

10012078

2009 VERISIGN ANNUAL REPORT



TRUST THE

BOARD OF DIRECTORS

D. James Bidzos
Chairman of the Board of Directors
Executive Chairman
VeriSign, Inc.

William L. Chenevich
Vice Chairman of Technology
and Operations
U.S. Bancorp

Kathleen A. Cote
Former Chief Executive Officer
Worldport Communications Company

Mark D. McLaughlin
President and Chief Executive Officer
VeriSign, Inc.

Roger H. Moore
Former Chief Executive Officer
Illuminet Holdings, Inc.

John D. Roach
Chairman and Chief Executive Officer
Stonegate International

Louis A. Simpson
President and Chief Executive Officer
Capital Operations, GEICO Corporation

Timothy Tomlinson
Of Counsel
Greenberg Traurig, LLP

EXECUTIVE OFFICERS

D. James Bidzos
Chairman of the Board of Directors
Executive Chairman

Mark D. McLaughlin
President and Chief Executive Officer

Brian G. Robins
Executive Vice President and
Chief Financial Officer

Christine C. Brennan
Senior Vice President
Worldwide Human Resources

Richard H. Goshorn
Senior Vice President
General Counsel and Secretary

Russell S. Lewis
Executive Vice President
Strategy and Technical Development

Kevin A. Werner
Senior Vice President
Corporate Development and Strategy

INVESTOR INFO

Quarterly earnings releases, corporate news releases, and Securities and Exchange Commission filings are available by contacting VeriSign Investor Relations or through our web site at *http://investor.verisign.com*. A copy of VeriSign's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, containing additional information of possible interest to stockholders, will be sent without charge to any stockholder who requests it. Please direct your request to VeriSign Investor Relations at the address below.

STOCK EXCHANGE LISTING

NASDAQ Stock Market
Ticker Symbol: VRSN

VERISIGN INVESTOR RELATIONS

487 East Middlefield Road
Mountain View, CA 94043
USA
Phone: +1 800 922 4917
Email: IR@verisign.com
http://investor.verisign.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP
500 East Middlefield Road
Mountain View, CA 94043
USA

TRANSFER AGENT

If you have questions concerning stock certificates, change of address, consolidation of accounts, transfer of ownership, or other stock account matters, please contact VeriSign's transfer agent:

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
USA
Phone: +1 877 255 1918



DEAR **VERISIGN STOCKHOLDERS**

A little over two years ago, we at VeriSign set out to be more focused on our core strengths in order to build upon our role as the trusted provider of Internet infrastructure for the networked world.

In 2009, despite a challenging economy, we completed a transformative restructuring of the company that included the sale of fourteen non-core business bundles and a joint venture, generating proceeds in excess of $765 million. We are proud to have successfully accomplished our restructuring mission and are focused on growth opportunities in our core Naming and Authentication Services businesses, both of which serve growing markets.

In the Naming business, we have provided 100 percent availability of our domain name resolution services for over a decade. We ended 2009 with more than 95 million domain names under management and now process on average over 50 billion domain name queries every day.

In the Authentication Services business, we have a strong value proposition and brand as a result of more than fourteen years of effectively providing assurance to web site users that the sites they access are authentic, safe, and secure. Consumers feel they can trust web sites that display the VeriSign® Checkmark Circle logo, and web site operators feel that they get a higher conversion rate by displaying the VeriSign Secured® Seal.

With this strong foundation, we developed a set of convictions in 2009 about the future of the business, speaking at length with key stakeholders including customers, partners, investors, and employees. To maximize value for our customers and results for our investors, we are focusing on VeriSign's core strengths while making disciplined investments in adjacent growth opportunities where our brand and technology infrastructure will provide a competitive advantage.

THE INTERNET TRUST COMPANY

As reliance on the Internet continues to grow, the need for trust becomes increasingly important. Online innovation is taking many forms—and presenting new challenges. Consider the explosion in smartphones and associated applications blurring the line between voice and IP. Or the ambitious plans taking shape for smart power grids and digital health records. Or cloud computing, with its promise of efficiency and risk of increased vulnerabilities. A trusted Internet will be integral in making the expected benefits of these services a reality. At VeriSign, we are focused on bringing trust to the Internet. Our vision is to build trust in three key areas: of the network, of web sites, and at the level of users and devices.

Trusting the Network

For businesses, we are seeing an increasing desire to outsource information technology management to a third party and to take advantage of the full benefits of cloud computing. However, these companies will not make this transition without a very high level of trust with their provider.

Our vision for trust of the network focuses on this evolution. A network is only useful if it is always on and completely reliable. To deliver on these needs, we offer network availability solutions.

VeriSign® iDefense Security Intelligence Services offer security professionals 24/7 access to accurate and actionable cyber intelligence on vulnerabilities, malicious code, and global threats. In addition, the VeriSign® Internet Defense Network (VIDN) is an in-the-cloud solution that provides flexible and scalable protection against Distributed Denial-of-Service (DDoS) attacks. As the shift to cloud computing continues, we believe that services like these will be in increasingly high demand and that VeriSign is well-positioned to provide a valuable solution.

Trusting Web Sites

With the rapid increase in malware, viruses, and other forms of malicious content, it's clear that the Internet is not a safe neighborhood. How does a user know if a site is safe or threatens to download (intentionally or unwittingly) a malicious bot onto their PC or mobile device? As users become more attuned to these threats, trust is critically needed—particularly because the vast majority of web sites lack a brand whose reputation is well-known to the consumer.

For transactional web sites, VeriSign's Secure Sockets Layer (SSL) technology protects sites and makes it possible for web site visitors to trust the site by encrypting sensitive information during transactions and by providing authenticated information about the identity of the SSL certificate owner. SSL certificates are intended to assure users they are in a safe, secure session and that their information is protected. We believe web sites that use VeriSign® SSL Certificates see significant uplift in their conversions, as consumers feel comfortable providing personal information and credit card data, knowing it is secure.

Building on the success we've had with our SSL business, we recently launched the VeriSign Trust™ Seal, a trust mark that is targeted toward non-transactional as well as transactional web sites. Until now, web site owners who wanted to show their visitors that their sites were reputable and safe had limited choices on how to send that message. With the most recognized sign of trust on the Internet, the VeriSign Trust Seal shows consumers that a site is authentic, safe, and secure, providing increased assurance of the site's identity and that it has been scanned daily for malware. Our vision is that seeing the VeriSign Trust Seal on a web site and in search results will help users determine whether a site is safe and benefit site owners with increased traffic, conversion, and loyalty.

Trusting Users and Devices

Finally, the problem of trust needs to be solved at the user and/or device level.

Today, identity theft and online fraud are reaching alarming levels, and consumers are increasingly concerned that their identity may be compromised. This problem demands a stronger way to authenticate both a user and a device onto the network, as a simple username and password are becoming more and more vulnerable to user account penetration. We believe two-factor authentication—adding an additional factor of authentication to the username and password—will become increasingly necessary.

Our VeriSign® Identity Protection (VIP) solution is a cloud-based authentication service that helps protect users from unauthorized access of their online accounts with a variety of supported one-time password (OTP) credentials, ranging from security hardware tokens to software-generated credentials. Our internally developed mobile credential, now available for free download on more than 500 different types of mobile devices, takes advantage of the ubiquity of a device that most people have with them at all times—their mobile device—to provide a fast and secure way for users to authenticate themselves onto the network.

In addition, the VeriSign® Managed Public Key Infrastructure (PKI) is a hosted solution that enables organizations to rapidly secure Web services, email, instant messaging, mobile workers, online forms exchange, legacy, and other applications. We believe PKI is a critical element in any overall security profile that enables collaboration and network access to employees, partners, and customers that are authorized and certified.

VeriSign's Advantage

Our strengths in delivering these services that bring trust to the Internet include our global network infrastructure, our technological innovation, and our technical organization, which has reliably operated these networks for over a decade. Our current infrastructure supports on average more than 50 billion domain name queries per day, and more than one billion Online Certificate Status Protocol (OCSP) checks per day. As we head into the next decade, VeriSign will work to meet the ever-scaling demand of Internet usage through continued investment in these areas.

We are proud of our role as a critical provider of Internet infrastructure services and the trust we have established with our customers and Internet users. We look forward to continuing to earn and build on that trust as we provide valuable services for our customers, create a great place to work for our employees, and work toward value creation for our shareholders.

FINANCIAL HIGHLIGHTS

We are fortunate to be able to approach potential new growth opportunities from a position of financial strength.

In 2009, VeriSign, Inc., and subsidiaries ("VeriSign") delivered revenue of $1.031 billion from continuing operations as compared to $965 million in 2008. On a generally accepted accounting principles (GAAP) basis for 2009, the company reported net income attributable to VeriSign of $246 million and earnings per share attributable to VeriSign of $1.28 on a diluted basis. This compared to a 2008 net loss attributable to VeriSign of $374 million and net loss per share attributable to VeriSign of $1.87 on a diluted basis.

Naming Services revenue was $616 million in 2009, up 12 percent from 2008, and Authentication Services revenue was $410 million in 2009, up 3 percent from 2008.[1] On a non-GAAP basis for the core businesses for 2009, VeriSign reported net income attributable to VeriSign of $247 million and earnings per share attributable to VeriSign of $1.28 on a diluted basis.[2]

The company continued to show strong improvement in its operating efficiency during the year, reporting GAAP operating margin for 2009 of 30.4 percent and non-GAAP core operating margin for 2009 of 37.7 percent.[3]

Our businesses generated positive cash flow from operations of $395 million, and $304 million in free cash flow, and we utilized approximately $250 million to repurchase approximately 11 million shares of common stock in 2009.[4]

We also continued to strengthen our balance sheet, ending the year with nearly $1.5 billion in cash and equivalents. This includes approximately $465 million in proceeds from the sale of non-core assets in 2009.

OUR 2010 GOALS

At our Analyst Day in November 2009, we outlined four principles driving our growth strategy for 2010:

- Continue to enhance our Internet infrastructure
- Grow our core businesses
- Execute on trust growth opportunities
- Drive operating leverage

The VeriSign management team and our more than 2,000 talented and committed employees worldwide are uniformly focused on enhancing the value of our services to our customers and partners. Our work is important—not only in the interest of growing VeriSign's revenue and profitability, but because of the central role VeriSign serves in enabling the continual online transformation of commerce and communication. We are excited about our renewed focus and potential growth opportunities, and we believe we are well positioned to execute.

I would like to thank our stockholders, customers, partners, and employees for the trust you place in VeriSign.



Mark McLaughlin
President and Chief Executive Officer
April, 2010

1 As of December 31, 2009, the Company's reportable segments include Internet Infrastructure and Identify Services (3IS) and Other Services, which represents continuing operations of non-core businesses and legacy products and services. The 3IS segment is comprised of our core businesses which are Naming and Authentication Services. 2009 core revenue was $1.026 billion.

2 2009 non-GAAP net income of $247 million includes $246 million GAAP net income adjusted by $1 million relating to certain charges and income. These include income from discontinued operations of $48 million, income from non-core operations of $2 million, stock-based compensation of $43 million, amortization of other intangible assets of $12 million, restructuring costs of $7 million, impairment of other intangible asset of $10 million, non-cash interest expense of $7 million, and estimated tax benefits of $28 million.

2009 non-GAAP earnings per share of $1.28 after the adjustments to GAAP net income noted above equals GAAP earnings per share of $1.28. The GAAP earnings per share calculation and the non-GAAP earnings per share calculation utilize a diluted share count of 193 million shares as of December 31, 2009.

3 2009 non-GAAP operating income was $387 million. Based on core revenue for 2009 of $1.026 billion, non-GAAP operating margin for 2009 was 37.7 percent. 2009 non-GAAP operating income of $387 million includes $314 million GAAP operating income adjusted by $73 million relating to certain charges and income. These include loss from non-core operations of $1 million, stock based compensation of $43 million, amortization of other intangible assets of $12 million, impairment of other intangible asset of $10 million, and restructuring costs of $7 million.

4 Free cash flow is defined as cash flow from operations adjusted to include excess tax benefits from stock-based compensation less capital expenditures of $117 million. For 2009, excess tax benefits associated with stock-based compensation were $26 million.

VeriSign provides quarterly and annual financial statements that are prepared in accordance with GAAP. Along with this information, we typically disclose and discuss certain non-GAAP financial information in our quarterly and annual earnings release, on investor conference calls, and during investor conferences and related events. This non-GAAP financial information does not include the following types of financial measures that are included in GAAP: discontinued operations, non-core businesses in continuing operations, stock-based compensation, amortization of other intangible assets, impairments of goodwill and other intangible assets, restructuring costs, and non-cash interest expense. Non-GAAP financial information is also adjusted for a 30 percent tax rate which differs from the GAAP tax rate. All non-GAAP financial information for each period presented herein has been conformed to exclude the foregoing items under GAAP. Prior disclosures of non-GAAP financial information may not exclude these same items and as such should not be used for comparison purposes.

Management believes that this non-GAAP financial information supplements our GAAP financial information by providing investors with additional information that allows them to have a clearer picture of the company's core operations. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with GAAP. We believe that the non-GAAP financial information enhances the investors' overall understanding of our financial performance and the comparability of the company's operating results from period to period. Above we have provided a reconciliation of the non-GAAP financial information that we provide each quarter with the comparable financial information reported in accordance with GAAP for the given period.


TRUST THE

Statements in this announcement other than historical data and information constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 as amended and Section 21E of the Securities Exchange Act of 1934 as amended. These statements involve risks and uncertainties that could cause VeriSign's actual results to differ materially from those stated or implied by such forward-looking statements. The potential risks and uncertainties include, among others, the uncertainty of future revenue and profitability and potential fluctuations in quarterly operating results due to such factors as increasing competition and pricing pressure from competing services offered at prices below our prices; the current global economic downturn; challenges to ongoing privatization of Internet administration; new or existing governmental laws and regulations; changes in customer behavior; the inability of VeriSign to successfully develop and market new services; the uncertainty of whether our new services, including the VeriSign Trust Seal, will achieve market acceptance or result in any revenues; system interruptions; security breaches; attacks on the Internet by hackers, viruses, or intentional acts of vandalism; challenges to the building of trust on the Internet; and the uncertainty of the expense and duration of transition services and requests for indemnification relating to completed divestitures. More information about potential factors that could affect the company's business and financial results is included in VeriSign's filings with the Securities and Exchange Commission, including in the Company's Annual Report on Form 10-K for the year ended December 31, 2009, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. VeriSign undertakes no obligation to update any of the forward-looking statements after the date of this announcement.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 000-23593

VERISIGN, INC.
(Exact name of registrant as specified in its charter)

Delaware	**94-3221585**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
487 East Middlefield Road, Mountain View, CA	**94043**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (650) 961-7500

Securities registered pursuant to Section 12(b) of the Act: Common Stock $0.001 Par Value Per Share, and the Associated Stock Purchase Rights

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☑ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. YES ☑ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☑ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act).

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☑

The aggregate market value of the voting and non-voting common equity stock held by non-affiliates of the Registrant as of June 30, 2009, was $2,114,335,874 based upon the last sale price reported for such date on the NASDAQ Global Select Market. For purposes of this disclosure, shares of Common Stock held by persons known to the Registrant (based on information provided by such persons and/or the most recent schedule 13Gs filed by such persons) to beneficially own more than 5% of the Registrant's Common Stock and shares held by officers and directors of the Registrant have been excluded because such persons may be deemed to be affiliates. This determination is not necessarily a conclusive determination for other purposes.

Number of shares of Common Stock, $0.001 par value, outstanding as of the close of business on February 17, 2010: 183,448,405 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement to be delivered to stockholders in connection with the 2010 Annual Meeting of Stockholders are incorporated by reference into Part III.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

Overview

VeriSign's mission is to bring trust to the Internet. We offer a comprehensive spectrum of products and services that enable confidence among Internet users, website owners and operators of digital networks. VeriSign's Naming Services capabilities enable domain name registration through our registrar partners and provide network availability for registrars and Internet users alike. VeriSign's Authentication Services capabilities make it easier for consumers to identify websites that are authentic, safe and secure. We enhance business reputations, security and website uptime resulting in improved online traffic, sales conversion and customer loyalty for websites.

We have the following two reportable segments: (1) Internet Infrastructure and Identity Services ("3IS"), which consists of Naming Services and Authentication Services; and (2) Other Services, which consists of the continuing operations of our Content Portal Services ("CPS"), our remaining non-core business, and legacy products and services from divested businesses. Comparative segment revenues and related financial information for 2009, 2008 and 2007 are presented in Note 16, "Segment Information," *Description of Segments,* of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K. We have operations inside as well as outside the United States ("U.S."). For a geographic breakdown of revenues and changes in revenues, see Note 16, "Segment Information," *Geographic Revenues,* of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K.

Naming Services is the authoritative directory provider of all *.com, .net, .cc, .tv, .name, .jobs* and *.edu* domain names. Authentication Services is comprised of Business Authentication Services and User Authentication Services. Business Authentication Services enable enterprises and Internet merchants to implement and operate secure networks and websites that utilize Secure Socket Layer ("SSL") protocol. Business Authentication Services provide customers the means to authenticate themselves to their end users and website visitors and to encrypt transactions and communications between client browsers and Web servers. User Authentication Services includes identity protection services, fraud detection services, and managed public key infrastructure ("PKI") services. User Authentication Services are intended to help enterprises secure intranets, extranets and other applications and devices, and provide authentication credentials.

During the fourth quarter of 2007, we announced a change to our business strategy to allow management to focus its attention on our core competencies and to make additional resources available to invest in our core businesses. The strategy called for the divestiture or winding-down of our non-core businesses.

During 2009, we substantially completed all of our divestitures, and the winding-down of our non-core businesses. In October 2009, we decided to wind down the operations of the CPS business after termination of active negotiations with a potential buyer. We expect the winding-down to be completed no later than the end of 2010. The assets and liabilities related to CPS have been reclassified to held and used as of December 31, 2009, and the results of operations of the CPS business have been reclassified from discontinued operations to continuing operations as part of our Other Services segment for all periods presented. The Pre-pay billing and payment services ("Pre-pay") business was fully wound down in October 2009, and its results of operations were reclassified into discontinued operations for all periods presented. Having divested our non-core businesses, additional resources are available to invest in our core services that remain; namely, Naming Services and Authentication Services. The proceeds from the divestiture of non-core businesses will be used for, but will not be limited to, investment in growth opportunities in or adjacent to our core services.

We were incorporated in Delaware on April 12, 1995. Our principal executive offices are located at 487 East Middlefield Road, Mountain View, California 94043. Our telephone number at that address is

(650) 961-7500. Our common stock is traded on the NASDAQ Global Select Market under the ticker symbol VRSN. The information on our website is not a part of this Form 10-K. VERISIGN, the VeriSign logo, the checkmark circle, GEOTRUST, THAWTE, and certain other product or service names are trademarks or registered trademarks of VeriSign and/or its subsidiaries in the U.S. and other countries. Other names used in this Form 10-K may be trademarks of their respective owners. Our primary website is www.verisign.com.

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are available, free of charge, through our website at http://investor.verisign.com as soon as is reasonably practicable after filing such reports with the Securities and Exchange Commission (the "SEC").

Internet Infrastructure and Identity Services Group

Our 3IS group consists of our Naming Services and Authentication Services.

Naming Services

Registry Services

The Registry Services business operates the authoritative directory of all *.com*, *.net*, *.cc*, *.tv*, *.name*, *.jobs* and *.edu* domain names, allowing individuals and brand name organizations to establish their online identities, while providing the secure, always-on access they need to communicate and transact reliably with large-scale online audiences.

We are the exclusive registry of domain names within the *.com*, *.net* and *.name* generic top-level domains ("gTLDs") under agreements with the Internet Corporation for Assigned Names and Numbers ("ICANN") and the United States ("U.S.") Department of Commerce ("DOC"). As a registry, we maintain the master directory of all second-level domain names in these top-level domains (e.g., johndoe.com and janedoe.net). These top-level domains are supported by our global constellation of domain name servers. In addition, we own and maintain the shared registration system that allows all registrars to enter new second-level domain names into the master directory and to submit modifications, transfers, re-registrations and deletions for existing second-level domain names ("Shared Registration System").

Separate from our agreements with ICANN, we have agreements with others to be the exclusive registry for the *.tv* and *.cc* country code top-level domains ("ccTLDs") and we operate the back-end registry systems for the *.jobs* and *.edu* gTLDs. These top-level domains are also supported by our global constellation of domain name servers and Shared Registration System.

With our existing gTLDs and ccTLDs, we also provide internationalized domain name ("IDN") services that enable Internet users to access websites in characters representing their local language. Currently, IDNs may be registered in as many as 350 different native languages and scripts. We also support the Domain Name Systems ("DNS") by locating and translating certain Internet Protocol ("IP") addresses into Internet domain names.

Domain names can be registered for between one and ten years, and the fees charged for *.com* and *.net* may only be increased according to adjustments prescribed in our agreements with ICANN over the applicable term. Revenues for registrations of *.name* are not subject to the same pricing restrictions as those applicable to *.com* and *.net,* however fees charged are subject to our agreement with ICANN over the applicable term. Revenues for *.cc* and *.tv* domain names are based on a similar fee system and registration system, though the fees charged are not subject to the same pricing restrictions as those imposed by ICANN. The fees received from operating the *.jobs* registry infrastructure are based on the terms of VeriSign's agreement with the registry operator of *.jobs.* No fees are received from operating the *.edu* registry infrastructure.

VeriSign Internet Defense Services

VeriSign Internet Defense Services provides infrastructure assurance to organizations and is comprised of VeriSign iDefense Security Intelligence Service ("iDefense") and VeriSign Internet Defense Network ("VIDN").

iDefense provides enterprise security teams with comprehensive intelligence, in the form of alerts, reports and analyst access, to help companies keep up with ever-evolving cyberthreats. Our teams enable companies to improve vulnerability management, incident response, fraud mitigation, and proactive mitigation of the particular threats targeting their industry or global operations. Customers include banks, large corporations and governmental and quasi-governmental organizations. Customers pay an annual fee for iDefense.

VIDN supports online business continuity by providing the monitoring and mitigation services against Distributed Denial of Service ("DDoS") attacks. Unlike on-premise solutions, which require significant upfront investment, and other service-based solutions, VeriSign's Internet-based service leverages our infrastructure to ensure protection against today's increasingly complex attacks. Customers include online businesses and organizations. Customers pay a monthly fee for VIDN.

Authentication Services

Business Authentication Services

Business Authentication Services enable confidential online interactions between individuals and organizations, while providing visual assurances that verify website ownership and affirm that interactions are safe and secure. We currently offer the following Business Authentication Services: VeriSign®, thawte®, and GeoTrust® branded SSL certificates. These services provide customers the means to authenticate themselves to their end users and website visitors and to encrypt communications between client browsers and Web servers. Revenues are generated through the issuance of SSL certificates for periods ranging from one to five years. The average certification issued by our Business Authentication Services business is approximately sixteen months. The SSL certificate also contains information about the certificate subscriber and the website domain to which the certificate was issued.

We currently offer the following SSL certificate services:

- *VeriSign Secure Site with Extended Validation ("EV") SSL certificates and Secure Site Pro with EV SSL certificates:* EV SSL certificates offer the same level of encryption as VeriSign's Secure Site and Secure Site Pro certificates but provide a higher level of business authentication. These certificates enable high security Web browsers to prominently display a green address bar and identify a website's organizational identity. EV SSL certificates also rely on high assurance authentication standards promulgated by the Certificate Authority ("CA")/Browser Forum, a voluntary organization of leading CAs working together to define the guidelines and means of implementation for the EV SSL certificate standards.
- *VeriSign Secure Site and Secure Site Pro certificates:* Both our Secure Site and Secure Site Pro certificates enable up to 256-bit SSL encryption when both the Web server and the client browser support such encryption. Secure Site Pro, our premium certificate offering, implements Server Gated Cryptography, a technology which automatically steps-up encryption levels to 128-bit in certain client-browser/operating system configurations that would otherwise encrypt at lower levels. The VeriSign branded certificates validate and authenticate the organization requesting the certificate.
- *GeoTrust and thawte branded certificates:* We also offer SSL certificate services under the GeoTrust and thawte brands. These services use similar underlying infrastructure as VeriSign branded certificates and are targeted at small businesses, Internet service providers and Web hosting companies. The GeoTrust and thawte branded certificates primarily validate the ownership or control of a domain.

User Authentication Services

User Authentication Services offer a variety of strong authentication methods to help enterprises deploy secure remote access and secure business applications through PKI, digital certificates, or one-time passwords.

We offer a suite of User Authentication products and services, including our VeriSign Identity Protection ("VIP") Service, our Fraud Detection Service, and our VeriSign PKI Service. Revenues in our User Authentication Services are derived from a one-time credential sale to the customer seeking network services and a one-time set-up fee. We also charge an annual service fee based upon the number of individual users authorized by the customer to access its network and a customer support fee.

- *VeriSign Identity Protection Service*: Our VIP Service allows organizations to secure username and password access credentials with a one time password, before permitting access to protected online resources. Unlike traditional measures to provide such account security, VIP Service is delivered through the Internet as a standards-based managed service, which reduces deployment and operational costs.
- *Fraud Detection Service:* Our Fraud Detection Service provides an invisible means of delivering proactive protection to consumers by detecting fraudulent logins and transactions in real-time without affecting a legitimate user's Web experience.
- *VeriSign PKI Service:* VeriSign PKI Service helps organizations reduce risk and comply with security standards through the creation of an independently verifiable trust framework. This framework is used by organizations to both create and validate unique identities for users and devices which can then be leveraged as credentials for accessing sensitive information and systems. While alternative solutions can be developed for such needs, VeriSign PKI solutions are deployment- and future-ready, leveraging a highly available infrastructure that supports open standards and protocols. Customers may choose from a fully hosted solution where VeriSign operates the entire infrastructure, a partially hosted PKI Service with a customer's own network, or, in very specialized cases, leverage VeriSign's in-premise PKI solutions.

Divestiture Transactions and Presentation of Results of Operations

During the fourth quarter of 2007, we announced a change to our business strategy to allow management to focus its attention on our core competencies and to make additional resources available to invest in our core businesses. The strategy called for the divestiture or winding-down of our non-core businesses. We substantially completed this strategy during 2009.

During the first quarter of 2009, the Company disaggregated its Enterprise and Security Services disposal group held for sale into the following three businesses: (i) Global Security Consulting ("GSC"), (ii) iDefense and (iii) Managed Security Services ("MSS"). The Company decided to retain its iDefense business and, accordingly, reclassified the assets and liabilities related to iDefense as held and used. The Company also reclassified the historical results of operations of iDefense from discontinued operations to continuing operations as part of our Naming Services business for all periods presented.

In October 2009, we decided to wind down the operations of the CPS business after termination of active negotiations with a potential buyer. We expect the winding-down to be completed no later than the end of 2010. The assets and liabilities related to CPS have been reclassified to held and used and the results of operations of CPS have been reclassified from discontinued operations to continuing operations as part of our Other Services segment for all periods presented. The Pre-pay business was fully wound down in October 2009, and its results of operations were reclassified into discontinued operations.

The historical results of operations of our divested businesses have been reclassified as discontinued operations for all periods presented unless otherwise noted.

During 2009, we completed the divestiture or winding-down of the following businesses:

- The Mobile Delivery Gateway Services which offered solutions to manage the complex operator interfaces, relationships, distribution, reporting, and customer service for the delivery of premium mobile content to customers.

- The Pre-pay business which licensed and managed solutions for prepay billing customers to deliver rating and billing services.
- Messaging and Mobile Media ("MMM") Services which consisted of the InterCarrier Messaging, PictureMail, Premium Messaging Gateway, and Mobile Enterprise Service offerings. The MMM Services business was an industry-leading global provider of short-messaging, multimedia messaging, and mobile content application services.
- The GSC business which helped companies understand corporate security requirements, comply with all applicable regulations, identify security vulnerabilities, reduce risk, and meet the security compliance requirements applicable to the particular business and industry.
- The MSS business which enabled enterprises to effectively monitor and manage their network security infrastructure 24 hours per day, every day of the year, while reducing the associated time, expense, and personnel commitments by relying on the MSS business' security platform and experienced security staff.
- The Real-Time Publisher Services business which allowed organizations to obtain access to and organize large amounts of constantly updated content, and distribute it, in real time, to enterprises, Web-portal developers, application developers and consumers.
- The Communications Services business which provided Billing and Commerce Services, Connectivity and Interoperability Services, and Intelligent Database Services.
- The International Clearing business which enabled financial settlement and call data settlement for wireless and wireline carriers.

During 2008, we completed the divestiture of the following businesses:

- The EMEA Mobile Media business which offered mobile application services that included interactive messaging applications, content portal services, and messaging gateway services.
- The Post-pay business which enabled advanced billing and customer care services to wireless telecommunications carriers.
- The Communications Consulting business which offered a full range of strategy and technology consulting, business planning, sourcing, and implementation services to help telecommunications operators and equipment manufacturers drive profitable new business and technology strategies.
- The Digital Brand Management Services business which offered a range of corporate domain name and brand protection services that help enterprises, legal professionals, information technology professionals and brand marketers monitor, protect and build digital brand equity.
- The Content Delivery Network ("CDN") business which offered broadband content services that enable the delivery of high-quality video and other rich media securely and efficiently at a very large scale. We retained an equity ownership in the CDN business and have accounted for our investment in the CDN business as an equity method investment with a carrying value of zero. As a result of our continuing involvement in the CDN business, the historical results of operations of the CDN business have not been classified as discontinued operations.
- The Self-Care and Analytics business which provided on-line analysis applications for mobile communications customers and on-line customer self-service with a single view of billing across multiple systems.

During 2007, we completed the divestiture of the following businesses:

- The Retail Data Solutions ("RDS") business which specialized in intelligent supply chain services. The historical results of operations of the RDS business have not been classified as discontinued operations because they were not significant. The historical results of operations of RDS are included in our Other Services segment.

Sale of other businesses

In addition to the divestiture of the non-core businesses as part of our divestiture strategy, we also sold the following businesses:

- In 2007, we sold 51% of our ownership interest in our wholly-owned Jamba subsidiary to Fox Entertainment ("Fox"), a subsidiary of News Corporation, and simultaneously entered into two joint venture agreements ("Jamba joint ventures") with Fox. In 2008, we sold the remaining 49% ownership interest in the Jamba joint ventures to Fox. The historical results of operations of the Jamba subsidiary and the Jamba joint ventures are classified as continuing operations for all periods presented.
- In 2007, we sold our Jamba Service GmbH subsidiary ("Jamba Service") which marketed insurance and extended service warranties to consumers for mobile electronic equipment and products. The historical results of operations of Jamba Service are classified as discontinued operations for all periods presented.

Operations Infrastructure

Our operations infrastructure consists of secure data centers in Mountain View, California; Dulles, Virginia; New Castle, Delaware; Melbourne, Australia; London, England; Kawasaki, Japan; and Fribourg, Switzerland. Most of these secure data centers operate on a 24-hour a day, every day basis, supporting our business units and services. The performance and scale of our infrastructure are critical for both our Naming Services and Authentication Services, and give us the platform to maintain our leadership position in our core services. Key features of our operations infrastructure include:

- *Distributed Servers:* We deploy a large number of high-speed servers to support capacity and availability demands that, in conjunction with our proprietary software, offer automatic failover, global and local load balancing and threshold monitoring on critical servers.
- *Advanced Telecommunications:* We deploy and maintain redundant telecommunications and routing hardware and maintain high-speed connections to multiple Internet service providers ("ISPs") to ensure that our critical services are readily accessible to customers at all times.
- *Network Security:* We incorporate architectural concepts such as protected domains, restricted nodes and distributed access control in our system architecture. We have also developed proprietary communications protocols within and between software modules that are designed to prevent most known forms of electronic attacks. In addition, we employ firewalls and intrusion detection software, and contract with security consultants who perform periodic probes to test our systems and security risk assessments.

As part of our operations infrastructure for our Naming Services business, we operate all authoritative domain name servers that answer domain name lookups for the *.com* and *.net* zones, as well as for the other top-level domains for which we are the registry. We also operate two of the thirteen externally visible root zone server addresses, including the "A" root, which is considered to be the authoritative root zone server of the Internet's DNS. The domain name servers provide the associated name server and IP address for every *.com* and *.net* domain name on the Internet and a large number of other top-level domain queries, resulting in an annual average of over 55 billion responses per day. These name servers are located around the world, providing local domain name service throughout North America, South America, Europe, and Asia. Each server facility is a controlled and monitored environment, incorporating security and system maintenance features. This network of name servers is one of the cornerstones of the Internet's DNS infrastructure.

In 2009 VeriSign completed most elements of "Project Titan," a large-scale infrastructure upgrade intended to increase the capacity of domain name queries handled by our DNS infrastructure. Project Titan also further fortified our infrastructure to repel significant DDoS attacks, and provide enhanced monitoring and logging capabilities. As part of the Project Titan implementation between 2007 and 2009, all of VeriSign's infrastructure sites have been upgraded, and more than 40 regional resolution sites were deployed.

Call Centers and Help Desk: We provide customer support services through our phone-based call centers, email help desks and Web-based self-help systems. Our California call center is staffed 24 hours a day, every day of the year and employs an automated call directory system to support our Authentication Services business. Our Virginia call center is staffed 24 hours a day, every day of the year to support our Naming Services business. All call centers have a staff of trained customer support agents and provide Web-based support services utilizing customized automatic response systems to provide self-help recommendations.

Operations Support and Monitoring: Through our network operations centers, we have an extensive monitoring capability that enables us to track the status and performance of our critical database systems and our global resolution systems. Our distributed network operations centers are staffed 24 hours a day, every day of the year.

Disaster Recovery Plans: We have disaster recovery and business continuity capabilities that are designed to deal with the loss of entire data centers and other facilities. Our Naming Services business maintains dual mirrored data centers that allow rapid failover with no data loss and no loss of function or capacity. Our Authentication Services business is similarly protected by having service capabilities that exist in both of our East and West Coast data center facilities. Our critical data services (including digital certificates, domain name registration, telecommunications services and global resolution) use advanced storage systems that provide data protection through techniques such as mirroring and remote replication.

Marketing, Sales and Distribution

We market our Naming Services worldwide through registrars. We market our Authentication Services worldwide through multiple distribution channels, including the Internet, direct sales, telesales, direct marketing through all media, mass merchandisers, value-added resellers, systems integrators and VeriSign International Affiliates (each a "VeriSign Affiliate"). VeriSign established the VeriSign International Affiliate Program in the 1990s to recruit resale partners to resell PKI Services in regions where VeriSign does not offer PKI Services. VeriSign enables each VeriSign Affiliate to operate all aspects of a PKI Service business by licensing to the VeriSign Affiliate the VeriSign Processing Center software platform, which provides a scalable certificate authority service platform capable of supporting thousands of enterprises and millions of end users. Each VeriSign Affiliate is responsible for localizing PKI Services according to its local country regulations and requirements.

Our direct sales and marketing organization at December 31, 2009, consisted of 488 employees. We have field sales offices throughout the world.

Research and Development

As of December 31, 2009, we had 571 employees dedicated to research and development. We believe that timely development of new and enhanced Internet security, e-commerce, information, and technologies is necessary to remain competitive in the marketplace. During 2009, 2008 and 2007 our research and development expenses were $83.6 million, $88.9 million and $94.4 million, respectively.

Our future success will depend in large part on our ability to continue to maintain and enhance our current technologies and services. In the past, we developed our services both independently and through efforts with leading application developers and major customers. We have also, in certain circumstances, acquired or licensed technology from third parties. Although we will continue to work closely with developers and major customers in our development efforts, we expect that most of the future enhancements to existing services and new services will be developed internally or acquired through business acquisitions.

The markets for our services are dynamic, characterized by rapid technological developments, frequent new product introductions and evolving industry standards. The constantly changing nature of these markets and their rapid evolution will require us to continually improve the performance, features and reliability of our services, particularly in response to competitive offerings, and to introduce both new and enhanced services as quickly as possible and prior to our competitors.

Competition

We compete with numerous companies in each of the Naming Services and Authentication Services businesses. The overall number of our competitors may increase and the identity and composition of competitors may change over time.

Competition in Naming Services: We face competition in the domain name registry space from other gTLD and ccTLD registries that are competing for the business of entities and individuals that are seeking to establish a Web presence, including registries offering services related to the *.info, .org, .mobi, .biz, .pro, .aero, .museum* and *.coop* gTLDs and registries offering services related to ccTLDs. ICANN currently has registry agreements with 14 registries for the operation of 16 gTLDs. In addition, there are over 240 ccTLD registries. Furthermore, under our agreements with ICANN, we are subject to certain restrictions in the operation of *.com, .net* and *.name* on pricing, bundling and use of registrars that do not apply to ccTLDs and therefore may create a competitive disadvantage for us.

We also face competition from service providers that offer outsourced domain name registration, resolutions and other DNS services to organizations that require a reliable and scalable infrastructure. Among the competitors are Neustar, Inc., Afilias Limited and Nominum, Inc.

In addition, to the extent end-users navigate using search engines as opposed to direct navigation, we may face competition from search engine operators such as Google Inc., Microsoft Corporation and Yahoo! Inc.

Additional competition to our business may arise from the upcoming introduction of new Internationalized Domain Name TLDs ("IDN TLDs") and new gTLDs by ICANN. On October 30, 2009, ICANN approved a fast track process for awarding new IDN TLDs by the first half of 2010. Other new domain extensions (including ones for which we could apply) could become available by the end of 2011. We do not yet know the impact, if any, that these new domain extensions may have on our business, including the extent to which the earlier introduction of ccTLDs in local languages and scripts by other registries will constitute a competitive advantage. While we may apply for one or more of these new domain extensions and seek to enter into agreements with other gTLD applicants to provide back-end registry services, there is no certainty that we will ultimately be successful and even if we are successful in obtaining one or more of these new domain extensions, there is no guarantee that such extensions will be any more successful than the domain name extensions obtained by our competitors. We do not yet know the impact, if any, these new domain extensions may have on our business, but the increase of name availability in the marketplace could introduce new choices for end-users as well as create end-user confusion around brand preference, which could have a material adverse effect on our business.

Competition in Business and User Authentication Services: Our Business Authentication Services and User Authentication Services are targeted at the rapidly evolving market for Internet security services, including network security, authentication and validation, which enable secure e-commerce and telecommunications over wireline and wireless IP networks. Principal competitors generally fall within one of the following categories: (1) companies such as RSA Security, Inc. ("RSA"), the security division of EMC Corporation, and Entrust, Inc. which offer software applications and related digital certificate products that customers operate themselves; (2) companies such as IdenTrust, Inc. that primarily offer digital certificate and certification authority-related services; (3) companies focused on providing a bundled offering of products and services; and (4) companies offering competing SSL certificate and other security services, including domain name registrars.

The market for Business Authentication Services and User Authentication Services is intensely competitive, subject to rapid change and significantly affected by new product and service introductions and other market activities of industry participants. We also experience competition from a number of smaller companies, and we believe that our primary long-term competitors may not yet have entered the market. Furthermore, AOL Inc. and Microsoft Corporation have introduced software products that enable the issuance and management of digital certificates, and we believe that other companies could introduce similar products. If these or other companies introduce new products or services that compete with our Authentication Services, our business could be materially harmed.

In addition, browser companies that embed our interface technologies or otherwise feature them as a provider of digital certificate products and services in their Web browsers or on their websites could also promote products and services of our competitors or charge us substantial fees for promotions in the future.

Industry Regulation

Naming Services: Within the U.S. Government, oversight of Internet administration is provided by the DOC. Effective October 1, 2009, the DOC and ICANN entered into a new agreement, known as the Affirmation of Commitments which replaced a prior agreement known as the Joint Project Agreement. Under the Affirmation of Commitments, the DOC became one of several parties working together with other representative constituency members in providing an on-going review of ICANN's performance and accountability. The Affirmation of Commitments provides for more defined international participation in this review. The agreement sets forth periodic reviews by committees, the membership of which have yet to be determined. These review panels are charged with reviewing and making recommendations regarding: (i) the accountability and transparency of ICANN; (ii) the security, stability and resiliency of the DNS; (iii) the impact of new gTLDs on competition, consumer trust, and consumer choice; and (iv) the effectiveness of ICANN's policies with respect to registrant data in meeting the legitimate needs of law enforcement and promoting consumer trust. Under the Affirmation of Commitments, the Assistant Secretary of Communications and Information of the DOC will be a member of the "Accountability and Transparency" review panel. The reviews generally are to occur no less than every three to four years.

As the exclusive registry of domain names within the *.com*, *.net* and *.name* gTLDs, we have entered into certain agreements with ICANN and the DOC:

.com Registry Agreement: On November 29, 2006, the DOC approved the Registry Agreement between ICANN and VeriSign for the *.com* gTLD (the "*.com* Registry Agreement"). The *.com* Registry Agreement provides that we will continue to be the sole registry operator for domain names in the *.com* top-level domain through November 30, 2012. The *.com* Registry Agreement provides that it shall be renewed for successive terms unless it has been determined that VeriSign has been in fundamental and material breach of certain provisions of the *.com* Registry Agreement and has failed to cure such breach. The DOC shall approve such renewal if it concludes that approval will serve the public interest in (a) the continued security and stability of the Internet DNS and the operation of the *.com* registry including, in addition to other relevant factors, consideration of VeriSign's compliance with Consensus policies and technical specifications and its service level agreements as set forth in the *.com* Registry Agreement and the investment associated with improving the security and stability of the DNS, and (b) the provision of registry services as defined in the *.com* Registry Agreement at reasonable prices, terms and conditions. The parties have an expectancy of renewal of the *.com* Registry Agreement so long as the foregoing public interest standard is met and VeriSign is not in breach of the *.com* Registry Agreement.

We are required to comply with and implement temporary specifications or policies and consensus policies, as well as other provisions pursuant to the 2006 *.com* Registry Agreement relating to handling of data and other registry operations. The 2006 *.com* Registry Agreement also provides a procedure for VeriSign to propose, and ICANN to review and approve, additional registry services.

Cooperative Agreement: In connection with the DOC's approval of the *.com* Registry Agreement, VeriSign and the DOC entered into Amendment No. Thirty (30) to their Cooperative Agreement—Special Awards Conditions NCR-92-18742, regarding operation of the *.com* gTLD registries, which extends the term of Cooperative Agreement through November 30, 2012, and provides that any renewal or extension of the *.com*

Registry Agreement is subject to prior written approval by the DOC. As described above, the Amendment provides that the DOC shall approve such renewal if it concludes that it is in the public interest and in the continued security and stability of the DNS and that the provision of registry services is offered on reasonable terms.

.net Registry Agreement: On July 1, 2005, we entered into a Registry Agreement with ICANN for the *.net* gTLD (the "*.net* Registry Agreement"). The *.net* Registry Agreement provides that we will continue to be the sole registry operator for domain names in the *.net* top-level domain through June 30, 2011. The *.net* Registry Agreement provides that it shall be renewed unless it has been determined that VeriSign has been in fundamental and material breach of certain provisions of the *.net* Registry Agreement and has failed to cure such breach.

.name Registry Agreement: On October 1, 2008, we acquired The Global Name Registry Ltd. ("GNR"), the holder of the *.name* Registry Agreement which provides that GNR will continue to be the sole registry operator for domain names in the *.name* top-level domain through August 15, 2012. The renewal provisions are the same as for the *.net* Registry Agreement.

The descriptions of the *.com* Registry Agreement and Amendment No. 30 of the Cooperative Agreement are qualified in their entirety by the text of the complete agreements that are incorporated by reference as exhibits to this Form 10-K.

Authentication Services: Some of our security services utilize and incorporate encryption technology. Exports of software and hardware products utilizing encryption technology are generally restricted by the U.S. and various non-U.S. governments. We have obtained approval to export many of the security services we provide to customers globally under applicable U.S. export law. As the list of products and countries for which export approval is expanded or changes, government restrictions on the export of software and hardware products utilizing encryption technology may grow and become an impediment to our growth in international markets. If we do not obtain required approvals or we violate applicable laws, we may not be able to sell some of our security services in international markets and may be subject to fines and other penalties.

There are currently no U.S. federal laws or regulations that specifically control certification authorities, but a limited number of states have enacted legislation or regulations with respect to certification authorities. If we do not comply with these state laws and regulations, we will lose the statutory benefits and protections that would be otherwise afforded to us. Moreover, if our market for digital certificates grows, the U.S. federal, state, or foreign governments may choose to enact further regulations governing certification authorities or other providers of digital certificate products and related services. These regulations or the costs of complying with these regulations could have a material, adverse impact on our business.

Intellectual Property

We rely primarily on a combination of copyrights, trademarks, service marks, patents, restrictions on disclosure and other methods to protect our intellectual property. We also enter into confidentiality and/or invention assignment agreements with our employees, consultants and current and potential affiliates, customers and business partners. We also generally control access to and distribution of proprietary documentation and other confidential information.

We have been issued numerous patents in the U.S. and abroad, covering a wide range of our technology. Additionally, we have filed numerous patent applications with respect to certain of our technology in the U.S. Patent and Trademark Office and patent offices outside the U.S. Patents may not be awarded with respect to these applications and even if such patents are awarded, such patents may not provide us with sufficient protection of our intellectual property.

We have obtained trademark registrations for various VeriSign marks in the U.S. and other countries, including VERISIGN, the VeriSign logo, the checkmark circle, GEOTRUST, and THAWTE. We have also filed numerous applications to register VeriSign trademarks and claims, and have common law rights in many other proprietary names. We take steps to enforce and police VeriSign's trademarks. We rely on the strength of our VeriSign brand to differentiate ourselves in the marketing of our products, particularly with respect to our SSL certificates.

With regard to our Naming Services business, our principal intellectual property consists of, and our success is dependent upon, proprietary software used in our registry service business and certain methodologies and technical expertise we use in both the design and implementation of our current and future registry services and Internet-based products and services businesses, including the conversion of IDNs. We own our proprietary Shared Registration System through which competing registrars submit second-level domain name registrations for each of the registries we operate. Some of the software and protocols used in our registry services are in the public domain or are otherwise available to our competitors.

With regard to our Authentication Services business, we also rely on certain licensed third-party technology, such as public key cryptography technology licensed from RSA, and other technology that is used in our security services to perform key functions. RSA has granted us a perpetual, royalty-free, nonexclusive, worldwide license to use certain RSA products relating to certificate issuing, management and processing functionality. We develop services that contain or incorporate the RSA BSAFE products and that relate to digital certificate-issuing software, software for the management of private keys and for digitally signing computer files on behalf of others, and software for customers to preview and forward digital certificate requests to them. RSA's BSAFE product is a software tool kit that allows for the integration of encryption and authentication features into software applications.

Employees

The following table shows a comparison of our consolidated employee headcount, by function, including historical headcount associated with the divested and wound-down businesses:

	As of December 31,		
	2009	2008	2007
Employee headcount by function:			
Cost of revenues	658	1,164	1,673
Sales and marketing	488	607	809
Research and development	571	769	954
General and administrative	611	757	815
Total	2,328	3,297	4,251

We have never had a work stoppage, and no U.S.-based employees are represented under collective bargaining agreements. Our ability to achieve our financial and operational objectives depends in large part upon our continued ability to attract, integrate, train, retain and motivate highly qualified sales, technical and managerial personnel, and upon the continued service of our senior management and key sales and technical personnel. Competition for qualified personnel in our industry and in some of our geographical locations is intense, particularly for software development personnel.

ITEM 1A. RISK FACTORS

In addition to other information in this Form 10-K, the following risk factors should be carefully considered in evaluating us and our business because these factors currently have a significant impact or may have a significant impact on our business, operating results or financial condition. Actual results could differ materially from those projected in the forward-looking statements contained in this Form 10-K as a result of the risk factors discussed below and elsewhere in this Form 10-K and in other filings we make with the SEC.

Risks relating to our business

Our operating results may fluctuate and our future revenues and profitability are uncertain.

Our operating results have varied in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. These factors include the following:

- the current global economic environment as well as its impact on e-commerce, financial services, and the communications and Internet industries;
- volume of new domain name registrations and customer renewals in our Naming Services business;
- the long sales and implementation cycles for, and potentially large order sizes of, some of our Authentication Services and the timing and execution of individual customer contracts;
- changes in the payment structures of on-line advertising network providers and compensation levels, as well as policies proposed and implemented by ICANN, which could impact the number of domain name registrations;
- our success in marketing and market acceptance of our services by our existing customers and by new customers;
- customer renewal rates and turnover of customers of our services;
- continued development of our direct and indirect distribution channels for our products and services, both in the U.S. and abroad;
- the impact of price changes in our products and services or our competitors' products and services;
- the impact of decisions by channel partners and resellers to offer competing products or modify their marketing practices;
- the mix of all our services sold during a period;
- seasonal fluctuations in business activity;
- changes in marketing expenses related to promoting and distributing our services;
- potential attacks by hackers, which could threaten the perceived reliability of our products and services;
- changes in the level of spending for information technology-related products and services by enterprise customers; and
- the uncertainties, costs and risks related to our divestiture plan, including any income statement charges we incur in connection therewith and costs related to our transition services agreements.

Our operating expenses may increase. If an increase in our expenses is not accompanied by a corresponding increase in our revenues, our operating results will suffer, particularly as revenues from some of our services are recognized ratably over the term of the service, rather than immediately when the customer pays for them, unlike our sales and marketing expenditures, which are expensed in full when incurred.

Due to all of the above factors, our revenues and operating results are difficult to forecast. Therefore, we believe that period-to-period comparisons of our operating results will not necessarily be meaningful, and you should not rely upon them as an indication of future performance. Also, operating results may fall below our expectations and the expectations of securities analysts or investors in one or more future periods. If this were to occur, the market price of our common stock would likely decline.

Our operating results may continue to be adversely affected by the current economic environment, unfavorable market and economic conditions.

The current global economic environment may continue to have a negative impact on demand for our services, our business and our foreign operations. The economic environment has or may negatively impact, among other things:

- current and future demand for our services, including decreases as a result of reduced spending on information technology and communications by our customers;
- our customers' continued growth and development of their businesses and our customers' ability to continue as going concerns;
- the ability of our customers to maintain their business;
- price competition for our products and services;
- the ability of our suppliers to continue to fill our orders;
- the price of our common stock;
- our liquidity;
- our ability to service our debt, to obtain financing or assume new debt obligations;
- our ability to obtain payment for outstanding debts owed to us by our customers or other parties with whom we do business; and
- our ability to execute on any stock repurchase plans.

In addition, to the extent that the economic environment impacts specific industry and geographic sectors in which many of our customers are concentrated, that may further negatively impact our business. If the economic and market conditions in the U.S. and globally do not improve, or if they further deteriorate, we may experience material adverse impacts on our business, operating results and financial position as a consequence of the above factors or otherwise.

Our diversified business structure may result in significant fluctuations of our financial results.

The successful operation of our business depends on numerous factors, many of which are not entirely under our control, including, but not limited to, the following:

- the use of the Internet and other IP networks, and the extent to which digital certificates and domain names are used, for e-commerce and communications;
- growth in demand for our services;
- the competition for any of our services;
- the perceived security of e-commerce and communications over the Internet and other IP networks;
- the perceived security of our services, technology, infrastructure and practices;
- the loss of customers through industry consolidation or customer decisions to deploy in-house or competitor technology and services;
- our continued ability to maintain our current, and enter into additional, strategic relationships;

- our ability to successfully market our services to new and existing customers;
- our success in attracting, integrating, training, retaining and motivating qualified personnel;
- our response to competitive developments;
- the successful introduction of new products and services;
- seasonal fluctuations in business activity; and
- the successful introduction of enhancements to our services to address new technologies and standards and changing market conditions.

Our international operations subject our business to additional economic risks that could have an adverse impact on our revenues and business.

As of December 31, 2009, we had 864 or 37% of our employees outside the U.S. Expansion into international markets has required and will continue to require significant management attention and resources. We may also need to tailor some of our services for a particular market and to enter into international distribution and operating relationships. We have limited experience in localizing our services and in developing international distribution or operating relationships. We may not succeed in expanding our services into international markets. Failure to do so could harm our business. Moreover, local laws and customs in many countries differ significantly from those in the U.S. In many foreign countries, particularly in those with developing economies, it is common for others to engage in business practices that are prohibited by our internal policies and procedures or U.S. law or regulations applicable to us. There can be no assurance that all of our employees, contractors and agents will not take actions in violation of such policies, procedures, laws and/or regulations. Violations of laws, regulations or key control policies by our employees, contractors or agents could result in financial reporting problems, fines, penalties, or prohibition on the importation or exportation of our products and could have a material adverse effect on our business. In addition, we face risks inherent in doing business on an international basis, including, among others:

- competition with foreign companies or other domestic companies entering the foreign markets in which we operate;
- differing and uncertain regulatory requirements;
- legal uncertainty regarding liability, enforcing our contracts and compliance with foreign laws;
- export and import restrictions on cryptographic technology and products incorporating that technology;
- tariffs and other trade barriers and restrictions;
- difficulties in staffing and managing foreign operations;
- longer sales and payment cycles;
- problems in collecting accounts receivable;
- currency fluctuations, as our international revenues are not always denominated in U.S. dollars and some of our costs are denominated in foreign currencies;
- difficulty in repatriating profits to the U.S.;
- potential problems associated with adapting our services to technical conditions existing in different countries;
- the necessity of developing foreign language portals and products for our services;
- difficulty of authenticating customer information for digital certificates and other purposes;
- political instability;

- failure of foreign laws to protect our U.S. proprietary rights adequately;
- more stringent privacy policies in some foreign countries;
- additional vulnerability from terrorist groups targeting U.S. interests abroad;
- seasonal reductions in business activity; and
- potentially adverse tax consequences.

We are exposed to risks faced by financial institutions.

We have entered into hedging transactions with counterparties in the financial services industry which have been adversely impacted by the current economic environment. Defaults by, and even rumors or questions about the solvency of, certain financial institutions and the financial services industry generally have led to market-wide liquidity problems and could lead to losses or defaults by other institutions. The hedging transactions we have entered into expose us to credit risk in the event of default by one of our counterparties. Despite the risk control measures we have in place, a default by one of our counterparties, or liquidity problems in the financial services industry in general, could have a material adverse effect on our business, financial condition and results of operations.

Governmental regulation and the application of existing laws may slow business growth, increase our costs of doing business and create potential liability.

Application of new and existing laws and regulations to the Internet and wireless communications industry can be unclear. The costs of complying or failing to comply with these laws and regulations could limit our ability to operate in our current markets, expose us to compliance costs and substantial liability and result in costly and time-consuming litigation.

Foreign, federal or state laws could have an adverse impact on our business. For example, laws designed to restrict the on-line distribution of certain materials deemed harmful to children, on-line gambling, and cyber squatting and laws designed to promote cyber security may impose significant additional costs on our business or subject us to additional liabilities.

Due to the nature of the Internet, it is possible that state or foreign governments might attempt to regulate Internet transmissions or prosecute us for violations of their laws. We might unintentionally violate such laws, such laws may be modified and new laws may be enacted in the future. Any such developments could increase the costs of regulatory compliance for us, force us to change our business practices or otherwise materially harm our business.

In addition, we are required to comply with state laws and regulations regarding certification authorities and if we fail to do so, we could lose the statutory benefits and protections that would otherwise be afforded to us.

While we believe we currently have effective internal control over financial reporting, we may identify a material weakness in our internal controls over financial reporting that could cause investors to lose confidence in the reliability of our financial statements and result in a decrease in the value of our securities.

We will continue to evaluate, upgrade and enhance our internal controls. Because of inherent limitations, our internal control over financial reporting may not prevent or detect misstatements, errors or omissions, including those caused by human error, the circumvention of overriding controls, the violation of company policies or practices (whether negligent or willful) or fraud, and any projections of any evaluation of effectiveness of internal controls to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with our policies or procedures may deteriorate. We cannot be certain in future periods that other control deficiencies that may constitute one or more significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified. If we fail to maintain the adequacy of our internal controls, including any failure to implement or difficulty in implementing required new or improved controls, our business and results of operations could be harmed, the results of operations we report could be subject to adjustments, we could fail to be able to provide reasonable assurance as to our financial results or the effectiveness of our internal controls or meet our reporting obligations and there could be a material adverse effect on our business.

Issues arising from our agreements with ICANN and the DOC could harm our registry business.

The DOC has adopted a plan for the phased transition of its responsibilities for the DNS to ICANN. As part of this transition, we are parties to agreements with ICANN and the DOC as the exclusive registry of domain names within the *.com* gTLD and with ICANN with respect to being the exclusive registry for the *.name* and *.net* gTLDs.

We face risks arising from our agreements with ICANN and the DOC and from the planned transition of the DOC's responsibilities for the DNS to ICANN, including the following:

- ICANN could adopt or promote policies, procedures or programs that are unfavorable to us as the registry operator of the *.com*, *.net* and *.name* gTLDs, that are inconsistent with our current or future plans, or that affect our competitive position;
- Under the Affirmation of Commitments entered into between ICANN and the DOC effective October 1, 2009 (the "Affirmation of Commitments"), the DOC became one of several parties working together with other representative constituency members in providing an on-going review of ICANN's performance and accountability. The Affirmation of Commitments provides for more defined international participation in this review. It is not known what, if any, role these review committees will play in the oversight of ICANN's contracting process with various gTLD providers including VeriSign, and they could make recommendations that are adverse to our business;
- one or more of the *.com, .net,* or *.name* Registry Agreements may not renew when they expire in 2011 (*.net*) and 2012 (*.com* and *.name*), which in the case of *.com* or *.net*, could have a material adverse effect on our business;
- under certain circumstances, ICANN could terminate one or more of our agreements to be the registry for the *.com*, *.net* or *.name* gTLDs and the DOC could refuse to grant its approval to the renewal of the *.com* Registry Agreement, in which case terminations of the *.com* or *.net* Registry Agreements could have a material adverse impact on our business;
- the DOC's or ICANN's interpretation of provisions of our agreements with either of them could differ from ours; and
- our registry business could face legal or other challenges resulting from our activities or the activities of registrars and registrants.

In addition, under the *.com*, *.net* and *.name* Registry Agreements, we are prohibited from holding a greater than 15% ownership interest in an ICANN accredited registrar. This prohibition on cross-ownership currently applies to all sixteen ICANN gTLDs, but does not apply to ccTLDs. ICANN is currently considering allowing the vertical integration of registries and registrars in terms of partners and owners in the upcoming round of new gTLD registries. This proposal is currently under review by the ICANN community and the timing and outcome is unknown. Additionally, vertical integration of existing gTLD registries may be considered by ICANN. If vertical integration is permitted, the impact to the distribution channel is uncertain but could have a material adverse effect on our business.

Challenges to ongoing privatization of Internet administration could harm our Naming Services business.

Risks we face from challenges by third parties, including governmental authorities in the U.S. and other countries, to our role in the ongoing privatization of the Internet include:

- legal, regulatory or other challenges could be brought, including challenges to the agreements governing our relationship with the DOC or ICANN, or to the legal authority underlying the roles and actions of the DOC, ICANN or us;
- the U.S. Congress could take action that is unfavorable to us;
- ICANN could fail to maintain its role, potentially resulting in instability in DNS administration; and
- some governments and governmental authorities outside the U.S. have in the past disagreed, and may in the future disagree, with the actions, policies or programs of ICANN, the U.S. Government and us relating to the DNS. The Affirmation of Commitments, which calls for the establishment of multi-party review panels, contemplates a greater involvement by foreign governments and governmental authorities in the oversight of ICANN. These periodic review panels may take positions that are unfavorable to VeriSign.

As a result of these and other risks, it may be difficult for us to introduce new services in our domain name registry business and we could also be subject to additional restrictions, which may not also apply to our competitors, on how this business is conducted.

We rely on third parties who maintain and control root zone servers and route Internet communications.

We currently administer and operate only two of the thirteen root zone servers. The others are administered and operated by independent operators on a non-regulated basis. Root zone servers are name servers that contain authoritative data for the very top of the DNS hierarchy. These servers have the software and data needed to locate name servers that contain authoritative data for the top-level domains. These root zone servers are critical to the functioning of the Internet. Consequently, our Naming Services business could be harmed if these independent operators fail to maintain these servers properly or abandon these servers, which would place additional capacity demands on the two root zone servers we operate.

Further, our Naming Services business could be harmed if any of the independent operators fails to include or provide accessibility to the data that it maintains in the root zone servers that it controls. In the event and to the extent that ICANN is authorized to set policy with regard to an authoritative root zone server system, as provided in our registry agreement with ICANN, it is required to ensure that the authoritative root will point to the top-level domain zone servers designated by us. If ICANN does not do this, our business could be harmed.

Changes in customer behavior, either as a result of evolving technologies or user practices, may impact the demand for domain names.

Currently, Internet users navigate to a website either by directly typing in its domain name into a web browser or through the use of a search engine. If (i) web browser or Internet search technologies were to change significantly; (ii) Internet search engines changed the value of their algorithms on the use of a domain for finding a website; (iii) Internet users were to shift away from direct navigation, or (iv) Internet users increase the use of second or third level domains or alternate identifiers, the demand for domain names could decrease.

Changes in the level of spending on on-line advertising and/or the way that on-line networks compensate owners of websites, could impact the demand for domain names.

Some domain name registrars and registrants seek to generate revenue through advertising on their websites; changes in the way these registrars and registrants are compensated (including changes in methodologies and metrics) by advertisers and advertisement placement networks, such as Google and Yahoo!, could adversely affect the market for those domain names favored by such registrars and registrants resulting in a decrease in demand and/or the renewal rate for those domain names. As a result of the general economic environment, spending on on-line advertising and marketing may not increase or may be reduced, which in turn, may result in a further decline in the demand for those domain names.

Services offered by our 3IS segment rely on the continued integrity of public key cryptography technology and various hashing algorithms that may be compromised or proven obsolete over time.

Services offered by our 3IS segment depend on public key cryptography technology. With public key cryptography technology, a user possesses a public key and a private key, both of which are required to perform encryption and decryption operations. The security afforded by this technology depends on the integrity of a user's private key and ensuring that it is not lost, stolen or otherwise compromised. The integrity of private keys also depends in part on the application of specific mathematical principles known as "factoring." This integrity is predicated on the assumption that the factoring of large numbers into their prime number components is difficult. Should an easy factoring method or other method be developed making currently used asymmetric key sizes such as 1024, 2048 and 4096 bits inadequate, the security of encryption products utilizing public key cryptography technology may require significant modifications or would be reduced or eliminated. Furthermore, any significant advance in techniques for attacking cryptographic systems could also render some or all of our existing PKI Services obsolete or unmarketable. Likewise, hashing algorithms, such as SHA1 or SHA2, are also utilized in public key cryptography technology and as new methods of attacking these algorithms are created, they could render our PKI Services obsolete or unmarketable. If improved techniques for attacking cryptographic systems were ever developed that make attacks practical, we would likely have to reissue digital certificates to some or all of our customers, which could damage our reputation and brand or otherwise harm our business. In the past there have been public announcements of the successful attack upon cryptographic keys of certain kinds and lengths and of the potential misappropriation of private keys and other activation data. This type of publicity could also hurt the public perception as to the safety of the public key cryptography technology included in our digital certificates. This negative public perception could harm our business.

Undetected or unknown defects in our services could harm our business and future operating results.

Services as complex as those we offer or develop could contain undetected defects or errors. Despite testing, defects or errors may occur in our existing or new services, which could result in compromised customer data, loss of or delay in revenues, loss of market share, failure to achieve market acceptance, diversion of development resources, injury to our reputation, tort or warranty claims, increased insurance costs or increased service and warranty costs, any of which could harm our business. The performance of our services could have unforeseen or unknown adverse effects on the networks over which they are delivered as well as on third-party applications and services that utilize our services, which could result in legal claims against us, harming our business. Furthermore, we often provide implementation, customization, consulting and other technical services in connection with the implementation and ongoing maintenance of our services, which typically involves working with sophisticated software, computing and communications systems. Our failure or inability to meet customer expectations in a timely manner could also result in loss of or delay in revenues, loss of market share, failure to achieve market acceptance, injury to our reputation and increased costs.

If we encounter system interruptions, we could be exposed to liability and our reputation and business could suffer.

We depend on the uninterrupted operation of our various systems, secure data centers and other computer and communication networks. Our systems and operations are vulnerable to damage or interruption from:

- power loss, transmission cable cuts and other telecommunications failures;
- damage or interruption caused by fire, earthquake, and other natural disasters;

- attacks by hackers;
- computer viruses or software defects; and
- physical or electronic break-ins, sabotage, intentional acts of vandalism, terrorist attacks and other events beyond our control.

Most of our systems are located at, and most of our customer information is stored in, our facilities in Mountain View, California and Kawasaki, Japan (both of which are susceptible to earthquakes); New Castle, Delaware; Dulles, Virginia; Melbourne, Australia; London, England; and Fribourg, Switzerland. To the extent we are unable to partially or completely switch over to secondary or tertiary sites, any damage or failure that causes interruptions in any of these facilities or our other computer and communications systems could materially harm our business. Although we carry insurance for property damage and business interruption, we do not carry insurance or financial reserves for interruptions or potential losses arising from earthquakes or terrorism.

In addition, our ability to issue SSL certificates, our domain name registry services and certain of our other services depend on the efficient operation of the Internet connections from customers to our secure data centers and from our customers to the Shared Registration System. These connections depend upon the efficient operation of Internet service providers and Internet backbone service providers, all of which have had periodic operational problems or experienced outages in the past.

A failure in the operation of our top-level domain name zone servers, the domain name root zone servers, or other events could result in the deletion of one or more domain names from the Internet for a period of time. A failure in the operation of our Shared Registration System could result in the inability of one or more other registrars to register and maintain domain names for a period of time. A failure in the operation or update of the master database that we maintain could result in the deletion of one or more top-level domains from the Internet and the discontinuation of second-level domain names in those top-level domains for a period of time. Any of these problems or outages could decrease customer satisfaction, harming our business or resulting in adverse publicity that could adversely affect the market's perception of the security of e-commerce and communications over IP networks as well as of the security or reliability of our services.

If we experience security breaches, we could be exposed to liability and our reputation and business could suffer.

We retain certain confidential customer information in our secure data centers and various registration systems. It is critical to our business strategy that our facilities and infrastructure remain secure and are perceived by the marketplace to be secure. Our domain name registry operations also depend on our ability to maintain our computer and telecommunications equipment in effective working order and to reasonably protect our systems against interruption, and potentially depend on protection by other registrars in the Shared Registration System. The domain name root zone servers and top-level domain name zone servers that we operate are critical hardware to our registry services operations. Therefore, we may have to expend significant time and money to maintain or increase the security of our facilities and infrastructure. Despite our security measures, our infrastructure may be vulnerable to physical break-ins, computer viruses, attacks by hackers or similar disruptive problems. It is possible that we may have to expend additional financial and other resources to address such problems. Any physical or electronic break-in or other security breach or compromise of the information stored at our secure data centers and domain name registration systems may jeopardize the security of information stored on our premises or in the computer systems and networks of our customers. In such an event, we could face significant liability, customers could be reluctant to use our services and we could be at risk for loss of various security and standards-based compliance certifications needed for certain of our businesses. Such an occurrence could also result in adverse publicity and therefore adversely affect the market's perception of the security of e-commerce and communications over IP networks as well as of the security or reliability of our services.

We rely on our intellectual property, and any failure by us to protect, or any misappropriation of, our intellectual property could harm our business.

Our success depends in part on our internally developed technologies and intellectual property. Despite our precautions, it may be possible for a third party to copy or otherwise obtain and use our trade secrets or other forms of our intellectual property without authorization. Furthermore, the laws of foreign countries may not protect our proprietary rights in those countries to the same extent U.S. law protects these rights in the U.S. In addition, it is possible that others may independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, our business could suffer. Additionally, we have filed patent applications with respect to certain of our technology in the U.S. Patent and Trademark Office and patent offices outside the U.S. Patents may not be awarded with respect to these applications and even if such patents are awarded, such patents may not provide us with sufficient protection of our intellectual property. In the future, we may have to resort to litigation to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. This type of litigation, regardless of its outcome, could result in substantial costs and diversion of management attention and technical resources.

We also license third-party technology that is used in our products and services to perform key functions. These third-party technology licenses may not continue to be available to us on commercially reasonable terms or at all. Our business would suffer if we lost the rights to use certain of these technologies. Additionally, another party could claim that the licensed software infringes a patent or other proprietary right. Litigation between the licensor and a third-party or between us and a third-party could lead to royalty obligations for which we are not indemnified or for which indemnification is insufficient, or we may not be able to obtain any additional license on commercially reasonable terms or at all. The loss of or our inability to obtain or maintain, any of these technology licenses could harm our business.

We rely on the strength of our VeriSign brand to differentiate ourselves in the marketing of our products, particularly with respect to our SSL certificates. Dilution of the strength of our brand could harm our business.

We could become subject to claims of infringement of intellectual property of others, which could be costly to defend and could harm our business.

Claims relating to infringement of intellectual property of others or other similar claims have been made against us in the past and could be made against us in the future. It is possible that we could become subject to additional claims for infringement of the intellectual property of third parties. Any claims, with or without merit, could be time consuming, result in costly litigation and diversion of technical and management personnel attention, cause delays or require us to develop non-infringing technology or enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on acceptable terms or at all. If a successful claim of infringement was made against us, we could be required to pay damages or have portions of our business enjoined. If we could not develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis, our business could be harmed.

In addition, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights in Internet-related businesses are uncertain and still evolving. Because of the growth of the Internet and Internet-related businesses, patent applications are continuously being filed in connection with Internet-related technology. There are a significant number of U.S. and foreign patents and patent applications in our areas of interest, and we believe that there has been, and is likely to continue to be, significant litigation in the industry regarding patent and other intellectual property rights.

We are involved in a number of investigations, claims and lawsuits against us that may result in adverse outcomes.

In addition to intellectual property litigation and infringement claims, we are involved in a number of investigations, claims and lawsuits. Litigation is inherently unpredictable, and excessive verdicts do occur. Adverse outcomes in some or all of these investigations, claims and lawsuits may result in significant monetary damages or injunctive relief that could adversely affect our ability to conduct our business and may have a material adverse effect on our financial condition and results of operations. Additionally, these investigations, claims and lawsuits may involve significant expense and diversion of management's attention and resources from other matters.

We must establish and maintain strategic, channel and other relationships.

One of our significant business strategies has been to enter into strategic or other similar collaborative relationships in order to reach a larger customer base than we could reach through our direct sales and marketing efforts. We may need to enter into additional relationships to execute our business plan. We may not be able to enter into additional, or maintain our existing, strategic relationships on commercially reasonable terms. If we fail to enter into additional relationships, we would have to devote substantially more resources to the distribution, sale and marketing of our Internet infrastructure and security services than we would otherwise.

Our success in obtaining results from these relationships will depend both on the ultimate success of the other parties to these relationships and on the ability of these parties to market our services successfully.

Furthermore, our ability to achieve future growth also depends on our ability to continue to establish direct seller channels and to develop multiple distribution channels. In addition, any changes by our channel partners to their existing marketing strategies could have a material adverse effect on our business. Similarly, if one or more of our channel partners were to encounter financial difficulties, it could have a material adverse effect on our business. Failure of one or more of our strategic or channel relationships to result in the development and maintenance of a market for our services could harm our business. If we are unable to maintain our relationships or to enter into additional relationships, this could harm our business.

Failure of VeriSign Affiliates to follow our security and trust practices or to maintain the privacy or security of confidential customer information could have an adverse impact on our revenues and business.

We have licensed to VeriSign Affiliates our Processing Center platform, which is designed to replicate our own secure data centers and allows the VeriSign Affiliate to offer back-end processing of PKI Services for enterprises in the regions in which the VeriSign Affiliate operates. The VeriSign Processing Center platform provides a VeriSign Affiliate with the knowledge and technology to offer PKI Services similar to those offered by us. It is critical to our business strategy that the facilities and infrastructure used in issuing and marketing digital certificates remain secure and we are perceived by the marketplace to be secure. Although we provide the VeriSign Affiliate with training in security and trust practices, network management and customer service and support, these practices are performed by the VeriSign Affiliate and are outside of our control. Any failure of a VeriSign Affiliate to maintain the privacy or security of confidential customer information could result in negative publicity and therefore adversely affect the market's perception of the security of our services as well as the security of e-commerce and telecommunication over IP networks generally.

Our VeriSign Identity Protection services depend in part on the acceptance of our services.

The future growth of our VIP Services, which form a part of User Authentication Services, depends in part on the commercial success and acceptance, and reliability of our VIP Services. Our VIP Services will suffer if our target customers do not use our VIP Services. Our future financial performance will also depend on the successful development, introduction and customer acceptance of new and enhanced VIP Services. We are not certain that our target customers will choose our VIP Services or continue to use our VIP Services even after adoption.

Many of our target markets are evolving, and if these markets fail to develop or if our products and services are not widely accepted in these markets, our business could be harmed.

We target our 3IS segment at the market for trusted and secure e-commerce and communications over IP and other networks. Our Naming Services business is developing managed services in emerging markets that involve naming and directory services other than registry and related infrastructure services. Our Authentication Services business is working to expand our portfolio of business and consumer based authentication solutions through the development of new services that build on or complement current offerings. These emerging markets are rapidly evolving, may never gain wide acceptance and may not grow. Even if these markets grow, our services may not be widely accepted. Accordingly, the demand for our services in these markets is very uncertain. The factors that may affect market acceptance of our services in these markets include the following:

- market acceptance of products and services based upon technologies other than those we use;
- public perception of the security of our technologies and of IP and other networks;
- the introduction and consumer acceptance of new generations of mobile handsets;
- the ability of the Internet infrastructure to accommodate increased levels of usage; and
- government regulations affecting e-commerce and telecommunications over IP networks.

If the market for e-commerce and communications over IP and other networks does not grow or these services are not widely accepted in the market, our business could be materially harmed.

We depend on key personnel to manage our business effectively and may not be successful in attracting and retaining such personnel.

We depend on the performance of our senior management team and other key employees. Our success also depends on our ability to attract, integrate, train, retain and motivate these individuals and additional highly skilled technical and sales and marketing personnel, both in the U.S. and abroad.

All of the members of our senior management team and other key employees are at-will employees and we do not maintain key person life insurance for any of our senior management team members or key employees. The loss of the services of any of our senior management team or other key employees, or failure to attract, integrate, train, retain and motivate additional key employees could harm our business.

We have anti-takeover protections that may discourage, delay or prevent a change in control that could benefit our stockholders.

Our amended and restated Certificate of Incorporation and Bylaws contain provisions that could make it more difficult for a third party to acquire us without the consent of our Board of Directors. These provisions include:

- our stockholders may take action only at a duly called meeting and not by written consent;
- special meetings of our stockholders may be called only by the chief executive officer, the president or our Board of Directors, and cannot be called by our stockholders;
- our board must be given advance notice regarding stockholder-sponsored proposals for consideration at annual meetings and for stockholder nominations for the election of directors;
- vacancies on our Board of Directors can be filled until the next annual meeting of stockholders by majority vote of the members of the Corporate Governance and Nominating Committee, or a majority of directors then in office if no such committee exists, or a sole remaining director; and
- our Board of Directors has the ability to designate the terms of and issue new series of preferred stock without stockholder approval.

VeriSign has also adopted a stockholder rights plan that may discourage, delay or prevent a change of control or the acquisition of a substantial block of our common stock and may make any future unsolicited acquisition attempt more difficult. Under the rights plan:

- The rights will generally become exercisable if a person or group acquires 20% or more of VeriSign's outstanding common stock (unless such transaction is approved by our Board of Directors) and thus becomes an "acquiring person."
- Each right, when exercisable, will entitle the holder, other than the "acquiring person," to acquire shares of VeriSign's common stock at a 50% discount to the then-prevailing market price.
- As a result, the rights plan will cause substantial dilution to a person or group that becomes an "acquiring person" on terms that our Board of Directors does not believe are in our best interests and those of our stockholders and may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares.

In addition, Section 203 of the General Corporation Law of Delaware prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns or within the last three years has owned 15% or more of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless in the same transaction the interested stockholder acquired 85% ownership of our voting stock (excluding certain shares) or the business combination is approved in a prescribed manner. Section 203 therefore may impact the ability of an acquirer to complete an acquisition of us after a successful tender offer and accordingly could discourage, delay or prevent an acquirer from making an unsolicited offer without the approval of our Board of Directors.

Changes in, or interpretations of, tax rules and regulations may adversely affect our effective tax rates.

We are subject to income taxes in both the U.S. and numerous foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, as well as in the execution of our divestitures, there are many transactions and calculations where the ultimate tax determination is uncertain. We are subject to audit by various tax authorities. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different than that which is reflected in historical income tax provisions and accruals. Should additional taxes be assessed as a result of an audit or litigation, an adverse effect on our income tax provision and net income in the period or periods for which that determination is made could result.

In February 2010, the U.S. President's administration announced various legislative proposals that could change the U.S. international tax laws. We are unable to predict whether these and other proposals will be implemented. We have not yet determined whether or the extent to which these proposals will ultimately impact VeriSign.

Risks relating to the competitive environment in which we operate

The business environment is highly competitive and, if we do not compete effectively, we may suffer price reductions, reduced gross margins and loss of market share.

General: Several of our current and potential competitors have longer operating histories and/or significantly greater financial, technical, marketing and other resources than we do and therefore may be able to respond more quickly than we can to new or changing opportunities, technologies, standards and customer requirements. Many of these competitors also have broader and more established distribution channels that may be used to deliver competing products or services directly to customers through bundling or other means. If such competitors were to bundle competing products or services for their customers, the demand for our products and services might be substantially reduced and the ability to distribute our products successfully and the utilization of our services would be substantially diminished.

New technologies and the expansion of existing technologies may increase competitive pressure. We cannot assure you that competing technologies developed by others or the emergence of new industry standards will not adversely affect our competitive position or render our services or technologies noncompetitive or obsolete. In addition, our markets are characterized by announcements of collaborative relationships involving our competitors. The existence or announcement of any such relationships could adversely affect our ability to attract and retain customers. As a result of the foregoing and other factors, we may not be able to compete effectively with current or future competitors, and competitive pressures that we face could materially harm our business.

Competition in Naming Services: We face competition in the domain name registry space from other gTLD and ccTLD registries that are competing for the business of entities and individuals that are seeking to establish a Web presence, including registries offering services related to the *.info, .org, .mobi, .biz, .pro, .aero, .museum* and *.coop* gTLDs and registries offering services related to ccTLDs. ICANN currently has registry agreements with 14 registries for the operation of 16 gTLDs. In addition, there are over 240 ccTLD registries. Furthermore, under our agreements with ICANN, we are subject to certain restrictions in the operation of *.com, .net* and *.name* on pricing, bundling and use of registrars that do not apply to ccTLDs and therefore may create a competitive disadvantage.

We also face competition from service providers that offer outsourced domain name registration, resolutions and other DNS services to organizations that require a reliable and scalable infrastructure. Among the competitors are Neustar Inc., Afilias Limited and Nominum, Inc.

In addition, to the extent end-users navigate using search engines as opposed to direct navigation, we may face competition from search engine operators such as Google Inc., Microsoft Corporation, and Yahoo! Inc.

Additional competition to our business may arise from the upcoming introduction of new IDN TLDs and new gTLDs by ICANN. On October 30, 2009, ICANN approved a fast track process for awarding of new IDN TLDs by the first half of 2010. Other new domain extensions (including ones for which we could apply) could become available by the end of 2011. We do not yet know the impact, if any, that these new domain extensions may have on our business. While we may apply for one or more of these new domain extensions, there is no certainty that we will ultimately be successful and even if we are successful in obtaining one or more of these new domain extensions, there is no guarantee that such extensions will be any more successful than the domain name extensions obtained by our competitors.

Competition in Authentication Services: Our Business Authentication Services and User Authentication Services are targeted at the rapidly evolving market for Internet security services, including network security, authentication and validation, which enable secure e-commerce and telecommunications over wireline and wireless IP networks. Principal competitors generally fall within one of the following categories: (1) companies such as RSA, the information security division of EMC Corporation, and Entrust, Inc., which offer software applications and related digital certificate products that customers operate themselves; (2) companies such as IdenTrust, Inc. which primarily offer digital certificate and certification authority-related services; (3) companies focused on providing a bundled offering of products and services; and (4) companies offering competing SSL certificate and other security services, including domain name registrars.

The market for Business Authentication Services and User Authentication Services is intensely competitive, subject to rapid change and significantly affected by new product and service introductions and other market activities of industry participants. We also experience competition from a number of smaller companies, and we believe that our primary long-term competitors may not yet have entered the market. Furthermore, AOL Inc. and Microsoft Corporation have introduced software products that enable the issuance and management of digital certificates, and we believe that other companies could introduce similar products. If these or other companies introduce new products or services that compete with our Authentication Services, our business could be materially harmed.

In addition, browser companies that embed our interface technologies or otherwise feature them as a provider of digital certificate products and services in their Web browsers or on their websites could also promote products and services of our competitors or charge us substantial fees for promotions in the future.

Our inability to react to changes in our industry and successfully introduce new products and services could harm our business.

The Internet and communications network services industries are characterized by rapid technological change and frequent new product and service announcements which require us continually to improve the performance, features and reliability of our services, particularly in response to competitive offerings. In order to remain competitive and retain our market share, we must continually improve our access technology and software, support the latest transmission technologies, and adapt our products and services to changing market conditions and customer preferences, or launch entirely new products and services in anticipation of market trends. We cannot assure you that we will be able to adapt to these challenges or respond successfully or in a cost effective way to adequately meet them. Our failure to do so would adversely affect our ability to compete and retain customers or market share.

Risks related to our divestiture plan

We continue to be responsible for certain liabilities and transition services following the divestiture of certain businesses.

Under the agreements reached with the buyers of certain businesses divested under the divestiture plan, we remain liable for certain liabilities related to the divested businesses. In addition, we have entered into, and may in the future amend or extend, transition services agreements with buyers in connection with the divestiture of certain businesses. These transition services may be required for a longer period of time than anticipated by management. In addition, we have agreed to perform certain transition services for a fixed price or for fixed hourly rates, but our actual costs to provide such services may exceed the fees buyers are contractually obligated to pay us under the relevant transition services agreements.

There is a possibility that we will incur costs and expenses associated with the management of liabilities related to the businesses we have divested, including requests for indemnification by buyers. These liabilities could potentially relate to (i) breaches of contractual representations and warranties we gave to buyers of the divested businesses, or (ii) certain liabilities relating to the divested businesses which we retained under the agreements reached with buyers of the divested businesses. Such liabilities include certain litigation matters, including actions brought by third parties. Where responsibility for such liabilities is to be contractually allocated to the buyer or shared with the buyer or another party, it is possible that the buyer or the other party may be in default for payments for which they are responsible, obligating us to pay amounts in excess of our agreed-upon share of those obligations.

Following the divestiture of certain businesses, our ability to compete in certain market sectors is restricted.

Under the agreements reached with buyers for certain businesses divested under the divestiture plan, we are restricted from competing, either directly or indirectly, with those businesses or from entering certain market sectors for a defined period of time pursuant to negotiated non-compete arrangements.

Risks related to our securities

We have a considerable number of common shares subject to future issuance.

As of December 31, 2009, we had one billion authorized common shares, of which 183.3 million shares were outstanding. In addition, of our authorized common shares, 29.3 million common shares were reserved for issuance pursuant to outstanding employee stock option and employee stock purchase plans ("Equity Plans"), and 36.4 million shares were reserved for issuance upon conversion of the 3.25% junior subordinated convertible debentures due 2037 (the "Convertible Debentures"). As a result, we keep substantial amounts of our common stock available for issuance upon exercise or settlement of equity awards outstanding under our Equity Plans and/ or the conversion of Convertible Debentures into our common stock. Issuance of all or a large portion of such shares would be dilutive to existing security holders, could adversely affect the prevailing market price of our common stock and could impair our ability to raise additional capital through the sale of equity securities.

Our financial condition and results of operations could be adversely affected if we do not effectively manage our liabilities.

As a result of the sale of the Convertible Debentures, we have a substantial amount of long term debt outstanding. In addition to the Convertible Debentures, we have a credit facility ("Facility") with a borrowing capacity of $500.0 million. As of December 31, 2009, we had no outstanding borrowings under the Facility and we had utilized $1.7 million of the $50.0 million limit for outstanding letters of credit. The availability of borrowing capacity under the Facility allows us immediate access to working capital if we identify opportunities for the use of this cash. Our maintenance of substantial levels of debt could adversely affect our flexibility to take advantage of corporate opportunities.

We may not have the ability to repurchase the Convertible Debentures in cash upon the occurrence of a fundamental change, or to pay cash upon the conversion of Convertible Debentures, as required by the indenture governing the Convertible Debentures.

Holders of our outstanding Convertible Debentures will have the right to require us to repurchase the Convertible Debentures upon the occurrence of a fundamental change as defined in the Indenture dated as of August 20, 2007 (the "Indenture") between the Company and U.S. Bank National Association, as Trustee. Although we currently intend to settle the principal amount of the Convertible Debentures in cash as required under the Indenture, we may not have sufficient funds to repurchase the Convertible Debentures in cash or have the ability to arrange necessary financing on acceptable terms or at all. In addition, upon conversion of the Convertible Debentures, we will be required to make cash payments to the holders of the Convertible Debentures equal to the lesser of the principal amount of the Convertible Debentures being converted and the conversion value (as defined in the Indenture) of those debentures. Such payments could be significant, and we may not have sufficient funds to make them at such time.

A fundamental change may also constitute an event of default or prepayment under, or result in the acceleration of the maturity of, our then-existing indebtedness. Our ability to repurchase the Convertible Debentures in cash or make any other required payments may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time. Our failure to repurchase the Convertible Debentures or pay cash in respect of conversions when required would result in an event of default with respect to the Convertible Debentures.

While we currently have the intent and ability to settle the principal in cash, if we conclude that we no longer have the ability, in the future, we will be required to change our accounting policy for earnings per share from the treasury stock method to the if-converted method.

There may be potential new accounting pronouncements or regulatory rulings which may have an impact on our future financial position and results of operations.

New accounting pronouncements could, when adopted, require us to implement different accounting methods which could have a material adverse impact on future or past results of operations, which could in turn materially adversely affect the trading price of our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our corporate headquarters are located in Mountain View, California. We have administrative, sales, marketing, research and development and operations facilities located in the U.S., Canada, Brazil, Europe, Asia, Australia and South Africa. As of December 31, 2009, we owned approximately 364,000 square feet of space, which includes portions of our headquarters complex in Mountain View, California and facilities in Dulles, Virginia and New Castle, Delaware. As of December 31, 2009, we leased approximately 720,000 square feet of space, primarily in the U.S. and to a lesser extent, in Europe and Asia Pacific. Our facilities are under lease agreements that expire at various dates through 2017. We believe that our existing facilities are well maintained and in good operating condition, and are sufficient for our needs for the foreseeable future. The following table lists our major locations and primary use for continuing operations:

Major Locations	Approximate Square Footage	Use
United States:		
Mountain View, California	290,000	Corporate Headquarters; and Internet, Infrastructure and Identity Services
Dulles, Virginia	237,000	Internet, Infrastructure and Identity Services; and Corporate Services
New Castle, Delaware	105,000	Internet, Infrastructure and Identity Services
Europe/Middle East/Africa:		
Cape Town, South Africa	21,000	Internet, Infrastructure and Identity Services; and Corporate Services
Geneva, Switzerland	17,000	Internet, Infrastructure and Identity Services; and Corporate Services
Asia Pacific/Japan:		
Bangalore, India	42,000	Internet, Infrastructure and Identity Services; and Corporate Services
Melbourne, Austrailia	16,000	Internet, Infrastructure and Identity Services; and Corporate Services
Kawasaki, Japan	20,000	Internet, Infrastructure and Identity Services
Tokyo, Japan	15,000	Internet, Infrastructure and Identity Services; and Corporate Services

At December 31, 2009, on a worldwide basis, we had an aggregate of approximately 162,000 square feet that was vacant and in restructuring, which is not included in the table above. In addition, at December 31, 2009, approximately 86,000 square feet is being subleased to third parties, which is not included in the table above.

ITEM 3. LEGAL PROCEEDINGS

On July 6, 2006, a stockholder derivative complaint (Parnes v. Bidzos, et al., and VeriSign) was filed against VeriSign in the U.S. District Court for the Northern District of California, as a nominal defendant, and certain of its current and former directors and executive officers related to certain historical stock option grants. The complaint seeks unspecified damages on behalf of VeriSign, constructive trust and other equitable relief. Two other derivative actions were filed, one in the U.S. District Court for the Northern District of California (Port Authority v. Bidzos, et al., and VeriSign), and one in the Superior Court of the State of California, Santa Clara County (Port Authority v. Bidzos, et al., and VeriSign) on August 14, 2006. The state court derivative action is stayed pending resolution of the federal actions. The current directors and officers named in this state action are D. James Bidzos, William L. Chenevich, Roger H. Moore and Louis A. Simpson. The Company is named as a nominal defendant in these actions. The federal actions have been consolidated and plaintiffs filed a consolidated complaint on November 20, 2006 ("Federal Action"). The current directors and officers named in this consolidated Federal Action are D. James Bidzos, William L. Chenevich, Roger H. Moore, Louis A. Simpson and Timothy Tomlinson. Motions to dismiss the consolidated federal court complaint were heard on May 23, 2007. Those motions were granted on September 14, 2007. On November 16, 2007, a second amended shareholder derivative complaint was filed in the Federal Action wherein the Company was again named as a nominal defendant. By stipulation and Court order, defendants' obligation to respond to the second amended shareholder derivative complaint has been continued pending informal efforts by the parties to resolve the Federal Action. The parties have reached an agreement to resolve the option grant related matters. The Federal Action is subject to approval of the U.S. District Court for the Northern District of California. A motion for preliminary approval was filed on January 27, 2010 and the motion is scheduled to be heard on March 3, 2010. The parties have agreed that upon final approval of the settlement and dismissal of the Federal Action the parallel state court proceedings will be dismissed.

On May 15, 2007, a putative class action (Mykityshyn v. Bidzos, et al., and VeriSign) was filed in Superior Court for the State of California, Santa Clara County, naming the Company and certain current and former officers and directors, alleging false representations and disclosure failures regarding certain historical stock option grants. The plaintiff purports to represent all individuals who owned the Company's common stock between April 3, 2002, and August 9, 2006. The complaint seeks rescission of amendments to the 1998 and 2006 Option Plans and the cancellation of shares added to the 1998 Option Plan. The complaint also seeks to enjoin the Company from granting any stock options and from allowing the exercise of any currently outstanding options granted under the 1998 and 2006 Option Plans. The complaint seeks an unspecified amount of compensatory damages, costs and attorneys fees. The identical case was filed in the Superior Court for the State of California, Santa Clara County under a separate name (Pace. v. Bidzos, et al., and VeriSign) on June 19, 2007, and on October 3, 2007 (Mehdian v. Bidzos, et al.). On December 3, 2007, a consolidated complaint was filed in Superior Court for the State of California, Santa Clara County. The current directors and officers named in this consolidated class action are D. James Bidzos, William L. Chenevich, Roger H. Moore and Louis A. Simpson. VeriSign and the individual defendants dispute all of these claims. Defendants' collective pleading challenges to the putative consolidated class action complaint were granted with leave to amend in August 2008. By stipulation and Court order, plaintiff's obligation to file an amended consolidated class action complaint has been continued pending informal efforts by the parties to resolve the action. The parties have reached an agreement to resolve all of the option grant related matters. The Federal Action is subject to approval of the U.S. District Court for the Northern District of California. A motion for preliminary approval was filed on January 27, 2010 in that court and the motion is scheduled to be heard on March 3, 2010. The parties have agreed that upon final approval of the settlement and dismissal of the Federal Action the parallel state court proceedings will be dismissed.

On November 7, 2006, a judgment was entered against VeriSign by a trial court in Terni, Italy, in the matter of Penco v. VeriSign, Inc. in the amount of Euro 5.8 million plus fees arising from a lawsuit brought by a former consultant who claimed to be owed commissions. The Company was granted a stay on execution of the judgment and the Company filed an appeal. On July 9, 2008, the appellate court rejected all of plaintiff's claims. On or about April 2, 2009, plaintiff filed an appeal in the Supreme Court of Cassation, Rome, Italy. VeriSign filed a Writ of Reply on May 5, 2009.

On May 31, 2007, plaintiffs Karen Herbert, et al., on behalf of themselves and a nationwide class of consumers ("*Herbert*"), filed a complaint against VeriSign, m-Qube, Inc., and other defendants alleging that defendants collectively operate an illegal lottery under the laws of multiple states by allowing viewers of the NBC television show "Deal or No Deal" to incur premium text message charges in order to participate in an interactive television promotion called "Lucky Case Game." The lawsuit is pending in the U.S. District Court for the Central District of California, Western Division. On June 5, 2007, plaintiffs Cheryl Bentley, et al., on behalf of themselves and a nationwide class of consumers ("*Bentley*"), filed a complaint against VeriSign, m-Qube, Inc., and other defendants alleging that defendants collectively operate an illegal lottery under the laws of multiple states by allowing viewers of the NBC television show "The Apprentice" to incur premium text message charges in order to participate in an interactive television promotion called "Get Rich With Trump." The Bentley matter is currently stayed. A motion to dismiss the ruling in Herbert is on appeal in the U.S. Court of Appeals for the Ninth Circuit.

On September 12, 2008, Leon Stambler filed a declaratory judgment complaint against VeriSign in the U.S. District Court for the Eastern District of Texas. The complaint seeks an order permitting Stambler to proceed with patent infringement actions against VeriSign SSL certificate customers in actions in which VeriSign is not a party in view of Stambler's prior unsuccessful action in 2003 against VeriSign on the same patents in which a verdict was returned against Stambler and a judgment was entered thereon. VeriSign has received requests to indemnify certain SSL certificate customers in the patent infringement actions brought by Stambler. VeriSign and Stambler entered into a confidential settlement agreement on June 1, 2009. Certain indemnity requests from customers are still pending. The declaratory judgment complaint against VeriSign was dismissed on June 8, 2009.

On June 5, 2009, the U.S. Court of Appeals for the Ninth Circuit reversed and remanded a district court order dismissing a second amended complaint filed by plaintiff Coalition for ICANN Transparency, Inc. ("CFIT"). CFIT filed its initial complaint and an application for a temporary restraining order against VeriSign and ICANN in the U.S. District Court for the Northern District of California on November 28, 2005, asserting claims under Sections 1 and 2 of the Sherman Antitrust Act (the "Sherman Act"), the Cartwright Act, and Cal. Bus. & Prof. Code § 17200. The district court denied CFIT's application for a temporary restraining order on November 30, 2005. Shortly after the action was initiated and CFIT's application was denied, the district court granted defendants' Motion for Judgment on the Pleadings on February 28, 2006, with leave to amend. CFIT filed a First Amended Complaint on March 14, 2006. The Court granted defendants' Motion to Dismiss the First Amended Complaint, with leave to amend, on December 8, 2006. CFIT filed a Second Amended Complaint on December 28, 2006; ICANN was not included as a defendant in the Second Amended Complaint. The Second Amended Complaint, which VeriSign has not yet answered, asserted claims, among others, under Sections 1 and 2 of the Sherman Act against VeriSign, challenging in part VeriSign's conduct in entering into, and the pricing, renewal and certain other terms of, the *.com* and *.net* registry agreements with ICANN. The same renewal and pricing terms in the *.com* registry agreement are incorporated by reference in the Cooperative Agreement between VeriSign and the U.S. Department of Commerce, which approved the *.com* Registry Agreement as in the public interest. The Court granted VeriSign's Motion to Dismiss the Second Amended Complaint on May 14, 2007, without leave to amend, and entered judgment for VeriSign. CFIT filed a Notice of Appeal to the U.S. Court of Appeals for the Ninth Circuit on June 13, 2007. After briefing, the appeal was argued on December 8, 2008. The Ninth Circuit filed its Opinion reversing and remanding the dismissal of the Second Amended Complaint on June 5, 2009. VeriSign filed a motion for rehearing in the Ninth Circuit on July 2, 2009.

VeriSign is involved in various other investigations, claims and lawsuits arising in the normal conduct of its business, none of which, in its opinion will have a material effect on its business. The Company cannot assure you that it will prevail in any litigation. Regardless of the outcome, any litigation may require the Company to incur significant litigation expense and may result in significant diversion of management attention.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the quarter ended December 31, 2009.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth information regarding our executive officers as of February 1, 2010:

Name	Age	Position
D. James Bidzos	54	Executive Chairman
Mark D. McLaughlin	44	President and Chief Executive Officer
Brian G. Robins	40	Executive Vice President and Chief Financial Officer
Christine C. Brennan	57	Senior Vice President, Human Resources
Richard H. Goshorn	53	Senior Vice President, General Counsel and Secretary
Russell S. Lewis	55	Executive Vice President, Strategy and Technical Operations
Kevin A. Werner	49	Senior Vice President, Corporate Development and Strategy

D. James Bidzos has served as Executive Chairman since August 2009. He served as Executive Chairman and Chief Executive Officer on an interim basis from June 2008 to August 2009 and served as President from June 2008 to January 2009. He served as Chairman of the Board of Directors since August 2007 and from April 1995 to December 2001. He served as Vice Chairman of the Board from December 2001 to August 2007. Mr. Bidzos has served as a director of VeriSign Japan K.K. since March 2008 and served as Representative Director of VeriSign Japan K.K. from March 2008 to September 2008. Mr. Bidzos served as Vice Chairman of RSA Security Inc., an Internet identity and access management solution provider, from March 1999 to May 2002, and Executive Vice President from July 1996 to February 1999. Prior thereto, he served as President and Chief Executive Officer of RSA Data Security, Inc. from 1986 to February 1999.

Mark D. McLaughlin has served as President and Chief Executive Officer and as a director since August 2009. He served as President and Chief Operating Officer from January 2009 to August 2009. From November 2008 to January 2009, Mr. McLaughlin provided consulting services to the Company. From January 2007 through November 2007, he served as the Company's Executive Vice President, Products and Marketing. From May 2006 to January 2007, he served as Executive Vice President and General Manager, Information Services. From December 2004 to May 2006, he served as Senior Vice President and General Manager, Information Services and from November 2003 through December 2004, Mr. McLaughlin was Senior Vice President and Deputy General Manager of Information Services. From 2002 to 2003, he served as Vice President, Corporate Business Development, and from 2000 to 2001 he was Vice President, General Manager of VeriSign Payment Services. Prior to joining the Company, Mr. McLaughlin was the Vice President, Sales and Business Development, of Signio Inc., an Internet payment company acquired by the Company in February 2000. Mr. McLaughlin holds a B.S. degree from the U.S. Military Academy at West Point and a J.D. degree from Seattle University.

Brian G. Robins has served as Chief Financial Officer since August 2009. He served as acting Chief Financial Officer from April 2008 to August 2009 and served as Senior Vice President, Finance, from August 2007 to August 2009. From January 2007 to August 2007, Mr. Robins was Vice President, Finance. Prior to joining VeriSign in January 2007, Mr. Robins was employed by NeuStar Inc., a provider of clearinghouse services for communication service providers and enterprises, in a number of capacities since 2001, including as Vice President of Finance and Treasurer. Mr. Robins has served as a director of VeriSign Japan K.K. since March 2009. Mr. Robins holds a B.A degree in Finance from Lipscomb University and an M.B.A. degree from Vanderbilt University.

Christine C. Brennan has served as Senior Vice President, Human Resources since February 2010. She served as the Head of Group Human Resources for the Bank of Ireland from October 2007 through January 2010. Prior to joining the Bank of Ireland, Ms. Brennan served as Director of Human Resources for Barclays PLC from May 2005 to September 2007. She was Vice President, Human Resources for AT&T Inc. from May 2002 to May 2005. Ms. Brennan holds a B.S. degree in Business Administration from the University of Maryland.

Richard H. Goshorn has served as Senior Vice President, General Counsel and Secretary since June 2007. From October 2004 to May 2007, he served as General Counsel for Akin Gump Strauss Hauer & Feld, LLP, an international law firm. From 2002 to 2003, Mr. Goshorn was Corporate Vice President, General Counsel and Secretary of Acterna Corporation Inc., a public communications test equipment company. From 1991 to 2001 he held a variety of senior executive legal positions with London-based Cable and Wireless PLC, a telecommunications company, including the position of Senior Vice President and General Counsel, Cable & Wireless Global. Mr. Goshorn holds a B.A. degree in Economics from the College of Wooster and a J.D. degree from Duke University School of Law.

Russell S. Lewis has served as Executive Vice President, Strategy and Technical Operations since November 2008. From August 2007 to November 2008, he served as Senior Vice President, Strategic Development, and from January 2005 to July 2007, he served as Senior Vice President, Corporate Development. From February 2002 to December 2004, he served as General Manager, Naming and Directory Services and from March 2000 to February 2002, he served as Senior Vice President, Corporate Development. Since August 1999, he has served as President of Lewis Capital Group, LLC, an investment firm. Mr. Lewis holds a B.A. degree in Economics from Haverford College and an M.B.A. degree with a concentration in finance and marketing from Harvard Business School.

Kevin A. Werner has served as Senior Vice President, Corporate Development and Strategy since September 2007. From February 2004 until joining VeriSign in September 2007, Mr. Werner served as Senior Vice President, Director of Strategic Development Activities of SAIC, Inc., a diversified information technology services company. From April 2000 until January 2004, he was President and Managing Director of SAIC Venture Capital Corporation, an SAIC subsidiary. Mr. Werner holds a B.A. degree in Political Science from George Washington University and a J.D. degree from Harvard Law School.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Price Range of Common Stock

Our common stock is traded on the NASDAQ Global Select Market under the symbol "VRSN." The following table sets forth, for the periods indicated, the high and low sales prices per share for our common stock as reported by the NASDAQ Global Select Market:

	Price Range	
	High	Low
Year ending December 31, 2010:		
First Quarter (through February 25, 2010)	$25.14	$21.21
Year ended December 31, 2009:		
Fourth Quarter	$24.99	$21.28
Third Quarter	23.95	17.59
Second Quarter	24.88	17.54
First Quarter	$21.65	$16.89
Year ended December 31, 2008:		
Fourth Quarter	$25.91	$16.23
Third Quarter	38.81	22.49
Second Quarter	42.50	32.72
First Quarter	$38.06	$30.14

On February 17, 2010, there were 833 holders of record of our common stock, although we believe there are approximately 87,450 beneficial owners since many brokers and other institutions hold our stock on behalf of stockholders. On February 25, 2010, the reported last sale price of our common stock was $24.86 per share as reported by the NASDAQ Global Select Market.

The market price of our common stock has been and is likely to continue to be highly volatile and significantly affected by factors such as:

- general market and economic conditions and market conditions affecting technology and Internet stocks generally;
- announcements of technological innovations, acquisitions or investments by us or our competitors;
- developments in Internet governance; and
- industry conditions and trends.

The market price of our common stock also has been and is likely to continue to be significantly affected by expectations of analysts and investors. Reports and statements of analysts do not necessarily reflect our views. To the extent we have met or exceeded analyst or investor expectations in the past does not necessarily mean that we will be able to do so in the future. In the past, securities class action lawsuits have often followed periods of volatility in the market price of a particular company's securities. This type of litigation could result in substantial costs and a diversion of our management's attention and resources.

We have never declared or paid any cash dividends on our common stock or other securities and we do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain our earnings, if any, for stock repurchase programs designed to return value to our stockholders and minimize dilution from stock issuances, and for future growth of our core businesses. Information regarding our equity compensation plans may be found in Part III, Items 11 and 12, of this Form 10-K.

Share Repurchases

To facilitate the stock repurchase program, designed to return value to the stockholders and minimize dilution from stock issuances, we repurchase shares in the open market and from time to time enter into structured stock repurchase agreements with third parties.

On August 5, 2008, the Board of Directors authorized the repurchase of up to $680.0 million of our common stock, in addition to the $320.0 million of our common stock remaining available for repurchase under a previous 2006 stock repurchase program, for a total repurchase of up to $1 billion of our common stock (collectively, the "2008 Share Buyback Program"). The 2008 Share Buyback Program has no expiration date. As of December 31, 2009, $697.2 million remained available for further repurchases under the 2008 Share Buyback Program.

The following table presents the stock repurchase activity during the three months ended December 31, 2009:

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs
October 1 – 31, 2009	—	$ —	—	$905.0 million
November 1 – 30, 2009	1,948,223	22.08	1,948,223	862.0 million
December 1 – 31, 2009	7,359,613	$22.39	7,359,613	$697.2 million
	9,307,836		9,307,836	

Performance Graph

The information contained in the Performance Graph shall not be deemed to be "soliciting material" or "filed" with the Securities and Exchange Commission (the "SEC") or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except to the extent that we specifically incorporate it by reference into a document filed under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act.

The following graph compares the cumulative total stockholder return on our common stock, the Standard and Poors ("S&P") 500 Index, and the S&P 500 Information Technology Index. The graph assumes that $100 was invested in our common stock, the S&P 500 Index and the S&P 500 Information Technology Index on December 31, 2004, and calculates the return annually through December 31, 2009. The stock price performance on the following graph is not necessarily indicative of future stock price performance.


Total Return Analysis Indexed
2004 - 2009
140
120
100
80
60
40
20
0
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
VeriSign, Inc.
S&P500 INDEX
S&P500 INFORMATION TECHNOLOGY

	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09
VeriSign, Inc	$100	$ 66	$ 71	$111	$57	$ 72
S&P 500 Index	$100	$105	$121	$127	$80	$103
S&P 500 Information Technology Index	$100	$101	$107	$125	$71	$118

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected financial data as of and for the last five fiscal years. The information set forth below is not necessarily indicative of results of future operations, and should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K, to fully understand factors that may affect the comparability of the information presented below.

We have reclassified the selected financial data for all periods presented to reflect our discontinued operations as described in Note 4, "Assets Held for Sale and Discontinued Operations," of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K.

Selected Consolidated Statements of Operations Data: (in millions, except per share data)

	Year Ended December 31,				
	2009 (2)	2008 (1) (3) (4)	2007 (1) (5)	2006 (1) (6)	2005 (1) (7)
Continuing Operations:					
Revenues	$1,031	$ 965	$ 851	$ 948	$1,074
Operating income (loss)	$ 314	$ 64	$ (232)	$ 19	$ 138
Income (loss) attributable to VeriSign, Inc. and subsidiaries common stockholders	$ 198	$ 85	$ (139)	$ 357	$ 119
Income (loss) per share attributable to VeriSign, Inc and subsidiaries common stockholders:					
Basic	$ 1.03	$ 0.43	$(0.59)	$1.46	$ 0.46
Diluted	$ 1.03	$ 0.43	$(0.59)	$1.45	$ 0.45
Discontinued Operations:					
Revenues	$ 225	$ 591	$ 651	$ 620	$ 586
Operating income (loss)	$ 20	$ (20)	$ 3	$ 70	$ 98
Income (loss) attributable to VeriSign, Inc. and subsidiaries common stockholders	$ 48	$ (459)	$ (11)	$ 26	$ 304
Income (loss) per share attributable to VeriSign, Inc and subsidiaries common stockholders:					
Basic	$ 0.25	$(2.33)	$(0.04)	$0.11	$ 1.19
Diluted	$ 0.25	$(2.30)	$(0.04)	$0.10	$ 1.16
Consolidated Total:					
Net income (loss) attributiable to VeriSign Inc. and subsidiaries common stockholders	$ 246	$ (374)	$ (150)	$ 383	$ 423
Net income (loss) per share attributable to VeriSign, Inc. and subsidiaries common stockholders:					
Basic	$ 1.28	$(1.90)	$(0.63)	$1.57	$ 1.65
Diluted	$ 1.28	$(1.87)	$(0.63)	$1.55	$ 1.61

(1) The information presented reflects the adjustments made to our prior periods' results of operations, which are more fully described in Note 1, "Description of Business and Summary of Significant Accounting Policies," *Reclassifications*, in our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K. The reclassifications of income from continuing operations to income from discontinued operations were approximately $5.0 million and $1.0 million in 2006 and 2005, respectively.

(2) Operating income from continuing operations for 2009 includes a $9.7 million impairment charge related to our *.name* generic top-level domain ("gTLD") and $7.3 million in restructuring charges. Income from discontinued operations attributable to VeriSign Inc., and subsidiaries common stockholders for 2009 includes $35.2 million gain upon divestiture of businesses.

(3) Operating income from continuing operations for 2008 includes a goodwill impairment charge of $77.6 million for our VeriSign Japan reporting unit, $31.2 million in restructuring charges and a loss of $79.1 million on the sale of a portion of our Mountain View facilities. Income from continuing operations attributable to VeriSign Inc., and subsidiaries common stockholders, includes gain on sale of $77.9 million, upon the divestiture of our remaining 49% ownership interest in the Jamba joint ventures.

(4) Operating loss from discontinued operations for 2008 includes $39.2 million in restructuring charges and a goodwill impairment charge of $45.8 million related to our Post-pay reporting unit. Loss from discontinued operations attributable to VeriSign Inc., and subsidiaries common stockholders for 2008 includes $424.8 million in losses upon divestiture of businesses.
(5) Operating loss from continuing operations for 2007 includes impairment charges of $216.0 million of goodwill and other long-lived assets. Loss from continuing operations attributable to VeriSign Inc., and subsidiaries common stockholders for 2007 was offset by a $68.2 million gain recognized upon the divestiture of our majority ownership interest in Jamba. Operating income from discontinued operations for 2007 includes impairment charges of $46.8 million for other long-lived assets.
(6) Income from continuing operations attributable to VeriSign Inc., and subsidiaries common stockholders for 2006 includes $349.8 million in income tax benefits that resulted from the release of our valuation allowance of $236.4 million from our deferred tax assets and the recognition of a non-recurring benefit of $113.4 million due to a favorable ruling received in the second quarter of 2006 relating to a capital loss generated in 2003.
(7) Income from discontinued operations attributable to VeriSign Inc., and subsidiaries common stockholders for 2005 includes a gain on sale of our payment gateway business of $250.6 million.

Consolidated Balance Sheet Data: (in millions)

	As of December 31,				
	2009	2008 (1)	2007 (1)	2006	2005
Cash, cash equivalents and short term investments (2) (3)	$1,477	$ 789	$1,377	$ 677	$ 855
Total assets	2,470	2,367	3,795	3,985	3,181
Deferred revenues (2)	888	845	774	637	521
Convertible debentures, including contingent interest derivative	574	569	567	—	—
Stockholders' equity (4)	$ 599	$ 518	$1,969	$2,403	$2,040

(1) The information presented reflects adjustments made to our prior periods' financial position, which are more fully described in Note 1, "Description of Business and Summary of Significant Accounting Policies," *Reclassifications*, in our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K.
(2) Excludes assets and liabilities classified as held for sale as reported at each Balance Sheet date, if applicable.
(3) We did not have any significant short-term investments at December 31, 2009, 2008 and 2007.
(4) Stockholders' equity has been adjusted to include Noncontrolling interest in subsidiary for all periods presented, which is more fully described in Note 1, "Description of Business and Summary of Significant Accounting Policies," *Reclassifications*, in our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

This Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements involve risks and uncertainties, including, among other things, statements regarding our anticipated costs and expenses and revenue mix. Forward-looking statements include, among others, those statements including the words "expects," "anticipates," "intends," "believes" and similar language. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in the section titled "Risk Factors" in Part I, Item 1A of this Form 10-K. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this Form 10-K. We undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this document.

Overview

VeriSign's mission is to bring trust to the Internet. We offer a comprehensive spectrum of products and services that enable confidence among Internet users, website owners and operators of digital networks. VeriSign's Naming Services capabilities enable domain name registration through our registrar partners and provide network availability for registrars and Internet users alike. VeriSign's Authentication Services capabilities make it easier for consumers to identify websites that are authentic, safe and secure. We enhance business reputations, security and website uptime resulting in improved online traffic, sales conversion and customer loyalty for websites.

We have the following two reportable segments: (1) Internet Infrastructure and Identity Services ("3IS"), which consists of Naming Services and Authentication Services; and (2) Other Services, which consists of the continuing operations of our Content Portal Services ("CPS"), our remaining non-core business, and legacy products and services from divested businesses.

Naming Services is the authoritative directory provider of all *.com, .net, .cc, .tv, .name, .jobs* and *.edu* domain names. As of December 31, 2009, we had approximately 96.7 million domain names registered under the *.com* and *.net* registries, which are our principal registries. The number of domain names registered is largely driven by Internet usage and broadband penetration rates. Although growth in absolute number of registrations remains greatest in mature markets such as the United States ("U.S.") and Western Europe, growth on an annual percentage basis is expected to be greatest in markets outside of the U.S. and Western Europe where Internet penetration has demonstrated the greatest potential for growth. We are largely insulated from the risk posed by fluctuations in exchange rates due to the fact that all revenues paid to us for *.com* and *.net* registrations are in U.S. dollars. VeriSign Internet Defense Services provide infrastructure assurance to organizations and is comprised of VeriSign iDefense Security Intelligence Service ("iDefense") and VeriSign Internet Defense Network ("VIDN"). Revenues from VeriSign Internet Defense Services are not significant.

Authentication Services is comprised of Business Authentication Services and User Authentication Services.

Business Authentication Services enable enterprises and Internet merchants to implement and operate secure networks and websites that utilize Secure Socket Layer ("SSL") protocol. Business Authentication Services provide customers the means to authenticate themselves to their end users and website visitors and to encrypt transactions and communications between client browsers and Web servers. We currently offer the following Business Authentication Services: VeriSign®, thawte®, and GeoTrust® branded SSL certificates. As of December 31, 2009, we had an installed base of SSL certificates of approximately 1.2 million. The major factors impacting the growth and performance of our Business Authentication Services are the penetration and adoption of the Internet, especially through broadband services, the spread of e-commerce, the utilization of electronic means for executing financial transactions (such as credit card payments), and the extent to which advertising through search engines encourages consumers to engage in e-commerce. As a result of the growing impact of the Internet on global commercial transactions and the current economic environment, we expect continued but slowing revenue growth in our business, primarily in markets outside of the U.S. where e-commerce has the largest growth potential.

User Authentication Services are intended to help enterprises secure intranets, extranets and other applications and devices, and provide authentication credentials. We currently offer the following User Authentication Services: VeriSign Identity Protection ("VIP"), managed public key infrastructure ("PKI"), and fraud detection services. As with our Business Authentication Services, the major factors impacting the growth and performance of our User Authentication Services are the penetration and adoption of the Internet, especially through broadband services, the spread of e-commerce, the utilization of electronic means for executing financial transactions (such as credit card payments), and the extent to which advertising through search engines encourages consumers to engage in e-commerce.

We are working to expand our Business Authentication Services business offerings and solutions through the development of new services, including the VeriSign Trust Seal, which will build on or complement current offerings. The VeriSign Trust Seal authenticates that a customer is a legitimate business entity that owns and operates a website domain as well as provides assurance to website users that the website is free from malware. We expect that revenues from the VeriSign Trust Seal will not be significant in 2010.

2009 Business Highlights

- We recorded revenues of $1.0 billion from continuing operations in 2009, an increase of 7% as compared to 2008. The increase was primarily due to an increase in revenues from our Naming Services and to a lesser extent from our Authentication Services.
- We recorded income from continuing operations of $197.5 million in 2009, primarily due to an increase in revenues, a decrease in operating costs and expenses due to the implementation of strategic cost-saving initiatives and a decrease in restructuring and impairment activity during 2009.
- We sold certain non-core businesses for an aggregate net cash consideration of $477.4 million and recorded an aggregate gain on sale of $35.2 million.
- We repurchased 11.3 million shares of our common stock for an aggregate cost of $252.8 million under the 2008 Share Buyback Program.
- We received distributions of $16.3 million and $113.2 million from The Reserve Primary Fund (the "Primary Fund") and The Reserve International Liquidity Fund, Ltd (the "International Fund"), respectively. As of December 31, 2009, we had $20.9 million outstanding in the Primary Fund and the International Fund.

Divestiture Transactions and Sale of Other Businesses

During the fourth quarter of 2007, we announced a change to our business strategy to allow management to focus its attention on our core competencies and to make additional resources available to invest in our core businesses. The strategy called for the divestiture or winding-down of our non-core businesses. We substantially completed this strategy during 2009.

During 2008 and 2009, we substantially completed all of our divestitures and the winding-down of our non-core businesses. In October 2009, we decided to wind down the operations of the CPS business after termination of active negotiations with a potential buyer. We expect the winding-down to be completed no later than the end of 2010. The assets and liabilities related to CPS have been reclassified to held and used and the results of operations of CPS have been reclassified from discontinued operations to continuing operations as part of our Other Services segment for all periods presented. The Pre-pay billing and payment ("Pre-pay") Services business was fully wound down in October 2009, and its results of operations were reclassified into discontinued operations for all periods presented. Having divested our non-core businesses, additional resources are available to invest in our core services that remain: Naming Services and Authentication Services. The proceeds from the divestiture of non-core businesses will be used for, but will not be limited to, investment in growth opportunities in or adjacent to our core services.

Completed Divestitures in 2009

During 2009, we completed the divestiture or winding-down of the following businesses, for aggregate net cash consideration of $477.4 million, and recorded an aggregate gain on sale of $35.2 million. The historical results of operations of our divested businesses have been reclassified as discontinued operations for all periods presented.

- We sold our Mobile Delivery Gateway ("MDG") Services business which offered solutions to manage the complex operator interfaces, relationships, distribution, reporting and customer service for the delivery of premium mobile content to customers for net cash consideration of $21.6 million.
- We sold our Messaging and Mobile Media ("MMM") Services business which consisted of the InterCarrier Messaging, PictureMail, Premium Messaging Gateway, and Mobile Enterprise Service offerings for net cash consideration of $174.4 million. As of December 31, 2009, the Company retained the Indian operations of the MMM Services business ("MMM India") upon the sale of the MMM Services business on October 23, 2009, until certain regulatory matters were finalized within India. The Company completed the sale of MMM India in January 2010.
- We completed the winding-down of our Pre-pay Services business which licensed and managed solutions for prepay billing customers to deliver rating and billing services.
- We sold our Global Security Consulting ("GSC") business which helped companies understand corporate security requirements, comply with all applicable regulations, identify security vulnerabilities, reduce risk, and meet the security compliance requirements applicable to the particular business and industry for net cash consideration of $4.9 million.
- We sold our Managed Security Services ("MSS") business which enabled enterprises to effectively monitor and manage their network security infrastructure 24 hours per day, every day of the year, while reducing the associated time, expense, and personnel commitments by relying on the MSS business' security platform and experienced security staff for net cash consideration of $42.9 million.
- We sold our Real-Time Publisher ("RTP") Services business which allowed organizations to obtain access to and organize large amounts of constantly updated content, and distribute it, in real time, to enterprises, Web-portal developers, application developers and consumers for net cash consideration of $3.6 million.
- We sold our Communications Services business which provided Billing and Commerce Services, Connectivity and Interoperability Services, and Intelligent Database Services for net cash consideration of $230.0 million.
- We sold our International Clearing business which enabled financial settlement and call data settlement for wireless and wireline carriers.

Completed Divestitures in 2008

During 2008, we completed the divestiture of the following businesses, for aggregate net cash consideration of $102.4 million, and recorded an aggregate loss on sale of $424.8 million. The historical results of operations of our divested businesses have been reclassified as discontinued operations for all periods presented unless otherwise noted.

- We sold our EMEA Mobile Media ("EMM") business, which offered mobile application services that included interactive messaging applications, content portal services, and messaging gateway services for net cash consideration of $7.8 million.
- We sold our Post-pay business, which enabled advanced billing and customer care services to wireless telecommunications carriers for net cash consideration of $28.3 million.
- We sold our Communications Consulting business, which offered a full range of strategy and technology consulting, business planning, sourcing, and implementation services to help telecommunications operators and equipment manufacturers drive profitable new business and technology strategies for net cash consideration of $0.7 million.
- We sold our Digital Brand Management Services ("DBMS") business, which offered a range of corporate domain name and brand protection services that help enterprises, legal professionals, information technology professionals and brand marketers monitor and protect and build digital brand equity for net cash consideration of $50.4 million.
- We sold our Content Delivery Network ("CDN") business, which offered broadband content services that enable the delivery of high-quality video and other rich media securely and efficiently at a very large scale for net cash consideration of $1.0 million. We retained an equity ownership in the CDN business and have accounted for our investment in the CDN business as an equity method investment with a carrying value of zero. As a result of our continuing involvement in the CDN business, the historical results of operations of the CDN business have not been classified as discontinued operations. The historical results of operations of CDN are included in our Other Services segment.
- We sold our Self-Care and Analytics ("SC&A") business, which provided on-line analysis applications for mobile communications customers and on-line customer self-service with a single view of billing across multiple systems for net cash consideration of $14.2 million.

Completed Divestiture in 2007

- We sold our Retail Data Solutions ("RDS") business, which offered point-of-sale data information for retail, pharmaceutical and consumer goods customers for net cash consideration of $10.2 million. The sale price included $6.4 million in cash and $3.8 million in preferred stock of the acquiring company. The Company recorded the preferred stock as a long-term investment and has accounted for its investment in the RDS business on a cost method basis. The historical results of operations of the RDS business have not been classified as discontinued operations because they were not significant. The historical results of operations of RDS are included in our Other Services segment.

Sale of other businesses

In addition to the divestiture of the non-core businesses as part of the divestiture strategy, we also sold the following businesses:

- In 2007, we sold 51% of our ownership interest in our wholly-owned Jamba subsidiary to Fox Entertainment ("Fox"), a subsidiary of News Corporation for net cash consideration of $192.4 million, and simultaneously entered into two joint venture agreements ("Jamba joint ventures") with Fox. In 2008, we sold the remaining 49% ownership interest in the Jamba joint ventures to Fox for net cash consideration of $199.4 million. The historical results of operations of the Jamba subsidiary and the Jamba joint ventures are classified as continuing operations for all periods presented.

- In 2007, we sold our Jamba Service GmbH subsidiary ("Jamba Service") which marketed insurance and extended service warranties to consumers for mobile electronic equipment and products for net cash consideration of $12.8 million. The historical results of operations of Jamba Service are classified as discontinued operations for all periods presented.

Subsequent Events

In January 2010, we received a distribution of $8.4 million from the Primary Fund. As of February 26, 2010, we have an aggregate of $12.5 million held by the Primary Fund and the International Fund.

In February 2010, we repurchased approximately 1.9 million shares of our common stock at an average stock price of $23.77 per share for an aggregate cost of $44.3 million under the 2008 Share Buyback Program. As a result, approximately $652.9 million is available for repurchase of our common stock under our 2008 Share Buyback Program.

Critical Accounting Policies and Significant Management Estimates

The discussion and analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, management evaluates those estimates. Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies have the most significant impact on our judgment and estimates used in preparing our consolidated financial statements:

Revenue recognition

We recognize revenues in accordance with generally accepted accounting principles. Revenue recognition requirements are complex rules which require us to make judgments and estimates related to both the timing and amount of revenue recognition. Our assumptions and judgments regarding products and services could differ from actual events.

As our Naming Services and Authentication Services are provided over time, the associated revenues from these services are generally recognized over the contractual term. However, certain revenues are recognized over an estimated relationship period determined based on an analysis of historical performance and customer usage.

While the majority of our revenue transactions contain standard business terms and conditions, there are certain transactions that contain non-standard business terms and conditions. In addition, we may enter into certain revenue transactions that involve multiple element arrangements (arrangements with more than one deliverable). As a result, significant contract interpretation is sometimes required to determine the appropriate accounting for these transactions including: (1) whether an arrangement exists; (2) how the arrangement consideration should be allocated among potential multiple elements; (3) when to recognize revenues on the deliverables; and (4) whether all elements of the arrangement have been delivered. In addition, our revenue recognition policy requires an assessment as to whether collection is reasonably assured, which inherently requires us to evaluate the creditworthiness of our customers. Changes in judgments on these assumptions and estimates could materially impact the timing or amount of revenue recognition.

Valuation of goodwill and other long-lived assets

Goodwill represents the excess of costs over fair value of net assets of businesses acquired. Fair value determination of acquired net assets, especially intangible assets, requires us to make significant estimates, assumptions and judgment. These estimates are based upon a number of factors, including historical experience, market conditions and information obtained from the management of the acquired company. Critical estimates in valuing certain of the intangible assets include, but are not limited to, historical and projected customer retention rates, anticipated growth in revenue from the acquired customer and product base and the expected use of the acquired assets. These factors are also considered in determining the useful life of the acquired intangible assets.

Goodwill and other intangible assets acquired in a business combination that are determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually or between annual tests in the presence of impairment indicators such as: (a) a significant adverse change in legal factors or in the business climate; (b) an adverse action or assessment by a regulator; (c) unanticipated competition; (d) loss of key personnel; (e) a more-likely-than-not expectation of sale or disposal of a reporting unit or a significant portion thereof; (f) testing for recoverability of a significant asset group within a reporting unit; or (g) recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit. Judgment is required in determining the existence of these factors and their effect on any impairment determination.

The fair value of our reporting units is determined considering the income, the market or the transaction valuation approaches or a combination thereof. Under the income approach, the fair value of the reporting unit is based on the present value of estimated future cash flows that the reporting unit is expected to generate over its remaining life. Under the market approach, the value of the reporting unit is based on an analysis that compares the value of the reporting unit to values of publicly traded companies in similar lines of business. The transaction approach is a valuation technique that estimates the fair value of the reporting unit based on market prices on actual transactions and asking prices for businesses currently available for sale.

The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment at many points during the analysis. In estimating the fair value of our reporting units for the purposes of our annual or interim analyses, we make estimates and judgments about the future cash flows, operating trends, discount rates, control premiums, and other variables of these businesses. Although our cash flow forecasts are based on assumptions that are consistent with the plans and estimates we use to manage the underlying businesses, there is significant judgment in determining the cash flows attributable to these businesses over their estimated remaining useful lives. We also consider our market capitalization on the date we perform the analysis.

Given the significant excess of fair value over our reporting units' carrying value, the goodwill valuations were not overly sensitive to valuation methodologies or assumptions. Further, a hypothetical change of 10% in the fair value of our reporting units would not have resulted in goodwill impairments as of December 31, 2009.

Our other long-lived assets consist primarily of property and equipment and purchased intangible assets. We review other long-lived assets for impairment whenever events or changes in circumstances indicate that we will not be able to recover the asset's carrying amount. Such events or circumstances include, but are not limited to, a significant decrease in the fair value of the underlying business or asset, a significant decrease in the benefits realized from the acquired business, difficulty and delays in integrating the business or a significant change in the operations of the acquired business or use of an asset.

Recoverability of other long-lived assets is measured by comparison of the carrying amount of an asset to estimated undiscounted cash flows of the group containing the asset. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds its fair value.

Valuation of assets held for sale

Disposal groups classified as held for sale were measured at the lower of their carrying amount or fair value less cost to sell and were not depreciated or amortized. Classification of our disposal groups as held for sale occurred when sufficient authority to sell the disposal group had been obtained, the disposal group was available for immediate sale, an active program to sell the disposal group had been initiated and its sale was probable within one year. If at any time these criteria were no longer met, the disposal group would have been reclassified as held and used. We evaluated the held for sale classification and the fair value of such disposal groups at each reporting period. The fair value of assets held for sale was determined considering active bids from potential buyers and also using the income, the market or the transaction valuation approaches or a combination thereof. The fair value analysis using the income, market and transaction approach for assets held for sale was similar to the fair value analysis of reporting units for goodwill impairment described above and required significant judgment.

Restructuring charges

We record restructuring charges related to excess facilities and one-time severance costs at fair value only when the liability is incurred. Severance costs associated with our standard restructuring plans are recorded once the costs are determined to be both probable and estimable. Excess facilities restructuring charges take into account the fair value of the future lease obligations of the abandoned space, including the potential for sublease income. Estimating the amount of sublease income requires management to make estimates for the space that will be rented, the rate per square foot that might be received and the vacancy period of each property. These estimates could differ materially from actual amounts due to changes in the real estate markets in which the properties are located, such as the supply of office space and prevailing lease rates. Changing market conditions by location and considerable work with third-party leasing companies require us to periodically review each lease and change our estimates on a prospective basis, as necessary.

Fair Value of Financial Instruments

Our 3.25% junior subordinated convertible debenture due 2037 (the "Convertible Debentures") have contingent interest payments that are required to be accounted for separately from the debt instrument and marked to market at the end of each reporting period. We utilize a valuation model based on simulations of stock prices, interest rates, credit ratings and bond prices to estimate the value of the derivative. The inputs to the model include risk adjusted interest rates, volatility and average yield curve observations and stock price. Several significant inputs to the model are not observable and require management judgment.

Stock-based compensation

We use the Black-Scholes option pricing model to determine the fair value of stock options and employee stock purchase plan shares which contain a service and/or performance condition. The determination of the fair value of stock-based awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the expected term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends.

We estimate the expected term of options granted based on observed and expected time to post-vesting exercise and/or cancellations. Expected volatility is based on a combination of historical volatility of our common stock over a period commensurate with the expected life of the options and the mean historical implied volatility from traded options. We base the risk-free interest rate that we use in the option pricing model on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options. We do not anticipate paying any cash dividends in the foreseeable future and therefore use an expected dividend yield of zero in the option pricing model. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest.

We use the Monte-Carlo simulation option-pricing model to determine the fair value of market-based awards. The Monte-Carlo simulation option-pricing model takes into account the same input assumptions as the Black-Scholes model; however, it also further incorporates into the fair-value determination the possibility that the market condition may not be satisfied.

If factors change and as a result we employ different assumptions for estimating stock-based compensation expense in future periods, the stock-based compensation expense we record for such future periods may differ significantly from what we have recorded in the current period and could materially affect our operating income (loss), net income (loss) and net income (loss) per share.

Income taxes

Accounting for income taxes requires significant judgments in the development of estimates used in income tax calculations. Such judgments include, but are not limited to, the likelihood we would realize the benefits of net operating loss carryforwards, domestic and/or foreign tax credit carryforwards, the adequacy of valuation allowances, and the rates used to measure transactions with foreign subsidiaries. To the extent recovery of deferred tax assets is not likely, we record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized.

Our operations involve dealing with uncertainties and judgments in the application of complex tax regulations in multiple jurisdictions. The final taxes payable are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from U.S. federal, state, and international tax audits. We only recognize or continue to only recognize tax positions that meet a "more likely than not" threshold. We adjust these amounts in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities.

Results of Operations

The following table sets forth selected information regarding our results of operations as a percentage of revenues:

	Year Ended December 31,		
	2009	2008	2007
Revenues	100%	100%	100%
Costs and expenses			
Cost of revenues	24	24	29
Sales and marketing	17	18	28
Research and development	8	9	11
General and administrative	18	21	29
Restructuring, impairments and other charges, net	2	20	28
Amortization of other intangible assets	1	1	2
Total costs and expenses	70	93	127
Operating income (loss)	30	7	(27)
Other (loss) income, net	(3)	5	11
Income (loss) from continuing operations before income taxes and loss from unconsolidated entities	27	12	(16)
Income tax (expense) benefit	(8)	(4)	—
Loss from unconsolidated entities, net of tax	—	—	—
Income (loss) from continuing operations, net of tax	19	8	(16)
Income (loss) from discontinued operations, net of tax	5	(48)	(2)
Net income (loss)	24	(40)	(18)
Less: Net (income) loss attributable to noncontrolling interest in subsidiary	—	1	—
Net income (loss) attributable to VeriSign, Inc. and subsidiaries common stockholders	24%	(39%)	(18%)

Form 10-K

Revenues by Segment

We have two reportable segments: 3IS and Other Services. A comparison of revenues is presented below:

	2009	% Change	2008	% Change	2007
	(Dollars in thousands)				
3IS:					
Naming Services	$ 615,947	12%	$549,011	23%	$446,661
Authentication Services	410,064	3%	398,728	14%	348,455
Total 3IS	1,026,011	8%	947,739	19%	795,116
Other Services	4,608	(73%)	17,009	(69%)	55,393
Total revenues	$1,030,619	7%	$964,748	13%	$850,509

The changes in revenues for 3IS and Other Services during the periods presented are described in the segment discussions that follow.

Internet Infrastructure and Identity Services (3IS)

Naming Services

Revenues related to our Naming Services are derived from registrations for domain names in the *.com, .net, .cc, .tv, .name* and *.jobs* domain name registries. Revenues from *.cc, .tv, .name* and *.jobs* are not significant. For domain names registered with the *.com* and *.net* registries, we receive a fee per annual registration that is fixed pursuant to our agreements with Internet Corporation for Assigned Names and Numbers ("ICANN"). Individual customers contract directly with third-party registrars or their resellers, and the third-party registrars in turn register the *.com, .net, .cc, .tv, .name* and *.jobs* domain names with VeriSign. Changes in revenues are driven largely by increases in the number of new domain name registrations and the renewal rate for existing registrations, in each case as impacted by our promotional programs, as well as fee increases as permitted under our agreements with ICANN. In December 2009, we announced a fee increase for *.com* domain name registration fees of 7% from $6.86 to $7.34 effective July 1, 2010. We have the contractual right to increase the fees for *.com* domain name registrations up to 7% either in 2011 or in 2012 prior to the end of the current agreement with ICANN on November 30, 2012. In December 2009, we also announced a fee increase for *.net* domain name registration fees of 10% from $4.23 to $4.65 effective July 1, 2010. We have the contractual right to increase the fees for *.net* domain name registrations up to 10% in 2011 prior to the end of the current agreement with ICANN on June 30, 2011. We offer promotional marketing programs for our registrars based upon market conditions and the business environment in which the registrars operate.

The following table compares domain names ending in *.com* and *.net* managed by our Naming Services business:

	December 31, 2009	% Change	December 31, 2008	% Change	December 31, 2007
Active domain names ending in *.com* and *.net*	96.7 million	7%	90.4 million	12%	80.4 million

During 2009, the growth in the number of domain names registered was primarily driven by continued Internet growth and new domain name promotional programs, though the growth rate is slower as compared to the previous year. The slower growth rate in domain name registrations is primarily due to the impact of the macro-economic environment. However, we started seeing improved revenue growth rates towards the end of 2009 resulting from an increase in new domain name registrations and renewals. We expect to see continued improvement in revenue growth rates in 2010 as a result of further Internet growth, and adoption of the fee increase that will be in effect in July 2010. In addition, we expect to see international growth in both *.com* and *.net* domain name bases, especially in markets that we have targeted through our promotional programs.

Our Naming Services revenues increased by $66.9 million in 2009, as compared to 2008, primarily due to a 7% year-over-year increase in the number of domain names ending in *.com* and *.net* and increases in our *.com* and *.net* registry fees in October 2008 of 7% (from $6.42 to $6.86) and 10% (from $3.85 to $4.23), respectively, as per our agreements with ICANN. Our Naming Services revenues increased by $102.4 million in 2008, as compared to 2007, primarily due to a 12% year-over-year increase in the number of domain names ending in *.com* and *.net* primarily due to continued Internet growth and adoption and increases in our *.com* and *.net* registry fees in October 2007 of 7% (from $6.00 to $6.42) and 10% (from $3.50 to $3.85), respectively, as per our agreements with ICANN. Revenues from VeriSign Internet Defense Services, comprised of iDefense and VIDN, were not significant for the periods presented.

Authentication Services

Our Authentication Services revenues are derived from our Business Authentication Services and User Authentication Services.

Business Authentication Services

Revenues related to our Business Authentication Services are derived from licensing and service fees charged to our customers for the issuance of SSL certificates that authenticate their identity to the third parties with whom they carry out secured transactions. Revenues in Business Authentication Services are related to fees charged per certificate, which are based upon a number of factors, including: (i) the brand name under which the certificate is issued, which determines the level of encryption and rigor of authentication; (ii) the number of servers authenticated, and (iii) the duration of the certification. We issue SSL certificates for periods ranging from one to five years. The average certification issued by our Business Authentication Services business is approximately sixteen months.

The following table compares the approximate installed base of SSL certificates in our Business Authentication Services and annualized average-unit revenue ("AUR") for the installed base of SSL certificates:

	December 31, 2009	% Change	December 31, 2008	% Change	December 31, 2007
Installed base of SSL certificates	1,223,000	9%	1,118,000	13%	987,000
Annualized AUR (1)	$ 228	(8%)	$ 248	(4%)	$ 258

(1) Annualized AUR represents Business Authentication Services revenues recorded for the period, excluding revenues from our affiliates and our majority owned subsidiary VeriSign Japan, over the installed base of SSL certificates as of the end of the corresponding period. The installed base includes all SSL certificates (including our affiliates and VeriSign Japan).

During 2009, the growth in the number of installed base of SSL certificates was primarily driven by continued growth in e-commerce, communication, and interactions for websites. Our installed base of SSL certificates from our GeoTrust® and thawte® brands increased at a higher rate than our higher-priced VeriSign® brand, and as a result, our annualized AUR decreased compared to prior periods. We expect that the number of our SSL certificates issued will continue to increase at a higher rate than the revenues recognized from our Business Authentication Services in 2010 as compared to 2009. As we have a market share leadership position at the high end of the SSL certificates market, our unit growth rate for the high end is limited by the overall segment growth. In the mid and low segments, we expect to see good growth opportunities for market share gains as these markets are growing faster than the high end market. We expect revenues to remain consistent in 2010 as compared to 2009.

User Authentication Services

Revenues related to our User Authentication Services are derived from one-time credential sales to customers seeking network services and one-time set-up fees. We also charge an annual service fee based upon the number of individual users authorized by the customer to access its network and a customer support fee. We expect User Authentication Services revenues to continue to grow in 2010 primarily from growth in our PKI Services driven by increased sales to our existing customers and demand from new customers.

Our Authentication Services revenues increased by $11.3 million in 2009, as compared to 2008, primarily due to a 9% year-over-year increase in the installed base of SSL certificates, although this increase was offset by a decline in annualized AUR; and increased demand for our managed PKI Services. Our Authentication Services revenues increased by $50.3 million in 2008, as compared to 2007, primarily due to a 13% year-over-year increase in the installed base of SSL certificates partially offset by a decline in annualized AUR; and increased demand for our User Authentication Services.

Other Services

Other Services segment revenues decreased $12.4 million in 2009, as compared to 2008, primarily due to the termination of revenues from a service agreement with our former Jamba joint ventures and the divestiture of the CDN business in 2008, and a decrease in revenues from the CPS business in 2009.

Other Services segment revenues decreased $38.4 million in 2008, as compared to 2007, primarily due to the divestiture of the RDS business and the sale of our majority ownership interest in the Jamba subsidiary in 2007, and the divestiture of the CDN business in 2008.

Geographic Revenues

We operate in the U.S.; Australia, Japan and other Asia Pacific countries ("APAC"); Europe, the Middle East and Africa ("EMEA"); and certain other countries including Canada and Latin American countries.

A comparison of our geographic revenues is presented below:

	2009	% Change	2008	% Change	2007
		(Dollars in thousands)			
U.S.	$ 592,774	5%	$562,785	15%	$490,084
APAC	193,560	8%	179,773	18%	152,894
EMEA	168,540	8%	156,694	4%	150,146
Other	75,745	16%	65,496	14%	57,385
Total revenues	$1,030,619		$964,748		$850,509

Revenues are generally attributed to the country of domicile and the respective regions in which our customers are located.

Revenues from each of the respective regions increased in 2009, as compared to 2008, primarily driven by an increase in the number of domain names ending in *.com* and *.net,* and an increase in our *.com* and *.net* registry fees in October 2008.

Revenues from the U.S. increased by $72.7 million in 2008, as compared to 2007, primarily due to the increase in the number of domain names ending in *.com* and *.net*, an increase in our *.com* and *.net* registry fees in late 2007 and an increase in demand for our Authentication Services. Revenues from APAC increased by $26.9 million primarily due to an increase in revenues from our Naming Services as well as increase in revenues from our Authentication Services. Revenues from EMEA increased by $6.5 million primarily due to an increase in revenues from our Authentication Services businesses. Revenues from Other regions increased by $8.1 million primarily due to an increase in revenues from both our Naming Services and Authentication Services businesses.

Mature markets such as the U.S., where broadband and e-commerce have seen strong market penetration, are expected to see decreasing incremental growth rates reflecting the maturing of the markets. We expect to see larger increases in certain international regions, resulting from greater broadband and Internet penetration and expanding e-commerce as electronic means of payments are increasingly adopted.

Cost of Revenues

Cost of revenues consist primarily of costs related to providing digital certificate enrollment and issuance services, billing services, operational costs associated with the delivery of our services, registry fees, customer support and training, consulting and development services, labor costs to provide security, costs of facilities and computer equipment used in these activities and allocations of indirect costs such as corporate overhead. All allocations of indirect costs are included in continuing operations.

A comparison of cost of revenues is presented below:

	2009	% Change	2008	% Change	2007
		(Dollars in thousands)			
Cost of revenues	$245,896	6%	$231,406	(4%)	$240,119

2009 compared to 2008: Cost of revenues increased primarily due to increases in depreciation expenses, registry fees paid to ICANN, and telecommunication expenses offset by a decrease in corporate overhead expenses. Depreciation expenses increased by $14.2 million, primarily due to additional capitalization of internally developed software to support both the Naming and Authentication Services businesses. Registry fees paid to ICANN increased by $5.0 million due to contractual obligations. Telecommunications expenses increased by $3.5 million, primarily due to data center upgrades to support our current global constellation sites for our Naming Services business. Corporate overhead expenses decreased by $7.0 million, primarily due to a reduction in headcount within the cost of revenues function during 2009 as compared to 2008.

2008 compared to 2007: Cost of revenues decreased primarily due to decreases in direct cost of revenues, salary and employee benefits expenses, contract and professional services expenses, and corporate overhead expenses, partially offset by increases in telecommunication and other facility related expenses. Direct cost of revenues decreased by $5.2 million, primarily due to the divestiture of our majority ownership interest in Jamba in 2007, partially offset by an increase in outside consulting costs for our Naming Services business. Salary and employee benefits expenses, which include stock-based compensation benefits expenses, decreased by $3.6 million, primarily due to a decrease in headcount as a result of our 2008 restructuring plan. Contract and professional services expenses decreased by $5.4 million, primarily due to the divestiture of our majority ownership interest in Jamba in 2007. Corporate overhead expenses decreased by $6.4 million, primarily due to a reduction in general corporate overhead expenses. Telecommunication and other facility related expenses increased by $8.1 million primarily due to upgrades to support our current global constellation sites for our *.com* and *.net* registries and our Delaware data center that was placed into service in 2008.

Sales and Marketing

Sales and marketing expenses consist primarily of salaries, sales commissions, sales operations and other personnel-related expenses, travel and related expenses, trade shows, costs of lead generation, costs of computer and communications equipment and support services, facilities costs, consulting fees, costs of marketing programs, such as the Internet, television, radio, print and direct mail advertising costs and allocations of indirect costs such as corporate overhead. All allocations of indirect costs are included in continuing operations.

A comparison of sales and marketing expenses is presented below:

	2009	% Change	2008	% Change	2007
		(Dollars in thousands)			
Sales and marketing	$177,029	3%	$172,206	(29%)	$242,127

2009 compared to 2008: Sales and marketing expenses increased primarily due to increases in contract and professional services expenses and advertising and marketing expenses, partially offset by decreases in travel expenses. Contract and professional services expenses increased by $3.9 million, primarily due to using third-party professional services for international marketing initiatives for our Naming Services business. Advertising and marketing expenses increased by $3.0 million, primarily due to efforts to increase the market penetration of our Naming Services and our Authentication Services business. Travel expenses decreased by $3.2 million, primarily due to lower average headcount and management's cost-savings initiatives.

2008 compared to 2007: Sales and marketing expenses decreased primarily due to decreases in salary and employee benefits expenses, travel expenses and corporate overhead expenses. Salary and employee benefits expenses, which include stock-based compensation expenses, decreased by $55.9 million, primarily due to lower headcount resulting from the 2008 restructuring plan and the divestiture of our CDN business in 2008. Travel expenses decreased by $6.1 million, primarily due to cost savings initiatives relating to the 2008 restructuring plan. Corporate overhead expenses decreased by $6.0 million, primarily due to a reduction in general corporate overhead expenses in 2008.

We expect sales and marketing expenses to increase as a percentage of revenues in fiscal 2010, primarily due to an increase in advertising and marketing spending.

Research and Development

Research and development expenses consist primarily of costs related to research and development personnel, including salaries and other personnel-related expenses, consulting fees and the costs of facilities, computer and communications equipment, support services used in service and technology development and allocations of indirect costs such as corporate overhead. All allocations of indirect costs are included in continuing operations.

A comparison of research and development is presented below:

	2009	% Change	2008	% Change	2007
	(Dollars in thousands)				
Research and development	$83,560	(6%)	$88,948	(6%)	$94,434

2009 compared to 2008: Research and development expenses decreased primarily due to decreases in depreciation expenses and contract and professional services expenses, partially offset by an increase in corporate overhead expenses. Depreciation expenses decreased by $6.0 million, primarily due to a reduction in capitalized assets depreciated to research and development expenses in 2009. Contract and professional services expenses decreased by $1.3 million, primarily due to a decrease in the services of outside contractors due to management's cost-savings initiatives and the conversion of contractors to employees. Corporate overhead expenses increased by $2.7 million, primarily due to an increase in average research and development headcount to support our Naming and Authentication Services businesses.

2008 compared to 2007: Research and development expenses decreased primarily due to decreases in contract and professional services expenses and corporate overhead expenses, partially offset by an increase in depreciation expenses. Contract and professional services expenses decreased by $6.3 million, primarily due to decreased deployment of external consultants resulting from the 2008 restructuring plan initiatives. Corporate overhead expenses decreased by $4.0 million, primarily due to a reduction in general corporate overhead expenses in 2008. Depreciation expenses increased by $4.6 million, primarily due to additional capitalized assets placed into service in 2008.

General and Administrative

General and administrative expenses consist primarily of salaries and other personnel-related expenses for our executive, administrative, legal, finance, information technology and human resources personnel, facilities, computer and communications equipment, management information systems, support services, professional services fees, certain tax and license fees, bad debt expense and allocations of indirect costs such as corporate overhead. All allocations of indirect costs are included in continuing operations.

A comparison of general and administrative expenses is presented below:

	2009	% Change	2008	% Change	2007
	(Dollars in thousands)				
General and administrative	$181,992	(9%)	$201,016	(19%)	$248,037

2009 compared to 2008: General and administrative expenses decreased primarily due to decreases in salary and benefits expenses, and contract and professional services expenses; partially offset by an increase in legal expenses. Salary and benefits expenses, which include stock-based compensation expenses, decreased by $16.5 million, primarily due to lower average headcount which resulted from recent restructuring activities.

Contract and professional services expenses decreased by $5.6 million, primarily due to a decrease in professional services costs incurred for accounting and auditing services related to our divestiture strategy which was substantially completed during 2009. Legal expenses increased by $5.9 million, primarily due to the reversal in 2008 of certain previously accrued estimated litigation settlement costs in excess of actual final outcome.

2008 compared to 2007: General and administrative expenses decreased primarily due to decreases in salary and employee benefits expenses, contract and professional services expenses, depreciation expenses and legal expenses, partially offset by an increase in corporate overhead expenses. Salary and employee benefits expenses, which includes stock-based compensation expenses, decreased, by $27.4 million, primarily due to severance charges related to a former chief executive officer recorded in 2007, additional penalties recorded in the latter half of 2007 that resulted from late payments of federal and state payroll taxes, and a reduction in headcount relating to the 2008 restructuring plan. The decrease in salary and employee benefits expenses was partially offset by additional stock-based compensation expenses related to the acceleration of vesting of stock-based awards for a former chief executive officer in the second quarter of 2008. Contract and professional services expenses decreased by $8.8 million, primarily due to cost savings initiatives and reduction in external services as a result of our plan to divest or wind down our non-core businesses. Depreciation expenses decreased by $3.9 million, primarily due to the sale of a portion of our Mountain View facility in 2008. Legal expenses decreased by $22.4 million, primarily due to lower litigation expenses and the reversal of certain previously accrued estimated litigation settlement costs in excess of actual final outcome, offset by an increase in legal consulting fees related to our plan to divest or wind down our non-core businesses during 2008. The decrease is offset by an increase in corporate overhead expenses of $15.1 million, primarily due to proportionately higher headcount in the general and administrative function.

We expect general and administrative expenses to decrease as a percentage of revenues in fiscal 2010, primarily due to reduction in shared services expenses resulting from the completion of planned divestitures of our non-core businesses.

Restructuring Charges

The following table presents the nature of restructuring charges:

	Year Ended December 31,		
	2009	2008	2007
	(In thousands)		
Workforce reduction	$13,067	$63,845	$20,497
Excess facilities	2,685	5,381	4,699
Other exit costs	—	1,210	4,244
Total consolidated restructuring charges	$15,752	$70,436	$29,440
Amounts classified as continuing operations	$ 7,330	$31,195	$20,242
Amounts classified as discontinued operations	$ 8,422	$39,241	$ 9,198

As part of our divestiture strategy, we initiated a restructuring plan in the first quarter of 2008 (the "2008 Restructuring Plan") which included workforce reductions, abandonment of excess facilities and other exit costs. The restructuring charges in the table above are substantially related to the 2008 Restructuring Plan for 2009 and 2008. Through December 31, 2009, we recorded a total of $85.4 million in restructuring charges, inclusive of amounts for discontinued operations.

2007 Restructuring Plan:

In January 2007, we initiated a restructuring plan (the "2007 Restructuring Plan") to execute a company-wide reorganization replacing the previous business unit structure with a combined worldwide sales and services team, and an integrated development and products organization. The restructuring plan included workforce reductions, abandonment of excess facilities, and other exit costs. The plan was substantially completed in 2008. Through December 31, 2009, VeriSign recorded a total of $30.5 million in restructuring charges, inclusive of amounts for discontinued operations, under its 2007 Restructuring Plan.

We anticipate recording additional charges related to workforce reductions and excess facilities through 2010 but these are not expected to be significant.

Impairments (Reversal) of Goodwill and Other Long-lived Assets

The following table presents the impairments of goodwill:

	Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
Impairments of goodwill	$—	$123,412	$182,151
Amounts classified as continuing operations	$—	$ 77,619	$182,151
Amounts classified as discontinued operations	$—	$ 45,793	$ —

In 2008, we recorded an impairment charge of $77.6 million for goodwill related to our VeriSign Japan reporting unit in continuing operations. In 2008, we recorded an impairment charge of $45.8 million for goodwill related to our former Post-pay reporting unit in discontinued operations.

In 2007, we recorded an impairment charge of $182.2 million for goodwill related to our former Content Services reporting unit in continuing operations.

The following table presents the impairments (reversal) of other long-lived assets:

	Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
Impairments of other intangible assests	$9,684	$ —	$67,440
Impairments (reversal) of property and equipment and disposal group held for sale	(798)	87,613	13,230
Total consolidated impairments of other long-lived assets	$8,886	$87,613	$80,670
Amounts classified as continuing operations	$8,886	$87,605	$33,826
Amounts classified as discontinued operations	$ —	$ 8	$46,844

In 2009, we recorded an impairment charge of $9.7 million related to our *.name* gTLD intangible asset and a reversal of impairment charges of $0.8 million related to property and equipment of our CPS business that was previously classified as a disposal group held for sale and subsequently reclassified as held and used in 2009.

In 2008, in continuing operations, we recorded a loss of $79.1 million as a result of the sale of a portion of our Mountain View facilities and an impairment charge of $8.5 million related to our CPS business which was previously classified as a disposal group held for sale and subsequently reclassified as held and used in 2009.

In 2007, in continuing operations, we recorded impairment charges of $25.8 million related to other intangible assets of the CDN and CPS businesses and $8.0 million related to abandonment of certain obsolete property and equipment. In 2007, in discontinued operations, we recorded an impairment charge of $41.6 million for intangible assets and $5.2 million for the impairment of property and equipment related to our former Content Service reporting unit.

Amortization of Other Intangible Assets

A comparison of amortization of other intangible assets is presented below:

	Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
Amortization of other intangible assets for continuing operations	$12,199	$11,155	$ 21,091
Amortization of other intangible assets for discontinued operations	—	14,508	94,973
Total amortization of other intangible assets	$12,199	$25,663	$116,064

2009 compared to 2008: Total amortization of other intangible assets increased primarily due to additional amortization related to the acquisition of intangible assets of $6.6 million and the reclassification of intangible assets related to iDefense of $4.1 million from assets held for sale to amortizable intangible assets in 2009, offset by intangible assets that were fully amortized in 2009 and 2008. Amortization expense also increased due to additional amortization related to our *.name* gTLD which was purchased in 2008 and recorded as an indefinite-lived intangible asset at the time of purchase, and subsequently in 2009 was considered to be a finite-lived intangible asset due to a strategic change in the planned use of the indefinite-lived *.name* gTLD intangible asset.

2008 compared to 2007: Total amortization of other intangible assets decreased primarily due to a $67.4 million impairment charge to other intangible assets in 2007, the reclassification of certain other intangible assets to assets held for sale during 2008 and due to certain other intangible assets becoming fully amortized in 2007. We ceased to amortize our other intangible assets upon reclassification to assets held for sale.

Other (Loss) Income, Net

Other (loss) income, net, consists primarily of interest earned on our cash, cash equivalents, and investments, interest expense related to our borrowings, net gains or losses on the sale and impairment of investments, net gains or losses on the divestiture of certain businesses, realized and unrealized gains and losses on the contingent interest derivative on the Convertible Debentures, income from transition services agreements, and the net effect of foreign currency gains and losses. The net effect of foreign currency gains and losses is included in Other, net, in the table below.

A comparison of other (loss) income, net, is presented below:

	Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
Interest income	$ 4,371	$ 16,375	$ 47,074
Interest expense	(47,351)	(44,391)	(18,563)
Net loss on sale and impairment of investments	(136)	(6,364)	(1,788)
Net gain on divestiture of businesses and joint ventures	908	80,538	71,216
Unrealized gain on joint venture call options	—	—	10,926
Unrealized gain (loss) on contingent interest derivative on Convertible Debentures	549	3,616	(15,301)
Income from transition services agreements	4,944	3,641	—
Other, net	4,278	(4,606)	843
Total other (loss) income, net	$(32,437)	$ 48,809	$ 94,407

2009 compared to 2008: Other loss, net, increased in 2009. Interest income decreased due to cash balances invested in lower interest rate securities in 2009. Interest expense increased as a result of a decrease in capitalized interest cost in 2009 as compared to 2008. In 2008, we recorded a charge of $8.2 million for an other-than-temporary impairment of funds held by the Primary Fund and the International Fund as a result of management's assessment for our investment portfolio with consideration to the economic market conditions at the time. Net gain on divestiture of businesses decreased because in 2008, we recorded a $77.9 million gain upon divestiture of our remaining 49% ownership interest in the Jamba joint ventures. In 2009, we recorded $0.5 million in unrealized gain on the contingent interest derivative on our Convertible Debentures as compared to $3.6 million of realized and unrealized gains on the contingent interest derivative on our Convertible Debentures in 2008. We entered into certain transition services agreements with the buyers of certain divested businesses, the income received from such services were $4.9 million and $3.6 million in 2009 and 2008, respectively. Other, net, recorded in 2009 includes the net effect of foreign currency gains or losses and cash receipt of $3.3 million from Certicom Corporation ("Certicom") upon termination of the acquisition agreement entered into with Certicom. Other, net, recorded in 2008, primarily includes the net effect of foreign currency gains or losses.

2008 compared to 2007: Other income, net, decreased in 2008. Interest income decreased due to lower average invested balances primarily resulting from stock repurchase activity in 2008, as well as lower average interest rates. Interest expense increased primarily due to our Convertible Debentures issued in August 2007. In 2008, we recorded a gain of $77.9 million upon the divestiture of our remaining 49% ownership interest in the Jamba joint ventures. In 2008, we recorded a charge of $8.2 million for an other-than-temporary impairment of funds held by the Primary Fund and the International Fund. In 2008, we recorded $3.6 million in unrealized gain on the contingent interest derivative on our Convertible Debentures compared to $15.3 million of realized and unrealized losses on the contingent interest derivative on our Convertible Debentures in 2007. We entered into certain transition services agreements with the buyers of certain divested businesses, the income received from such services was $3.6 million in 2008. Other, net, recorded in 2008 and 2007, primarily includes the net effect of foreign currency gains or losses.

Income Tax Expense

For 2009, 2008 and 2007, we recorded income tax expense from continuing operations of $80.1 million or 28.5% of pretax income from continuing operations, income tax expense of $39.2 million or 34.9% of pretax income from continuing operations, and income tax benefit of $3.5 million or 2.5% of pretax loss from continuing operations, respectively.

Our effective tax rate decreased in 2009, as compared to 2008, primarily due to benefits in 2009 attributable to increased profits in foreign tax jurisdictions with low statutory rates, the lapsing of statutes, the conclusion of a state tax audit, state tax effects of tax law changes, and expenses in 2008 related to the conclusion of an Internal Revenue Service ("IRS") audit and impairments of non-deductible goodwill.

Our effective tax rate increased in 2008, as compared to 2007 primarily due to the expenses in 2008 attributable to impairments of non-deductible goodwill and the agreement to the conclusions of the IRS examination for fiscal years 2004 and 2005. The increases in the 2008 effective tax rate were partially offset by the release in 2008 of valuation allowances and tax reserves related to the utilization of certain carryforward attributes and statute closures.

As of December 31, 2009, we had deferred tax assets arising from deductible temporary differences, tax losses, and tax credits of $308.3 million before the offset of certain deferred liabilities. With the exception of certain deferred tax assets related to impairments on investments and certain foreign net operating loss carryforwards, we believe it is more-likely-than-not that forecasted income, including income that may be generated as a result of certain tax planning strategies, together with the tax effects of the deferred tax liabilities, will be sufficient to fully recover the remaining deferred tax assets. During 2009, we released a valuation allowance of $1.6 million related to the utilization of foreign net operating loss carryforwards and reduced the valuation allowance by $2.3 million upon the sale of a foreign subsidiary.

During 2009, the State of California enacted changes in tax laws that are expected to have a beneficial impact on our effective tax rate beginning in 2011. As a result, we revalued our state deferred tax assets that are expected to reverse after the effective date of the change, and recognized an income tax benefit of $4.9 million in state taxes for 2009.

During 2009, we agreed with the California Franchise Tax Board's decisions of its audit for the years ended December 31, 2003 through December 31, 2005 and recorded an income tax benefit of $3.4 million in state taxes for 2009.

We are subject to tax holidays in Switzerland and India. In Switzerland, the tax holidays provide lower rates of taxation on certain types of income and also require certain thresholds of investment and employment. In Switzerland, the tax holiday on certain income types expires in 2011 and the tax holiday on remaining income types expires in 2015. In India, we qualify for the Software Technology Park of India ("STPI") tax program with respect to its research and development activities. This exemption expires on March 31, 2010. Notwithstanding qualification for this exemption, we are subject to minimum alternative tax rules in India which override the STPI regime and subject us to minimum taxes on qualifying income at a rate of 11.33%. Due to net operating loss carryforwards from prior years, the tax holidays have an immaterial impact on our earnings per share for 2009, 2008 and 2007.

Net (income) loss attributable to noncontrolling interest, net of tax

Net (income) loss attributable to noncontrolling interest, net of tax, represents the portion of net income belonging to noncontrolling interest related to our consolidated subsidiary, VeriSign Japan.

The following table presents a comparison of net (income) loss attributable to noncontrolling interest in subsidiary, net of tax:

	Year Ended December 31,		
	2009	2008	2007
	(In thousands)		
Net (income) loss attributable to noncontrolling interest in subsidary, net of tax	$(3,686)	$16,009	$(3,840)

2009 compared to 2008: The net loss attributable to noncontrolling interest in subsidiary, net of tax, in 2008 is primarily due to a goodwill impairment charge related to our VeriSign Japan reporting unit of $19.0 million. In 2009, VeriSign Japan's operating income remained relatively consistent.

2008 compared to 2007: The net loss attributable to noncontrolling interest in subsidiary, net of tax, in 2008, is primarily due to a goodwill impairment charge related to our VeriSign Japan reporting unit of $19.0 million.

Income (Loss) from Discontinued operations, net of tax

In 2009, we sold the following businesses: MDG Services, MMM Services, GSC, MSS, RTP Services, Communications Services and International Clearing. In 2009, we also wound down the operations of the Pre-pay Services business. The results of operations of these businesses have been classified as discontinued operations for all periods presented. Further, in 2009, we decided to wind down the operations of the CPS business after termination of active negotiations with a potential buyer. Accordingly, the assets and liabilities related to the CPS business have been classified as held and used as of December 31, 2009, and the results of operations for the CPS business have been reclassified as continuing operations for all periods presented.

In 2008, we sold the following businesses: EMM, Post-pay, Communications Consulting, DBMS, CDN, SC&A and the remaining 49% ownership interest in the Jamba joint ventures. As of December 31, 2008, businesses classified as held for sale included the following: MDG Services, MMM Services, GSC, MSS, RTP Services, Communications Services, International Clearing and CPS. The results of operations of these businesses, except CDN and Jamba joint ventures, have been classified as discontinued operations for all periods presented. We retained an equity ownership in the CDN business. As a result of the continuing involvement in the CDN business, the historical results of operations of the CDN business have not been classified as discontinued operations.

In 2007, we sold the following businesses: RDS, Jamba Service and 51% ownership interest in our wholly-owned Jamba subsidiary. The historical results of operations of the RDS business have not been classified as discontinued operations because they were not significant. The historical results of operations of the Jamba subsidiary have not been classified as discontinued operations because of our continued involvement in the Jamba joint ventures. The historical results of operations of Jamba Service have been classified as discontinued operations for all periods presented.

The following table presents the revenues and the components of Income (Loss) from discontinued operations, net of tax:

	Year Ended December 31,		
	2009	2008	2007
	(In thousands)		
Revenues	$225,026	$ 590,688	$651,332
Income (loss) from discontinued operations before income taxes	$ 23,178	$ (20,063)	$ 2,625
Gains (losses) on sale of discontinued operations and estimated losses on assets held for sale, before income taxes	35,229	(424,838)	1,357
Income tax expense	(10,353)	(14,701)	(14,811)
Total income (loss) from discontinued operations, net of tax	$ 48,054	$(459,602)	$ (10,829)

The differences between income tax expenses and the amounts resulting from application of the federal statutory rate of 35% to income (loss) from discontinued operations before income taxes are primarily attributable to non-deductible goodwill transferred in the divestitures or impairments and the realization of deductible capital loss from divestitures.

Net gains on disposal are recorded on the date the sale of the disposal group is consummated. Full or partial reversals of previously reported estimated losses on disposal are recorded upon changes in the fair values and/or carrying values of the disposal groups.

Liquidity and Capital Resources

	As of December 31,	
	2009	2008
	(In thousands)	
Cash and cash equivalents	$1,477,166	$789,068

At December 31, 2009, our principal source of liquidity was $1.48 billion of cash and cash equivalents.

In 2009, we received $469.4 million of cash proceeds from divestiture of businesses, net of cash contributed.

In November 2009, we purchased a previously-leased Dulles, Virginia office and data center property for the Naming business, for cash consideration of $26.1 million.

In December 2009, we sold an office building in Savannah, Georgia for cash consideration of $6.1 million.

In 2009, we repurchased approximately 11.3 million shares of our common stock at an average stock price of $22.31 for an aggregate cost of $252.8 million under the 2008 Share Buyback Program. As of December 31, 2009, $697.2 million remained available for further repurchases under the 2008 Share Buyback Program.

In 2009, we received distributions aggregating to $113.2 million and $16.3 million from the International Fund and the Primary Fund, respectively.

In 2007, we issued $1.25 billion principal amount of 3.25% convertible debentures due 2037. We are required to pay cash interest semiannually on February 15 and August 15 of each year until maturity. In 2009, we paid $40.6 million for interest on the Convertible Debentures.

In 2006, we entered into a $500.0 million senior unsecured revolving credit facility (the "Facility") with a syndicate of banks and other financial institutions under which VeriSign, or certain designated subsidiaries may be borrowers. The Facility is available for cash borrowings up to $500.0 million and for the issuance of letters of credit up to a maximum limit of $50.0 million. In 2009, there were no borrowings under the Facility. As of December 31, 2009, the Company had utilized $1.7 million for outstanding letters of credit under the Facility.

In summary, our cash flows were as follows:

	Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
Net cash provided by operating activities	$ 395,191	$ 484,034	$473,537
Net cash provided by investing activities	484,455	76,764	209,009
Net cash (used in) provided by financing activities	(197,994)	(1,164,027)	188,671
Effect of exchange rate changes on cash and cash equivalents	6,446	15,575	3,721
Net increase (decrease) in cash and cash equivalents	$ 688,098	$ (587,654)	$874,938

Net cash provided by operating activities

Our largest source of operating cash flows is cash collections from our customers. Our primary uses of cash from operating activities are for personnel related expenditures, and other general operating expenses, as well as payments related to taxes and facilities.

2009 compared to 2008: Cash provided by operating activities decreased primarily due to a decrease in cash received from customers resulting from a decrease in consolidated revenues, including decreased revenues from discontinued operations, coupled with the timing of receipts from customers; and a decrease in interest income that resulted from investments in lower interest rate securities and an increase in income tax payment resulting from higher pre-tax income in 2009. The decrease in cash receipts was partially offset by a decrease in cash payments to suppliers and employees primarily resulting from lower average headcount in 2009.

2008 compared to 2007: Cash provided by operating activities increased primarily due to an increase in cash received from customers resulting from an increase in consolidated revenues, inclusive of revenues from discontinued operations, coupled with an increase in cash collections from customers due to an improved collection process implemented in 2008. The increase in cash receipts was partially offset by an increase in payments for interest on our Convertible Debentures, and a decrease in interest income received due to lower average invested cash balances and lower interest rates in 2008.

Net cash provided by investing activities

The changes in cash flows from investing activities primarily relate to divestiture of businesses, timing of purchases, maturities and sales of investments, purchases of property and equipment, and investments in unconsolidated entities.

2009 compared to 2008: Net cash provided by investing activities increased primarily due to an increase in proceeds received upon divestiture of businesses, and an increase in distributions received from the Primary Fund and the International Fund in 2009. The increase is partially offset by proceeds from the sale of property and equipment in our Mountain View, California location in 2008 and proceeds received upon the termination of the trust established for our directors' and officers' liability self-insurance coverage in 2008.

2008 compared to 2007: Net cash provided by investing activities decreased primarily due to the reclassification of certain cash and cash equivalents to Prepaid expenses and other current assets. In 2008, because of liquidity concerns, the Company reclassified its actively-traded money-market investments in the Primary Fund and the International Fund from Cash and cash equivalents to Prepaid expenses and other current assets. The decrease is also due to lower cash proceeds from maturities and sales of investments and cash spent on our acquisition of the Global Name Registry business. The decrease was partially offset by an increase in proceeds received upon divestiture of certain businesses, proceeds received from the sale of certain property and equipment related to a portion of our Mountain View facility and the termination of the trust established for our director's and officer's liability self-insurance coverage and lower cash spent on purchases of property and equipment.

Net cash (used in) provided by financing activities

The changes in cash flows from financing activities primarily relate to borrowings and payments under debt obligations, as well as stock repurchases and stock option exercise activities.

2009 compared to 2008: Net cash used in financing activities decreased primarily due to a decrease in stock repurchases offset by a decrease in proceeds from issuance of common stock from stock option exercises and employee stock purchase plan and a decrease in excess tax benefits on stock-based compensation.

2008 compared to 2007: Net cash used in financing activities increased primarily due to stock repurchases in 2008 without corresponding proceeds from financing activities, as compared to 2007 when stock repurchases were primarily funded by proceeds received from the issuance of the Convertible Debentures. The remaining increase in cash used in financing activities was primarily due to an increase in stock repurchases in 2008 and a decrease in proceeds received from issuance of common stock from stock option exercises and employee stock purchase plan.

We believe existing cash and cash equivalents, together with funds generated from operations and the availability of financing, if necessary, from our Facility should be sufficient to meet our working capital, capital expenditure requirements and to service our debt for the next 12 months. Our philosophy regarding the maintenance of a balance sheet with a large component of cash, cash equivalents and short-term investments reflects our views on potential future capital requirements relating to expansion of our businesses, related acquisitions, and share repurchases. We regularly assess our cash management approach and activities in view of our current and potential future needs.

Impact of Inflation

We believe that inflation has not had a significant impact on our operations during 2009, 2008 and 2007.

Property and Equipment Expenditures

Our planned property and equipment expenditures for 2010 are anticipated to be in the range of $65.0 million to $85.0 million and will primarily be focused on productivity, cost improvement and market development initiatives for our 3IS segment.

Contractual Obligations

The following table summarizes our significant non-cancelable contractual obligations at December 31, 2009, and the effect such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments due by period				
	Total	2010	2011-2012	2013-2014	Thereafter
Contractual obligations			(In thousands)		
Operating lease obligations	$ 69,489	$ 23,451	$ 21,502	$ 15,175	$ 9,361
Purchase obligations	32,718	17,421	15,297	—	—
ICANN agreement	52,500	18,000	34,500	—	—
.tv agreement	14,000	2,000	4,000	4,000	4,000
Convertible Debentures—principal and interest	2,387,500	40,625	81,250	81,250	2,184,375
Total	$2,556,207	$101,497	$156,549	$100,425	$2,197,736

As of December 31, 2009, we had commitments under non-cancelable operating leases for our facilities for various terms through 2017.

We enter into certain purchase obligations with various vendors. Our significant purchase obligations primarily consist of firm commitments with telecommunication carriers and other service providers. We do not have any significant purchase obligations beyond 2013.

We have entered into agreements with the buyers of certain divested businesses, for which we continue to be responsible for certain contingent liabilities and transition services after the divestitures. We might incur costs and expenses associated with the resolution of these contingent liabilities. In addition, the transition services may be required for periods longer than initially anticipated by management and may be costlier to complete when compared to the payments that will be received from the buyers for these transition services.

In 2007, we issued $1.25 billion principal amount of Convertible Debentures. We will pay cash interest semiannually to the holders of the Convertible Debentures on February 15 and August 15 of each year until maturity. We paid interest of $40.6 million on the convertible debentures in both 2009 and 2008.

In 2006, we entered into a contractual agreement with ICANN to be the sole registry operator for domain names in the *.com* top-level domain through November 30, 2012. Under the agreement, we paid ICANN fixed registry level fees of $15.0 million in 2009 and $10.0 million in 2008. Beginning in 2009, the agreement provides for contingent payments upon meeting certain criteria based on growth in the number of annual domain name registrations. We have met the criteria, and as a result, our contractual payments will increase to the amounts as listed in the table above for the respective future periods.

In 2001, we entered into an amended contractual agreement with the Government of Tuvalu to be the sole registry operator for *.tv* domain names through December 31, 2016. Pursuant to the terms of this agreement, in 2009 and in 2008, we paid the Tuvalu government a total of $2.0 million annually in registry fees.

We provide for uncertain tax positions and adjust our unrecognized tax benefits accordingly. Due to the inherent uncertainty with respect to the timing of future cash outflows associated with our unrecognized tax benefits at December 31, 2009, we are unable to reliably estimate the timing of cash settlement with the respective taxing authorities. Therefore, $29.0 million of liabilities have been excluded from the contractual obligations table above.

We enter into indemnification agreements with many of our customers and certain other business partners in the ordinary course of business.

Off-Balance Sheet Arrangements

It is not our business practice to enter into off-balance sheet arrangements. As of December 31, 2009, we did not have any significant off-balance sheet arrangements. See Note 15, "Commitments and Contingencies," *Off-Balance Sheet Arrangements,* of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K for further information regarding off-balance sheet arrangements.

Stock Options and Restricted Stock Units

Grants of stock options and/or restricted stock units are key components of the compensation packages we provide to attract and retain certain of our talented employees and align their interests with the interests of existing stockholders. We recognize that options and restricted stock units dilute existing stockholders and have sought to control the number of options and restricted stock units granted while providing competitive compensation packages. Consistent with these dual goals, our cumulative potential dilution since 2007 has been a weighted average annualized rate of -0.7% per year, calculated as the average annualized new options and restricted stock units granted, net of options and restricted stock units forfeited by employees during the calculation period (for example, upon leaving the company), divided by the weighted average outstanding shares during the calculation period. At December 31, 2009, the maximum potential dilution from all outstanding options and restricted stock units, regardless of when granted and regardless of whether vested or unvested and including options and restricted stock units where the strike price is higher than the current market price, was 5.5%. This maximum potential dilution will only result if all outstanding options vest and are exercised and all restricted stock units vest and are settled. At December 31, 2009, 62% of our outstanding options had exercise prices in excess of the current market price.

Consistent with our historical practices, we do not expect that dilution from future grants of stock options and restricted stock units before the effect of our stock repurchase program will exceed 2.0% per year for our ongoing business. In recent years, our stock repurchase program has more than offset the dilutive effect of our stock option and restricted stock unit programs; however, we may reduce the level of our stock repurchases in the future as we may use our available cash for other purposes.

Options and restricted stock units activity from 2007 through 2009 is summarized as follows (shares in millions):

Options and restricted stock units outstanding at December 31, 2006	37.7
Options and restricted stock units granted from 2007 through 2009	14.7
Options exercised and restricted stock units settled from 2007 through 2009	(23.6)
Forfeitures, cancellations and expiration from 2007 through 2009	(18.8)
Options and restricted stock units outstanding at December 31, 2009	10.0
Average annualized options and restricted stock units granted, net of forfeitures	(1.4)
Average annualized stock repurchases	29.7
Shares outstanding at December 31, 2009	183.3
Basic weighted average shares outstanding from 2007 through 2009	208.9
Options and restricted stock units outstanding as a percent of shares outstanding at December 31, 2009	5.5%
In the money options and restricted stock units outstanding (based on our December 31, 2009 price) as a percent of shares outstanding at December 31, 2009	3.1%
Weighted average annualized options and restricted stock units granted, net of forfeitures and before stock repurchases, as a percent of weighted average shares outstanding from 2007 through 2009	(0.7%)
Weighted average annualized Options and restricted stock units granted, net of forfeitures and after stock repurchases, as a percent of weighted average shares outstanding from 2007 through 2009	(14.9%)

Recently Issued Accounting Pronouncements

See Note 1, "Basis of Presentation," *Recent Accounting Pronouncements*, of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to financial market risks, including changes in interest rates, foreign exchange rates and market risks. We have not entered into any market risk sensitive instruments for trading purposes.

Interest rate sensitivity

We invest our cash primarily in money market funds. In general, money market funds are not considered to be subject to interest rate risk because the interest paid on such funds fluctuates with the prevailing interest rate. As of December 31, 2009, our cash and cash equivalents consisted primarily of money market funds.

Foreign exchange risk management

We conduct business throughout the world and transact in multiple foreign currencies. As we continue to expand our international operations we are increasingly exposed to currency exchange rate risks. Our foreign currency risk management program is designed to mitigate foreign exchange risks associated with the monetary and non-monetary assets and liabilities of our operations that are denominated in non-functional currencies. The primary objective of this program is to minimize the gains and losses to income resulting from fluctuations in exchange rates. We may choose not to hedge certain foreign exchange exposures due to immateriality, prohibitive economic cost of hedging particular exposures, and limited availability of appropriate hedging instruments. We do not enter into foreign currency transactions for trading or speculative purposes, nor do we hedge foreign currency exposures in a manner that entirely offsets the effects of changes in exchange rates. The program may entail the use of forward or option contracts and in each case these contracts are limited to a duration of less than 12 months. As of December 31, 2009, our exposure to foreign currency fluctuations was not significant.

At December 31, 2009, we held forward contracts in notional amounts totaling $79.2 million to mitigate the impact of exchange rate fluctuations associated with certain foreign currencies. All forward contracts are recorded at fair market value.

A hypothetical uniform 10% strengthening or weakening in the value of the U.S. dollar relative to the foreign currency derivatives outstanding would result in a decrease/increase in income of approximately $7.4 million. However, this would be largely offset by the remeasurement of our foreign-currency denominated monetary and non-monetary assets and liabilities resulting in an insignificant net impact to income.

A hypothetical uniform 10% strengthening or weakening in the value of the U.S. dollar relative to the foreign currencies in which our revenues and expenses are denominated would not result in a significant impact to our financial statements.

There are inherent limitations in the sensitivity analysis presented, due primarily to the assumption that foreign exchange rate movements are linear and instantaneous. As a result, the analysis is unable to reflect the potential effects of more complex market changes that could arise, which may positively or negatively affect income.

Market risk management

The fair market value of the Convertible Debentures issued by us and due August 2037, is subject to interest rate risk and market risk due to the convertible feature of the debentures. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. The fair market value of the Convertible Debentures will also increase as the market price of our stock increases and decrease as the market price of our common stock falls. The interest and market value changes affect the fair market value of the Convertible Debentures but do not impact our financial position, cash flows or results of operations. As of December 31, 2009, the fair value of the Convertible Debentures was approximately $1.1 billion, based on quoted market prices.

The fair market value of the contingent interest derivative on Convertible Debentures is also subject to interest rate risk and market risk. Generally, the fair market value of the contingent interest derivative will change due to changes in interest rates as well as due to changes in the fair market value of the Convertible Debentures.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Financial Statements

VeriSign's financial statements required by this Item are set forth as a separate section of this Form 10-K. See Item 15 for a listing of financial statements provided in the section titled "Financial Statements."

Supplementary Data (Unaudited)

The following tables set forth unaudited supplementary quarterly financial data for the two year period ended December 31, 2009. In management's opinion, the unaudited data has been prepared on the same basis as the audited information and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the data for the periods presented.

All previously reported quarters have been adjusted to show the discontinued operations of our dispositions. Previously filed annual reports on Form 10-K and quarterly reports on Form 10-Q affected by the dispositions have not been amended and should not be relied upon. See Note 1, "Description of Business and Summary of Significant Accounting Policies," *Reclassifications*, of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K for further information.

	2009				
	Quarter Ended				Year Ended
	March 31	June 30 (3)	September 30 (4)	December 31 (5)	December 31
	As Adjusted (6)	As Adjusted (6)	As Adjusted (6)		
	(In thousands, except per share data)				
Continuing operations:					
Revenues	$253,557	$256,167	$258,235	$262,660	$1,030,619
Cost of revenues	62,879	60,774	60,977	61,266	245,896
Other operating costs and expenses (1)	115,821	112,749	123,579	118,847	470,996
Operating income	74,857	82,644	73,679	82,547	313,727
Income attributable to VeriSign, Inc. and subsidiaries common stockholders	46,822	41,858	46,529	62,290	197,499
Income per share attributable to VeriSign, Inc. and subsidiaries common stockholders (2):					
Basic	$ 0.24	$ 0.22	$ 0.24	$ 0.33	$ 1.03
Diluted	$ 0.24	$ 0.22	$ 0.24	$ 0.33	$ 1.03
Discontinued operations:					
Revenues	$104,093	$ 70,235	$ 40,303	$ 10,395	$ 225,026
Cost of revenues	47,097	27,888	14,246	4,483	93,714
Other operating costs and expenses (1)	32,795	30,137	32,524	16,308	111,764
Operating income (loss)	24,201	12,210	(6,467)	(10,396)	19,548
Income (loss) attributable to VeriSign, Inc. and subsidiaries common stockholders	18,198	(6,984)	7,082	29,758	48,054
Income (loss) per share attributable to VeriSign, Inc. and subsidiaries common stockholders (2):					
Basic	$ 0.10	$ (0.04)	$ 0.04	$ 0.16	$ 0.25
Diluted	$ 0.10	$ (0.04)	$ 0.04	$ 0.15	$ 0.25
Total:					
Net income attributiable to VeriSign Inc. and subsidiaries common stockholders	$ 65,020	$ 34,874	$ 53,611	$ 92,048	$ 245,553
Net income per share attributable to VeriSign, Inc. and subsidiaries common stockholders (2):					
Basic	$ 0.34	$ 0.18	$ 0.28	$ 0.49	$ 1.28
Diluted	$ 0.34	$ 0.18	$ 0.28	$ 0.48	$ 1.28

(1) Other operating costs and expenses include sales and marketing expenses, research and development expenses, general and administrative expenses, restructuring, impairments and other charges, net, and amortization of other intangible assets.

(2) Net income (loss) per share attributable to VeriSign Inc., and subsidiaries common stockholders is computed independently. Therefore, the sum of the quarterly net income (loss) per share may not equal the total computed for the fiscal year or any cumulative interim period.

(3) Loss from discontinued operations attributable to VeriSign Inc., and subsidiaries common stockholders during the quarter ended June 30, 2009, includes an income tax expense of $41.4 million primarily related to the divestiture of certain businesses, partially offset by a $15.6 million reversal of estimated losses on assets held for sale.

(4) Operating income from continuing operations during the quarter ended September 30, 2009, includes a $9.7 million impairment charge related to our *.name* generic top-level domain ("gTLD") intangible asset. Income from discontinued operations attributable to VeriSign Inc., and subsidiaries common stockholders during the quarter ended September 30, 2009, includes a $23.1 million reversal of estimated losses on assets held for sale.

(5) Operating income during the quarter ended December 31, 2009, included a $4.1 million cumulative depreciation adjustment correcting for certain assets that were depreciated over a period longer than their useful lives. Income attributable to VeriSign, Inc. and subsidiaries common stockholders during the quarter ended December 31, 2009, included a reduction in our income tax expense from continuing operations, which was primarily attributable to tax benefits from our foreign operations, releases of reserves due to lapse of statutes, and a conclusion of a state tax audit. Income from discontinued operations attributable to VeriSign Inc., and subsidiaries common stockholders during the quarter ended December 31, 2009, includes an income tax benefit primarily attributable to a capital loss generated from the divestiture of a certain business.

(6) Adjusted for the reclassification of our CPS business from discontinued operations to continuing operations, the reclassification of our Pre-pay business from continuing operations to discontinued operations, and the reclassification of certain immaterial expenses from other operating costs and expenses to cost of revenues. See Note 1, "Description of Business and Summary of Significant Accounting Policies," *Reclassifications*, of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K for further information.

	2008				
	Quarter Ended				Year Ended
	March 31 (3)	June 30 (4)	September 30 (5)	December 31 (6)	December 31
	As Adjusted (7)	As Adjusted (7)	As Adjusted (7)	As Adjusted (7)	
	(In thousands, except per share data)				
Continuing operations:					
Revenues	$232,061	$239,544	$ 244,381	$ 248,762	$ 964,748
Cost of revenues	58,168	55,500	56,811	60,927	231,406
Other operating costs and expenses (1)	141,311	202,594	132,913	192,926	669,744
Operating income (loss)	32,582	(18,550)	54,657	(5,091)	63,598
Income (loss), attributable to VeriSign, Inc. and subsidiaries common stockholders	18,495	(15,460)	28,328	53,988	85,351
Income (loss) per share attributable to VeriSign, Inc. and subsidiaries common stockholders (2):					
Basic	$ 0.09	$ (0.08)	$ 0.15	$ 0.28	$ 0.43
Diluted	$ 0.09	$ (0.08)	$ 0.14	$ 0.28	$ 0.43
Discontinued operations:					
Revenues	$161,415	$151,374	$ 143,436	$ 134,463	$ 590,688
Cost of revenues	94,826	83,942	78,698	63,080	$ 320,546
Other operating costs and expenses (1)	77,191	110,669	54,922	47,346	290,128
Operating (loss) income	(10,602)	(43,237)	9,816	24,037	(19,986)
Loss, attributable to VeriSign, Inc. and subsidiaries common stockholders	(26,556)	(53,718)	(229,418)	(149,910)	(459,602)
Loss per share attributable to VeriSign, Inc. and subsidiaries common stockholders (2):					
Basic	$ (0.13)	$ (0.27)	$ (1.19)	$ (0.78)	$ (2.33)
Diluted	$ (0.13)	$ (0.27)	$ (1.17)	$ (0.78)	$ (2.30)
Total:					
Net loss attributiable to VeriSign Inc. and subsidiaries common stockholders	$ (8,061)	$ (69,178)	$(201,090)	$ (95,922)	$(374,251)
Loss per share attributable to VeriSign, Inc. and subsidiaries common stockholders (2):					
Basic	$ (0.04)	$ (0.35)	$ (1.04)	$ (0.50)	$ (1.90)
Diluted	$ (0.04)	$ (0.35)	$ (1.03)	$ (0.50)	$ (1.87)

(1) Other operating costs and expenses include sales and marketing expenses, research and development expenses, general and administrative expenses, restructuring, impairments and other charges, net, and amortization of other intangible assets.
(2) Net income (loss) per share attributable to VeriSign Inc., and subsidiaries common stockholders is computed independently. Therefore, the sum of the quarterly net income (loss) per share may not equal the total computed for the fiscal year or any cumulative interim period(s).
(3) Loss from discontinued operations attributable to VeriSign Inc., and subsidiaries common stockholders for the quarter ended March 31, 2008, includes a charge of $25.5 million for estimated losses on assets held for sale.
(4) Loss from continuing operations attributable to VeriSign Inc., and subsidiaries common stockholders for the quarter ended June 30, 2008, includes a $79.1 million loss as a result of the sale on a certain portion of our Mountain View facilities. Loss from discontinued operations attributable to VeriSign Inc., and subsidiaries common stockholders for the quarter ended June 30, 2008, includes a goodwill impairment charge of $45.8 million related to our Post-pay reporting unit and a charge of $45.9 million for estimated losses on assets held for sale.
(5) Loss from discontinued operations attributable to VeriSign Inc., and subsidiaries common stockholders for the quarter ended September 30, 2008, includes a charge of $224.3 million for estimated losses on assets held for sale.
(6) Operating loss from continuing operations for the quarter ended December 31, 2008, includes a goodwill impairment charge of $77.6 million related to our VeriSign Japan reporting unit. Income from continuing operating includes a gain of $77.9 million on the sale of our remaining 49% ownership interest in the Jamba joint ventures, and $19.0 million from noncontrolling interest as a result of the impairment charge related to our VeriSign Japan reporting unit. Loss from discontinued operations attributable to VeriSign Inc., and subsidiaries common stockholders for the quarter ended December 31, 2008, includes a charge of $179.3 million for estimated losses on assets held for sale.
(7) Adjusted for the reclassification of our CPS and IDefense businesses from discontinued operations to continuing operations and the reclassification of our Pre-pay business from continuing operations to discontinued operations. Also includes adjustments made upon adoption of new accounting standards. See Note 1, "Description of Business and Summary of Significant Accounting Policies," *Reclassifications*, of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K for further information.

Our quarterly revenues and operating results are difficult to forecast. Therefore, we believe that period-to-period comparisons of our operating results will not necessarily be meaningful, and should not be relied upon as an indication of future performance. Also, operating results may fall below our expectations and the expectations of securities analysts or investors in one or more future quarters. If this were to occur, the market price of our common stock would likely decline. For further information regarding the quarterly fluctuation of our revenues and operating results, see Item 1A, "Risk Factors-Our operating results may fluctuate and our future revenues and profitability are uncertain."

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

a. Evaluation of Disclosure Controls and Procedures

Based on our management's evaluation, with the participation of our Chief Executive Officer (our principal executive officer) and our Chief Financial Officer (our principal financial officer), as of the end of the period covered by this Annual Report on Form 10-K, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the "Exchange Act")) are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

b. Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009 using the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our evaluation under the COSO framework, management has concluded that our internal control over financial reporting is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

KPMG LLP, an independent registered public accounting firm, has issued a report concerning the effectiveness of our internal control over financial reporting as of December 31, 2009. See "Report of Independent Registered Public Accounting Firm" in Item 15 of this Form 10-K.

c. Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the three months ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

d. Inherent Limitations of Disclosure Controls and Internal Control Over Financial Reporting

Because of its inherent limitations, our internal control over financial reporting may not prevent material errors or fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The continued effectiveness of our internal control over financial reporting is subject to risks, including that the control may become inadequate because of changes in conditions or that the degree of compliance with our policies or procedures may deteriorate.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item relating to our directors and nominees, regarding compliance with Section 16(a) of the Securities Act of 1934, and regarding our Audit Committee, Corporate Governance and Nominating Committee and Compensation Committee will be included under the captions "Proposal No. 1: Election of Directors," "Security Ownership of Certain Beneficial Owners and Management—Section 16(a) Beneficial Ownership Reporting Compliance," and "Corporate Governance" in our Proxy Statement related to the 2010 Annual Meeting of Stockholders and is incorporated herein by reference.

Pursuant to General Instruction G(3) of Form 10-K, the information required by this item relating to our executive officers is included under the caption "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K.

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer and other senior accounting officers. This code of ethics, titled "Code of Ethics for the Chief Executive Officer and Senior Financial Officers," is posted on our website along with the "VeriSign Code of Conduct" that applies to all officers and employees, including the aforementioned officers. The Internet address for our website is *www.verisign.com*, and the "Code of Ethics for the Chief Executive Officer and Senior Financial Officers" may be found from our main Web page by clicking first on "About VeriSign" and then on "Corporate Governance" under "Investor Relations," next on "Ethics and Business Conduct" under "Corporate Governance," and finally on "Code of Ethics for the Chief Executive Officer and Senior Financial Officers." The "VeriSign Code of Conduct" applicable to all officers and employees can similarly be found on the Web page for "Ethics and Business Conduct" under the link entitled "VeriSign Code of Conduct—2009."

We intend to satisfy any disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the "Code of Ethics for the Chief Executive Officer and Senior Financial Officers" or, to the extent also applicable to the principal executive officer, principal financial officer, or other senior accounting officers, the "VeriSign Code of Conduct" by posting such information on our website, on the Web page found by clicking through to "Ethics and Business Conduct" as specified above.

ITEM 11. EXECUTIVE COMPENSATION

Information about Director and executive compensation is incorporated herein by reference from the discussion under the caption "Executive Compensation" in our Proxy Statement related to the 2010 Annual Meeting of Stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this item is incorporated herein by reference from the discussion under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in our Proxy Statement related to the 2010 Annual Meeting of Stockholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information about certain relationships and transactions with related parties is incorporated by reference from the discussion under the captions "Policies and Procedures with Respect to Transactions with Related Persons" and "Certain Relationships and Related Transactions" in our Proxy Statement related to the 2010 Annual Meeting of Stockholders. Information about director independence is incorporated by reference from the discussion under the caption "Independence of Directors" in our Proxy Statement related to the 2010 Annual Meeting of Stockholders.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information about the fees for professional services rendered by our independent auditors in 2009 and 2008 is incorporated by reference from the discussion under the caption "Principal Accountant Fees and Services" in our Proxy Statement related to the 2010 Annual Meeting of Stockholders. Our Audit Committee's policy on pre-approval of audit and permissible non-audit services of our independent auditors is incorporated by reference from the section captioned "Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors" in our Proxy Statement related to the 2010 Annual Meeting of Stockholders.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this report

Financial statements

- Reports of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets as of December 31, 2009 and 2008
- Consolidated Statements of Operations for the Years Ended December 31, 2009, 2008 and 2007
- Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss) for the Years Ended December 31, 2009, 2008 and 2007
- Consolidated Statements of Cash Flows for the Years Ended December 31, 2009, 2008 and 2007
- Notes to Consolidated Financial Statements

Financial statement schedules

- Financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or the notes thereto.

3. Exhibits

(a) Index to Exhibits

Pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"), the Company has filed certain agreements as exhibits to this Form 10-K. These agreements may contain representations and warranties by the parties thereto. These representations and warranties have been made solely for the benefit of the other party or parties to such agreements and (1) may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to such agreements if those statements prove to be inaccurate, (2) may have been qualified by disclosures that were made to such other party or parties and that either have been reflected in the Company's filings or are not required to be disclosed in those filings, (3) may apply materiality standards different from what may be viewed as material to investors and (4) were made only as of the date of such agreements or such other date(s) as may be specified in such agreements and are subject to more recent developments. Accordingly, these representations and warranties may not describe the Company's actual state of affairs at the date hereof or at any other time.

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Date	Number	
2.01	Agreement and Plan of Merger dated as of March 6, 2000, by and among the Registrant, Nickel Acquisition Corporation and Network Solutions, Inc.	8-K	3/8/00	2.1	
2.02	Agreement and Plan of Merger dated September 23, 2001, by and among the Registrant, Illinois Acquisition Corporation and Illuminet Holdings, Inc.	S-4	10/10/01	4.03	
2.03	Purchase Agreement dated as of October 14, 2003, as amended, among the Registrant and the parties indicated therein	8-K	12/10/03	2.1	
2.04	Sale and Purchase Agreement Regarding the Sale and Purchase of All Shares In Jamba! AG dated May 23, 2004 between the Registrant and certain other named individuals	10-K	3/16/05	2.04	

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Date	Number	
2.05	Asset Purchase Agreement dated October 10, 2005, as amended, among the Registrant, eBay, Inc. and the other parties thereto	8-K	11/23/05	2.1	
3.01	Fourth Amended and Restated Certificate of Incorporation of the Registrant	S-1	11/5/07	3.01	
3.02	Fifth Amended and Restated Bylaws of the Registrant	8-K	7/3/08	3.01	
4.01	Rights Agreement dated as of September 27, 2002, between the Registrant and Mellon Investor Services LLC, as Rights Agent, which includes as Exhibit A the Form of Certificate of Designations of Series A Junior Participating Preferred Stock, as Exhibit B the Summary of Stock Purchase Rights and as Exhibit C the Form of Rights Certificate	8-A	9/30/02	4.01	
4.02	Amendment to Rights Agreement dated as of February 11, 2003, between the Registrant and Mellon Investor Services LLC, as Rights Agent	8-A/A	3/19/03	4.02	
4.03	Indenture dated as of August 20, 2007 between the Registrant and U.S. Bank National Association	8-K/A	9/6/07	4.1	
4.04	Registration Rights Agreement dated as of August 20, 2007 between the Registrant and J.P. Morgan Securities, Inc.	8-K/A	9/6/07	4.2	
10.01	Form of Revised Indemnification Agreement entered into by the Registrant with each of its directors and executive officers	10-K	3/31/03	10.02	
10.02	Registrant's 1998 Equity Incentive Plan, as amended through February 8, 2005 +	10-K	3/16/05	10.04	
10.03	Form of 1998 Equity Incentive Plan Restricted Stock Purchase Agreement +	10-Q	11/14/03	10.1	
10.04	Form of 1998 Equity Incentive Plan Restricted Stock Unit Agreement +	10-K	3/16/05	10.06	
10.05	409A Options Election Form and related documentation +	8-K	1/4/07	99.01	
10.06	Registrant's 1998 Directors Stock Option Plan, as amended through May 22, 2003, and form of stock option agreement +	S-8	6/23/03	4.02	
10.07	Registrant's 1998 Employee Stock Purchase Plan, as amended through January 30, 2007 +	10-Q	7/16/07	10.01	
10.08	Registrant's 2001 Stock Incentive Plan, as amended through November 22, 2002 +	10-K	3/31/03	10.08	
10.09	Registrant's 2006 Equity Incentive Plan, as adopted May 26, 2006 +	10-Q	7/12/07	10.02	
10.10	Registrant's 2006 Equity Incentive Plan, form of Stock Option Agreement +	10-Q	7/12/07	10.03	
10.11	Registrant's 2006 Equity Incentive Plan, form of Directors Nonqualified Stock Option Grant +	10-Q	8/9/07	10.01	

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Date	Number	
10.12	Nonqualified Registrant's 2006 Equity Incentive Plan, amended form of Nonqualified Directors Stock Option Grant +	S-1	11/5/07	10.15	
10.13	Registrant's 2006 Equity Incentive Plan, form of Employee Restricted Stock Unit Agreement +	10-Q	7/12/07	10.04	
10.14	Registrant's 2006 Equity Incentive Plan, form of Non-Employee Director Restricted Stock Unit Agreement +	10-Q	7/12/07	10.05	
10.15	Registrant's 2006 Equity Incentive Plan, form of Performance-Based Restricted Stock Unit Agreement +	8-K	8/30/07	99.1	
10.16	Registrant's 2007 Employee Stock Purchase Plan, as adopted August 30, 2007 +	S-1	11/5/07	10.19	
10.17	Assignment Agreement, dated as of April 18, 1995 between the Registrant and RSA Data Security, Inc.	S-1	1/29/98	10.15	
10.18	BSAFE/TIPEM OEM Master License Agreement, dated as of April 18, 1995, between the Registrant and RSA Data Security, Inc., as amended	S-1	1/29/98	10.16	
10.19	Amendment Number Two to BSAFE/TIPEM OEM Master License Agreement dated as of December 31, 1998 between the Registrant and RSA Data Security, Inc.	S-1	1/5/99	10.31	
10.20	Non-Compete and Non-Solicitation Agreement, dated April 18, 1995, between the Registrant and RSA Security, Inc.	S-1	1/29/98	10.17	
10.21	Microsoft/VeriSign Certificate Technology Preferred Provider Agreement, effective as of May 1, 1997, between the Registrant and Microsoft Corporation*	S-1	1/29/98	10.18	
10.22	Master Development and License Agreement, dated as of September 30, 1997, between the Registrant and Security Dynamics Technologies, Inc.*	S-1	1/29/98	10.19	
10.23	Amendment Number One to Master Development and License Agreement dated as of December 31, 1998 between the Registrant and Security Dynamics Technologies, Inc.	S-1	1/5/99	10.30	
10.24	Employment Offer Letter between the Registrant and Richard H. Goshorn dated April 25, 2007 +	10-Q	8/9/07	10.02	
10.25	Employment Offer Letter between the Registrant and Kevin A. Werner dated September 20, 2007 +	S-1	11/5/07	10.37	
10.26	2006 .com Registry Agreement between VeriSign and ICANN, effective March 1, 2006	10-K	7/12/07	10.26	
10.27	Amendment No. Thirty (30) to Cooperative Agreement - Special Awards Conditions NCR-92-18742, between VeriSign and U.S. Department of Commerce managers	10-K	7/12/07	10.27	
10.28	Deed of Lease between TST Waterview I, L.L.C. and the Registrant, dated as of July 19, 2001	10-Q	11/14/01	10.01	

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Date	Number	
10.29	Confirmation of Accelerated Purchase of Equity Securities dated August 14, 2007 between the Registrant and J P Morgan Securities, Inc. †	S-1	11/5/07	10.44	
10.30	Credit Agreement dated as of June 7, 2006 among Registrant and certain of its subsidiaries, the Designated Borrowers named therein, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, the other lenders party thereto, Citibank, N.A., as Syndication Agent, JP Morgan Chase Bank, N.A., KeyBank National Association and U.S. Bank National Association, as Co-Documentation Agents, and Banc of America Securities LLC and Citigroup Global Markets, Inc., as joint lead arrangers and joint book running managers	8-K	6/7/06	10.1	
10.31	Amendment Agreement dated September 17, 2007 by and among Registrant, the several financial institutions thereto and Bank of America, N.A., as Administrative Agent, L/C Issuer and Swing Line Lender	8-K	9/21/07	99.1	
10.32	Subsidiary Guaranty dated June 7, 2006, made by the subsidiaries of Registrant named therein in favor of the Lenders party to the Credit Agreement, the L/C Issuer, the Swing Line Lender and Bank of America, N.A., as Administrative Agent	8-K	6/7/06	10.1	
10.33	Company Guaranty dated June 7, 2006, made by Registrant, in favor of the Lenders party to the Credit Agreement and Bank of America, N.A., as Administrative Agent	8-K	6/7/06	10.1	
10.34	Limited Liability Company Agreement by and among Fox US Mobile Holdings, Inc., News Corporation, VeriSign U.S. Holdings, Inc. and US Mobile Holdings, LLC, dated January 31, 2007*	10-Q	7/16/07	10.03	
10.35	Confirmation of Accelerated Repurchase of Common Stock dated February 8, 2008 between the Registrant and J.P. Morgan Securities, Inc., as agent to JPMorgan Chase Bank, National Association, London Branch. †	10-Q	5/12/08	10.01	
10.36	Lease between PR III Middlefield Road, LLC, Landlord, and VeriSign, Inc., Tenant, dated as of June 19, 2008.	10-Q	8/8/08	10.01	
10.37	Settlement Agreement and General Release by and between VeriSign, Inc. and William A. Roper, Jr., dated June 30, 2008. +	10-Q	8/8/08	10.02	
10.38	Release and Waiver of Age Discrimination Claims by William A. Roper, Jr., dated June 30, 2008 +	10-Q	8/8/08	10.03	
10.39	Executive Employment Agreement between VeriSign, Inc. and D. James Bidzos, dated as of August 20, 2008. +	10-Q	11/7/08	10.01	
10.40	VeriSign, Inc. 2006 Equity Incentive Plan Amended and Restated Employee Restricted Stock Unit Agreement between VeriSign, Inc. and D. James Bidzos. +	10-Q	11/7/08	10.02	

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Date	Number	
10.41	Assignment of Invention, Nondisclosure and Nonsolicitation Agreement between VeriSign, Inc. and D. James Bidzos, dated August 20, 2008.	10-Q	11/7/08	10.03	
10.42	Consulting Agreement between VeriSign, Inc. and Roger Moore, dated October 3, 2008.* +	10-Q	11/7/08	10.04	
10.43	Assignment of Invention, Nondisclosure and Nonsolicitation Agreement between VeriSign, Inc. and Roger Moore, dated October 1, 2008.	10-Q	11/7/08	10.05	
10.44	Purchase and Termination Agreement dated as of October 6, 2008, by and among Fox Entertainment Group, Inc., Fox US Mobile Holdings, Inc., US Mobile Holdings, LLC, Fox Dutch Mobile B.V., Jamba Netherlands Mobile Holdings GP B.V., Netherlands Mobile Holdings C.V., VeriSign, Inc., VeriSign US Holdings, Inc., VeriSign Netherlands Mobile Holdings B.V., and VeriSign Switzerland S.A.	10-Q	11/7/08	10.06	
10.45	VeriSign, Inc. 2006 Equity Incentive Plan, adopted May 26, 2006, as amended August 5, 2008 +	10-Q	11/7/08	10.07	
10.46	Form of VeriSign, Inc. 2006 Equity Incentive Plan Stock Option Agreement. +	10-Q	11/7/08	10.08	
10.47	Form of VeriSign, Inc. 2006 Equity Incentive Plan Employee Restricted Stock Unit Agreement. +	10-Q	11/7/08	10.09	
10.48	Form of VeriSign, Inc. 2006 Equity Incentive Plan Performance Based Restricted Stock Unit Agreement. +	10-Q	11/7/08	10.10	
10.49	Employment Offer Letter between the Registrant and Mark D. McLaughlin dated January 9, 2009. +	8-K	1/14/09	10.01	
10.50	Arrangement Agreement dated as of January 23, 2009 between VeriSign, Inc. and Certicom Corp.	10-K	3/3/09	10.59	
10.51	Asset Purchase Agreement between VeriSign, Inc. and Transaction Network Services, dated March 2, 2009	10-Q	5/8/09	10.03	
10.52	Amended and Restated Consulting Agreement between VeriSign, Inc. and Roger Moore dated March 26, 2009 *+	10-Q/A	8/06/09	10.01	
10.53	Letter Agreement dated May 1, 2009 to Asset Purchase Agreement between VeriSign, Inc. and Transaction Network Services, Inc., dated March 2, 2009.	10-Q	8/06/09	10.01	
10.54	Promotion Letter from VeriSign, Inc. to Brian G. Robins dated August 4, 2009. +	10-Q	11/06/09	10.01	
10.55	Promotion Letter from VeriSign, Inc. to Mark D. McLaughlin dated August 17, 2009. +	10-Q	11/06/09	10.02	
10.56	Form of Amended and Restated Change-in-Control and Retention Agreement for Executive Officers. +	10-Q	11/06/09	10.03	
10.57	Change-in-Control and Retention Agreement for Chief Executive Officer entered into as of August 17, 2009 by and between VeriSign, Inc. and Mark D. McLaughlin. +	10-Q	11/06/09	10.04	

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Date	Number	
10.58	Acquisition Agreement by and among VeriSign, Inc., a Delaware corporation, VeriSign S.À.R.L., VeriSign Do Brasil Serviços Para Internet Ltda, VeriSign Digital Services Technology (China) Co., Ltd., VeriSign Services India Private Limited, and Syniverse Holdings, Inc., a Delaware corporation dated as of August 24, 2009. †	10-Q	11/06/09	10.05	
10.59	Letter Amendment to the Acquisition Agreement by and among VeriSign, Inc., a Delaware corporation, VeriSign S.À.R.L., VeriSign Do Brasil Serviços Para Internet Ltda, VeriSign Digital Services Technology (China) Co., Ltd., VeriSign Services India Private Limited, and Syniverse Holdings, Inc., a Delaware corporation dated as of August 24, 2009, by and among each of the parties thereto, dated October 2, 2009.	10-Q	11/06/09	10.06	
10.60	Letter Amendment No. 2 to the Amendment to the Acquisition Agreement by and among VeriSign, Inc., a Delaware corporation, VeriSign S.À.R.L., VeriSign Do Brasil Serviços Para Internet Ltda, VeriSign Digital Services Technology (China) Co., Ltd., VeriSign Services India Private Limited, and Syniverse Holdings, Inc., a Delaware corporation dated as of August 24, 2009, by and among each of the parties thereto, Syniverse Technologies Services (India) Private Limited, dated October 23, 2009.	10-Q	11/06/09	10.07	
10.61	Employment Offer Letter between the Registrant and Christine C. Brennan dated December 22, 2009. +				X
21.01	Subsidiaries of the Registrant				X
23.01	Consent of Independent Registered Public Accounting Firm				X
24.01	Powers of Attorney (Included on Page 78 as part of the signature pages hereto)				X
25.01	Statement of Eligibility of Trustee on Form T-1 with respect to the Indenture dated as of August 20, 2007	S-1	11/5/07	25.01	
31.01	Certification of President and Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a)				X
31.02	Certification of Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a)				X
32.01	Certification of President and Chief Executive Officer pursuant to Exchange Act Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the U.S. Code (18 U.S.C. 1350)**				X
32.02	Certification of Chief Financial Officer pursuant to Exchange Act Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the U.S. Code (18 U.S.C. 1350)**				X

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Date	Number	
101.INS	XBRL Instance Document. ***				
101.SCH	XBRL Taxonomy Extension Schema. ***				
101.CAL	XBRL Taxonomy Extension Calculation Linkbase. ***				
101.DEF	XBRL Taxonomy Extension Definition Linkbase. ***				
101.LAB	XBRL Taxonomy Extension Label Linkbase. ***				
101.PRE	XBRL Taxonomy Extension Presentation Linkbase. ***				

† Certain portions of this exhibit have been omitted and have been filed separately with the SEC pursuant to a request for confidential treatment under Rule 24b-2 as promulgated under the Securities Exchange Act of 1934.

* Confidential treatment was received with respect to certain portions of this agreement. Such portions were omitted and filed separately with the Securities and Exchange Commission.

** As contemplated by SEC Release No. 33-8212, these exhibits are furnished with this Annual Report on Form 10-K and are not deemed filed with the Securities and Exchange Commission and are not incorporated by reference in any filing of VeriSign, Inc. under the Securities Act of 1933 or the Securities Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in such filings.

\+ Indicates a management contract or compensatory plan or arrangement.

*** Furnished herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on the 26th day of February 2010.

VERISIGN, INC.

By /s/ MARK D. MCLAUGHLIN
Mark D. McLaughlin
President and Chief Executive Officer
(Principal Executive Officer)

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Mark D. McLaughlin, Brian G. Robins, and Richard H. Goshorn, and each of them, his or her true lawful attorneys-in-fact and agents, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granted unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities indicated on the 26th day of February 2010.

Signature	Title
/s/ MARK D. MCLAUGHLIN Mark D. McLaughlin	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ BRIAN G. ROBINS Brian G. Robins	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ D. JAMES BIDZOS D. James Bidzos	Executive Chairman and Director
/s/ WILLIAM L. CHENEVICH William L. Chenevich	Director
/s/ KATHLEEN A. COTE Kathleen A. Cote	Director
/s/ ROGER H. MOORE Roger H. Moore	Director
/s/ JOHN D. ROACH John D. Roach	Director
/s/ LOUIS A. SIMPSON Louis A. Simpson	Director
/s/ TIMOTHY TOMLINSON Timothy Tomlinson	Director

FINANCIAL STATEMENTS

As required under Item 8—Financial Statements and Supplementary Data, the consolidated financial statements of VeriSign are provided in this separate section. The consolidated financial statements included in this section are as follows:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
VeriSign, Inc.:

We have audited VeriSign, Inc.'s (the Company) internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management's Report on Internal Control over Financial Reporting (Item 9A.b). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of VeriSign, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated by February 26, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Mountain View, California
February 26, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
VeriSign, Inc.:

We have audited the accompanying consolidated balance sheets of VeriSign, Inc. and subsidiaries (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company retrospectively changed its presentation of noncontrolling interests, and its method of accounting for its convertible debentures. In addition, as discussed in Note 1 to the consolidated financial statements, effective January 1, 2007, the Company changed its method of accounting for uncertain income tax positions.

We also have audited, in accordance with the Standards of the Public Company Accounting Oversight Board (United States), VeriSign, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control - Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated by February 26, 2010 expressed an unqualified opinion on the effectiveness of VeriSign, Inc.'s internal control over financial reporting.

/s/ KPMG LLP

Mountain View, California
February 26, 2010

VERISIGN, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31, 2009	December 31, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,477,166	$ 789,068
Accounts receivable, net of allowance for doubtful accounts of $490 at December 31, 2009 and $1,208 at December 31, 2008	63,133	83,749
Prepaid expenses and other current assets	167,716	268,178
Assets held for sale	1,043	483,840
Total current assets	1,709,058	1,624,835
Property and equipment, net	403,821	385,498
Goodwill	289,980	283,109
Other intangible assets, net	22,420	35,312
Other assets	44,865	38,118
Total long-term assets	761,086	742,037
Total assets	$ 2,470,144	$ 2,366,872
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 234,727	$ 263,535
Accrued restructuring costs	6,605	28,920
Deferred revenues	642,507	629,800
Other current liabilities	2,635	5,463
Liabilities related to assets held for sale	—	49,160
Total current liabilities	886,474	976,878
Long-term deferred revenues	245,734	215,281
Long-term accrued restructuring costs	3,204	3,037
Convertible debentures, including contingent interest derivative	574,378	568,712
Other long-term liabilities	161,690	84,543
Total long-term liabilities	985,006	871,573
Total liabilities	1,871,480	1,848,451
Commitments and contingencies		
Stockholders' equity:		
VeriSign, Inc. and subsidiaries stockholders' equity:		
Preferred stock—par value $.001 per share; Authorized shares: 5,000,000; Issued and outstanding shares: none	—	—
Common stock—par value $.001 per share; Authorized shares: 1,000,000,000; Issued and outstanding shares: 183,299,463 excluding 124,434,684 held in treasury, at December 31, 2009; and 191,547,795 excluding 112,717,587 held in treasury, at December 31, 2008	308	304
Additional paid-in capital	21,736,209	21,891,891
Accumulated deficit	(21,194,435)	(21,439,988)
Accumulated other comprehensive income	7,659	17,006
Total VeriSign, Inc. and subsidiaries stockholders' equity	549,741	469,213
Noncontrolling interest in subsidiary	48,923	49,208
Total stockholders' equity	598,664	518,421
Total liabilities and stockholders' equity	$ 2,470,144	$ 2,366,872

See accompanying Notes to Consolidated Financial Statements.

VERISIGN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended December 31,		
	2009	2008	2007
Revenues	$1,030,619	$ 964,748	$ 850,509
Costs and expenses			
Cost of revenues	245,896	231,406	240,119
Sales and marketing	177,029	172,206	242,127
Research and development	83,560	88,948	94,434
General and administrative	181,992	201,016	248,037
Restructuring, impairments and other charges, net	16,216	196,419	236,219
Amortization of other intangible assets	12,199	11,155	21,091
Total costs and expenses	716,892	901,150	1,082,027
Operating income (loss)	313,727	63,598	(231,518)
Other (loss) income, net	(32,437)	48,809	94,407
Income (loss) from continuing operations before income taxes and loss from unconsolidated entities	281,290	112,407	(137,111)
Income tax (expense) benefit	(80,105)	(39,197)	3,451
Loss from unconsolidated entities, net of tax	—	(3,868)	(2,018)
Income (loss) from continuing operations, net of tax	201,185	69,342	(135,678)
Income (loss) from discontinued operations, net of tax	48,054	(459,602)	(10,829)
Net income (loss)	249,239	(390,260)	(146,507)
Less: Net (income) loss attributable to noncontrolling interest in subsidiary	(3,686)	16,009	(3,840)
Net income (loss) attributable to VeriSign Inc. and subsidiaries common stockholders	$ 245,553	$(374,251)	$ (150,347)
Basic income (loss) per share attributable to VeriSign, Inc. and subsidiaries common stockholders from:			
Continuing operations	$ 1.03	$ 0.43	$ (0.59)
Discontinued operations	0.25	(2.33)	(0.04)
Net income (loss)	$ 1.28	$ (1.90)	$ (0.63)
Diluted income (loss) per share attributable to VeriSign, Inc. and subsidiaries common stockholders from:			
Continuing operations	$ 1.03	$ 0.43	$ (0.59)
Discontinued operations	0.25	(2.30)	(0.04)
Net income (loss)	$ 1.28	$ (1.87)	$ (0.63)
Shares used to compute net income (loss) per share attributable to VeriSign, Inc. and subsidiaries common stockholders:			
Basic	191,821	197,201	237,707
Diluted	192,575	200,602	237,707
Amounts attributable to VeriSign, Inc. and subsidiaries common stockholders:			
Income (loss) from continuing operations, net of tax	$ 197,499	$ 85,351	$ (139,518)
Income (loss) from discontinued operations, net of tax	48,054	(459,602)	(10,829)
Net income (loss) attributable to VeriSign, Inc. and subsidiaries common stockholders	$ 245,553	$(374,251)	$ (150,347)

See accompanying Notes to Consolidated Financial Statements.

VERISIGN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE (LOSS) INCOME

(In thousands)

	Total Stockholders' Equity	VeriSign, Inc. and subsidiaries' stockholders						Noncontrolling Interest In Subsidiary
		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total	
		Shares	Amount					
Balance at December 31, 2006	$ 2,355,420	243,844	$279	$23,311,230	$(20,950,937)	$ (5,152)	$2,355,420	$ —
Cumulative adjustment to beginning balance upon adoption of SFAS 160, codified into FASB ASC 810 (Note 1)	47,716	—	—	—	—	—	—	47,716
Cumulative adjustment upon adoption of FIN 48, codified into FASB ASC 740 (Note 1)	35,547	—	—	—	35,547	—	35,547	—
Adjusted balance at January 1, 2007	2,438,683	243,844	279	23,311,230	(20,915,390)	(5,152)	2,390,967	47,716
Comprehensive (loss) income:								
Net (loss) income	(146,507)	—	—	—	(150,347)	—	(150,347)	3,840
Other comprehensive income:		—	—	—	—	—	—	
Foreign currency translation adjustments	8,093	—	—	—	—	5,894	5,894	2,199
Change in unrealized gain on investments, net of tax	2,272	—	—	—	—	2,272	2,272	—
Total comprehensive (loss) income	(136,142)	—	—	—	—	—	(142,181)	6,039
Equity component related to the issuance of the Convertible Debenture (Note 1)	418,996	—	—	418,996	—	—	418,996	—
Issuance of common stock under stock plans	306,976	17,254	18	306,958	—	—	306,976	—
Stock-based compensation	92,015	—	—	91,750	—	—	91,750	265
Net excess income tax benefits associated with stock-based compensation and other	4,738	—	—	4,406	—	—	4,406	332
Repurchase of common stock	(1,156,491)	(38,249)	—	(1,156,491)	—	—	(1,156,491)	—
Sale of subsidiary shares to noncontrolling interest	286	—	—	144	—	9	153	133
Balance at December 31, 2007	1,969,061	222,849	297	22,976,993	(21,065,737)	3,023	1,914,576	54,485
Comprehensive loss:								
Net loss	(390,260)	—	—	—	(374,251)	—	(374,251)	(16,009)
Other comprehensive income (loss):								
Foreign currency translation adjustments	28,296	—	—	—	—	14,494	14,494	13,802
Change in unrealized loss on investments, net of tax	(511)	—	—	—	—	(511)	(511)	—
Total comprehensive loss	(362,475)	—	—	—	—	—	(360,268)	(2,207)
Issuance of common stock under stock plans	122,427	7,696	7	122,420	—	—	122,427	—
Stock-based compensation	92,503	—	—	92,603	—	—	92,603	(100)
Dividend declared to noncontrolling interest in subsidiary	(730)	—	—	—	—	—	—	(730)
Net excess income tax benefits associated with stock-based compensation and other	24,894	—	—	27,177	—	—	27,177	(2,283)
Repurchase of common stock	(1,327,378)	(38,997)	—	(1,327,378)	—	—	(1,327,378)	—
Sale of subsidiary shares to noncontrolling interest	119	—	—	76	—	—	76	43
Balance at December 31, 2008	518,421	191,548	304	21,891,891	(21,439,988)	17,006	469,213	49,208

VERISIGN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY—(Continued) AND COMPREHENSIVE (LOSS) INCOME

(In thousands)

	VeriSign, Inc. and subsidiaries' stockholders							
	Total Stockholders' Equity	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total	Noncontrolling Interest In Subsidiary
		Shares	Amount					
Comprehensive income:								
Net income	249,239	—	—	—	245,553	—	245,553	3,686
Other comprehensive (loss) income:								
Foreign currency translation adjustments	(11,726)	—	—	—	—	(9,639)	(9,639)	(2,087)
Change in unrealized gain on investments, net of tax	222	—	—	—	—	167	167	55
Total comprehensive income	237,735						236,081	1,654
Issuance of common stock under stock plans	36,204	3,468	4	36,200	—	—	36,204	—
Stock-based compensation	53,693	—	—	53,667	—	—	53,667	26
Dividend declared to noncontrolling interest in subsidiary	(807)	—	—	—	—	—	—	(807)
Net excess income tax benefits associated with stock-based compensation and other	15,452	—	—	15,452	—	—	15,452	—
Repurchase of common stock	(260,571)	(11,717)	—	(260,571)	—	—	(260,571)	—
Repurchase of subsidiary's common stock from noncontrolling interest	(1,463)	—	—	(430)	—	125	(305)	(1,158)
Balance at December 31, 2009	$ 598,664	183,299	$308	$21,736,209	$(21,194,435)	$ 7,659	$549,741	$48,923

See accompanying Notes to Consolidated Financial Statements.

VERISIGN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2009	2008	2007
Cash flows from operating activities:			
Net income (loss)	$ 249,239	$ (390,260)	$ (146,507)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
(Gain) loss on sale of discontinued operations, net of tax and estimated losses (reversals) on assets held for sale	(28,320)	349,957	(74,384)
Depreciation of property and equipment	74,067	102,915	114,539
Amortization of other intangible assets	12,199	25,663	116,064
Stock-based compensation	51,166	90,066	90,914
Impairment of goodwill	—	123,412	182,151
Loss on sale and impairment of other long-lived assets	12,481	92,182	80,671
Excess tax benefit associated with stock-based compensation	(25,880)	(41,547)	(12,607)
Other, net	(3,567)	5,274	11,775
Changes in operating assets and liabilities, excluding the effects of acquisitions and divestitures:			
Accounts receivable	25,798	54,048	(104,338)
Prepaid expenses and other assets	(47,418)	(10,384)	96,531
Accounts payable and accrued liabilities	56,671	(40,800)	(12,829)
Accrued restructuring costs	(22,126)	27,606	(404)
Deferred revenues	40,881	95,902	131,961
Net cash provided by operating activities	395,191	484,034	473,537
Cash flows from investing activities:			
Proceeds from maturities and sales of investments	129,479	99,635	206,707
Reclassification of cash equivalents to other current assets	—	(248,541)	—
Purchases of property and equipment	(116,876)	(120,990)	(154,540)
Proceeds from sale of property and equipment	6,064	48,843	—
Proceeds received from divestiture of businesses, net of cash contributed	469,380	274,295	171,802
Investments in unconsolidated entities	—	(15,679)	(17,150)
Cash received from trust, previously restricted	—	45,000	—
Other investing activities	(3,592)	(5,799)	2,190
Net cash provided by investing activities	484,455	76,764	209,009
Cash flows from financing activities:			
Proceeds from issuance of common stock from option exercises and employee stock purchase plans	36,204	122,427	306,976
Repurchases of common stock	(260,571)	(1,327,378)	(1,156,491)
Proceeds received from borrowings	3,205	200,000	—
Repayment of short-term debt	(1,134)	(200,000)	(199,000)
Proceeds from issuance of Convertible Debentures, net of issuance costs	—	—	1,223,691
Excess tax benefit associated with stock-based compensation	25,880	41,547	12,607
Other financing activities	(1,578)	(623)	888
Net cash (used in) provided by financing activities	(197,994)	(1,164,027)	188,671
Effect of exchange rate changes on cash and cash equivalents	6,446	15,575	3,721
Net increase (decrease) in cash and cash equivalents	688,098	(587,654)	874,938
Cash and cash equivalents at beginning of year	789,068	1,376,722	501,784
Cash and cash equivalents at end of year	$1,477,166	$ 789,068	$ 1,376,722
Supplemental cash flow disclosures:			
Cash paid for interest, net of capitalized interest	$ 39,256	$ 35,677	$ 1,453
Cash paid for income taxes, net of refunds received	$ 21,881	$ 14,712	$ 21,300
Receivable from purchasers of divested businesses	$ 15,780	$ 13,822	$ 15,000

See accompanying Notes to Consolidated Financial Statements.

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business

VeriSign, Inc. ("VeriSign" or the "Company") was incorporated in Delaware on April 12, 1995. VeriSign's mission is to bring trust to the Internet. The Company offers a comprehensive spectrum of products and services that enable confidence among Internet users, website owners and operators of digital networks.

The Company's business consists of two reportable segments: (1) Internet Infrastructure and Identity Services ("3IS") which consists of Naming Services and Authentication Services; and (2) Other Services, which consists of the continuing operations of the Content Portal Services ("CPS"), the remaining non-core business, and legacy products and services from divested businesses.

Naming Services is the authoritative directory provider of all *.com, .net, .cc, .tv, .name, .jobs* and *.edu* domain names. Authentication Services is comprised of Business Authentication Services and User Authentication Services. Business Authentication Services enable enterprises and Internet merchants to implement and operate secure networks and websites that utilize Secure Socket Layer ("SSL") protocol. Business Authentication Services provide customers the means to authenticate themselves to their end users and website visitors and to encrypt transactions and communications between client browsers and Web servers. User Authentication Services includes identity protection services, fraud detection services and managed public key infrastructure ("PKI") services. User Authentication Services are intended to help enterprises secure intranets, extranets and other applications and devices, and provide authentication credentials.

Basis of Presentation

The accompanying consolidated financial statements of VeriSign and its subsidiaries have been prepared in conformity with generally accepted accounting principles in the United States ("U.S."). All significant intercompany accounts and transactions have been eliminated.

The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

As of December 31, 2009, VeriSign owned approximately 53.7% of the outstanding shares of capital stock of its consolidated subsidiary, VeriSign Japan K.K. The noncontrolling interest's proportionate share of income is included in Net (income) loss attributable to noncontrolling interest in subsidiary, net of tax, in the Consolidated Statements of Operations. Changes in VeriSign's proportionate share of the net assets of VeriSign Japan K.K. resulting from sales of capital stock by the subsidiary are accounted for as equity transactions.

Reclassifications – Discontinued Operations

The Consolidated Statements of Operations have been reclassified for all periods presented to reflect the presentation of all divested and wound-down businesses as discontinued operations. Unless noted otherwise, discussions in the Notes to Consolidated Financial Statements pertain to continuing operations. Classification activity occurring in 2009 which have been applied retroactively, include the following:

In 2009, the Company disaggregated its Enterprise and Security Services ("ESS") disposal group held for sale, into the following three businesses: (i) Global Security Consulting ("GSC"), (ii) iDefense Security Intelligence Services ("iDefense") and (iii) Managed Security Services ("MSS"). The Company decided to retain its iDefense business and, accordingly, reclassified the assets and liabilities related to iDefense as held and used in 2009. The Company also reclassified the historical results of operations of iDefense from discontinued operations to continuing operations as part of its Naming Services business for all periods presented.

In 2009, the Company decided to wind down the operations of the CPS business after termination of active negotiations with a potential buyer. The Company expects the winding-down to be completed no later than the end of 2010. Accordingly, the Company reclassified the assets and liabilities related to CPS as held and used in 2009. The Company also reclassified the historical results of operations of CPS from discontinued operations to continuing operations for all periods presented.

In 2009, the Company completed the winding-down of its Pre-Pay billing and payment ("Pre-pay") Services business and reclassified its historical results of operations from continuing operations to discontinued operations for all periods presented.

Reclassifications – Adoption of New Accounting Standards

Effective January 1, 2009, the Company retroactively adopted Statement of Financial Accounting Standard ("SFAS") No. 160 ("SFAS 160"), "Noncontrolling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No. 51," codified into Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 810, Consolidation ("ASC 810"). The standard requires all entities to report noncontrolling interests in subsidiaries as equity in the consolidated financial statements, and requires that transactions between entities and noncontrolling interests be treated as equity. The Company reclassified the noncontrolling interest in its consolidated VeriSign Japan subsidiary of $47.7 million to Stockholders' equity as of December 31, 2006.

Effective January 1, 2009, the Company retroactively adopted FASB Staff Position Accounting Principles Board No. 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)", codified into FASB ASC Subtopic 470-20, Debt with Conversion and Other Options ("ASC 470-20"). The standard specifies that issuers of convertible debt instruments should separately account for the liability (debt) and equity (conversion option) components of such instruments in a manner that reflects the borrowing rate for a similar non-convertible debt. The Company's adoption of the standard affected its 3.25% junior subordinated convertible debentures due 2037 (the "Convertible Debentures").

Effective January 1, 2007, the Company adopted FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes", codified into ASC 740-10. Under ASC 740-10, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The cumulative effect of adopting ASC 740-10 was a decrease in income taxes payable of $9.3 million, an increase in long-term deferred tax assets of $26.2 million, and a decrease in the Accumulated deficit balance of $35.5 million as of January 1, 2007.

The following table presents the effects of the retroactive adjustments to the Company's Consolidated Balance Sheet as of December 31, 2008, upon the adoption of ASC 470-20 and ASC 810:

	As Reported (1)	Adjustments		As Adjusted
	(in thousands, except share and per share data)			
ASSETS				
Current assets:				
Cash and cash equivalents	$ 789,068	$ —		$ 789,068
Accounts receivable, net of allowance for doubtful accounts of $1,208 at December 31, 2008	83,749	—		83,749
Prepaid expenses and other current assets	268,178	—		268,178
Assets held for sale	483,840	—		483,840
Total current assets	1,624,835	—		1,624,835
Property and equipment, net	382,241	3,257	(2)	385,498
Goodwill	283,109	—		283,109
Other intangible assets, net	35,312	—		35,312
Other assets	247,735	(209,617)	(3)	38,118
Total long-term assets	948,397	(206,360)		742,037
Total assets	$ 2,573,232	$(206,360)		$ 2,366,872
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable and accrued liabilities	$ 263,535	$ —		$ 263,535
Accrued restructuring costs	28,920	—		28,920
Deferred revenues	629,800	—		629,800
Deferred tax liabilities	5,463	—		5,463
Liabilities related to assets held for sale	49,160	—		49,160
Total current liabilities	976,878	—		976,878
Long-term deferred revenues	215,281	—		215,281
Long-term accrued restructuring costs	3,037	—		3,037
Convertible debentures	1,261,655	(692,943)	(4)	568,712
Other long-term tax liabilities	16,378	68,165	(5)	84,543
Total long-term liabilities	1,496,351	(624,778)		871,573
Total liabilities	2,473,229	(624,778)		1,848,451
Commitments and contingencies				
Stockholders' equity:				
VeriSign stockholders' equity:				
Preferred stock—par value $.001 per share; Authorized shares: 5,000,000; Issued and outstanding shares: none	—	—		—
Common stock—par value $.001 per share; Authorized shares: 1,000,000,000; Issued and outstanding shares: 191,547,795 excluding 112,717,587 held in treasury, at December 31, 2008	304	—		304
Additional paid-in capital	21,472,895	418,996	(6)	21,891,891
Accumulated deficit	(21,439,410)	(578)		(21,439,988)
Accumulated other comprehensive income	17,006	—		17,006
Total VeriSign stockholders' equity	50,795	418,418		469,213
Noncontrolling interest in subsidiary	49,208	—		49,208
Total stockholders' equity	100,003	418,418		518,421
Total liabilities and stockholders' equity	$ 2,573,232	$(206,360)		$ 2,366,872

(1) As presented in the Company's 2008 Form 10-K, except Noncontrolling interest in subsidiary which has been retroactively presented as a separate component of Stockholders' equity.

(2) Property and equipment, net, as of December 31, 2008, increased by $3.3 million due to the retroactive capitalization of interest costs using the Company's non-convertible debt borrowing rate of 8.39% as of the date of issuance. Prior to the adoption of ASC 470-20, the Company capitalized its interest costs at the stated interest rate on the Convertible Debentures of 3.25%.

(3) Other assets as of December 31, 2008, decreased by $209.6 million due to a decrease to long-term deferred tax assets and a retroactive adjustment of debt issuance costs upon the adoption of ASC 470-20. Long-term deferred tax assets as of December 31, 2008, decreased by $195.7 million, and the Company reclassified $14.5 million of debt issuance costs from Other assets to Additional paid-in capital. The reclassification resulted in a cumulative decrease in amortization of debt issuance costs of $0.6 million as of December 31, 2008.

(4) Convertible debentures, including contingent interest derivative, as of December 31, 2008, decreased by $692.9 million due to the reclassification of the $700.7 million equity component of the convertible debt to Stockholders' equity offset by $7.8 million accretion of interest.

(5) Long-term deferred tax liabilities as of December 31, 2008, increased by $68.2 million upon adoption of ASC 470-20.

(6) Additional paid-in capital as of December 31, 2008 increased by $419.0 million. The Company determined that the equity component of the Convertible Debentures was $700.7 million. This amount was reclassified from Convertible debentures, including contingent interest derivative, to Additional paid-in capital. The Company reclassified the equity component related debt issuance costs of $14.5 million from Other assets to Additional paid-in capital. The Company recorded long-term deferred tax liabilities of $267.2 million with a corresponding impact to Additional paid-in capital.

The following table presents the effects of the retroactive adjustments to the Company's Consolidated Statements of Operations for the years ended December 31, 2008 and December 31, 2007:

	Year Ended December 31, 2008				
	As Previously Reported (1)	Adoption of New Accounting Standard (2)		Reclassification Adjustments (3)	As Adjusted
	(in thousands, except share and per share data)				
Revenues	$ 961,735	$ —		$ 3,013	$ 964,748
Costs and expenses					
Cost of revenues	227,351	24		4,031	231,406
Sales and marketing	167,184	1		5,021	172,206
Research and development	91,508	61		(2,621)	88,948
General and administrative	206,294	18		(5,296)	201,016
Restructuring, impairments and other charges, net	188,551	—		7,868	196,419
Amortization of other intangible assets	10,069	—		1,086	11,155
Total costs and expenses	890,957	104	(4)	10,089	901,150
Operating income	70,778	(104)		(7,076)	63,598
Other income, net	52,473	(3,350)	(5)	(314)	48,809
Income from continuing operations before income taxes and loss from unconsolidated entities	123,251	(3,454)		(7,390)	112,407
Income tax expense	(42,800)	4,025	(6)	(422)	(39,197)
Loss from unconsolidated entities, net of tax	(3,868)	—		—	(3,868)
Income from continuing operations, net of tax	76,583	571		(7,812)	69,342
Loss from discontinued operations, net of tax	(467,284)	(130)	(4)	7,812	(459,602)
Net loss	(390,701)	441		—	(390,260)
Less: Net loss attributable to noncontrolling interest in subsidiary	16,009	—		—	16,009
Net loss attributable to VeriSign Inc and subsidiaries common stockholders	$(374,692)	$ 441		$ —	$(374,251)
Basic income (loss) per share attributable to VeriSign, Inc. and subsidiaries common stockholders from:					
Continuing operations	$ 0.47	$ —		$ (0.04)	$ 0.43
Discontinued operations	(2.37)	—		0.04	(2.33)
Net loss	$ (1.90)	$ —		$ —	$ (1.90)
Diluted income (loss) per share attributable to VeriSign, Inc. and subsidiaries common stockholders from:					
Continuing operations	$ 0.46	$ —		$ (0.04)	$ 0.43
Discontinued operations	(2.33)	—		0.04	(2.30)
Net loss	$ (1.87)	$ —		$ —	$ (1.87)
Shares used to compute net loss per share attributable to VeriSign, Inc. and subsidiaries common stockholders:					
Basic	197,201	197,201		197,201	197,201
Diluted	200,602	200,602		200,602	200,602

	Year Ended December 31, 2007					
	As Previously Reported (1)	Adoption of New Accounting Standard (2)		Reclassification Adjustments (3)	As Adjusted
	(in thousands, except share and per share data)				
Revenues	$ 847,457	$ —		$ 3,052	$ 850,509
Costs and expenses					
Cost of revenues	240,962	—		(843)	240,119
Sales and marketing	236,729	—		5,398	242,127
Research and development	100,213	—		(5,779)	94,434
General and administrative	263,862	1		(15,826)	248,037
Restructuring, impairments and other charges, net	234,977	—		1,242	236,219
Amortization of other intangible assets	16,506	—		4,585	21,091
Total costs and expenses	1,093,249	1	(4)	(11,223)	1,082,027
Operating loss	(245,792)	(1)		14,275	(231,518)
Other income, net	94,618	(293)	(5)	82	94,407
Loss from continuing operations before income taxes and loss from unconsolidated entities	(151,174)	(294)		14,357	(137,111)
Income tax benefit	9,296	(725)	(6)	(5,120)	3,451
Loss from unconsolidated entities, net of tax	(2,018)			—	(2,018)
Loss from continuing operations, net of tax	(143,896)	(1,019)		9,237	(135,678)
Loss from discontinued operations, net of tax	(1,592)	—		(9,237)	(10,829)
Net loss	(145,488)	(1,019)		—	(146,507)
Less: Net income attributable to noncontrolling interest in subsidiary	(3,840)	—		—	(3,840)
Net loss attributable to VeriSign inc and subsidiaries and common stockholders	$ (149,328)	$ (1,019)		$ —	$ (150,347)
Basic loss per share attributable to VeriSign, Inc. and subsidiaries common stockholders from:					
Continuing operations	$ (0.62)	$ —		$ 0.04	$ (0.59)
Discontinued operations	(0.01)	—		(0.04)	(0.04)
Net loss	$ (0.63)	$ —		$ —	$ (0.63)
Diluted loss per share attributable to VeriSign, Inc. and subsidiaries common stockholders from:					
Continuing operations	$ (0.62)	$ —		$ 0.04	$ (0.59)
Discontinued operations	(0.01)	—		(0.04)	(0.04)
Net loss	$ (0.63)	$ —		$ —	$ (0.63)
Shares used to compute net loss per share attributable to VeriSign, Inc. and subsidiaries common stockholders:					
Basic	237,707	237,707		237,707	237,707
Diluted	237,707	237,707		237,707	237,707

(1) As presented in or derived from the Company's 2008 Form 10-K, except per share amounts and Net loss attributable to noncontrolling interest in subsidiary. Per share amounts have been adjusted to present the net loss per share attributable to VeriSign common stockholders. Net income attributable to noncontrolling interest in subsidiary has been presented to derive the net loss attributable to VeriSign common stockholders.
(2) Adjustment upon adoption of ASC 470-20.
(3) Adjustments resulting from reclassification of the results of operations of the Company's iDefense business and CPS business from discontinued operations to continuing operations; and reclassification of the results of operations of the Company's Pre-pay Services business from continuing operations to discontinued operations.
(4) Total Costs and expenses and Loss from discontinued operations, net of tax, increased due to additional depreciation expense recorded retroactively as a result of an increase in capitalized interest costs upon adoption of ASC 470-20.
(5) Other income, net, decreased primarily due to additional interest expense recorded retroactively upon adoption of ASC 470-20.
(6) Income tax expense decreased and income tax benefit decreased for the years ended December 31, 2008 and 2007, primarily due to a decrease in income from continuing operations before taxes as a result of the retroactive adjustments.

Significant Accounting Policies

Cash and Cash Equivalents

VeriSign considers all highly-liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash and cash equivalents include certain money market funds, commercial paper and various deposit accounts. All marketable investments are classified as available-for-sale and are carried at fair value. Unrealized gains and losses, net of taxes, are reported as a component of Accumulated other comprehensive income. VeriSign maintains its cash and cash equivalents with financial institutions that have investment grade ratings and, as part of its cash management process, performs periodic evaluations of the relative credit standing of these financial institutions. In 2008, because of liquidity concerns, the Company reclassified its money-market investments in The Reserve Primary Fund (the "Primary Fund") and The Reserve International Liquidity Fund, Ltd (the "International Fund") from Cash and cash equivalents to Prepaid expenses and other current assets in its consolidated balance sheet.

Investments in Unconsolidated Entities

VeriSign accounted for its former investment in Jamba joint ventures as an equity method investment, based on its ability to exert significant influence, but not control, over the joint ventures prior to its sale in October 2008. VeriSign has recorded its investments at the amount of capital contributed plus its percentage interest in the Jamba joint ventures' earnings or loss.

Trade Accounts Receivable and Allowances for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and generally do not include finance charges. VeriSign maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Concentration of credit risk with respect to accounts receivable is limited by the diversity of the customer base and geographic dispersion. VeriSign also performs ongoing credit evaluation of its customers and generally requires no collateral. VeriSign maintains an allowance for potential credit losses on its accounts receivable. VeriSign regularly reviews the adequacy of its accounts receivable allowance after considering the significance of the accounts receivable balance, each customer's expected ability to pay and its collection history with each customer. In determining its reserves, VeriSign analyzes historical collection experience and current economic trends.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets with generally 35 to 40 years for buildings, 10 years for building improvements and three to five years for computer equipment, purchased software, office equipment, and furniture and fixtures. Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful lives of the assets or associated lease terms.

Capitalized Software

Development costs incurred in the research and development of new software products to be sold and marketed, and enhancements to existing software products are expensed as incurred until technological feasibility in the form of a working model has been established. VeriSign's software has been available for general release concurrent with the establishment of technological feasibility, and accordingly no such costs have been capitalized.

Software included in property and equipment includes amounts paid for purchased software and development costs for software used internally that has been capitalized. The following table summarizes the capitalized costs related to third-party implementation and consulting services as well as costs related to internally developed software:

	Year Ended December 31,	
	2009	2008
	(In thousands)	
Internally used third-party software and consulting fees	$ 4,123	$ 4,982
Internally developed software	28,895	31,961

Goodwill and Other Long-lived Assets

Goodwill represents the excess of costs over fair value of net assets of businesses acquired. Goodwill and other intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually during the second quarter. Such goodwill and other intangible assets may also be tested for impairment between annual tests in the presence of impairment indicators such as, but not limited to: (a) a significant adverse change in legal factors or in the business climate; (b) an adverse action or assessment by a regulator; (c) unanticipated competition; (d) loss of key personnel; (e) a more-likely-than-not expectation of sale or disposal of a reporting unit or a significant portion thereof; (f) testing for recoverability of a significant asset group within a reporting unit; or (g) recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

VeriSign performs its annual goodwill impairment analysis at its reporting unit level, which is one level below its operating segment level during the second quarter of each year. The fair value of VeriSign's reporting units is determined using either the income or the market valuation approach or a combination thereof. Under the income approach, the fair value of the reporting unit is based on the present value of estimated future cash flows that the reporting unit is expected to generate over its remaining life. Under the market approach, the value of the reporting unit is based on an analysis that compares the value of the reporting unit to values of publicly traded companies in similar lines of business. In the application of the income and market valuation approaches, VeriSign is required to make estimates of future operating trends and judgments on discount rates and other variables. Actual future results related to assumed variables could differ from these estimates.

Long-lived assets, such as property, plant, and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such events or circumstances include, but are not limited to, a significant decrease in the fair value of the underlying business, a significant decrease in the benefits realized from an acquired business, difficulties or delays in integrating the business or a significant change in the operations of an acquired business. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset, or asset group, to estimated undiscounted future cash flows expected to be generated by the asset, or asset group. An impairment charge is recognized by the amount by which the carrying amount of the asset exceeds its fair value.

VeriSign amortizes intangible assets with estimable useful lives on a straight-line basis over their useful lives.

Restructuring Charges

VeriSign records restructuring charges related to workforce reduction pursuant to a severance plan using a standard formula of benefits based upon tenure with the Company. The accounting for such restructuring charges is dependent upon determination of the following criteria: (i) the Company's obligation relating to employees' rights to receive compensation for future absences is attributable to employees' services already rendered; (ii) the obligation relates to rights that vest or accumulate; (iii) payment of the compensation is probable; and (iv) the amount can be reasonably estimated.

VeriSign records restructuring charges related to excess facilities and other one-time severance costs at fair value only when the liability is incurred. Excess facilities restructuring charges take into account the fair value of lease obligations of the abandoned space, including the potential for sublease income. Estimating the amount of sublease income requires management to make estimates for the space that will be rented, the rate per square foot that might be received and the vacancy period of each property.

Foreign Currency Translation

VeriSign conducts business throughout the world and transacts in multiple currencies. The functional currency for most of VeriSign's international subsidiaries is the U.S. Dollar. The Company's subsidiaries' financial statements are remeasured into U.S. Dollars using a combination of current and historical exchange rates and any remeasurement gains and losses are included in operating results.

The financial statements of the Company's subsidiaries for which the local currency is the functional currency are translated into U.S. Dollars using the current rate for assets and liabilities and a weighted-average rate for the period for revenues and expenses. This translation results in a cumulative translation adjustment that is included in accumulated other comprehensive income or loss, a separate component of stockholders' equity.

VeriSign maintains a foreign currency risk management program designed to mitigate foreign exchange risks associated with the monetary assets and liabilities of its operations that are denominated in non-functional currencies. The primary objective of this program is to minimize the gains and losses resulting from fluctuations in exchange rates. The Company does not enter into foreign currency transactions for trading or speculative purposes, nor does it hedge foreign currency exposures in a manner that entirely offsets the effects of changes in exchange rates. The program may entail the use of forward or option contracts, and in each case, these contracts are limited to a duration of less than 12 months.

At December 31, 2009, VeriSign held forward contracts in notional amounts totaling $79.2 million to mitigate the impact of exchange rate fluctuations associated with certain assets and liabilities held in foreign currencies. All forward contracts are recorded at fair market value. The Company attempts to limit its exposure to credit risk by executing foreign exchange contracts with financial institutions that have investment grade ratings. The Company records changes in fair value of the foreign currency forward contracts to Other (loss) income, net, within the Consolidated Statements of Operations.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income includes foreign currency translation adjustments and unrealized gains and losses on marketable securities classified as available-for-sale. The following table summarizes the changes in the components of accumulated other comprehensive income attributable to VeriSign Inc. and subsidiaries common stockholders for 2009 and 2008:

	Foreign Currency Translation Adjustments Gain (Loss), net of tax	Unrealized Gain (Loss) On Investment, net of tax	Total Accumulated Other Comprehensive Income
		(In thousands)	
Balance, December 31, 2007	$ 2,734	$ 289	$ 3,023
Changes	14,494	(511)	13,983
Balance, December 31, 2008	17,228	(222)	17,006
Changes	(9,514)	167	(9,347)
Balance, December 31, 2009	$ 7,714	$ (55)	$ 7,659

Revenue Recognition

VeriSign recognizes revenues once persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable. VeriSign defines each of these four criteria as follows:

- *Persuasive evidence of an arrangement exists:* It is the Company's customary practice to have a written contract, signed by both the customer and VeriSign or a purchase order from those customers who have previously negotiated a standard license arrangement with VeriSign.
- *Delivery has occurred or services have been rendered:* Delivery of the Company's products is deemed to have occurred upon activation of services. The Company's services are delivered from activation of service through the term of the arrangement.
- *The fee is fixed or determinable:* Arrangements with payment terms extending beyond customary payment terms are considered not to be fixed or determinable, and revenues from such arrangements are recognized as payments become due and payable or upon collection.
- *Collectibility is reasonably assured:* Collectibility is assessed on a customer-by-customer basis. VeriSign typically sells to customers for whom there is a history of successful collection. New customers are subjected to a credit review process that evaluates the customer's financial position and, ultimately, their ability to pay. If VeriSign determines from the outset of an arrangement that collectibility is not probable based upon its credit review process, revenues are recognized as cash is collected.

Revenues from arrangements with multiple elements are allocated based on the fair value of the elements. For these arrangements, the Company evaluates all deliverables in each arrangement to determine whether they represent separate units of accounting. Fair value is determined based on reliable evidence of the fair value of each deliverable. Revenues are recognized in accordance with generally accepted accounting policies for the separate elements when the services have value on a stand-alone basis and fair value of the separate elements exists.

Naming Services

VeriSign's revenues primarily include registry services for the *.com* and *.net* generic top-level domains and certain country code top-level domains, and managed domain name services. Domain name registration revenues consist primarily of registration fees charged to registrars for domain name registration services. Revenues from the initial registration or renewal of domain name registration services are deferred and recognized ratably over the registration term, generally one to two years and up to ten years. Fees for renewals and advance extensions to the existing term are deferred until the new incremental period commences. These fees are then recognized ratably over the new registration term. Revenues from VeriSign Internet Defense Services are not significant.

Business Authentication Services

Revenues from Business Authentication Services include the sale or renewal of digital certificates. These revenues are deferred and recognized ratably over the life of the digital certificate, which is generally 12 to 36 months. Post-contract customer support ("PCS") when sold is bundled with the digital certificates and recognized as a combined unit of accounting over the certificate term.

User Authentication Services

Revenues from the sale of User Authentication Services primarily consist of a set-up fee, annual managed service and per seat license fee. Revenues from the fees are deferred and recognized ratably over the term of the license, generally 12 to 36 months. PCS, when sold, is bundled with the User Authentication Services and recognized as a combined unit of accounting over the license term.

Revenues Classified in Discontinued Operations

Revenues derived from the Company's disposal groups classified as discontinued operations have been recognized upon delivery of services performed.

Advertising Expense

Advertising costs are expensed as incurred and are included in Sales and marketing in the accompanying Consolidated Statements of Operations. Advertising expense was $33.2 million, $27.3 million and $30.5 million in 2009, 2008 and 2007, respectively.

Income Taxes

VeriSign uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. VeriSign records a valuation allowance to reduce deferred tax assets to an amount whose realization is more likely than not.

VeriSign's operations globally involve dealing with uncertainties and judgments in the application of complex tax regulations in multiple jurisdictions. The final taxes payable are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from U.S. federal, state, and international tax audits. The Company may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from its current estimate of the tax liabilities.

The Company's assumptions, judgments and estimates relative to the value of a deferred tax asset take into account predictions of the amount and character of future taxable income, such as income from operations or capital gains income. Actual operating results and the underlying amount and character of income in future years could render the Company's current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate. Any of the assumptions, judgments and estimates mentioned above could cause the Company's actual income tax obligations to differ from its estimates, thus materially impacting its financial position and results of operations.

Stock-Based Compensation

VeriSign currently uses the Black-Scholes option pricing model to determine the fair value of stock options and employee stock purchase plan awards. The determination of the fair value of stock-based payment awards using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of complex and subjective variables. In addition, the Company uses the Monte-Carlo simulation option-pricing model to determine the fair value of market-based awards. The Monte-Carlo simulation option-pricing model takes into account the same input assumptions as the Black-Scholes model; however, it also further incorporates into the fair-value determination, the possibility that the market condition may not be satisfied. Compensation costs related to awards with a market-based condition are recognized regardless of whether the market condition is satisfied, provided that the requisite service has been provided. Stock-based compensation expense is recognized on a straight-line basis over the requisite service period for each such award.

VeriSign recognizes a benefit from stock-based compensation in additional paid-in-capital if an incremental tax benefit is realized as a reduction in income taxes payable after all other tax attributes currently available to it have been utilized. Additionally, VeriSign accounts for the indirect benefits of stock-based compensation on the research tax credit through the Consolidated Statements of Operations as part of continuing operations rather than through paid-in-capital.

Discontinued Operations

Assets classified as held for sale are recorded at the lower of their carrying amount or fair value less costs to sell and are not depreciated or amortized. Classification of the Company's disposal groups as held for sale occurs when sufficient authority to sell the disposal group has been obtained, the disposal group is available for immediate sale, an active program to sell the disposal group has been initiated, the disposal group is actively marketed, its sale is probable within one year, and changes to the plan of sale are unlikely. If at any time these criteria are no longer met, the disposal group would be reclassified as held and used. The Company evaluates the held for sale classifications during each reporting period.

The results of operations of disposal groups held for sale or disposed of are presented as discontinued operations when the underlying operations and cash flows of the disposal group will be, or have been, eliminated from the Company's continuing operations and the Company will no longer have any significant continuing involvement in the operations of the disposal group after the disposal transaction. This assessment is made at the time the disposal group is classified as held for sale and for a one-year period after the sale of the disposal group.

Recent Accounting Pronouncements

In October 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-13—*Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force* ("ASU 2009-13"). ASU 2009-13 addresses how to measure and allocate arrangement consideration to one or more units of accounting within a multiple-deliverable arrangement. ASU 2009-13 modifies the requirements for determining whether a deliverable can be treated as a separate unit of accounting by removing the criteria that objective evidence of fair value exist for the undelivered elements. ASU 2009-13 is effective for the Company prospectively for revenue arrangements entered into or materially modified beginning January 1, 2011. Early adoption is permitted. The Company is in the process of evaluating the impact adoption will have on its financial condition and results of operations.

In October 2009, the FASB issued ASU No. 2009-14—*Software (Topic 985): Certain Revenue Arrangements That Include Software Elements—a consensus of the FASB Emerging Issues Task Force* ("ASU 2009-14"). ASU 2009-14 modifies the scope of the software revenue recognition guidance to exclude arrangements that contain tangible products for which the software element is "essential" to the functionality of the tangible products. ASU 2009-14 is effective for the Company prospectively for revenue arrangements entered into or materially modified beginning January 1, 2011. Early adoption is permitted. The Company is in the process of evaluating the impact adoption will have on its financial condition and results of operations.

Note 2. Joint Ventures

On January 31, 2007, VeriSign entered into two joint venture agreements ("Jamba joint ventures") with Fox Entertainment ("Fox"), a subsidiary of News Corporation, to provide mobile entertainment to consumers on a global basis. Fox paid VeriSign cash consideration of $192.4 million for the divestiture of 51% of its ownership interest in its former wholly-owned subsidiary, Jamba! GmbH ("Jamba"), and VeriSign paid Fox $4.9 million in cash for its contribution of Fox Mobile Entertainment assets. In 2007, the Company recorded a gain of $68.2 million in Other income, net, upon the divestiture of its majority ownership interest in Jamba and recorded its interests in the Jamba joint ventures as investments in unconsolidated entities in accordance with the equity method. In 2007, the Company provided a working capital loan of $15.0 million under a promissory note to the Jamba joint ventures. The Company invested additional amounts of $15.7 million and $17.2 million in 2008 and 2007, respectively, pursuant to capital calls approved by the board of managers of the Jamba joint ventures, and recorded the amount as investments in unconsolidated entities. The purpose of the capital calls was to fund the ongoing business and working capital needs of the Jamba joint ventures.

On October 6, 2008, the Company sold its remaining 49% ownership interest in the Jamba joint ventures to subsidiaries of News Corporation for cash consideration of $199.4 million. In 2008, the Company recorded a gain on sale of $77.9 million in Other income, net. Pursuant to the sale agreement, all outstanding debts and accrued but unpaid interest owed among the Company and the Jamba joint ventures have been repaid, and the parties agreed to the settlement and discharge of all other amounts owed among them as of the date of the agreement.

Note 3. Business Combinations

On October 1, 2008, VeriSign completed its acquisition of Global Name Registry, Limited ("GNR"), a United Kingdom based company that manages and operates the registry for the *.name* top level domain. VeriSign paid approximately $11.7 million in cash (net of cash acquired of $1.1 million) for the acquisition, which included approximately $0.6 million to cover certain transaction costs. VeriSign recorded goodwill of $1.2 million, other indefinite-lived intangible asset (*.name* gTLD) of $11.7 million, and assumed net liabilities of $1.2 million. GNR is included as part of the Company's 3IS segment. VeriSign had a pre-existing relationship with GNR, pursuant to a registry services agreement, whereby VeriSign provided certain registry services to GNR. The effective settlement of the pre-existing relationship, as a result of the acquisition, did not result in any gain or loss in the Consolidated Statements of Operations.

During the third quarter of 2009, due to a strategic change in the planned use of the indefinite-lived *.name* gTLD intangible asset, the Company performed an impairment assessment and concluded that the fair value of the intangible asset was reduced to below its carrying value. The estimated fair value of the *.name* gTLD intangible asset was determined to be $2.0 million, and as a result the Company recorded an impairment charge of $9.7 million in 2009. The Company also concurrently determined that the intangible asset has a finite life for which amortization costs will be recorded over its estimated useful life on a straight-line basis.

Note 4. Assets Held for Sale and Discontinued Operations

In 2007, VeriSign announced a change to its business strategy to allow management to focus its attention on its core competencies and to make additional resources available to invest in its core businesses. The strategy called for the divestiture or winding-down of its non-core businesses. As of December 31, 2009, the divestiture strategy is substantially complete.

The table below represents the carrying amounts of major classes of assets and liabilities related to assets held for sale as of December 31, 2009 and 2008:

	As of December 31,	
	2009	2008
	(In thousands)	
Assets:		
Accounts receivable	$ —	$ 58,588
Other current assets	—	63,516
Goodwill	1,043	237,177
Other long-lived assets	—	124,559
Total assets held for sale	$1,043	$483,840
Liabilities:		
Accounts payable and accrued liabilities	$ —	$ 35,853
Deferred revenues	—	13,307
Total liabilities related to assets held for sale	$ —	$ 49,160

Assets held for sale at December 31, 2009, include the Indian operations of the Messaging and Mobile Media ("MMM") Services business retained upon the sale of the MMM Services business on October 23, 2009, until certain regulatory matters were finalized in India. The Company completed the sale of the Indian operations of the MMM business in January 2010.

Assets held for sale at December 31, 2008, include the businesses disclosed below as completed divestitures in 2009 and the CPS business subsequently classified as held and used in 2009.

The historical results of operations of the divested businesses have been reclassified as discontinued operations for all periods presented unless otherwise noted.

In 2009, the Company decided to wind down the operations of its CPS business after termination of active negotiations with a potential buyer. The Company expects the winding-down to be completed no later than the end of 2010. Accordingly, the Company reclassified the assets and liabilities related to the CPS business as held and used in 2009. The Company also reclassified the historical results of operations of the CPS business from discontinued operations to continuing operations as part of the Other Services segment for all periods presented.

In 2009, the Company disaggregated its ESS disposal group held for sale into the following three businesses: (i) GSC, (ii) iDefense and (iii) MSS. The Company decided to retain its iDefense business and, accordingly, reclassified the assets and liabilities related to iDefense as held and used in 2009. The Company also reclassified the historical results of operations of iDefense from discontinued operations to continuing operations as part of Naming Services in the 3IS segment for all periods presented.

Completed Divestitures and Winding-down during 2009

On November 9, 2009, the Company sold its Mobile Delivery Gateway Services business which offered solutions to manage the complex operator interfaces, relationships, distribution, reporting and customer service for the delivery of premium mobile content to customers for net cash consideration of $21.6 million. In 2009, the Company recorded a loss on sale of $26.1 million. The divestiture transaction is subject to a final adjustment to reflect the agreed-upon working capital as of the closing date.

In October 2009, the Company completed the winding-down of its Pre-pay Services business which licensed and managed solutions for prepay billing customers to deliver rating and billing services.

On October 23, 2009, the Company sold its MMM Services business which consisted of the InterCarrier Messaging, PictureMail, Premium Messaging Gateway, and Mobile Enterprise Service offerings for net cash consideration of $174.4 million. In 2009, the Company recorded a gain on sale of $50.4 million. The divestiture transaction is subject to a final adjustment to reflect final agreed-upon working capital balances as of the closing date.

On October 1, 2009, the Company sold its GSC business which helped companies understand corporate security requirements, comply with all applicable regulations, identify security vulnerabilities, reduce risk, and meet the security compliance requirements applicable to the particular business and industry for net cash consideration of $4.9 million. In 2009, the Company recorded a gain on sale of $1.6 million.

On July 6, 2009, the Company sold its MSS business which enabled enterprises to effectively monitor and manage their network security infrastructure 24 hours per day, every day of the year, while reducing the associated time, expense, and personnel commitments by relying on the MSS business' security platform and experienced security staff for net cash consideration of $42.9 million. In 2009, the Company recorded a gain on sale of $7.5 million.

On May 5, 2009, the Company sold its Real-Time Publisher Services business which allowed organizations to obtain access to and organize large amounts of constantly updated content, and distribute it, in real time, to enterprises, Web-portal developers, application developers and consumers for cash consideration of $3.6 million. In 2009, the Company recorded a gain on sale of $2.1 million.

On May 1, 2009, the Company sold its Communications Services business which provided Billing and Commerce Services, Connectivity and Interoperability Services, and Intelligent Database Services for cash consideration of $230.0 million. In 2009, the Company recorded a loss on sale of $2.3 million.

On April 10, 2009, the Company sold its International Clearing business which enabled financial settlement and call data settlement for wireless and wireline carriers. In 2009, the Company recorded a gain on sale of $6.2 million, primarily representing cumulative translation adjustments associated with the business in 2009.

Completed Divestitures in 2008

On December 31, 2008, the Company sold its EMEA Mobile Media business, which offered mobile application services that included interactive messaging applications, content portal services, and messaging gateway services for net cash consideration of $7.8 million, including $2.8 million in receivables that were determined to be uncollectible during 2009. In 2008, the Company recorded a loss on sale of $13.4 million during 2008.

On December 31, 2008, the Company sold its Post-pay business, which enabled advanced billing and customer care services to wireless telecommunications carriers, for net cash consideration of $28.3 million. In 2008, the Company recorded a loss on sale of $2.3 million. The cash consideration includes $2.5 million that was placed in an escrow account to cover any contingent claims made by the buyer against the Company through December 31, 2009. There were no contingent claims made by the buyer and the escrow amount of $2.5 million was released in January 2010.

On October 31, 2008, the Company sold its Communications Consulting business, which offered a full range of strategy and technology consulting, business planning, sourcing, and implementation services to help telecommunications operators and equipment manufacturers drive profitable new business and technology strategies, in a management buyout transaction for net cash consideration of $0.7 million. In 2008, the Company recorded a loss on the sale of $37.9 million.

On April 30, 2008, the Company sold its Digital Brand Management Services business, which offered a range of corporate domain name and brand protection services that help enterprises, legal professionals, information technology professionals and brand marketers monitor, protect and build digital brand equity, for net cash consideration of $50.4 million. In 2008, the Company recorded a gain on sale of $32.6 million. The net cash consideration includes $5.0 million that was placed in an escrow account to cover any contingent claims made by the buyer against VeriSign through April 30, 2009. There were no contingent claims made by the buyer and the escrow amount of $5.0 million was released during the second quarter of 2009.

On April 30, 2008, the Company sold its Content Delivery Network ("CDN") business, which offered broadband content services that enable the delivery of high-quality video and other rich media securely and efficiently at a very large scale, for net cash consideration of $1.0 million. In 2008, the Company recorded a gain on sale of $2.7 million. The Company has retained an equity ownership in the CDN business and has accounted for its investment in the CDN business as an equity method investment with a carrying value of zero. As a result of the Company's continuing involvement in the CDN business, the historical results of operations of the CDN business have not been classified as discontinued operations. The historical results of operations of CDN are included in the Company's Other Services segment.

On March 31, 2008, the Company sold its Self-Care and Analytics business, which provided on-line analysis applications for mobile communications customers and on-line customer self-service with a single view of billing across multiple systems, for net cash consideration of $14.2 million. In 2008, the Company recorded a loss on sale of $0.8 million.

Completed Divestitures in 2007

On December 31, 2007, the Company sold its Retail Data Solutions ("RDS") business, which offered point-of-sale data information for retail, pharmaceutical and consumer goods customers, for $10.2 million in considerations. The sale price included $6.4 million in cash and $3.8 million in preferred stock of the acquiring company. The Company recorded the preferred stock as a long-term investment and has accounted for its investment in the RDS business on a cost method basis. In 2007, the Company recorded a net gain on sale of $3.0 million. The historical results of operations of the RDS business have not been classified as discontinued operations because they were not significant. The historical results of operations of RDS are included in the Company's Other Services segment.

Sale of other businesses

In addition to the divestiture of the non-core businesses as part of the divestiture strategy, the Company also sold the following businesses:

In 2007, the Company sold 51% of its ownership interest in its wholly-owned Jamba subsidiary to Fox, a subsidiary of News Corporation for net cash consideration of $192.4 million, and simultaneously entered into Jamba joint ventures with Fox and recorded a gain of $68.2 million. In 2008, the Company sold the remaining 49% ownership interest in the Jamba joint ventures to Fox for net cash consideration of $199.4 million and recorded a gain of $77.9 million. The historical results of operations of the Jamba subsidiary and the Jamba joint ventures are classified as continuing operations for all periods presented.

On September 1, 2007, the Company sold its wholly-owned Jamba Service GmbH subsidiary ("Jamba Service"), which marketed insurance and extended service warranties to consumers for mobile electronic equipment and products, for net cash consideration of $12.8 million and recorded a gain on sale of $1.4 million. The historical results of operations of Jamba Service are classified as discontinued operations for all periods presented.

The following table presents the revenues and the components of discontinued operations, net of tax:

	Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
Revenues	$225,026	$ 590,688	$651,332
Income (loss) from discontinued operations before income taxes	$ 23,178	$ (20,063)	$ 2,625
Gains (losses) on sale of discontinued operations and estimated losses on assets held for sale, before income taxes	35,229	(424,838)	1,357
Income tax expense	(10,353)	(14,701)	(14,811)
Total income (loss) from discontinued operations, net of tax	$ 48,054	$(459,602)	$ (10,829)

The amounts presented as discontinued operations represent direct operating costs of the disposal groups. The Company has determined direct costs consistent with the manner in which the disposal groups were structured and managed during the respective periods. Indirect costs such as corporate overhead and goodwill impairments that are not directly attributable to a disposal group have not been allocated to discontinued operations.

For a period of time, the Company will continue to generate cash flows and will report income statement activity in continuing operations that are associated with certain of the completed divestitures. The activities that will give rise to these impacts are transitional in nature and generally result from agreements that ensure and facilitate the orderly transfer of business operations. The nature, magnitude and duration of the agreements will vary depending on the specific circumstances of the service, location and/or business need but are not considered to be significant. The agreements can include the following: logistics, customer service, support of financial processes, procurement, human resources, facilities management, data collection and information services. Existing agreements generally extend for periods less than 12 months.

In 2009, the Company recorded net gains on sale of discontinued operations of $35.2 million. In 2008, the Company recorded net losses on sale of discontinued operations of $21.7 million and net estimated losses on assets held for sale of $403.1 million related to the divestitures completed in 2009. In 2007, the Company recorded a net gain on sale of discontinued operations of $1.4 million. Net gains on disposal are recorded on the date the sale of the disposal group is consummated. Full or partial reversals of previously reported estimated losses on disposal are recorded upon changes in the fair values and/or carrying values of the disposal groups.

Note 5. Restructuring Charges

2008 Restructuring Plan

As part of its divestiture strategy announced in 2007, the Company initiated a restructuring plan in the first quarter of 2008 (the "2008 Restructuring Plan") including workforce reductions, abandonment of excess facilities and other exit costs. The restructuring charges in the table below are substantially related to the 2008 Restructuring Plan for the years ended December 31, 2009 and 2008. Through December 31, 2009, VeriSign recorded a total of $85.4 million in restructuring charges, inclusive of amounts for discontinued operations, under its 2008 Restructuring Plan.

2007 Restructuring Plan

In January 2007, VeriSign initiated a restructuring plan (the "2007 Restructuring Plan") to execute a company-wide reorganization replacing the previous business unit structure with a combined worldwide sales and services team, and an integrated development and products organization. The restructuring plan included workforce reductions, abandonment of excess facilities, and other exit costs. The plan was substantially completed in 2008. Through December 31, 2009, VeriSign recorded a total of $30.5 million in restructuring charges, inclusive of amounts for discontinued operations, under its 2007 Restructuring Plan.

The following table presents the nature of the restructuring charges under the 2007 and 2008 Restructuring Plans:

	Year Ended December 31,		
	2009	2008	2007
	(In thousands)		
Workforce reduction	$13,067	$63,845	$20,497
Excess facilities	2,685	5,381	4,699
Other exit costs	—	1,210	4,244
Total consolidated restructuring charges	$15,752	$70,436	$29,440
Amounts classified as continuing operations	$ 7,330	$31,195	$20,242
Amounts classified as discontinued operations	$ 8,422	$39,241	$ 9,198

As of December 31, 2009, the consolidated accrued restructuring costs are $9.8 million and consist of the following:

	Accrued Restructuring Costs at December 31, 2008	Restructuring Charges	Cash Payments	Non-cash	Accrued Restructuring Costs at December 31, 2009
	(In thousands)				
Workforce reduction	$25,374	$13,067	$(31,933)	$(2,429)	$4,079
Excess facilities	6,583	2,685	(3,325)	(213)	5,730
Total accrued restructuring costs	$31,957	$15,752	$(35,258)	$(2,642)	$9,809
Included in current portion of accrued restructuring costs					$6,605
Included in long-term portion of accrued restructuring costs					$3,204

Cash payments totaling approximately $8.8 million related to the abandonment of excess facilities under all restructuring plans will be paid over the respective lease terms, the longest of which extends through 2016. The present value of future cash payments related to lease terminations due to the abandonment of excess facilities is expected to be as follows:

	Contractual Lease Payments	Anticipated Sublease Income	Net
	(In thousands)		
2010	$3,274	$ (750)	$2,524
2011	2,927	(533)	2,394
2012	589	(223)	366
2013	421	(279)	142
2014	420	(282)	138
Thereafter	523	(357)	166
	$8,154	$(2,424)	$5,730

Note 6. Cash, Cash Equivalents, Investments and Restricted Cash

VeriSign's cash equivalents and short-term investments have been classified as available-for-sale. The following tables summarize VeriSign's Cash and cash equivalents, short-term investments included in Prepaid expenses and other current assets, and Other assets:

	As of December 31, 2009		
	Cost	Unrealized Losses	Estimated Fair Value
	(In thousands)		
Cash	$ 227,547	$ —	$ 227,547
Money market funds	736,459	—	736,459
Time deposits	514,938	—	514,938
Equity securities of public company	290	(105)	185
	$1,479,234	$(105)	$1,479,129
Included in Cash and cash equivalents			$1,477,166
Included in Prepaid expenses and other current assets			$ 185
Included in Other assets			$ 1,778

	As of December 31, 2008		
	Cost	Unrealized Losses	Estimated Fair Value
	(In thousands)		
Cash	$ 133,803	$ —	$ 133,803
Money market funds	584,358	—	584,358
Time deposits	72,765	—	72,765
Equity securities of public company	482	(222)	260
	$ 791,408	$(222)	$ 791,186
Included in Cash and cash equivalents			$ 789,068
Included in Prepaid expenses and other current assets			$ 260
Included in Other assets			$ 1,858

In 2009, the Company recorded gross realized losses on investments of $0.3 million and gross realized gains on investments of $0.1 million upon sale of certain public company equity investments.

In 2008, the Company recorded gross realized gains on investments of $2.1 million upon sale of certain public and non-public company equity investments.

In 2007, the Company recorded gross realized losses on investments of $5.2 million upon impairment and sale of certain public and non-public equity investments. In addition, the Company recorded gross realized gains on investments of $3.4 million in 2007 upon sale of certain public and non-public equity investments.

Unrealized losses on available-for-sale investments are included in Accumulated other comprehensive income in the Consolidated Balance Sheets.

Restricted Cash

As of December 31, 2009, the Company had restricted cash of $1.8 million classified as Other assets which represents employee payroll withholdings, net of claims paid, related to the short-term disability program under the State of California Employment Development Department's Voluntary Plan Fund guidelines.

As of December 31, 2008, the Company had restricted cash of $1.9 million classified as Other assets, of which $0.3 million was pledged as collateral for standby letters of credit that guarantee certain of the Company's contractual obligations, primarily relating to its real estate lease agreements, the longest of which is expected to mature in 2010, and $1.6 million represents employee payroll withholdings, net of claims, paid related to the short-term disability program under the State of California Employment Development Department's Voluntary Plan Fund guidelines.

Note 7. Goodwill and Other Intangible Assets

Goodwill

The following table summarizes the changes in the carrying amount of goodwill as allocated to the Company's operating segments:

	3IS	Other Services	Total
		(In thousands)	
Balance at December 31, 2007			
Goodwill, gross, at December 31, 2007	$ 1,983,247	$ 1,751,980	$ 3,735,227
Accumulated impairment at December 31, 2007	(1,630,444)	(1,022,363)	(2,652,807)
Goodwill, net, at December 31, 2007	352,803	729,617	1,082,420
Divestiture of businesses	—	(19,726)	(19,726)
Impairment	(77,619)	(45,793)	(123,412)
Acquisition of business	1,200	—	1,200
Reclassification of Goodwill, gross to assets held for sale	—	(1,732,254)	(1,732,254)
Reclassification of Accumulated impairment to assets held for sale	—	1,068,156	1,068,156
Other adjustments (1)	6,725	—	6,725
Goodwill, net, at December 31, 2008	$ 283,109	$ —	$ 283,109
Balance at December 31, 2008			
Goodwill, gross, at December 31, 2008	$ 1,991,172	$ —	$ 1,991,172
Accumulated impairment at December 31, 2008	(1,708,063)	—	(1,708,063)
Goodwill, net, at December 31, 2008	283,109	—	283,109
Reclassification from assets held for sale	7,000	—	7,000
Other adjustments (1)	(129)	—	(129)
Goodwill, net, at December 31, 2009	$ 289,980	$ —	$ 289,980
Balance at December 31, 2009			
Goodwill, gross, at December 31, 2009	$ 1,998,043	$ —	$ 1,998,043
Accumulated impairment at December 31, 2009	(1,708,063)	—	(1,708,063)
Total Goodwill, net, at December 31, 2009	$ 289,980	$ —	$ 289,980

(1) VeriSign makes certain goodwill adjustments after the initial purchase to acquired companies for income tax adjustments, foreign exchange fluctuations and other additions or reductions that were determined after the initial purchase.

During the second quarter of 2009, the Company performed its annual impairment review of goodwill pertaining to its Naming Services, Authentication Services and VeriSign Japan reporting units. The Company determined that each of the reporting units had a fair value in excess of its carrying value and no further analysis was required.

During the first quarter of 2009, the Company disaggregated its ESS disposal group held for sale, into the following three businesses: (i) GSC, (ii) iDefense, and (iii) MSS. The Company decided to retain its iDefense business and, accordingly, reclassified goodwill of $7.0 million allocated to iDefense as held and used in 2009.

During the fourth quarter of 2008, the Company performed an interim impairment review of its Naming Services, Business Authentication Services, User Authentication Services and VeriSign Japan reporting units related to its core businesses. The primary indicator of impairment was a decrease in the Company's market capitalization, arising from an adverse change in the business environment. The estimated fair value of each reporting unit was computed using the combination of the income approach and the market valuation approach. The Company tested goodwill for each of these reporting units for impairment by comparing the fair value of the reporting unit to its carrying value. Each of the reporting units reviewed for impairment, except for the VeriSign Japan reporting unit, had a fair value in excess of its carrying value and no further analysis was required. The VeriSign Japan reporting unit had a fair value less than its carrying value and the Company concluded that the goodwill in its VeriSign Japan reporting unit was impaired and that further analysis was required to determine the amount by which the carrying value of the goodwill of this reporting unit exceeded its implied fair value. Further analysis required the Company to allocate the fair value of the VeriSign Japan reporting unit to all of the assets and liabilities of that unit (including unrecognized intangible assets) based on their respective fair values. Prior to this allocation, the Company assessed the long-lived assets, other than goodwill, of that unit for impairment, and determined they were not impaired. Based on this allocation, the excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities resulted in a goodwill impairment charge of $77.6 million relating to the VeriSign Japan reporting unit, which is classified as continuing operations for 2008 and is presented within the Consolidated Statements of Operations as Restructuring, impairments, and other charges, net.

During the second quarter of 2008, the Company performed an annual impairment review of its Naming Services, Business Authentication Services, User Authentication Services and VeriSign Japan reporting units related to its core businesses; and the Post-pay and Messaging Services reporting units related to its non-core businesses. The estimated fair value of each reporting unit was computed using a combination of the income approach and the market valuation approach. The Company tested goodwill for each of these reporting units for impairment and had determined that each of the reporting units had a fair value in excess of its carrying value and concluded that no further analysis was required, except for the Post-pay reporting unit. The Post-pay reporting unit had a fair value less than its carrying value and the Company concluded that the goodwill in its Post-pay reporting unit was impaired and that further analysis was required to determine the amount by which the carrying value of the goodwill of this reporting unit exceeded its implied fair value. Further analysis required the Company to allocate the fair value of the Post-pay reporting unit to all of the assets and liabilities of that unit (including unrecognized intangible assets) based on their respective fair values. Prior to this allocation, the Company assessed the long-lived assets, other than goodwill, of that unit for impairment, and determined they were not impaired. Based on this allocation, the excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities resulted in a goodwill impairment of $45.8 million relating to the Post-pay reporting unit classified as discontinued operations.

During the fourth quarter of 2007, VeriSign performed an interim impairment test due to its decision to divest its non-core businesses and as a result recorded an impairment charge of $182.2 million for goodwill related to the Company's former Content Services reporting unit, the charge is recorded to Restructuring, impairments and other charges, net within the Consolidated Statements of Operations.

During the second quarter of 2007, the Company performed its annual impairment review of goodwill pertaining and determined that each of the reporting units had a fair value in excess of its carrying value and no further analysis was required.

Other Intangible Assets

The following tables present other intangible assets:

	As of December 31, 2009			
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted-Average Remaining Life in Years
	(Dollars in thousands)			
Amortizable intangible assets:				
Customer relationships	$30,601	$(20,626)	$ 9,975	3.1
Technology in place	10,300	(6,799)	3,501	2.5
Trade name	7,400	(4,239)	3,161	2.6
Non-compete agreement	4,500	(1,075)	3,425	2.3
Domain name rights	2,000	(174)	1,826	2.6
Other	674	(142)	532	3.3
Total other intangible assets	$55,475	$(33,055)	$22,420	2.8

	As of December 31, 2008			
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted-Average Remaining Life in Years
	(Dollars in thousands)			
Amortizable intangible assets:				
Customer relationships	$26,727	$(13,844)	$12,883	3.0
Technology in place	15,969	(9,457)	6,512	2.9
Trade name	5,800	(2,256)	3,544	3.7
Non-compete agreement	3,100	(2,411)	689	0.7
	$51,596	$(27,968)	$23,628	3.0
Indefinite-lived intangible assets:				
Domain name rights			11,684	
Total other intangible assets			$35,312	

Fully amortized other intangible assets are not included in the above tables.

In 2009, due to a strategic change in the planned use of the indefinite-lived *.name* gTLD intangible asset, the Company performed an impairment assessment of this intangible asset. The Company considered both the market and the income approaches. Based on the income approach using market participant assumptions, which was determined to be the highest and best use of this asset, the Company concluded that the fair value of the *.name* gTLD intangible asset was reduced below its carrying value. The estimated fair value of the intangible asset related to the Company's *.name* gTLD intangible asset was determined to be $2.0 million, and as a result the Company recorded an impairment charge of $9.7 million to Restructuring, impairments and other charges, net, within the Consolidated Statements of Operations. The *.name* gTLD intangible asset is classified as an amortizable intangible asset as of December 31, 2009. The Company also determined the useful life of the *.name* gTLD intangible asset to be 2.9 years, over which amortization costs will be recorded on a straight-line basis. The $2.0 million carrying amount after impairment of the *.name* gTLD intangible asset is classified within Domain name rights.

In 2009, the Company acquired intangible assets of $6.6 million consisting of customer relationships and a non-compete agreement. The Company also reclassified $4.1 million of intangible assets consisting of $2.5 million related to customer relationships and $1.6 million related to trade name pertaining to the iDefense business from assets held for sale to amortizable intangible assets.

In 2007, the Company recorded impairment charges of $62.6 million for other intangible assets related to its former Content Services reporting unit as a result of the Company's decision to divest its non-core businesses, of which $25.8 million was classified as Restructuring, impairments and other charges, net, within continuing operations, and $36.8 million was classified as discontinued operations. In 2007, the Company also recorded impairment charges of $4.8 million for other intangible assets related to its former Post-Pay reporting unit, which were classified as discontinued operations.

Estimated future amortization expense related to other intangible assets at December 31, 2009, is as follows:

	(In thousands)
2010	$10,535
2011	7,249
2012	3,186
2013	913
2014	64
Thereafter	473
	$22,420

Note 8. Other Balance Sheet Items

Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of December 31,	
	2009	2008
	(In thousands)	
Prepaid expenses	$ 18,868	$ 22,775
Deferred tax assets	65,984	64,482
Non-trade receivables	25,467	13,054
Receivables from buyers	34,365	14,899
Funds held by the Reserve	20,867	150,346
Other	2,165	2,622
Total prepaid expenses and other current assets	$167,716	$268,178

Non-trade receivables primarily consist of income tax receivables and value added tax receivables. Receivables from buyers primarily consist of receivables for services performed on behalf of buyers under transition services agreements, working capital receivables for certain divested businesses, and amount held in escrow for the divested Post-Pay business. In January 2010, VeriSign received the amount held in escrow of $2.5 million for the divested Post-Pay business and $13.1 million of working capital receivables from the buyers of certain divested businesses

In 2008, the Company recorded an other-than-temporary impairment loss of $8.2 million in Other income, net, relating to certain money market investments in the Primary Fund and the International Fund. In the latter half of 2008, there was a major disruption in the global credit markets due to rising concerns about possible financial institution defaults, the bankruptcy filing of Lehman Brothers Holdings Inc. and the potential for a deep economic recession. Following these disruptions, the Primary Fund and the International Fund made announcements that their underlying portfolios had experienced a loss of principal, the redemption rights of all holders were suspended indefinitely and the funds would be liquidated. At the time of the redemption suspension, the Company had $256.7 million invested in the Primary Fund and the International Fund. Due to the lack of an active market for most corporate and bank debt securities, the Company assessed the fair value of the underlying securities within the Primary Fund and the International Fund based on a review of investment ratings of the underlying securities within the money-market funds coupled with an evaluation of the expected maturity value and the performance of the securities within the funds in meeting scheduled payments of principal and interest.

As of December 31, 2009, the Company had an aggregate of $20.9 million held by the Primary Fund and the International Fund, classified as Prepaid and other current assets due to the lack of an active market for these investments. During the fourth quarter of 2008, the Company received a distribution of $98.2 from the Primary Fund. During 2009, the Company received distributions of $16.3 million and $113.2 million from the Primary Fund and the International Fund, respectively. Subsequently, in January 2010, the Company received a distribution of $8.4 million from the Primary Fund. As of February 26, 2010, the Company has an aggregate of $12.5 million held by the Primary Fund and the International Fund.

Property and Equipment, Net

The following table presents the detail of property and equipment, net:

	As of December 31,	
	2009	2008
	(In thousands)	
Land	$ 138,194	$ 133,746
Buildings and building improvements	181,113	135,242
Computer equipment and software	362,475	342,470
Capital work in progress	7,067	16,595
Office equipment and furniture	14,292	15,491
Leasehold improvements	28,054	52,690
Total cost	731,195	696,234
Less: accumulated depreciation and amortization	(327,374)	(310,736)
Total property and equipment, net	$ 403,821	$ 385,498

During 2009, the Company purchased a previously leased Dulles, Virginia land, office building and data center for a total cost of $25.6 million, and reclassified $27.9 million of existing leasehold improvements in the building to Building and building improvements. During 2009, the Company sold an office building in Savannah, Georgia for $6.1 million.

In 2008, the Company sold certain property and equipment in its Mountain View, California, location for net cash consideration of $47.6 million and recorded a loss of $79.1 million to Restructuring, impairments and other charges, net, within the Consolidated Statements of Operations.

In 2007, the Company recorded impairment charges of $8.0 million for the abandonment of certain obsolete property and equipment, to Restructuring, impairments, and other charges, net, within the Consolidated Statements of Operations.

Other Assets

Other assets consist of the following:

	As of December 31,	
	2009	2008
	(In thousands)	
Long-term deferred tax assets	$12,695	$ 2,562
Long-term investments	7,146	5,996
Debt issuance costs	12,315	13,233
Long-term restricted cash	1,778	1,858
Security deposits and other	10,931	14,469
Total other assets	$44,865	$38,118

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

	As of December 31,	
	2009	2008
	(In thousands)	
Accounts payable	$ 34,698	$ 30,690
Accrued employee compensation	81,782	109,958
Customer deposits, net	25,865	30,432
Taxes payable and other tax liabilities	24,571	18,173
Other accrued liabilities	67,811	74,282
Total accounts payable and accrued liabilities	$234,727	$263,535

Other Long-term Liabilities

Other Long-term Liabilities consist of the following:

	As of December 31,	
	2009	2008
	(In thousands)	
Deferred tax liabilities	$144,777	$68,833
Long-term tax liabilities	12,949	15,549
Other	3,964	161
Total other long-term liabilities	$161,690	$84,543

Note 9. Credit Facility

In 2006, VeriSign entered into a credit agreement (the "Credit Agreement") with a syndicate of banks and other financial institutions related to a $500.0 million senior unsecured revolving credit facility (the "Facility"), under which VeriSign, or certain designated subsidiaries may be borrowers. The Facility is available for cash borrowings up to $500.0 million and for the issuance of letters of credit up to a maximum limit of $50.0 million. In 2007, VeriSign entered into an amendment agreement with Bank of America, N.A., as Administrative Agent and several financial institutions to amend the Credit Agreement. The amendment added certain covenants related to the Indenture that VeriSign entered into with U.S. Bank National Association, as Trustee, on August 20, 2007, (the "Indenture") and VeriSign's issuance of $1.25 billion aggregate principal amount of Convertible Debentures. In 2009, there were no borrowings under the facility. In 2008, the Company borrowed $200.0 million under the Facility and subsequently repaid the entire amount. As of December 31, 2009, the Company had utilized $1.7 million for outstanding letters of credit. The Company's Credit Agreement, as amended, contains a negative covenant that limits its ability to sell assets and freely deploy the proceeds it receives from such sales, subject to exceptions based on the size and timing of the sales, and limits its ability to enter into certain specified types of amendments to the Convertible Debentures and related Indenture. In addition, an event of default under the Indenture is considered to be an event of default under the Credit Agreement. As of December 31, 2009, the Company was in compliance with all covenants under the Facility.

Note 10. Junior Subordinated Convertible Debentures

In August 2007, VeriSign issued $1.25 billion principal amount of 3.25% convertible debentures due August 15, 2037, in a private offering. The Convertible Debentures are subordinated in right of payment to the Company's existing and future senior debt and to the other liabilities of the Company's subsidiaries. The Convertible Debentures are initially convertible, subject to certain conditions, into shares of the Company common stock at a conversion rate of 29.0968 shares of common stock per $1,000 principal amount of Convertible Debentures, representing an initial effective conversion price of approximately $34.37 per share of common stock. The conversion rate will be subject to adjustment for certain events as outlined in the Indenture governing the Convertible Debentures but will not be adjusted for accrued interest. As of December 31, 2009, the if-converted value of the Convertible Debentures does not exceed its principal amount.

On or after August 15, 2017, the Company may redeem all or part of the Convertible Debentures for the principal amount plus any accrued and unpaid interest if the closing price of the Company's common stock has been at least 150% of the conversion price then in effect for at least 20 trading days during any 30 consecutive trading-day period prior to the date on which the Company provides notice of redemption. If the conversion value exceeds $1,000, the Company may deliver, at its option, cash or common stock or a combination of cash and common stock for the conversion value in excess of $1,000 ("conversion spread").

Holders of the debentures may convert their Convertible Debentures at the applicable conversion rate, in multiples of $1,000 principal amount, only under the following circumstances:

- during any fiscal quarter beginning after December 31, 2007, if the last reported sale price of the Company's common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% of the applicable conversion price on the last trading day of such preceding fiscal quarter;
- during the five business-day period after any 10 consecutive trading-day period in which the trading price per Convertible Debentures for each day of that 10 consecutive trading-day period was less than 98% of the product of the last reported sale price of the Company's common stock and the conversion rate on such day;
- if the Company calls any or all of the Convertible Debentures for redemption, at any time prior to the close of business on the trading day immediately preceding the redemption date;
- upon the occurrence of specified corporate transactions as specified in the Indenture governing the Convertible Debentures; or
- at any time on or after May 15, 2037, and prior to the maturity date.

In addition, holders of the Convertible Debentures who convert their Convertible Debentures in connection with a fundamental change, as defined in the Indenture, may be entitled to a make-whole premium in the form of an increase in the conversion rate. Additionally, in the event of a fundamental change, the holders of the Convertible Debentures may require VeriSign to purchase all or a portion of their Convertible Debentures at a purchase price equal to 100% of the principal amount of Convertible Debentures, plus accrued and unpaid interest, if any. As of December 31, 2008, none of the conditions allowing holders of the Convertible Debentures to convert had been met.

Under the terms of the Convertible Debentures, the Company filed a registration statement covering the resale of the Convertible Debentures and any common stock issuable upon conversion of the Convertible Debentures with the SEC, which became effective on March 7, 2008. Pursuant to a registration rights agreement entered into with the initial purchaser of the Convertible Debentures, the Company was obligated to maintain the effectiveness of the registration statement until all the securities registered thereunder were eligible for resale pursuant to Rule 144(k) or any successor provision under the Securities Act. On September 10, 2008 the Company terminated the registration statement, as all securities registered thereunder had become eligible for resale under a successor provision of Rule 144(k) by that date.

The Company received net proceeds of approximately $1.22 billion after deduction of $25.8 million of costs incurred upon the issuance of the Convertible Debentures. Effective January 1, 2009, the Company retroactively adopted ASC 470-20. The standard specifies that issuers of convertible debt instruments should separately account for the liability (debt) and equity (conversion option) components of such instruments in a manner that reflects the borrowing rate for a similar non-convertible debt.

The Company calculated the carrying value of the liability component at issuance as the present value of its cash flows using a discount rate of 8.5% (borrowing rate for similar non-convertible debt with no contingent payment options), adjusted for the fair value of the contingent interest feature, yielding an effective interest rate of 8.39%. The carrying value of the liability component was determined to be $550.5 million. The equity component of the Convertible Debentures on the date of issuance was $700.7 million. The excess of the principal amount of the debt over the carrying value of the liability component is also referred to as the "debt discount" or "equity component" of the Convertible Debentures. The debt discount is being amortized using the Company's effective interest rate of 8.39% over the term of the Convertible Debentures as a non-cash charge to interest expense included in Other (Loss) Income, net. As of December 31, 2009, the remaining term of the Convertible Debentures is 27.6 years. Interest is payable semiannually in arrears on August 15 and February 15. Interest expense related to the Convertible Debentures for 2009, is $46.9 million, of which $45.9 million is included in Other income, net, and $1.0 million is capitalized as Property and equipment, net. Interest expense related to convertible debt for 2008 is $46.4 million, of which $42.2 million is recorded to other income and $4.2 million is capitalized as Property and equipment. Interest expense related to convertible debt for 2007 is $16.7 million, of which $15.3 million is recorded to other income and $1.4 million is capitalized as Property and equipment. The Convertible Debentures also have a contingent interest component that may require the Company to pay interest based on certain thresholds beginning with the semi-annual interest period commencing on August 15, 2014, and upon the occurrence of certain events, as outlined in the Indenture governing the Convertible Debentures.

The table below presents the carrying amounts of the liability and equity components:

	As of December 31,	
	2009	2008
	(In thousands)	
Carrying amount of equity component (net of issuance costs of $14,449)	$ 686,221	$ 686,221
Principal amount of Convertible Debentures	$1,250,000	$1,250,000
Unamortized discount of liability component	(685,622)	(691,837)
Carrying amount of liability component	564,378	558,163
Contingent interest derivative	10,000	10,549
Convertible debentures, including contingent interest derivative	$ 574,378	$ 568,712

The table below presents the interest expense for the contractual interest and the amortization of debt discount:

	Year Ended December 31,		
	2009	2008	2007
	(Dollars in thousands)		
Interest expense - contractual interest	$40,625	$40,625	$14,670
Interest expense - amortization of discount on the liability component	$ 6,215	$ 5,706	$ 1,991

The features related to the contingent interest payments, over-allotment option, and the Company making specific types of distributions (e.g., extraordinary dividends) qualify as derivatives to be accounted for separately. The fair value of the derivatives at the date of issuance of the Convertible Debentures was $11.4 million including $7.8 million for the contingent interest payment feature and $3.6 million for the over-allotment option feature, which was accounted for as a discount on the Convertible Debentures. The over-allotment feature was revalued to $12.6 million on the date of exercise at August 28, 2007, and the revaluation loss of $9.0 million was recorded in Other (Loss) Income, net, within the Consolidated Statements of Operations. The contingent interest derivative on Convertible Debentures are marked to market at the end of each reporting period, with any gains and losses recorded in Other income, net, within the Consolidated Statements of Operations.

Note 11. Stockholders' Equity

Preferred Stock

VeriSign is authorized to issue up to 5,000,000 shares of preferred stock. As of December 31, 2009, no shares of preferred stock had been issued. In connection with its stockholder rights plan, VeriSign authorized 3,000,000 shares of Series A Junior Participating Preferred Stock, par value $0.001 per share (the "Series A Preferred Shares"). In the event of liquidation, each Series A Preferred Share, if and when issued, will be entitled to a $1.00 preference, and thereafter each holder of a Series A Preferred Share will be entitled to an aggregate payment of 100 times the aggregate payment made per common share. If and when issued, each Series A Preferred Share will have 100 votes, voting together with the common shares. Each holder of a Series A Preferred Share, if and when issued, will be entitled to receive a quarterly dividend equal to 100 times the aggregate per share amount of any dividends declared on the common stock since the preceding quarterly dividend date (other than stock dividends, which will result in an anti-dilution adjustment to the Series A Preferred Shares). Finally, in the event of any merger, consolidation or other transaction in which common shares are exchanged, each Series A Preferred Share will be entitled to receive 100 times the amount received per common share. These rights are protected by customary anti-dilution provisions.

Treasury Stock

Treasury stock is accounted for under the cost method. Treasury stock includes shares repurchased under Stock Repurchase Programs and shares withheld in lieu of tax withholdings due upon vesting of restricted stock units.

The summary of the Company's common stock repurchases for 2009, 2008 and 2007 are as follows:

		2009		2008		2007	
Board Approval Date	Repurchases Under the Plan	Shares	Average Price	Shares	Average Price	Shares	Average Price
		(In thousands, except average price amounts)					
May 2006	Open market	—	$ —	22,071	$32.38	—	$ —
August 2007	Open market	—	—	—	—	12,221	28.64
	Structured repurchases (2)		—	—	—	25,828	30.97
January 2008	Structured repurchases (2)	—	—	16,513	36.33	—	—
August 2008	Open market	11,332	22.31	—	—	—	—
Total repurchases under the plan		11,332	$22.31	38,584	$34.07	38,049	$30.22
Total repurchases from employees and other (1)		385	$20.16	413	$31.01	200	$32.46
Total repurchases		11,717	$22.24	38,997	$34.04	38,249	$30.24
Total costs		$260,571		$1,327,378		$1,156,491	

(1) The repurchases from employees and other primarily represents shares retired as treasury stock when surrendered in lieu of tax withholdings due upon the release of restricted stock units.

(2) Stock repurchase agreements executed with large financial institutions.

Tax Withholdings

Upon vesting of restricted stock units, the Company places a portion of the vested restricted stock awards into treasury stock sufficient to cover tax withholdings due, and makes a cash payment to authorities to cover the applicable withholding taxes.

Stockholder Rights Plan

On September 24, 2002, the Board of Directors of VeriSign, adopted a stockholder rights plan and declared a dividend of one stock purchase right (each a "Right") for each outstanding share of VeriSign common stock. The dividend was paid to stockholders of record on October 4, 2002 (the "Record Date"). In addition, one Right will be issued with each common share that becomes outstanding (i) between the Record Date and the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date (as such terms are defined in the rights plan) or (ii) following the Distribution Date and prior to the Redemption Date or Final Expiration Date, pursuant to the exercise of stock options or under any employee plan or arrangement or upon the exercise, conversion or exchange of other securities of VeriSign, which were outstanding prior to the Distribution Date.

The Rights currently cannot be exercised, do not trade separately and are not represented by separate certificates; instead, each Right is deemed to be "attached" to the related share of common stock on which the distribution was declared. The Rights will become exercisable at their $55.00 exercise price and trade separately, with separate Rights certificates then being distributed to holders, (a) ten days after it is publicly announced that any person or group has acquired beneficial ownership of 20% or more of VeriSign's common stock (and thus becomes an "acquiring person"), or (b) ten business days after the commencement (or public announcement of a person's intended commencement) of, a tender offer or exchange offer for the Company that would result in such person becoming an "acquiring person" (except that, in such case, the Board of Directors has the power within such ten-business day period to delay such exercisability).

If any person acquires beneficial ownership of 20% or more of VeriSign's common stock (other than in connection with certain inadvertent triggers), in addition to the Rights becoming exercisable, each Right will "flip in" and entitle the registered holder, other than the "acquiring person" or its transferees, to purchase, for the $55.00 exercise price, shares of VeriSign common stock with a market value of $110.00. In the event a person becomes an "acquiring person," the rights plan gives the Company's Board of Directors the authority to instead exchange each outstanding Right (other than those owned by the "acquiring person" and its transferees) for one share of common stock (or a substantially equivalent preferred stock interest). If the Company becomes a party to a merger or similar transaction (whether with a 20% stockholder or any other entity) after the Rights become exercisable, each Right (other than those owned by the "acquiring person" or its transferees) will "flip-over" and entitle the holder to buy, for the $55.00 exercise price, acquiror stock with a market value of $110.00.

At any time until there is a triggering 20% stockholder, VeriSign's Board of Directors can redeem all, but not less than all, of the then outstanding Rights for $0.001 each. The Board of Directors also has broad power to amend the rights plan until there is a triggering 20% stockholder. Once a person becomes an "acquiring person," however, the Board of Directors may not amend the rights plan in any manner that would adversely affect the interests of the holders of the Rights (other than the "acquiring person").

Note 12. Calculation of Net Income (Loss) Per Share Attributable to VeriSign Common Stockholders

The Company computes basic net income (loss) per share attributable to VeriSign common stockholders by dividing net income (loss) attributable to VeriSign common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per share attributable to VeriSign common stockholders gives effect to dilutive potential common shares, including unvested stock options, unvested restricted stock units, employee stock purchases, and the conversion spread relating to the Convertible Debentures using the treasury stock method.

The following table presents the computation of basic and diluted net income (loss) per share attributable to VeriSign common stockholders:

	Year Ended December 31,		
	2009	2008	2007
	(In thousands, except per share data)		
Income (loss) attributable to VeriSign common stockholders:			
Income (loss) from continuing operations, net of tax	$197,499	$ 85,351	$(139,518)
Income (loss) from discontinued operations, net of tax	48,054	(459,602)	(10,829)
Net income (loss) attributable to VeriSign common stockholders	$245,553	$(374,251)	$(150,347)
Weighted-average shares:			
Weighted-average common shares outstanding	191,821	197,201	237,707
Weighted-average potential common shares outstanding:			
Stock options	283	1,452	—
Unvested restricted stock awards	471	889	—
Conversion spread related to convertible debentures	—	828	—
Employee stock purchase plans	—	232	—
Shares used to compute diluted net income (loss) per share attributable to VeriSign common stockholders	192,575	200,602	237,707
Income (loss) per share attributable to VeriSign common stockholders:			
Basic:			
Continuing operations	$ 1.03	$ 0.43	$ (0.59)
Discontinued operations	0.25	(2.33)	(0.04)
Net income (loss)	$ 1.28	$ (1.90)	$ (0.63)
Diluted:			
Continuing operations	$ 1.03	$ 0.43	$ (0.59)
Discontinued operations	0.25	(2.30)	(0.04)
Net income (loss)	$ 1.28	$ (1.87)	$ (0.63)

The following table sets forth the weighted-average potential shares that were excluded from the above calculation because their effect was anti-dilutive, and the respective weighted-average exercise prices of such weighted-average stock options outstanding:

	Year Ended December 31,		
	2009	2008	2007 (1)
	(In thousands, except per share data)		
Weighted-average stock options outstanding	6,925	4,531	27,636
Weighted-average exercise price	$28.40	$31.66	$ 27.68
Weighted-average restricted stock awards outstanding	1,136	832	3,387
Weighted-average conversion spread related to Convertible Debentures	—	—	339
Employee stock purchase plans	2,259	1,500	199

(1) As the Company recognized a loss from continuing operation for 2007, all potential common shares were excluded as they were anti-dilutive.

Note 13. Employee Benefits and Stock-Based Compensation

401(k) Plan

The Company maintains a defined contribution 401(k) plan (the "401(k) Plan") for substantially all of its U.S. employees. Under the 401(k) Plan, eligible employees may contribute up to 20% of their pre-tax salary, subject to the Internal Revenue Service annual contribution limits. In 2009, 2008 and 2007, the Company matched 50% of the employee's contribution up to a total of 6 % of the employee's annual salary. The Company contributed $6.3 million, $7.4 million, and $6.3 million in 2009, 2008 and 2007, respectively, under the 401(k) Plan. The Company can terminate matching contributions at its discretion at any time.

Stock Option and Restricted Stock Plans

The majority of VeriSign's stock-based compensation relates to stock options and restricted stock units ("RSUs"). Stock options are granted only to upper management level employees and the board of directors. As of December 31, 2009, a total of 24.6 million shares of common stock were reserved for issuance upon the exercise of stock options and for the future grant of stock options or awards under VeriSign's stock option and restricted stock plans.

On May 26, 2006, the stockholders of VeriSign approved the 2006 Equity Incentive Plan (the "2006 Plan"). The 2006 Plan replaces VeriSign's 1998 Directors Plan, 1998 Equity Incentive Plan, and 2001 Stock Incentive Plan. The 2006 Plan authorizes the award of incentive stock options to employees and non-qualified stock options, restricted stock awards, restricted stock units, stock bonus awards, stock appreciation rights and performance shares to eligible employees, officers, directors, consultants, independent contractors and advisors. Options may be granted at an exercise price not less than 100% of the fair market value of VeriSign's common stock on the date of grant. The 2006 Plan is administered by the Compensation Committee which may delegate to a committee of one or more members of VeriSign's Board of Directors or VeriSign's officers the ability to grant certain awards and take certain other actions with respect to participants who are not executive officers or non-employee directors. All outstanding options under the 2006 Plan have a term of not greater than 7 years from the date of grant. Options granted generally vest 25% on the first anniversary date of the grant and the remainder ratably over the following 12 quarters. A restricted stock unit is an award covering a specified number of shares of VeriSign common stock that may be settled by issuance of those shares (which may be restricted shares). Restricted stock units generally vest in four installments with 25% of the shares vesting on each anniversary of the first four anniversaries of the grant date. However, the Compensation Committee may authorize grants with a different vesting schedule in the future. A total of 27.0 million common shares were authorized and reserved for issuance under the 2006 Plan.

The 2001 Stock Incentive Plan (the "2001 Plan") was terminated upon approval of the 2006 Plan. Options to purchase common stock granted under the 2001 Plan remain outstanding and subject to the vesting and exercise terms of the original grant. The 2001 Plan authorized the award of non-qualified stock options and restricted stock awards to eligible employees, officers who are not subject to Section 16 reporting requirements, contractors and consultants. As of December 31, 2009, no restricted stock awards have been made under the 2001 Plan. Options were granted with an exercise price of not less than 100% of the fair market value of VeriSign's common stock on the date of grant. All options were granted at the discretion of the Board and have a term not greater than 10 years from the date of grant. Options issued generally vest 25% on the first anniversary of the grant date and ratably over the following 12 quarters. No further awards can be granted under the 2001 Plan.

The 1998 Directors Plan (the "Directors Plan") was terminated upon the approval of the 2006 Plan. Options to purchase common stock granted under the Directors Plan remain outstanding and subject to the vesting and exercise terms of the original grant. Members of the Board who were not employees of VeriSign, or of any parent, subsidiary or affiliate of VeriSign, were eligible to participate in the Directors Plan, which provided for automatic and non-discretionary option grants to such individuals. The exercise price of the options granted was 100% of the fair market value of the common stock on the date of the grant. Each eligible director was granted an option to purchase 25,000 shares on the date he or she first became a director (the "Initial Grant"). On each anniversary of a director's Initial Grant or most recent grant if he or she was ineligible to receive an Initial Grant, each eligible director was automatically granted an additional option to purchase 12,500 shares of common stock if the director had served continuously as a director since the date of the Initial Grant or most recent grant. The term of the options under the Directors Plan is 10 years and options vest as to 6.25% of the shares subject to the option in each quarter following the date of the grant, provided the optionee remains a director of VeriSign.

In connection with its acquisitions in 2005 and 2006, VeriSign assumed some of the acquired companies' stock options. Options assumed generally have terms of seven to ten years and generally vested over a four-year period, as set forth in the applicable option agreement.

2007 Employee Stock Purchase Plan

On August 30, 2007, the Company's stockholders approved the 2007 Employee Stock Purchase Plan (the "2007 Purchase Plan") which replaces the previous 1998 Employee Stock Purchase Plan (the "1998 Purchase Plan"). As of December 31, 2009, a total of 6.0 million shares of the Company's common stock are reserved for issuance under this plan. Eligible employees may purchase common stock through payroll deductions by electing to have between 2% and 25% of their compensation withheld to cover the purchase price. Each participant is granted an option to purchase common stock on the first day of each 24-month offering period and this option is automatically exercised on the last day of each six-month purchase period during the offering period. The purchase price for the common stock under the 2007 Purchase Plan is 85% of the lesser of the fair market value of the common stock on the first day of the applicable offering period or the last day of the applicable purchase period. Offering periods begin on February 1 and August 1 of each year.

Common Stock Reserved for Convertible Debentures

The Convertible Debentures are initially convertible, subject to certain conditions, into shares of the Company's common stock at a conversion rate of 29.0968 shares of common stock per $1,000 principal amount of debentures, representing an initial effective conversion price of approximately $34.37 per share of common stock. As of December 31, 2009, approximately 36.4 million shares of common stock were reserved for issuance upon conversion or repurchase of the Convertible Debentures.

Stock-based Compensation

Stock-based compensation is classified in the Consolidated Statements of Operations in the same expense line items as cash compensation. The following table presents the classification of stock-based compensation:

	Year Ended December 31,		
	2009	2008	2007
	(In thousands)		
Stock-based compensation:			
Cost of revenues	$ 7,077	$ 7,422	$ 7,018
Sales and marketing	10,152	9,253	17,193
Research and development	6,166	6,720	8,003
General and administrative	19,534	26,183	32,635
Restructuring, impairments and other charges, net	958	8,901	2,412
Stock-based compensation for continuing operations	43,887	58,479	67,261
Discontinued operations	7,279	31,587	23,653
Total stock-based compensation	$51,166	$90,066	$90,914

Recognized income tax benefit on stock-based compensation included within Income tax (expense) benefit in the Consolidated Statements of Operations for 2009, 2008 and 2007 was $11.6 million, $17.3 million and $18.1 million respectively. Recognized income tax benefit on stock-based compensation included within Income (loss) from discontinued operations, net of tax in the Consolidated Statements of Operations for 2009, 2008 and 2007 was $1.8 million, $5.3 million and $3.1 million respectively.

The following table presents the nature of the Company's total stock-based compensation, inclusive of amounts for discontinued operations:

	Year Ended December 31,		
	2009	2008	2007
	(In thousands)		
Stock-based compensation:			
Stock options	$12,305	$19,191	$32,623
Employee stock purchase plans	10,286	22,079	25,624
Restricted stock units	28,877	27,829	18,197
Stock options/awards acceleration	2,341	23,677	16,285
Other charges	—	—	303
Capitalization (1)	(2,643)	(2,710)	(2,118)
Total stock-based compensation	$51,166	$90,066	$90,914

(1) The capitalized amount is included in Property and equipment, net.

As of December 31, 2009, total unrecognized compensation cost related to unvested stock options and restricted stock awards was $19.7 million and $41.3 million, respectively, and is expected to be recognized over a weighted-average period of 2.4 years and 2.4 years, respectively.

The following table sets forth the weighted-average assumptions used to estimate the fair value of the stock options and employee stock purchase plan awards:

	Year Ended December 31,		
	2009	2008	2007
Stock options:			
Volatility	46%	36%	37%
Risk-free interest rate	1.56%	2.74%	4.37%
Expected term	3.7 years	3.3 years	3.3 years
Dividend yield	Zero	Zero	Zero
Employee stock purchase plan awards:			
Volatility	49%	36%	28%
Risk-free interest rate	0.51%	2.32%	4.94%
Expected term	1.25 years	1.25 years	1.25 years
Dividend yield	Zero	Zero	Zero

VeriSign's expected volatility is based on the average of the historical volatility over the period commensurate with the expected term of the options and the mean historical implied volatility of traded options. The risk-free interest rates are derived from the average U.S. Treasury constant maturity rates during the respective periods commensurate with the expected term. The expected terms are based on an analysis of the observed and expected time to post-vesting exercise and/or cancellation of options. The Company does not anticipate paying any cash dividends in the foreseeable future and therefore uses an expected dividend yield of zero. The Company estimates forfeitures at the time of grant and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option and award forfeitures and records stock-based compensation only for those options and awards that are expected to vest.

General Option Information

The following table summarizes stock option activity:

	Year Ended December 31,					
	2009		2008		2007	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of period	9,217,880	$26.85	14,800,016	$ 24.52	35,642,171	$ 28.38
Granted	1,000,872	18.71	1,763,182	33.47	4,516,611	29.80
Exercised	(857,233)	16.05	(4,025,007)	20.46	(15,622,253)	18.62
Forfeited	(2,272,188)	27.72	(3,237,462)	27.52	(8,132,440)	33.47
Expired	(169,283)	29.92	(82,849)	36.03	(1,604,073)	137.33
Outstanding at end of period	6,920,048	26.64	9,217,880	26.85	14,800,016	24.52
Exercisable at end of period	4,307,839	26.84	5,063,170	24.73	5,410,362	22.13
Expected to vest at end of period (1)	2,244,272	26.32				
Weighted-average fair value of options granted during the period		$ 6.73		$ 9.58		$ 9.44
Total intrinsic value of options exercised during the period (in thousands)		$4,939		$64,524		$220,323

(1) 367,937 stock options are not expected to vest

The following table summarizes information about stock options outstanding as of December 31, 2009:

	Stock Options Outstanding			Stock Options Exercisable	
Range of Exercise Prices	Shares Outstanding	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Shares Exercisable	Weighted-Average Exercise Price
$ 0.09–$ 10.00	43,734	1.62	$ 3.67	43,734	$ 3.67
$ 10.01–$ 20.00	1,769,732	4.14	18.01	815,295	17.57
$ 20.01–$ 25.00	813,272	3.38	22.58	598,785	22.81
$ 25.01–$ 30.00	2,438,682	3.19	27.87	1,936,266	27.59
$ 30.01–$ 184.63	1,854,628	4.73	35.58	913,759	37.29
	6,920,048	3.86	$26.64	4,307,839	$26.84

Intrinsic value is calculated as the difference between the market value as of December 31, 2009, and the exercise price of the shares. The closing price of VeriSign's stock was $24.24 on December 31, 2009, as reported by the NASDAQ Global Select Market. The aggregate intrinsic value of stock options outstanding, stock options exercisable and stock options expected to vest with an exercise price below $24.24 in each case as of December 31, 2009 was $13.3 million, $7.2 million and $5.2 million respectively. At December 31, 2009 the weighted-average remaining contractual life for stock options exercisable and stock options expected to vest was 3.03 years and 5.32 years respectively.

Employee Stock Purchase Plans

The Company allows its employees to purchase as many shares as the employees' withholdings and applicable laws permit. If the market price of the stock at the end of any six-month purchase period is lower than the stock price at the original grant date of the option (the first day of the applicable 24-month offering period), the plan is immediately cancelled after that purchase date and a new two-year plan is established using the then-current stock price as the base purchase price. The Company also allows its employees to increase their payroll withholdings during the offering period. The Company accounts for these increases in employee payroll withholdings and the plan rollover as modifications. The Company recognized $3.8 million, $3.1 million and $5.0 million of such modification expense in 2009, 2008 and 2007, respectively.

Due to an independent review of the Company's historical stock option granting practices and restatement of consolidated financial statements, the Company was precluded from selling shares and suspended its employee payroll withholdings for the purchase of its common stock under the 1998 Purchase Plan for six months in 2007. The Company terminated the six-month purchase period ended January 31, 2007 and no shares were issued for that purchase period. In February 2007, the Company refunded the 1998 Purchase Plan employee contributions totaling approximately $11.6 million. In July 2007, the Company resumed its employee payroll withholdings for the purchase of its common stock under the 1998 Purchase Plan and allowed its employees affected by the earlier suspension to make catch-up payments to their accounts for the lost payroll contributions attributable to the period when the Company was not current in its reporting obligations under the Securities Exchange Act of 1934. The Company also allowed employees to increase their contribution withholding percentages from 15% up to a maximum of 25% of their compensation, subject to applicable U.S. Internal Revenue Service ("IRS") limits, effective August 1, 2007. The Company has accounted for these increases in employee payroll withholdings as modification and recognized $6.3 million, $10.4 million in 2008 and 2007, respectively. There was no such modification expense in 2009.

Restricted Stock Units

The following table summarizes unvested restricted stock units activity:

	Year Ended December 31,					
	2009		2008		2007	
	Shares	Weighted-Average Grant-Date Fair Value	Shares	Weighted-Average Grant-Date Fair Value	Shares	Weighted-Average Grant-Date Fair Value
Unvested at beginning of period	3,678,790	$29.18	4,816,865	$27.32	2,107,327	$20.01
Granted	1,422,162	19.37	1,697,589	31.86	4,262,277	29.23
Vested and settled	(1,206,742)	27.08	(1,316,426)	28.13	(548,510)	22.00
Forfeited	(807,550)	29.53	(1,519,238)	27.25	(1,004,229)	22.98
	3,086,660	$25.39	3,678,790	$29.18	4,816,865	$27.32

As of December 31, 2009, the aggregate intrinsic value of unvested restricted stock units was $74.8 million. The fair values of restricted stock units that vested during 2009, 2008 and 2007 were $24.7 million, $40.7 million and $17.1 million respectively. In 2007, the Compensation Committee approved "market condition" restricted stock units which are eligible to vest upon meeting certain stock-price appreciation and service conditions. As of December 31, 2009, a total of 128,437 "market condition" restricted stock units are unvested. The Company recognized approximately $0.3 million, $0.7 million and $1.4 million of stock-based compensation expense for the market-condition awards in 2009, 2008 and 2007, respectively. In addition, the Company required that certain restricted stock units issued to certain international employees must be settled in cash. As a result, the Company made cash payments of $0.1 million for share-based liabilities in 2009.

Stock Options/Awards Acceleration

In 2009 and 2008, the Company modified certain stock-based awards held by employees affected by divestitures and workforce reductions to accelerate the vesting of twenty-five percent (25%) of each such individual's unvested "in-the-money" stock options and 25% of each such individual's unvested restricted stock units outstanding on the termination dates of such individual's employment. The Company remeasured the fair value of these modified awards and recorded the charges over the requisite future service periods, if any. The modification charges are included as restructuring costs for continuing operations as well as for discontinued operations. During 2009 and 2008 approximately 737 and 1,060 employees respectively were affected by this modification and the Company recognized approximately $2.3 million and $18.3 million respectively of acceleration cost in restructuring, impairments and other charges, net, within the Consolidated Statements of Operations.

In addition, the Company modified certain stock-based awards held by Mr. William A. Roper, Jr., the former chief executive officer. Pursuant to an agreement with Mr. Roper, the Company accelerated the vesting of Mr. Roper's then unvested sign-on options, unvested sign-on restricted stock units, first-year options that would otherwise have vested had Mr. Roper remained employed with the Company through August 8, 2008, and one-third of the first-year restricted stock units. Upon acceleration of vesting of Mr. Roper's stock-based awards, the Company recognized approximately $5.4 million of stock-based compensation in 2008.

In 2007, the Company accelerated the vesting of certain outstanding options to purchase shares of the Company's common stock and restricted stock units held by Mr. Stratton Sclavos, the Company's former Chief Executive Officer; Ms. Dana Evan, the Company's former Chief Financial Officer and certain other employees. The Company accelerated the vesting of all of Mr. Sclavos' unvested stock options and restricted stock units that were scheduled to vest within twenty-four (24) months after his resignation date. The Company accelerated the vesting of twenty-five percent (25%) of Ms. Evan's and certain other employees' unvested restricted stock units and unvested "in-the-money" stock options that had fair market values on the acceleration date in excess of the respective exercise prices and that had the lowest exercise prices of each such individual's then-outstanding options. The Company has accounted for the acceleration of the stock-based awards as a modification and recognized $16.3 million of stock-based compensation.

In 2007, the Company commenced a tender offer (the "Offer") pursuant to which the Company offered to amend or replace outstanding "Eligible Options" (as defined in the Offer) held by current employees of the Company and subject to taxation in the U.S. so that those options would not be subject to adverse tax consequences under Internal Revenue Code Section 409A ("Section 409A"). Each eligible participant had the right to elect to amend his or her Eligible Options to increase the exercise price per share of the Company's common stock, par value $0.001 per share, purchasable thereunder and become eligible to receive a special "Cash Bonus" (as defined in the Offer) from the Company, all upon the terms and subject to the conditions set forth in the Offer. Alternatively, certain tendered Eligible Options were, in lieu of such amendment, canceled and replaced with new options under the Company's 2006 Equity Incentive Plan that have exactly the same terms as the canceled options but have a new grant date and new exercise price, in an effort to avoid adverse tax consequences under Section 409A. The Company paid $6.8 million related to the special "Cash Bonus" during 2008.

Note 14. Income Taxes

Income (loss) from continuing operations before income taxes and loss from unconsolidated entities is categorized geographically as follows:

	Year Ended December 31,		
	2009	2008	2007
	(In thousands)		
U.S.	$178,707	$ 82,970	$(196,696)
Foreign	102,583	29,437	59,585
Total income (loss) from continuing operations before income taxes and loss from unconsolidated entities	$281,290	$112,407	$(137,111)

The provision for income taxes consisted of the following:

	Year Ended December 31,		
	2009	2008	2007
	(In thousands)		
Continuing operations:			
Current (expense) benefit:			
Federal	$(36,754)	$ (1,261)	$ (7,519)
State	12,237	(3,699)	(1,413)
Foreign, including foreign withholding tax	(17,011)	(13,370)	(19,997)
	(41,528)	(18,330)	(28,929)
Deferred (expense) benefit:			
Federal	(44,560)	(23,070)	16,344
State	(4,766)	(3,819)	4,910
Foreign	10,749	6,022	11,126
	(38,577)	(20,867)	32,380
Income tax (expense) benefit	(80,105)	(39,197)	3,451
Total income tax (expense) benefit from continuing operations	$(80,105)	$(39,197)	$ 3,451
Income tax expense from discontinued operations	$(10,353)	$(14,701)	$(14,811)

The Company's income taxes payable have been reduced by the tax benefits from employee stock options and employee stock purchase plan exercises. The company receives an income tax benefit calculated as the difference between the fair market value of the stock issued at the time of exercise and the option price, tax effected. If an incremental tax benefit is realized as a reduction of income tax payable, such excess tax benefit is recognized as an increase to additional paid-in capital. The excess tax benefits from employee stock option transactions were $16.0 million and $26.6 million and $7.8 million in 2009, 2008 and 2007, respectively.

The difference between income tax expense or benefit and the amount resulting from applying the federal statutory rate of 35% to income (loss) from continuing operations before income taxes and loss from unconsolidated entities is attributable to the following:

	Year Ended December 31,		
	2009	2008	2007
	(In thousands)		
Income tax (expense) benefit at federal statutory rate	$(98,429)	$(39,423)	$ 48,119
State taxes, net of federal benefit	4,725	(4,440)	1,935
Differences between statutory rate and foreign effective tax rate	12,314	2,195	3,854
Non-deductible stock-based compensation	(3,839)	(2,813)	(1,213)
Change in valuation allowance	—	15,347	(1,131)
Research and experimentation credit	1,657	835	4,407
IRS audit adjustments	—	(12,679)	—
Impairment of goodwill	2,531	(13,454)	(54,342)
Uncertain tax positions	3,154	16,151	(2,075)
Other	(2,218)	(916)	3,897
	$(80,105)	$(39,197)	$ 3,451

During 2009, the State of California enacted changes in tax laws that are expected to have a beneficial impact on the Company's effective tax rate beginning in 2011. As a result, the Company revalued its state deferred tax assets that are expected to reverse after the effective date of the change, and recognized an income tax benefit of $4.9 million in state taxes for 2009.

During 2009, the Company agreed with the California Franchise Tax Board's decisions related to the audit of the years ended December 31, 2003 to December 31, 2005 and recorded an income tax benefit of $3.4 million in state taxes for 2009.

The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and liabilities are as follows:

	As of December 31,	
	2009	2008
	(In thousands)	
Deferred tax assets:		
Net operating loss carryforwards	$ 13,916	$ 12,379
Deductible goodwill and intangible assets	94,783	112,164
Tax credit carryforwards	4,277	8,663
Property and equipment	—	18,903
Deferred revenue, accruals and reserves	155,855	158,268
Capital loss carryforwards and book impairment of investments	31,749	33,202
Other	7,729	8,391
Total deferred tax assets	308,309	351,970
Valuation allowance	(33,065)	(37,534)
Net deferred tax assets	275,244	314,436
Deferred tax liabilities:		
Property and equipment	$ (5,201)	$ —
Deferred revenue, accruals and reserves	(488)	(5,971)
Non-deductible acquired intangibles	(7,985)	(17,520)
Convertible debentures	(322,190)	(295,501)
Other	(8,114)	(2,804)
Total deferred tax liabilities	(343,978)	(321,796)
Total net deferred tax liabilities	$ (68,734)	$ (7,360)

As of December 31, 2009, the Company had deferred tax assets arising from deductible temporary differences, tax losses, and tax credits of $308.3 million before the offset of certain deferred liabilities. With the exception of certain deferred tax assets related to book impairments on investments and certain foreign net operating loss carryforwards, management believes it is more likely than not that forecasted income, including income that may be generated as a result of certain tax planning strategies, together with the tax effects of the deferred tax liabilities, will be sufficient to fully recover the remaining deferred tax assets. During 2009, the Company released a valuation allowance of approximately $1.6 million related to the utilization of foreign net operating loss carryforwards and reduced the valuation allowance by $2.3 million upon the sale of a foreign subsidiary.

As of December 31, 2009, the Company had federal, state and foreign net operating loss carryforwards of approximately $457.4 million, $681.8 million and $31.9 million, respectively. The Company had federal research tax credits and alternative minimum tax credits available for future years of approximately $34.8 million and $11.4 million, respectively. The Company had state research tax credits and alternative minimum tax credits of approximately $18.8 million and $0.7 million, respectively. Certain net operating loss carryforwards and credits are subject to an annual limitation under Internal Revenue Code Section 382, but are expected to be fully realized. In future periods, an aggregate amount of $225.1 million will be recorded to stockholders' equity when stock option-related attributes are utilized to reduce future cash tax payments. The federal and state net operating loss and federal tax credit carryforwards expire in various years from 2010 through 2029. Most state tax credit carryforwards can be carried forward indefinitely. Some of the Company's foreign net operating loss carryforwards do not expire, but could be subject to future restrictions based on changes in the business or ownership of the foreign subsidiary. Other foreign net operating loss carryforwards will expire in 2015 through 2028.

Deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries. The amount of such earnings at December 31, 2009 was $201.7 million. These earnings have been permanently reinvested and the Company does not plan to initiate any action that would precipitate the payment of income taxes thereon. It is not practicable to estimate the amount of additional tax that might be payable on the undistributed foreign earnings.

The Company is subject to tax holidays in Switzerland and India. In Switzerland, the tax holidays provide lower rates of taxation on certain types of income and also require certain thresholds of investment and employment. In Switzerland, the tax holiday on certain income types expires in 2011 and the tax holiday on remaining income types expires in 2015. In India, the Company qualifies for the Software Technology Park of India ("STPI") tax program with respect to its research and development activities. This exemption expires on March 31, 2010. Notwithstanding qualification for this exemption, the Company is subject to minimum alternative tax rules in India which override the STPI regime and subject the Company to minimum tax on qualifying income at a rate of 11.33%. Due to net operating loss carryforwards from prior years, the tax holidays have an immaterial impact on the Company's earnings per share for 2009, 2008 and 2007.

The Company maintains liabilities for uncertain tax positions. These liabilities involve considerable judgment and estimation and are continuously monitored by management based on the best information available including changes in tax regulations and other information. A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

	As of December 31,	
	2009	2008
	(In thousands)	
Gross unrecognized tax benefits at January 1	$31,998	$ 45,267
Increases in tax positions for prior years	—	25,235
Decreases in tax positions for prior years	(3,986)	(31,414)
Increases in tax positions for current year	8,425	5,195
Settlements	—	(2,949)
Lapse in statute of limitations	(6,417)	(9,336)
Gross unrecognized tax benefits at December 31	$30,020	$ 31,998

As of December 31, 2009, approximately $29.0 million of unrecognized tax benefits, including penalties and interest could affect the Company's tax provision and effective tax rate.

In accordance with its accounting policy, the Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of tax expense. During 2009, 2008 and 2007, the Company recognized interest and penalties of approximately ($2.7) million, $1.5 million, and $2.4 million, respectively. The Company had accrued approximately $1.7 million and $4.4 million for the payment of interest and penalties at December 31, 2009 and 2008, respectively.

The Company's major taxing jurisdictions are the Internal Revenue Service, the California Franchise Tax Board, the Japan National Tax Agency and the State of Virginia Department of Revenue. The Company's income tax returns are not currently under income tax examination by the Internal Revenue Service or the Virginia Department of Revenue. The Company's income tax return is currently under income tax examination by the California Franchise Tax Board for the year ended December 31, 2005. Because the Company uses historic net operating loss carryforwards and other tax attributes to offset its taxable income in current and future years' income tax returns for U.S. Federal, California and Virginia, such attributes can be adjusted by these taxing authorities until the statute closes on the year in which such attributes were utilized. The Company is not currently under examination by the Japan National Tax Agency. The years which remain subject to examination by the Japan National Tax Agency are those ended on December 31, 2007 and forward. The balance of the gross unrecognized tax benefits is not expected to materially change in the next 12 months.

Note 15. Commitments and Contingencies

Leases

VeriSign leases a portion of its facilities under operating leases that extend through 2017, and subleases a portion of its office space to third parties. The minimum lease payments under non-cancelable operating leases and the future minimum contractual sublease income as of December 31, 2009, are as follows:

	Operating Lease Payments	Sublease Income	Net Lease Payments
	(In thousands)		
2010	$23,451	$(1,636)	$21,815
2011	13,458	(1,644)	11,814
2012	8,044	(1,195)	6,849
2013	7,643	(1,072)	6,571
2014	7,532	(780)	6,752
Thereafter	9,361	(1,277)	8,084
Total	$69,489	$(7,604)	$61,885

Future operating lease payments include payments related to leases on excess facilities included in VeriSign's restructuring plans.

Net rental expenses under operating leases for 2009, 2008 and 2007 were $22.1 million, $19.9 million and $18.7 million respectively. VeriSign has subleased offices to various companies under non-cancelable operating leases. VeriSign received payments of $1.9 million in 2009, $1.2 million in 2008, and $0.1 million in 2007.

Purchase Obligations and Contractual Agreements

The following table represents the minimum payments required by VeriSign under certain purchase obligations, the contractual agreement with the Internet Corporation for Assigned Names and Numbers ("ICANN"), the *.tv* Agreement with the Government of Tuvalu, and the interest payments and principal on the Convertible Debentures:

	Purchase Obligations	ICANN Agreement	*.tv* Agreement	Convertible Debentures	Total
	(In thousands)				
2010	$17,421	$18,000	$ 2,000	$ 40,625	$ 78,046
2011	10,521	18,000	2,000	40,625	71,146
2012	4,776	16,500	2,000	40,625	63,901
2013	—	—	2,000	40,625	42,625
2014	—	—	2,000	40,625	42,625
Thereafter	—	—	4,000	2,184,375	2,188,375
Total minimum payments	$32,718	$52,500	$14,000	$2,387,500	$2,486,718

The amounts in the table above exclude $29.0 million of income tax related uncertain tax positions, as the Company is unable to reasonably estimate the ultimate amount or time of settlement of those liabilities.

The Company has entered into agreements with buyers of certain divested businesses, for which it continues to be responsible for certain contingent liabilities and transition services after their divestiture. The Company might incur costs and expenses associated with the resolution of these contingent liabilities. In addition, the transition services may be required for periods longer than initially anticipated by management and may be costlier to complete when compared to the payments that will be received from the buyers for these transition services.

VeriSign enters into certain purchase obligations with various vendors. The Company's significant purchase obligations primarily consist of firm commitments with telecommunication carriers and other service providers. The Company does not have any significant purchase obligations beyond 2012.

In 2006, the Company entered into a contractual agreement with ICANN to be the sole registry operator for domain names in the *.com* top-level domain through November 30, 2012. Under the agreement, the Company paid ICANN, registry level fees of $15.0 million in 2009 and $10.0 million in 2008. Beginning in 2009, the agreement provides for contingent payments upon meeting certain criteria based on growth in the number of annual domain name registrations. The Company has met the criteria, and as a result, its contractual payments will increase to the amounts as listed in the table above for the respective future periods.

In 2001, the Company entered into an amended contractual agreement with the Government of Tuvalu to be the sole registry operator for *.tv* domain names through December 31, 2016. Pursuant to the terms of this agreement, in 2009 and in 2008, the Company paid the Tuvalu government a total of $2.0 million annually in registry fees.

In August 2007, the Company issued $1.25 billion principal amount of 3.25% convertible debentures due August 15, 2037. The Company will pay cash interest at an annual rate of 3.25% payable semiannually on February 15 and August 15 of each year, until maturity.

Legal Proceedings

On July 6, 2006, a stockholder derivative complaint (Parnes v. Bidzos, et al., and VeriSign) was filed against VeriSign in the U.S. District Court for the Northern District of California, as a nominal defendant, and certain of its current and former directors and executive officers related to certain historical stock option grants. The complaint seeks unspecified damages on behalf of VeriSign, constructive trust and other equitable relief. Two other derivative actions were filed, one in the U.S. District Court for the Northern District of California (Port Authority v. Bidzos, et al., and VeriSign), and one in the Superior Court of the State of California, Santa Clara County (Port Authority v. Bidzos, et al., and VeriSign) on August 14, 2006. The state court derivative action is stayed pending resolution of the federal actions. The current directors and officers named in this state action are D. James Bidzos, William L. Chenevich, Roger H. Moore and Louis A. Simpson. The Company is named as a nominal defendant in these actions. The federal actions have been consolidated and plaintiffs filed a consolidated complaint on November 20, 2006 ("Federal Action"). The current directors and officers named in this consolidated Federal Action are D. James Bidzos, William L. Chenevich, Roger H. Moore, Louis A. Simpson and Timothy Tomlinson. Motions to dismiss the consolidated federal court complaint were heard on May 23, 2007. Those motions were granted on September 14, 2007. On November 16, 2007, a second amended shareholder derivative complaint was filed in the Federal Action wherein the Company was again named as a nominal defendant. By stipulation and Court order, defendants' obligation to respond to the second amended shareholder derivative complaint has been continued pending informal efforts by the parties to resolve the Federal Action. The parties have reached an agreement to resolve the option grant related matters. The Federal Action is subject to approval of the U.S. District Court for the Northern District of California. A motion for preliminary approval was filed on January 27, 2010 and the motion is scheduled to be heard on March 3, 2010. The parties have agreed that upon final approval of the settlement and dismissal of the Federal Action the parallel state court proceedings will be dismissed.

On May 15, 2007, a putative class action (Mykityshyn v. Bidzos, et al., and VeriSign) was filed in Superior Court for the State of California, Santa Clara County, naming the Company and certain current and former officers and directors, alleging false representations and disclosure failures regarding certain historical stock option grants. The plaintiff purports to represent all individuals who owned the Company's common stock between April 3, 2002, and August 9, 2006. The complaint seeks rescission of amendments to the 1998 and 2006 Option Plans and the cancellation of shares added to the 1998 Option Plan. The complaint also seeks to enjoin the Company from granting any stock options and from allowing the exercise of any currently outstanding options granted under the 1998 and 2006 Option Plans. The complaint seeks an unspecified amount of compensatory damages, costs and attorneys fees. The identical case was filed in the Superior Court for the State of California, Santa Clara County under a separate name (Pace v. Bidzos, et al., and VeriSign) on June 19, 2007, and on October 3, 2007 (Mehdian v. Bidzos, et al.). On December 3, 2007, a consolidated complaint was filed in Superior Court for the State of California, Santa Clara County. The current directors and officers named in this consolidated class action are D. James Bidzos, William L. Chenevich, Roger H. Moore and Louis A. Simpson. VeriSign and the individual defendants dispute all of these claims. Defendants' collective pleading challenges to the putative consolidated class action complaint were granted with leave to amend in August 2008. By stipulation and Court order, plaintiff's obligation to file an amended consolidated class action complaint has been continued pending informal efforts by the parties to resolve the action. The parties have reached an agreement to resolve all of the option grant related matters. The Federal Action is subject to approval of the U.S. District Court for the Northern District of California. A motion for preliminary approval was filed on January 27, 2010 in that court and the motion is scheduled to be heard on March 3, 2010. The parties have agreed that upon final approval of the settlement and dismissal of the Federal Action the parallel state court proceedings will be dismissed.

On November 7, 2006, a judgment was entered against VeriSign by a trial court in Terni, Italy, in the matter of Penco v. VeriSign, Inc. in the amount of Euro 5.8 million plus fees arising from a lawsuit brought by a former consultant who claimed to be owed commissions. The Company was granted a stay on execution of the judgment and the Company filed an appeal. On July 9, 2008, the appellate court rejected all of plaintiff's claims. On or about April 2, 2009, plaintiff filed an appeal in the Supreme Court of Cassation, Rome, Italy. VeriSign filed a Writ of Reply on May 5, 2009.

On May 31, 2007, plaintiffs Karen Herbert, et al., on behalf of themselves and a nationwide class of consumers ("*Herbert*"), filed a complaint against VeriSign, m-Qube, Inc., and other defendants alleging that defendants collectively operate an illegal lottery under the laws of multiple states by allowing viewers of the NBC television show "Deal or No Deal" to incur premium text message charges in order to participate in an interactive television promotion called "Lucky Case Game." The lawsuit is pending in the U.S. District Court for the Central District of California, Western Division. On June 5, 2007, plaintiffs Cheryl Bentley, et al., on behalf of themselves and a nationwide class of consumers ("*Bentley*"), filed a complaint against VeriSign, m-Qube, Inc., and other defendants alleging that defendants collectively operate an illegal lottery under the laws of multiple states by allowing viewers of the NBC television show "The Apprentice" to incur premium text message charges in order to participate in an interactive television promotion called "Get Rich With Trump." The Bentley matter is currently stayed. A motion to dismiss the ruling in Herbert is on appeal in the U.S. Court of Appeals for the Ninth Circuit.

On September 12, 2008, Leon Stambler filed a declaratory judgment complaint against VeriSign in the U.S. District Court for the Eastern District of Texas. The complaint seeks an order permitting Stambler to proceed with patent infringement actions against VeriSign SSL certificate customers in actions in which VeriSign is not a party in view of Stambler's prior unsuccessful action in 2003 against VeriSign on the same patents in which a verdict was returned against Stambler and a judgment was entered thereon. VeriSign has received requests to indemnify certain SSL certificate customers in the patent infringement actions brought by Stambler. VeriSign and Stambler entered into a confidential settlement agreement on June 1, 2009. Certain indemnity requests from customers are still pending. The declaratory judgment complaint against VeriSign was dismissed on June 8, 2009.

On June 5, 2009, the U.S. Court of Appeals for the Ninth Circuit reversed and remanded a district court order dismissing a second amended complaint filed by plaintiff Coalition for ICANN Transparency, Inc. ("CFIT"). CFIT filed its initial complaint and an application for a temporary restraining order against VeriSign and Internet Corporation for Assigned Names and Numbers ("ICANN") in the U.S. District Court for the Northern District of California on November 28, 2005, asserting claims under Sections 1 and 2 of the Sherman Antitrust Act (the "Sherman Act"), the Cartwright Act, and Cal. Bus. & Prof. Code § 17200. The district court denied CFIT's application for a temporary restraining order on November 30, 2005. Shortly after the action was initiated and CFIT's application was denied, the district court granted defendants' Motion for Judgment on the Pleadings on February 28, 2006, with leave to amend. CFIT filed a First Amended Complaint on March 14, 2006. The Court granted defendants' Motion to Dismiss the First Amended Complaint, with leave to amend, on December 8, 2006. CFIT filed a Second Amended Complaint on December 28, 2006; ICANN was not included as a defendant in the Second Amended Complaint. The Second Amended Complaint, which VeriSign has not yet answered, asserted claims, among others, under Sections 1 and 2 of the Sherman Act against VeriSign, challenging in part VeriSign's conduct in entering into, and the pricing, renewal and certain other terms of, the *.com* and *.net* registry agreements with ICANN. The same renewal and pricing terms in the *.com* registry agreement are incorporated by reference in the Cooperative Agreement between VeriSign and the U.S. Department of Commerce, which approved the *.com* Registry Agreement as in the public interest. The Court granted VeriSign's Motion to Dismiss the Second Amended Complaint on May 14, 2007, without leave to amend, and entered judgment for VeriSign. CFIT filed a Notice of Appeal to the U.S. Court of Appeals for the Ninth Circuit on June 13, 2007. After briefing, the appeal was argued on December 8, 2008. The Ninth Circuit filed its Opinion reversing and remanding the dismissal of the Second Amended Complaint on June 5, 2009. VeriSign filed a motion for rehearing in the Ninth Circuit on July 2, 2009.

VeriSign is involved in various other investigations, claims and lawsuits arising in the normal conduct of its business, none of which, in its opinion will have a material effect on its business. The Company cannot assure you that it will prevail in any litigation. Regardless of the outcome, any litigation may require the Company to incur significant litigation expense and may result in significant diversion of management attention.

Indemnifications

VeriSign enters into indemnification agreements with many of its customers and certain other business partners in the ordinary course of business. In addition, certain indemnifications agreements were entered into in connection with the divestiture of certain businesses.

Some agreements indemnify the customer, business partner or buyer, as applicable, against claims brought by third-parties that allege a VeriSign product infringes a patent, copyright or trademark, misappropriates a trade secret, or violates other proprietary rights of that third-party. These indemnification obligations may be subject to limits as specified in the agreement. It is not possible to estimate the maximum potential amount of future payments VeriSign could be required to make under these indemnification agreements.

The Company maintains insurance policies that may enable VeriSign to recover a portion of the expenses related to certain indemnification claims.

Off-Balance Sheet Arrangements

As of December 31, 2009 and 2008, the Company did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, the Company is not exposed to any financing, liquidity, market or credit risk that could arise if the Company had engaged in such relationships.

It is not the Company's business practice to enter into off-balance sheet arrangements. However, in the normal course of business, the Company does enter into contracts in which it makes representations and warranties that guarantee the performance of the Company's products and services. Historically, there have been no significant losses related to such guarantees. The Company's Facility allows for the issuance of letters of credit up to a maximum limit of $50.0 million. As of December 31, 2009, and 2008, the Company had utilized $1.7 million and $1.4 million, respectively, for outstanding letters of credit under the Facility relating to a building lease agreement and workers' compensation.

Note 16. Segment Information

Description of Segments

The Company's business consists of two reportable segments: (1) 3IS which consists of Naming Services and Authentication Services; and (2) Other Services, which consists of the continuing operations of CPS, the remaining non-core business, and legacy products and services from divested businesses. The segments were determined based on how the chief operating decision maker ("CODM") views and evaluates VeriSign's operations. VeriSign's Chief Executive Officer has been identified as the CODM. Other factors, including customer base, homogeneity of products, technology and delivery channels, were also considered in determining the reportable segments.

Naming Services is the authoritative directory provider of all *.com, .net, .cc, .tv, .name, .jobs* and *.edu* domain names. Authentication Services is comprised of Business Authentication Services and User Authentication Services. Business Authentication Services enable enterprises and Internet merchants to implement and operate secure networks and websites that utilize Secure Socket Layer ("SSL") protocol. Business Authentication Services provide customers the means to authenticate themselves to their end users and website visitors and to encrypt transactions and communications between client browsers and Web servers. User Authentication Services includes identity protection services, fraud detection services, managed PKI services, and unified authentication services. User Authentication Services are intended to help enterprises secure intranets, extranets and other applications and devices, and provide authentication credentials.

The Company is in the process of winding-down the operations of its non-core CPS business. The legacy products and services from divested businesses primarily include the following: the Company's Jamba subsidiary which provided mobile entertainment to customers; RDS business, which offered point-of-sale data information for retail, pharmaceutical and consumer goods customers; and the CDN business, which offered broadband content services that enable the delivery of high-quality video and other rich media securely and efficiently at a very large scale.

The following table presents the results of VeriSign's reportable segments:

	3IS	Other Services	Total Revenues
		(In thousands)	
Year ended December 31, 2009			
Revenues:			
Naming Services	$ 615,947	$ —	$ 615,947
Authentication Services	410,064	—	410,064
Other Services	—	4,608	4,608
Total revenues	1,026,011	4,608	1,030,619
Cost of revenues	201,989	5,237	207,226
	$ 824,022	$ (629)	$ 823,393
Year ended December 31, 2008			
Revenues:			
Naming Services	$ 549,011	$ —	$ 549,011
Authentication Services	398,728	—	398,728
Other Services	—	17,009	17,009
Total revenues	947,739	17,009	964,748
Cost of revenues	167,367	6,498	173,865
	$ 780,372	$10,511	$ 790,883
Year ended December 31, 2007			
Revenues:			
Naming Services	$ 446,661	$ —	$ 446,661
Authentication Services	348,455	—	348,455
Other Services	—	55,393	55,393
Total revenues	795,116	55,393	850,509
Cost of revenues	122,795	27,105	149,900
	$ 672,321	$28,288	$ 700,609

A reconciliation of the totals reported for the reportable segments to the applicable line items in the Consolidated Financial Statements is as follows:

	Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
Total revenues from reportable segments	$1,030,619	$964,748	$ 850,509
Total cost of revenues from reportable segments	207,226	173,865	149,900
Unallocated operating expenses (1)	509,666	727,285	932,127
Operating income (loss)	313,727	63,598	(231,518)
Other (loss) income, net	(32,437)	48,809	94,407
Income (loss) from continuing operations before income taxes and loss from unconsolidated entities	$ 281,290	$112,407	$(137,111)

(1) Unallocated operating expenses include unallocated cost of revenues, sales and marketing, research and development, general and administrative, restructuring, impairments and other charges, net, and amortization of other intangible assets.

Geographic Revenues

The Company operates in the U.S.; Australia, Japan and other Asia Pacific countries ("APAC"); Europe, the Middle East and Africa ("EMEA"); and certain other countries, including Canada and Latin American countries.

The following table represents a comparison of the Company's geographic revenues:

	Year Ended December 31,		
	2009	2008	2007
	(In thousands)		
U.S	$ 592,774	$562,785	$490,084
APAC	193,560	179,773	152,894
EMEA	168,540	156,694	150,146
Other	75,745	65,496	57,385
Total revenues	$1,030,619	$964,748	$850,509

Revenues are generally attributed to the country of domicile and the respective regions in which the Company's customers are located.

The following table presents a comparison of property and equipment, net of accumulated depreciation, by geographic region:

	As of December 31,	
	2009	2008
	(In thousands)	
U.S.	$380,732	$357,607
APAC	13,154	19,176
EMEA	9,898	8,686
Other	37	29
Total property and equipment, net	$403,821	$385,498

Assets are not tracked by segment and the chief operating decision maker does not evaluate segment performance based on asset utilization.

Major Customers

One customer accounted for approximately 16%, 13% and 11% of revenues from continuing operations in 2009, 2008 and 2007, respectively. No customer accounted for 10% or more of accounts receivable in 2009, 2008 or 2007.

Note 17. Fair Value of Financial Instruments

The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

- Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2: Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- Level 3: Unobservable inputs reflecting the Company's own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

The Company measures and reports certain financial assets and liabilities at fair value on a recurring basis, including its investments in money market funds classified as cash equivalents, foreign currency forward contracts, equity investments in other public companies, and a contingent interest derivative associated with its Convertible Debentures.

Assets and liabilities measured at fair value on a recurring basis:

	Total Fair Value as of December 31, 2009	Fair Value Measurement Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In thousands)		
Assets:				
Investments in money market funds	$736,459	$736,459	$—	$ —
Equity investment	185	185	—	—
Foreign currency forward contracts	932	—	932	—
Total	$737,576	$736,644	$932	$ —
Liabilities:				
Contingent interest derivative on Convertible Debentures	$ 10,000	$ —	$—	$10,000
Total	$ 10,000	$ —	$—	$10,000

	Total Fair Value as of December 31, 2008	Fair Value Measurement Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In thousands)		
Assets:				
Investments in money market funds	$584,358	$584,358	$ —	$ —
Equity investment	260	260	—	—
Total	$584,618	$584,618	$ —	$ —
Liabilities:				
Foreign currency forward contracts	$ 1,144	$ —	$1,144	$ —
Contingent interest derivative on Convertible Debentures	10,549	—	—	10,549
Total	$ 11,693	$ —	$1,144	$10,549

The fair value of the Company's investments in certain money market funds approximates their face value. Such instruments are classified as Level 1 and are included in Cash and cash equivalents.

The fair value of the Company's foreign currency forward contracts is based on foreign currency rates quoted by banks or foreign currency dealers and other public data sources. Such instruments are included in Accounts payable and accrued liabilities. The Company recorded unrealized gains and losses related to changes in the fair value of its foreign currency forward contracts in Other (loss) income, net. The Company recorded an unrealized gain of $2.1 million, an unrealized loss of $1.2 million and an unrealized loss of $0.3 million in 2009, 2008 and 2007, respectively, related to changes in the fair value of its foreign currency forward contracts.

Equity investment relates to the Company's investment in equity securities of a public company. The fair value of this investment is based on the quoted market prices of the underlying shares. Such investment is included in Prepaid expenses and other current assets.

The Company's Convertible Debentures have contingent interest payments that are required to be accounted for separately from the debt instrument, at fair value at the end of each reporting period, with gains and losses reported in Other (loss) income, net. The Company has utilized a valuation model based on simulations of stock prices, interest rates, credit ratings and bond prices to estimate the value of the derivative. The inputs to the model include risk adjusted interest rates, volatility and average yield curve observations and stock price. As several significant inputs are not observable, the overall fair value measurement of the derivative is classified as Level 3.

The following table summarizes the change in the fair value of the Company's Level 3 contingent interest derivative on Convertible Debentures for 2009 and 2008:

	(In thousands)
Fair value at December 31, 2007	$14,165
Unrealized gain on contingent interest derivative on Convertible Debentures	(3,616)
Fair value at December 31, 2008	10,549
Unrealized gain on contingent interest derivative on Convertible Debentures	(549)
Fair value at December 31, 2009	$10,000

Assets and liabilities measured at fair value on a nonrecurring basis:

At the end of each fiscal quarter in 2009 the Company measured its disposal groups held for sale in Note 4, "Assets Held for Sale and Discontinued Operations," at the lower of their carrying amounts or fair value less costs to sell and recorded some of those disposal groups held for sale at their fair values less costs to sell. The fair value measurements for all the disposal groups held for sale were made using significant unobservable inputs (Level 3).

During the third quarter of 2009 the Company recorded its *.name* gTLD intangible asset in Note 7, "Goodwill and Other Intangible Assets," at its fair value. The fair value measurement for the *.name* gTLD intangible asset was made using significant unobservable inputs (Level 3).

Other

The fair value of other financial instruments, carried at cost in the balance sheet, including accounts receivable, restricted cash and investments, and accounts payable, approximates the carrying amount, which is the amount for which the instrument could be exchanged in a current transaction between willing parties. The fair value of the Company's Convertible Debentures at December 31, 2009, is $1.1 billion, and is based on quoted market prices.

Note 18. Related Party Transactions

The following table shows a comparison of revenues recognized from unconsolidated entities:

	As of December 31,		
	2009	2008	2007
	(In thousands)		
Revenues from unconsolidated entities	$—	$9,626	$10,212

VeriSign recognized revenues of $9.6 million and $10.2 million in 2008 and 2007, respectively, from a service agreement with its investments in unconsolidated entities related to the Jamba joint ventures. In October 2008, VeriSign sold its remaining 49% ownership interest in the Jamba joint ventures and settled all amounts receivable from the Jamba joint ventures.

Note 19. Other (Loss) Income, Net

The following table presents the components of Other (loss) income, net:

	Year Ended December 31,		
	2009	2008	2007
	(In thousands)		
Interest income	$ 4,371	$ 16,375	$ 47,074
Interest expense	(47,351)	(44,391)	(18,563)
Net loss on sale and impairment of investments	(136)	(6,364)	(1,788)
Net gain on divestiture of businesses and joint ventures	908	80,538	71,216
Unrealized gain on joint venture call options	—	—	10,926
Unrealized gain (loss) on contingent interest derivative on Convertible Debentures	549	3,616	(15,301)
Income from transition services agreements	4,944	3,641	—
Other, net	4,278	(4,606)	843
Total other (loss) income, net	$(32,437)	$ 48,809	$ 94,407

Interest income is earned principally from the investment of VeriSign's surplus cash balances. Interest expense is principally incurred on Convertible Debentures. Income from transition services agreements includes fees generated from services provided to the purchasers of the divested businesses for a certain period of time to ensure and facilitate the transfer of business operations for those businesses. Other, net, in 2009, includes the net effect of foreign currency gains or losses and $3.3 million received from Certicom Corporation ("Certicom") due to the termination of the acquisition agreement entered into with Certicom. Other, net, in 2008 includes the net effect of foreign currency gains or losses. The net gain on divestitures of businesses and joint ventures in 2008 and 2007 were primarily related to the divestiture of the Company's 49% ownership interest in the Jamba joint ventures in 2008 and the divestiture of the Company's 51% ownership interest in its wholly-owned Jamba subsidiary in 2007.

Note 20. Subsequent Events

In January 2010, we received a distribution of $8.4 million from the Primary Fund. As of February 26, 2010, the Company has an aggregate of $12.5 million held by the Primary Fund and the International Fund.

In February 2010, the Company repurchased approximately 1.9 million shares of its common stock at an average stock price of $23.77 per share for an aggregate cost of $44.3 million under the 2008 Share Buyback Program. As a result, approximately $652.9 million is available for repurchase of its common stock under the 2008 Share Buyback Program.

As required under Item 15—Exhibits and Financial Statement Schedules, the exhibits filed as part of this report are provided in this separate section. The exhibits included in this section are as follows:

Exhibit Number	Exhibit Description
10.61	Employment Offer Letter between the Registrant and Christine C. Brennan dated December 22, 2009.
21.01	Subsidiaries of the Registrant
23.01	Consent of Independent Registered Public Accounting Firm
24.01	Powers of Attorney (Included on Page 78 as part of the signature pages hereto)
31.01	Certification of President and Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a)
31.02	Certification of Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a)
32.01	Certification of President and Chief Executive Officer pursuant to Exchange Act Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the U.S. Code (18 U.S.C. 1350)**
32.02	Certification of Chief Financial Officer pursuant to Exchange Act Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the U.S. Code (18 U.S.C. 1350)**
101.INS	XBRL Instance Document. ***
101.SCH	XBRL Taxonomy Extension Schema. ***
101.CAL	XBRL Taxonomy Extension Calculation Linkbase. ***
101.DEF	XBRL Taxonomy Extension Definition Linkbase. ***
101.LAB	XBRL Taxonomy Extension Label Linkbase. ***
101.PRE	XBRL Taxonomy Extension Presentation Linkbase. ***

** As contemplated by SEC Release No. 33-8212, these exhibits are furnished with this Annual Report on Form 10-K and are not deemed filed with the Securities and Exchange Commission and are not incorporated by reference in any filing of VeriSign, Inc. under the Securities Act of 1933 or the Securities Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in such filings.

*** Furnished herewith.



VeriSign, Inc.
487 East Middlefield Road
Mountain View, California 94043-4047

April 14, 2010

To Our Stockholders:

You are cordially invited to attend the 2010 Annual Meeting of Stockholders of VeriSign, Inc. ("VeriSign") to be held at our corporate offices located at 487 East Middlefield Road, Mountain View, California 94043-4047 on Thursday, May 27, 2010 at 10:00 a.m., Pacific Time (the "Meeting").

The matters expected to be acted upon at the Meeting are described in detail in the following *Notice of the 2010 Annual Meeting of Stockholders and Proxy Statement.*

We have implemented a U.S. Securities and Exchange Commission rule that requires companies to furnish their proxy materials over the Internet. As a result, we are mailing to our stockholders a Notice of Internet Availability of Proxy Materials instead of a paper copy of our annual report to security holders, which includes our Annual Report on Form 10-K for the year ended December 31, 2009 (collectively, the "Annual Report") and this proxy statement. The Notice of Internet Availability of Proxy Materials contains instructions on how to access those documents over the Internet. The Notice of Internet Availability of Proxy Materials also contains instructions on how each stockholder can receive a paper copy of our proxy soliciting materials, including this notice and proxy statement, our Annual Report and a form of proxy card or voting instruction card. We believe that this new process will conserve natural resources and reduce the costs of printing and distributing our proxy materials.

It is important that you use this opportunity to take part in the affairs of VeriSign by voting on the business to come before this meeting. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE THE PROXY ELECTRONICALLY OR BY PHONE AS DESCRIBED ON THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS AND UNDER "INTERNET AND TELEPHONE VOTING" IN THE ATTACHED PROXY STATEMENT, OR ALTERNATIVELY, IF RECEIVING PAPER COPIES OF PROXY MATERIALS, DATE, SIGN AND PROMPTLY RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE SO THAT YOUR SHARES MAY BE REPRESENTED AT THE MEETING. Returning or completing the Proxy does not deprive you of your right to attend the Meeting and to vote your shares in person.

We look forward to seeing you at our 2010 Annual Meeting of Stockholders.

Sincerely,

D. James Bidzos
Chairman of the Board of Directors and Executive Chairman

Mark D. McLaughlin
President and Chief Executive Officer

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VERISIGN, INC.
487 East Middlefield Road
Mountain View, California 94043-4047

Notice of the 2010 Annual Meeting of Stockholders

TO OUR STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that the 2010 Annual Meeting of Stockholders of VeriSign, Inc. will be held at our corporate offices located at 487 East Middlefield Road, Mountain View, California 94043-4047 on Thursday, May 27, 2010 at 10:00 a.m., Pacific Time. The 2010 Annual Meeting of Stockholders is being held for the following purposes:

1. To elect eight directors of VeriSign, Inc., each to serve until the next annual meeting, or until a successor has been elected and qualified or until the director's earlier resignation or removal.

2. To approve our Annual Incentive Compensation Plan.

3. To ratify the selection of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2010.

4. To transact such other business as may properly come before the 2010 Annual Meeting of Stockholders or any adjournment thereof.

The foregoing items of business are more fully described in the proxy statement accompanying this Notice.

Only stockholders of record at the close of business on March 31, 2010 are entitled to notice of and to vote at the 2010 Annual Meeting of Stockholders or any adjournment thereof.

By Order of the Board of Directors,

Richard H. Goshorn
Secretary

Mountain View, California
April 14, 2010

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE THE PROXY ELECTRONICALLY OR BY PHONE AS DESCRIBED ON THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS AND UNDER "INTERNET AND TELEPHONE VOTING" IN THE ATTACHED PROXY STATEMENT, OR ALTERNATIVELY, IF RECEIVING PAPER COPIES OF PROXY MATERIALS, COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE SO THAT YOUR SHARES MAY BE REPRESENTED AT THE MEETING.

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TABLE OF CONTENTS

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VERISIGN, INC.
487 East Middlefield Road
Mountain View, California 94043-4047

PROXY STATEMENT FOR THE 2010 ANNUAL MEETING OF STOCKHOLDERS

April 14, 2010

The accompanying proxy is solicited on behalf of the Board of Directors (the "Board") of VeriSign, Inc. ("VeriSign" or the "Company") for use at the 2010 Annual Meeting of Stockholders (the "Meeting") to be held at our corporate offices located at 487 East Middlefield Road, Mountain View, California 94043-4047 on Thursday, May 27, 2010 at 10:00 a.m., Pacific Time. Only holders of record of our common stock at the close of business on March 31, 2010, which is the record date, will be entitled to vote at the Meeting. At the close of business on the record date, we had 182,388,457 shares of common stock outstanding and entitled to vote. This proxy statement and the accompanying form of proxy (collectively, the "Proxy Statement") were first made available to stockholders on or about April 14, 2010. Our annual report to security holders, which includes our Annual Report on Form 10-K for the year ended December 31, 2009 (collectively, the "Annual Report") is enclosed with this Proxy Statement for stockholders receiving a paper copy of proxy soliciting materials. The Annual Report and Proxy Statement can both be accessed on the Investor Relations section of our website at *http://investor.verisign.com*, or at *www.proxyvoting.com/vrsn*.

All proxies will be voted in accordance with the instructions contained therein. Unless contrary instructions are specified, if the accompanying proxy is executed and returned (and not revoked) prior to the Meeting, the shares of VeriSign common stock represented by the proxy will be voted: (1) **FOR** the election of each of the eight director candidates nominated by the Board; (2) **FOR** the approval of the Annual Incentive Compensation Plan; (3) **FOR** the ratification of the selection of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2010 ("fiscal 2010"); and (4) in accordance with the best judgment of the named proxies on any other matters properly brought before the Meeting.

Adoption of Majority Vote Standard in Uncontested Director Elections

VeriSign's Fifth Amended and Restated Bylaws provide for a majority of votes cast standard in uncontested elections. A majority of the votes cast means that the number of shares voted "for" a director must exceed the number of votes cast "withheld" for that director. In contested elections where the number of nominees exceeds the number of directors to be elected, the vote standard will continue to be a plurality of votes cast. In addition, if a nominee who already serves as a director is not re-elected, the director shall tender his or her resignation, subject to acceptance by the Board. The Corporate Governance and Nominating Committee will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the Corporate Governance and Nominating Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results. The director who tenders his or her resignation will not participate in the Board's decision. If the failure of a nominee to be elected at the annual meeting results in a vacancy on the Board, that vacancy can be filled by action of the Board.

Voting Rights

Holders of our common stock are entitled to one vote for each share held as of the record date.

Quorum, Effect of Abstentions and Broker Non-Votes, Vote Required to Approve the Proposals

A majority of the outstanding shares of common stock must be present or represented by proxy at the Meeting in order to have a quorum. Abstentions and broker non-votes will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the Meeting. A broker non-vote occurs when a bank, broker or other stockholder of record holding shares for a beneficial owner submits a proxy for the meeting, but does not vote on a particular proposal because that record holder does not have discretionary voting power with respect to that "non-routine" proposal and has not received instructions from the beneficial owner. The election of directors is a "non-routine" proposal and so shares for which record holders do not receive voting instructions will not be voted in such election.

If a quorum is present, a nominee for election to a position on the Board in an uncontested election will be elected as a director if the votes cast "for" the election of the nominee exceed the votes cast as "withheld" for that nominee. The following will not be votes cast and will have no effect on the election of any director nominee: (i) a share whose ballot is marked as abstain; (ii) a share otherwise present at the meeting but for which there is an abstention; (iii) a share otherwise present at the meeting as to which a stockholder gives no authority or direction; and (iv) a share subject to a broker non-vote. Stockholders may not cumulate votes in the election of directors.

If a quorum is present, approvals of the proposal to approve our Annual Incentive Compensation Plan, the proposal to ratify the selection of KPMG LLP as our independent registered public accounting firm for fiscal 2010 and all other matters that properly come before the Meeting require the affirmative vote of a majority of the shares of common stock present or represented by proxy and entitled to vote on the subject matter. Under this voting standard, abstentions and broker non-votes (if a record holder determines not to vote despite having the discretionary power to do so) will have the effect of votes cast against the proposal.

The inspector of elections appointed for the Meeting will separately tabulate affirmative and withheld votes, abstentions and broker non-votes.

Adjournment of Meeting

In the event that a quorum shall fail to attend the Meeting, either in person or represented by proxy, the chairman may adjourn the Meeting, or alternatively, a stockholder or a person named as a proxy may propose the adjournment of the Meeting. Any such adjournment proposed by a stockholder or person named as a proxy would require the affirmative vote of the majority of the outstanding shares present in person or represented by proxy at the Meeting.

Expenses of Soliciting Proxies

VeriSign will pay the expenses of soliciting proxies to be voted at the Meeting. VeriSign has retained The Altman Group to assist with the solicitation of proxies for a fee of $7,000, plus reimbursement of expenses. Following the original mailing of the Notice of Internet Availability of Proxy Materials and paper copies of proxies and other proxy soliciting materials, we and/or our agents may also solicit proxies by mail, telephone, electronic transmission, including email, or in person. Following the original mailing of the Notice of Internet Availability of Proxy Materials and paper copies of the proxies and other proxy soliciting materials, we will request that brokers, custodians, nominees and other record holders of our shares forward copies of the proxy and other proxy soliciting materials to persons for whom they hold shares and request authority for the exercise of proxies. In such cases, we will reimburse the record holders for their reasonable expenses if they ask us to do so.

Revocability of Proxies

A stockholder may revoke any proxy that is not irrevocable by attending the Meeting and voting in person or by delivering a proxy in accordance with applicable law bearing a later date to the Secretary of the Company.

Internet and Telephone Voting

If you hold shares of record as a registered stockholder, you can simplify your voting process and save the Company expense by voting your shares by telephone at 1-866-540-5760 or on the Internet at *www.proxyvoting.com/vrsn* twenty-four hours a day, seven days a week. Telephone and Internet voting are available through 11:59 p.m. Eastern Time the day prior to the Meeting. More information regarding Internet voting is given on the Notice of Internet Availability of Proxy Materials. If you hold shares through a bank or brokerage firm, the bank or brokerage firm will provide you with separate instructions on a form you will receive from them. Many such firms make telephone or Internet voting available, but the specific processes available will depend on those firms' individual arrangements.

Householding

VeriSign has adopted a procedure called "householding," which has been approved by the Securities and Exchange Commission (the "SEC"). Under this procedure, VeriSign is delivering only one copy of the Notice of Internet Availability of Proxy Materials or paper copies of the Annual Report and Proxy Statement, as the case may be, to multiple stockholders who share the same address and have the same last name, unless VeriSign has received contrary instructions from an affected stockholder. This procedure reduces VeriSign's printing costs, mailing costs and fees. Stockholders who participate in householding will continue to receive separate voter control numbers or proxy cards, in accordance with their preferred method of delivery.

VeriSign will deliver promptly upon written or oral request a separate copy of the Notice of Internet Availability of Proxy Materials or Annual Report and the Proxy Statement to any stockholder at a shared address to which a single copy of any of those documents was delivered. To receive a separate copy of any of these documents, you may write or call VeriSign's Investor Relations Department at VeriSign, Inc., 487 East Middlefield Road, Mountain View, California 94043-4047, Attention: Investor Relations, telephone 1-800-922-4917, or via email at ir@verisign.com. You may also access VeriSign's Annual Report and Proxy Statement on the Investor Relations section of VeriSign's website at *http://investor.verisign.com.*

If you are a holder of record and would like to revoke your householding consent and receive a separate copy of the Notice of Internet Availability of Proxy Materials, Annual Report or Proxy Statement in the future, please contact BNY Mellon Shareowner Services, either by calling toll free at 1-877-255-1918 or by writing to BNY Mellon Shareowner Services, Householding Department, P.O. Box 358015, Pittsburgh, PA 15252-8015. You will be removed from the householding program within thirty days of receipt of the revocation of your consent.

Any stockholders of record who share the same address and currently receive multiple copies of VeriSign's Notice of Internet Availability of Proxy Materials, Annual Report or Proxy Statement who wish to receive only one copy of these materials per household in the future, please contact VeriSign's Investor Relations Department at the email address, physical address or telephone number listed above to participate in the householding program.

A number of brokerage firms have instituted householding. If you hold your shares in "street name," please contact your bank, broker or other holder of record to request information about householding.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

Our Fifth Amended and Restated Bylaws authorize eleven directors or such number of directors determined from time to time by a resolution of the Board; there are currently eight directors, as determined by a written resolution of the Board. The terms of the current directors, who are identified below, expire upon the election and qualification of the directors to be elected at the Meeting. The Board has nominated each of the eight current directors for re-election at the Meeting to serve until the 2011 Annual Meeting of Stockholders and until their respective successors have been elected and qualified. There are currently no vacancies on the Board. Proxies cannot be voted for more than eight persons, which is the number of nominees.

Unless otherwise directed, the persons named in the proxy intend to vote all proxies **FOR** the re-election of the nominees, as listed below, each of whom has consented to serve as a director if elected. If, at the time of the Meeting, any of the nominees is unable or declines to serve as a director, the discretionary authority provided in the enclosed proxy will be exercised to vote for a substitute candidate designated by the Board, unless the Board chooses to reduce its own size. The Board has no reason to believe any of the nominees will be unable or will decline to serve if elected.

Nominees/Directors

Set forth below is certain information relating to our directors, including details on each director/nominee's specific experience, qualifications, attributes or skills that led the Board to conclude that the person should serve as a director of the Company.

Name	Age	Position
Nominees for election as directors for a term expiring in 2011:		
D. James Bidzos	55	Chairman of the Board and Executive Chairman
William L. Chenevich(1)(2)	66	Lead Independent Director
Kathleen A. Cote(1)(2)	61	Director
Mark D. McLaughlin	44	Director, President and Chief Executive Officer
Roger H. Moore	68	Director
John D. Roach(1)(2)	66	Director
Louis A. Simpson(3)	73	Director
Timothy Tomlinson(3)	60	Director

(1) Member of the Audit Committee.
(2) Member of the Corporate Governance and Nominating Committee.
(3) Member of the Compensation Committee.

D. James Bidzos has served as Executive Chairman since August 2009. He served as Executive Chairman and Chief Executive Officer on an interim basis from June 2008 to August 2009 and served as President from June 2008 to January 2009. He served as Chairman of the Board of Directors since August 2007 and from April 1995 to December 2001. He served as Vice Chairman of the Board from December 2001 to August 2007. Mr. Bidzos has served as a director of VeriSign Japan K.K. since March 2008 and served as Representative Director of VeriSign Japan K.K. from March 2008 to September 2008. Mr. Bidzos served as Vice Chairman of RSA Security Inc., an Internet identity and access management solution provider, from March 1999 to May 2002, and Executive Vice President from July 1996 to February 1999. Prior thereto, he served as President and Chief Executive Officer of RSA Data Security, Inc. for fifteen years from 1986 to February 1999.

Mr. Bidzos is a business executive with significant expertise in the technology that is central to the Company's core businesses. Mr. Bidzos is an Internet and security industry pioneer who understands the strategic technology trends in markets that are important to the Company. Mr. Bidzos was a founder of the Company and has been either Chairman or Vice Chairman of the Company's Board of Directors since the Company's founding in April 1995, providing him with valuable insight and institutional knowledge of the Company's history and development. Mr. Bidzos has prior experience on our compensation committee and our corporate governance and nominating committee and as a board member on several other public-company boards. Mr. Bidzos's years of board-level experience contribute important knowledge and insight to the Board. Additionally, Mr. Bidzos's executive-level experience includes many years as a Chief Executive Officer, providing him with a perspective that the Board values. Mr. Bidzos also has international business experience as a director of VeriSign Japan K.K.

William L. Chenevich has served as Lead Independent Director since February 2009 and as a director since the Company's founding in April 1995. Mr. Chenevich has served as Vice Chairman of Technology and Operations for U.S. Bancorp, a financial holding company, since February 2001. He served as Vice Chairman of Technology and Operations Services of Firstar Corporation, a financial services company, from 1999 until its merger with U.S. Bancorp in February 2001. Prior thereto, he was Group Executive Vice President of VISA International, a financial services company, from 1994 to 1999. Mr. Chenevich holds a B.B.A. degree in Business from the City College of New York and an M.B.A. degree in Management from the City University of New York.

Mr. Chenevich is a business executive with significant expertise in technology and operations developed over more than twenty years in the financial services industry. Mr. Chenevich's expertise in technology and operations is directly relevant to the products and services of the Company's core businesses. Mr. Chenevich's experience in the financial services industry is also relevant as that industry is an important target industry for the Company's products and services. Mr. Chenevich's service on several other boards of directors over his career, and his service on our Board since the Company's founding, have provided him with significant board-level experience, as well as valuable insight and institutional knowledge of the Company's history and development. Mr. Chenevich's financial and accounting skills qualify him as an audit committee financial expert. His prior experience on our audit committee and the audit committee of another company are also valuable to the Company. In addition, Mr. Chenevich has significant executive-level experience as a management committee member at leading financial institutions for more than twenty years, including experience in mergers and acquisitions transactions. Mr. Chenevich also has significant international business experience from his time as Group Executive Vice President of VISA International.

Kathleen A. Cote has served as a director since February 2008. From May 2001 to June 2003, Ms. Cote served as Chief Executive Officer of Worldport Communications Company, a provider of Internet managed services. From September 1998 to May 2001, she served as Founder and President of Seagrass Partners, a consulting firm specializing in providing strategic planning, business, operational and management support for startup and mid-sized technology companies. Prior thereto, she served as President and Chief Executive Officer of Computervision Corporation, a supplier of desktop and enterprise, client server and web-based product development and data management software and services. During the past five years, Ms. Cote has held directorships at Asure Software Corporation, 3Com Corporation and Western Digital Corporation. Ms. Cote holds an Honorary Doctorate from the University of Massachusetts, an M.B.A. degree from Babson College, and a B.A. degree from the University of Massachusetts, Amherst.

Ms. Cote is a business executive with significant expertise in technology and operations in the areas of systems integration, networks, hardware and software, including web-based applications and internet services. Ms. Cote's expertise in technology and operations is directly relevant to the Company's core businesses. Ms. Cote's expertise as a business executive also includes sales and marketing, product development, strategic planning and international experience, which contributes important expertise to the Board in those areas of business administration. Ms. Cote's financial and accounting skills qualify her as an audit committee financial expert. In addition to Ms. Cote's tenure as a director of the Company, Ms. Cote has served on several other boards of directors, including service on the audit and corporate governance committees of those boards, providing her with valuable board-level experience. Ms. Cote's executive-level experience includes experience as a Chief Executive Officer, providing her with a perspective that the Board values.

Mark D. McLaughlin has served as President and Chief Executive Officer and as a director since August 2009. He served as President and Chief Operating Officer from January 2009 to August 2009. From November 2008 to January 2009, Mr. McLaughlin provided consulting services to the Company. From January 2007 through November 2007, he served as the Company's Executive Vice President, Products and Marketing. From May 2006 to January 2007, he served as Executive Vice President and General Manager, Information Services. From December 2004 to May 2006, he served as Senior Vice President and General Manager, Information Services and from November 2003 through December 2004, Mr. McLaughlin was Senior Vice President and Deputy General Manager of Information Services. From 2002 to 2003, he served as Vice President, Corporate Business Development, and from 2000 to 2001 he was Vice President, General Manager of VeriSign Payment Services. Prior to joining the Company, Mr. McLaughlin was the Vice President, Sales and Business Development, of Signio Inc., an Internet payment company acquired by the Company in February 2000. Mr. McLaughlin was Vice President, Business Development at Gemplus International SA, a provider of smartcard based solutions, from 1997 to 1999. Mr. McLaughlin holds a B.S. degree from the U.S. Military Academy at West Point and a J.D. degree from Seattle University.

As indicated in the Board's Corporate Governance Principles, the Board sees value in having the Company's Chief Executive Officer serve as a member of the Board. Moreover, Mr. McLaughlin is a business executive with significant expertise in the management of the products and services that are central to the Company's core businesses. He has worked for the Company in various capacities over the past ten years, including in the areas of business development and strategic planning, technology operations, and product management. Mr. McLaughlin has experience in mergers and acquisitions transactions both from his time as a lawyer and in his business development role with the Company. Mr. McLaughlin also has sales and marketing experience in the technology sector from his time at Signio. Mr. McLaughlin's experience in these areas of business administration provides valuable expertise to the Board. In addition, Mr. McLaughlin has international business experience from his time at Gemplus.

Roger H. Moore has served as a director since February 2002. From December 2007 to May 2009, he served as a consultant assisting VeriSign in the divestiture of its Communications Services business. From June 2007 through November 2007, Mr. Moore served as interim Chief Executive Officer of Arbinet Corporation, a provider of online trading services. He was President and Chief Executive Officer of Illuminet Holdings, Inc. from December 1995 until December 2001 when VeriSign acquired Illuminet Holdings. Prior to Illuminet Holdings, Mr. Moore spent ten years with Nortel Networks in a variety of senior management positions including President of Nortel Japan. During the past five years, Mr. Moore has held directorships at Western Digital Corporation, Consolidated Communications Illinois Holdings, Inc. and Arbinet Corporation. Mr. Moore holds a B.S. degree in General Science from Virginia Polytechnic Institute and State University.

Mr. Moore is a business executive with significant expertise in general management, sales, technology and strategic planning in the telecommunications industry. Mr. Moore's expertise contributes operational knowledge of important inputs to the Company's core businesses and provides valuable experience in areas of business administration. Mr. Moore also has significant experience, both as a senior executive and as a board member, in joint venture and mergers and acquisition transactions, which is experience that is valuable to the Board. Mr. Moore also serves on several other boards of directors, including service on the audit, compensation and corporate governance committees of certain of those boards, providing him with valuable board-level experience. In addition to the several years of business management experience mentioned above, Mr. Moore has international business experience from his time as President of Nortel Japan and as President of AT&T Canada.

John D. Roach has served as a director since July 2007. Mr. Roach has served as Chairman of the Board of Directors and Chief Executive Officer of Stonegate International, a private investment and advisory services company, since September 2001. From November 2002 to January 2006, he served as Executive Chairman of Unidare U.S., a subsidiary of Unidare plc, a public Irish financial holding company and supplier of products to the welding, safety and industrial markets. From 1998 to 2001, he served as Founder and Chairman, President and Chief Executive Officer of Builders FirstSource, Inc., a distributor of building products. Prior to that, he was

Chairman, President and Chief Executive Officer of Fibreboard Corporation, a building products company, from July 1991 to July 1997 when it was acquired by Owens Corning. Mr. Roach also held various executive level roles at Johns Manville Corp. from 1987 to 1991, including serving as its Chief Financial Officer and President of two of its affiliated entities. During the past five years, Mr. Roach has held directorships at Kaiser Aluminum Corporation, Material Sciences Corporation, PMI Group, Inc. and URS Corporation. Mr. Roach holds a B.S. degree in Industrial Management from M.I.T. and an M.B.A. degree from Stanford University.

Mr. Roach is a business executive with significant expertise in private investment and seventeen years of strategy consulting experience, including serving in senior officer roles at The Boston Consulting Group, Booz Allen Hamilton Inc. and Braxton International. Mr. Roach's expertise contributes business operational knowledge and strategic planning skills, along with knowledge important to mergers and acquisitions activity. Mr. Roach's financial and accounting skills qualify him as an audit committee financial expert. Throughout his career, Mr. Roach has served on ten other boards of directors, providing him with valuable board-level experience. His prior experience on our audit committee and corporate governance and nominating committee, and the audit committees, compensation committees and corporate governance and nominating committees of several other companies, is also valuable to the Company. Mr. Roach has years of executive experience as a Chief Executive Officer at several other companies, two of which were publicly-traded, and as a Chief Financial Officer. Mr. Roach has international experience as the former Managing Director of the Worldwide Strategy Practice for Booz Allen Hamilton and was responsible for managing all of Johns Manville Corp.'s European business activities.

Louis A. Simpson has served as a director since May 2005. Since May 1993, he has served as President and Chief Executive Officer, Capital Operations, of GEICO Corporation, a passenger auto insurer. Mr. Simpson previously served as Vice Chairman of the Board of GEICO from 1985 to 1993. During the past five years, Mr. Simpson has held a directorship at Science Applications International Corporation. Mr. Simpson holds a B.A. degree from Ohio Wesleyan University and an M.A. degree in Economics from Princeton University.

Mr. Simpson is a business executive with significant expertise in insurance, finance and private investment. Mr. Simpson's expertise contributes all around business acumen, skills in strategic planning and finance, along with knowledge important to mergers and acquisitions activity. Throughout his career, Mr. Simpson has served on the board of directors of more than ten publicly traded companies, providing him with extensive and valuable board-level experience. Mr. Simpson's board-level experience also includes previous audit committee, finance committee, nominating and corporate governance committee and compensation committee experience on certain of those public-company boards. Mr. Simpson is a recognized expert in corporate governance matters, having lectured and presented numerous times on corporate governance topics at seminars and continuing education courses. As indicated above, Mr. Simpson's career includes executive-level experience as a Chief Executive Officer, providing him with a perspective that the Board values.

Timothy Tomlinson is a practicing corporate lawyer employed as Of Counsel by the law firm Greenberg Traurig, LLP. Mr. Tomlinson was the founder and a named partner of Tomlinson Zisko LLP, and practiced with this Silicon Valley law firm from 1983 until its acquisition by Greenberg Traurig, LLP in May 2007. He served as managing partner of his firm for multiple terms. Mr. Tomlinson is a long-tenured member of the Board, having served from the Company's founding in 1995 until 2002, and again since his reappointment in November 2007. Mr. Tomlinson holds a B.A. degree in Economics, an M.A. degree in History, an M.B.A. and a J.D. degree from Stanford University.

Mr. Tomlinson has significant expertise in corporate matters including finance and mergers and acquisition and has represented clients in the technology industry for more than thirty years. He also has legal expertise with respect to the intellectual property included in the Company's public-key security technology. Mr. Tomlinson's long-term service on our Board has provided him with valuable insight and institutional knowledge of the Company's history and development. He has extensive experience in corporate governance, both as a lawyer advising clients, and through serving on our audit and compensation committees, as well as the audit, compensation, and governance committees of other public companies.

Compensation of Directors

This section provides information regarding the compensation policies for non-employee directors and amounts earned and securities awarded to these directors in 2009. D. James Bidzos, a director, was appointed Executive Chairman, President and Chief Executive Officer on an interim basis of VeriSign on June 30, 2008. On January 14, 2009, Mr. Bidzos resigned as President on an interim basis, and on August 17, 2009, Mr. Bidzos resigned as Executive Chairman and Chief Executive Officer on an interim basis and was appointed Executive Chairman of VeriSign. As an employee of the Company, Mr. Bidzos no longer participates in the compensation program for non-employee directors. Mr. Bidzos has been compensated as an executive officer of the Company since June 30, 2008, and his compensation both as a non-employee director and an employee is described in "Executive Compensation" elsewhere in this Proxy Statement. Mr. McLaughlin, as an employee of the Company, does not participate in the compensation program for non-employee directors. Mr. McLaughlin is compensated as an executive officer of the Company, and his compensation is described in "Executive Compensation" elsewhere in this Proxy Statement.

Non-Employee Director Retainer Fees and Equity Compensation Information

On May 4, 2009 and August 3, 2009, the Compensation Committee met to consider the equity-based compensation to be paid to non-employee directors. The Compensation Committee reviewed competitive market data prepared by Frederic W. Cook & Co. ("FW Cook") for the same comparator group used to benchmark executive compensation and certain available information for other boards and reviewed the board compensation practices of these companies. For information about the comparator group, see "Executive Compensation—Compensation Discussion and Analysis." Following this review and consideration of the recommendations made by FW Cook, the Compensation Committee determined that it was in the best interests of VeriSign and its stockholders that the annual equity award grant to each director worth $200,000 be made solely in the form of restricted stock units ("RSUs"). New directors are granted an equity award equal to the pro rata amount of such annual equity award, the amount of which is determined based on the date of such new director's appointment or election to the Board. After consideration of materials and recommendations from FW Cook, the Compensation Committee approved an annual retainer for the Lead Independent Director in the amount of $25,000, effective as of February 24, 2009, the date William L. Chenevich was appointed Lead Independent Director.

During 2009, annual retainer fees were as follows:

Annual retainer for non-employee directors	$ 40,000
Additional annual retainer for Non-Executive Chairman of the Board(1)	$100,000
Additional annual retainer for Lead Independent Director	$ 25,000
Additional annual retainer for Audit Committee members	$ 25,000
Additional annual retainer for Compensation Committee members	$ 20,000
Additional annual retainer for Corporate Governance and Nominating Committee members	$ 10,000
Additional annual retainer for Audit Committee Chairperson	$ 15,000
Additional annual retainer for Compensation Committee Chairperson	$ 10,000
Additional annual retainer for Corporate Governance and Nominating Committee Chairperson	$ 5,000

(1) The position of "Non-Executive Chairman of the Board" was not held during 2009, and as such no annual retainer fees were paid during this period.

Non-employee directors are reimbursed for their expenses in attending meetings.

Non-Employee Director Compensation Table for Fiscal 2009

The following table sets forth a summary of compensation information for our non-employee directors as of December 31, 2009.

NON-EMPLOYEE DIRECTOR COMPENSATION FOR FISCAL 2009

Non-Employee Director Name	Fees Earned or Paid in Cash(1)	Stock Awards(2)	All Other Compensation	Total
William L. Chenevich(3)	$115,250	$199,990	$ —	$315,240
Kathleen A. Cote(4)	80,000	199,990		279,990
Roger H. Moore(5)	40,000	199,990	377,000(6)	616,990
John D. Roach(7)	75,000	199,990	—	274,990
Louis A. Simpson(8)	70,000	199,990	—	269,990
Timothy Tomlinson(9)	60,000	199,990	—	259,990

(1) Amounts shown represent retainer fees earned by each director.

(2) Stock Awards consist solely of RSUs. Amounts shown represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for the applicable awards granted in fiscal 2009. The grant date fair value of each Stock Award granted to each non-employee director on August 3, 2009 was $199,989.54 (9,666 RSUs at $20.69 per share closing price on the grant date).

(3) As of December 31, 2009, Mr. Chenevich held 2,920 RSUs and outstanding options to purchase 77,482 shares of the Company's common stock.

(4) As of December 31, 2009, Ms. Cote held 4,506 RSUs and outstanding options to purchase 12,430 shares of the Company's common stock.

(5) As of December 31, 2009, Mr. Moore held 14,504 RSUs and outstanding options to purchase 95,451 shares of the Company's common stock.

(6) Amount shown represents retainer fee of $65,000 and bonus of $312,000 paid to Mr. Moore during fiscal 2009 in connection with his service as a consultant in connection with assisting the Company in its sale of its Communications Services business.

(7) As of December 31, 2009, Mr. Roach held 8,729 RSUs and outstanding options to purchase 19,432 shares of the Company's common stock.

(8) As of December 31, 2009, Mr. Simpson held 14,504 RSUs and outstanding options to purchase 83,732 shares of the Company's common stock.

(9) As of December 31, 2009, Mr. Tomlinson held 5,029 RSUs and outstanding options to purchase 19,432 shares of the Company's common stock.

Stock options are granted at an exercise price not less than 100% of the fair market value of VeriSign's common stock on the date of grant and have a term of not greater than seven years from the date of grant. Directors are permitted to exercise vested stock options for up to three years following the termination of their Board service. RSUs granted to non-employee directors (including those granted during fiscal 2009) vest in quarterly installments over one year from the date of grant, except with respect to RSUs granted to non-employee directors on August 1, 2006 which vest in four installments, with one-fourth of the granted RSUs vesting on each annual anniversary of the date of grant. The Compensation Committee may authorize grants with different vesting schedules in the future. The vesting of equity awards for all non-employee directors accelerates as to 100% of any unvested equity awards upon certain changes-in-control as set forth in the 2006 Equity Incentive Plan and the 1998 Directors Stock Option Plan, as applicable.

Moore Consulting Arrangement

As previously authorized by the Audit Committee and Compensation Committee, on October 3, 2008, the Company entered into a Consulting Agreement on the following terms with Roger H. Moore, a member of our Board, for the provision of certain consulting services commencing as of December 17, 2007 in connection with the planned disposition of VeriSign's Communications Services business:

- A consulting fee of $30,000 per month to manage the daily operations of the Communications Services business, which was retroactive to December 17, 2007;
- A minimum success fee of $300,000 if the sale of the Communications Services business was consummated before December 31, 2008, payable either: (i) at the closing if the buyer of the Communications Services business did not offer Mr. Moore an acceptable position with the buyer; or (ii) six months after closing if the buyer offered Mr. Moore an acceptable position with the buyer;
- An additional success fee of up to $600,000 based on receipt by VeriSign of proceeds from the sale of the Communications Services business within the valuation range set by investment bankers retained by VeriSign, which additional success fee would be apportioned on a pro rata basis between the low end and high end of the valuation range so set; and
- Other terms and conditions customary for such an agreement.

On February 23, 2009 and February 24, 2009, the Compensation Committee and Audit Committee, respectively, authorized, and on March 26, 2009, the Company entered into an Amended and Restated Consulting Agreement on the following terms with Mr. Moore for the provision of certain consulting services in connection with the planned disposition of VeriSign's Communications Services Group:

- A consulting fee of $10,000 per month to manage the daily operations of the Communications Services business, which was retroactive to January 1, 2009;
- A minimum success fee of $300,000 if the sale of the Communications Services business was consummated before December 31, 2009, payable either: (i) at the closing if the buyer of the Communications Services business did not offer Mr. Moore an acceptable position with the buyer; or (ii) six months after closing if the buyer offered Mr. Moore an acceptable position with the buyer;
- An additional success fee of up to $300,000 based on receipt by VeriSign of proceeds from the sale of the Communications Services business within the valuation range set by investment bankers retained by VeriSign, which additional success fee would be apportioned on a pro rata basis between the low end and high end of the valuation range so set; and
- Other terms and conditions customary for such an agreement.

On May 1, 2009, VeriSign completed the sale of the Communications Services business. During fiscal 2009, the Company paid Mr. Moore $30,000 pursuant to the Consulting Agreement and $347,000 pursuant to the Amended and Restated Consulting Agreement. No additional amounts are due to Mr. Moore under the Consulting Agreement or the Amended and Restated Consulting Agreement.

The Board Recommends a Vote "FOR" the Election of Each of the Nominated Directors.

CORPORATE GOVERNANCE

Independence of Directors

As required under The NASDAQ Stock Market's listing standards, a majority of the members of our Board must qualify as "independent," as determined by the Board. The Board consults with our legal counsel to ensure that the Board's determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of The NASDAQ Stock Market.

Consistent with these considerations, after review of all relevant transactions and relationships between each director, or any of his or her family members, and VeriSign, our executive officers or our independent registered public accounting firm, the Board affirmatively determined on February 23, 2010 that the majority of our Board is comprised of independent directors. Our independent directors are: Mr. Chenevich, Ms. Cote, Mr. Roach, Mr. Simpson, and Mr. Tomlinson. Each director who serves on the Audit Committee, the Compensation Committee or the Corporate Governance and Nominating Committee is an independent director. Mr. Bidzos serves as Executive Chairman. Mr. McLaughlin serves as President and Chief Executive Officer. During 2009, Mr. Moore served as a consultant assisting VeriSign in the divestiture of its Communications Services business.

Board Leadership Structure

The Company's eight-member Board is led by Chairman D. James Bidzos. Mr. Bidzos is also an officer of the Company as its Executive Chairman. The Company's President and Chief Executive Officer is Mark D. McLaughlin, who is also a member of the Board. The Board has appointed a Lead Independent Director, who is currently William L. Chenevich. The Lead Independent Director presides at all meetings of the Board at which the Chairman of the Board is not present. Five of the eight directors are independent.

Mr. Bidzos was a founder of the Company and its initial Chief Executive Officer, and he has been either Chairman or Vice Chairman of the Company's Board of Directors since the Company's founding in 1995. Mr. Bidzos's current tenure as Chairman of the Board dates to August 2007. Mr. Chenevich has also been a member of the Board since the Company's founding in 1995 and has been the Lead Independent Director since February 2009. Mr. McLaughlin was appointed President of the Company in January 2009 and Chief Executive Officer of the Company and a director in August 2009.

The Company has determined that its current leadership represents an appropriate structure for the Company at this time given the Company's recent management and Board composition changes. In particular, this structure capitalizes on the expertise and experience of Messrs. Bidzos and Chenevich due to their long-tenured service to the Board, while also providing a direct role in Board matters for Mr. McLaughlin, as current President and Chief Executive Officer of the Company. The structure permits Mr. Bidzos to engage in a more in-depth way in the operations of the Company as Executive Chairman, while ensuring that the roles of Chairman and President and Chief Executive Officer are separate and that Mr. McLaughlin has clear lines of authority as Chief Executive Officer. Lastly, the structure ensures Board independence from management by permitting the Lead Independent Director to call and chair meetings of the independent directors separate and apart from the Chairman of the Board.

Board Role in Risk Oversight

The Board's role in the Company's risk oversight process includes receiving regular reports from members of senior management on areas of material risk to the Company, including operational, financial, legal and regulatory, and strategic and reputational risks. The full Board (or the appropriate Committee in the case of risks that are under the purview of a particular Committee) receives these reports from the appropriate member of senior management responsible for mitigating these risks within the organization to enable it to understand our risk identification, risk management and risk mitigation strategies. When a Committee receives a report on risks under its purview, the Chairperson of the relevant Committee reports on the discussion to the full Board during the Committee reports portion of the next Board meeting. This enables the Board and its Committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Board and Committee Meetings

The Board met eight times and its committees collectively met fourteen times during 2009. During his or her tenure on the Board, in fiscal 2009, no director attended fewer than 75% of the aggregate of (i) the total number of meetings held by the Board and (ii) the total number of meetings held by all committees on which he or she served. As the Lead Independent Director, Mr. Chenevich may schedule and conduct separate meetings of the independent directors and perform other similar duties.

Board Members' Attendance at the Annual Meeting

Although we do not have a formal policy regarding attendance by members of the Board at our annual meeting of stockholders, we encourage directors to attend. One member of the Board attended our 2009 Annual Meeting of Stockholders.

Corporate Governance and Nominating Committee

The Board has established a Corporate Governance and Nominating Committee to recruit, evaluate, and nominate candidates for appointment or election to serve as members of the Board, recommend nominees for committees of the Board, recommend corporate governance principles and periodically review and assess the adequacy of these principles, and review annually the performance of the Board. The Corporate Governance and Nominating Committee is currently composed of Ms. Cote (Chairperson) and Messrs. Chenevich and Roach, each of whom has been determined by the Board to be an "independent director" under the rules of The NASDAQ Stock Market. The Corporate Governance and Nominating Committee operates pursuant to a written charter. The Corporate Governance and Nominating Committee's charter is located on our website at *https://investor.verisign.com/documents.cfm*. The Corporate Governance and Nominating Committee met four times during fiscal 2009.

In nominating candidates for election to the Board, the Corporate Governance and Nominating Committee considers the performance and qualifications of each potential nominee or candidate, not only for his or her individual strengths but also for his or her potential contribution to the Board as a group. While it has no express policy, in carrying out this responsibility, the Corporate Governance and Nominating Committee also considers additional factors, such as diversity of business administration specialty, expertise within industries and markets tangential or complementary to the Company's industry, and business contacts among the various market segments relevant to the Company's sales, human resource and development strategies. Additionally, pursuant to its charter, the Corporate Governance and Nominating Committee evaluates and reviews with the Board the criteria for selecting new directors, including skills and characteristics, in the context of the current composition of the Board and its committees.

The Corporate Governance and Nominating Committee considers candidates for director nominees proposed by directors and stockholders. The Corporate Governance and Nominating Committee may also from time to time retain one or more third-party search firms to identify suitable candidates. The Corporate Governance and Nominating Committee has retained an executive search firm to conduct a search for new independent directors for the Board.

If you would like the Corporate Governance and Nominating Committee to consider a prospective candidate, in accordance with our Fifth Amended and Restated Bylaws, please submit the candidate's name and qualifications to: Richard H. Goshorn, Secretary, VeriSign, Inc., 487 East Middlefield Road, Mountain View, California 94043-4047.

The Corporate Governance and Nominating Committee will consider all candidates identified by the directors, chief executive officer, stockholders, or third-party search firms through the processes described above, and will evaluate each of them, including incumbents and candidates nominated by stockholders, based on the same criteria.

Audit Committee

The Board has established an Audit Committee that oversees the accounting and financial reporting processes at the Company, internal control over financial reporting, audits of the Company's financial statements, the qualifications of the Company's independent auditor, and the performance of the Company's internal audit department and the independent auditor. The independent auditor reports directly to the Audit Committee and the Audit Committee is responsible for the appointment (subject to stockholder ratification), compensation and retention of the independent auditor. The Audit Committee also oversees the Company's processes to manage business and financial risk, and compliance with significant applicable legal and regulatory requirements, and oversees the Company's ethics and compliance programs. The Audit Committee is currently composed of Messrs. Chenevich (Chairperson) and Roach and Ms. Cote. Each member of the Audit Committee meets the independence criteria of The NASDAQ Stock Market and the SEC. Each Audit Committee member meets The NASDAQ Stock Market's financial knowledge requirements, and the Board has determined that the Audit Committee has at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities as required by Rule 5605(c)(2) of The NASDAQ Stock Market. The Audit Committee operates pursuant to a written charter, which complies with the applicable provisions of the Sarbanes-Oxley Act of 2002 and related rules of the SEC and The NASDAQ Stock Market. A copy of the Audit Committee charter is located on our website at *https://investor.verisign.com/documents.cfm*. The Audit Committee met five times during fiscal 2009.

Audit Committee Financial Expert

Our Board has determined that William L. Chenevich, Kathleen A. Cote and John D. Roach are "audit committee financial experts" as such term is defined in Item 407(d)(5) of Regulation S-K of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Messrs. Chenevich and Roach and Ms. Cote meet the independence requirements for audit committee members as defined in the applicable listing standards of The NASDAQ Stock Market.

Report of the Audit Committee

The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the Securities and Exchange Commission ("SEC") or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") except to the extent that VeriSign specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act.

The Audit Committee is composed of three directors who meet the independence and experience requirements of The NASDAQ Stock Market Rules. The Audit Committee operates under a written charter adopted by the board of directors (the "Board") of VeriSign, Inc. ("VeriSign"). The members of the Audit Committee are Messrs. Chenevich (Chairperson) and Roach, and Ms. Cote. The Audit Committee met five times during fiscal 2009.

Management is responsible for the preparation, presentation and integrity of VeriSign's financial statements, accounting and financial reporting principles and internal controls and processes designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting standards and applicable laws and regulations (the "Internal Controls"). The independent registered public accounting firm, KPMG LLP, is responsible for performing an independent audit of VeriSign's consolidated financial statements in accordance with standards of the Public Company Accounting Oversight Board (United States) and for issuing a report thereon.

The Audit Committee is responsible for oversight of VeriSign's financial, accounting and reporting processes and its compliance with legal and regulatory requirements. The Audit Committee is also responsible for the appointment, compensation and oversight of VeriSign's independent registered public accounting firm, including (i) evaluating the independent registered public accounting firm's qualifications and performance, (ii) reviewing and confirming the independent registered public accounting firm's independence, (iii) reviewing and approving the planned scope of the annual audit, (iv) overseeing the audit work of the independent registered public accounting firm, (v) reviewing and pre-approving any non-audit services that may be performed by the independent registered public accounting firm, (vi) reviewing with management and the independent registered public accounting firm the adequacy of VeriSign's Internal Controls, and (vii) reviewing VeriSign's critical accounting policies, the application of accounting principles and conduct of the internal audit, including the oversight of the resolution of any issues identified by the independent registered public accounting firm.

We have adopted a policy regarding rotation of the audit partners (as defined under SEC rules) responsible for the audit of VeriSign's financial statements. The registered public accounting firm shall not provide audit services to VeriSign if the lead or coordinating audit partner (having primary responsibility for the audit) or the audit partner responsible for reviewing the audit, has performed audit services to VeriSign in each of the five previous fiscal years.

During fiscal 2009, the Audit Committee met privately with KPMG LLP to discuss the results of the audit, evaluations by the independent registered public accounting firm of VeriSign's Internal Controls and quality of VeriSign's financial reporting.

The Audit Committee has reviewed and discussed the audited consolidated financial statements contained in VeriSign's Annual Report on Form 10-K for the year ended December 31, 2009 with management. This review included a discussion of the accounting principles, reasonableness of significant judgments, and clarity of disclosures in the consolidated financial statements. Management represented to the Audit Committee that VeriSign's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and the Audit Committee has reviewed and discussed the consolidated financial statements with management and KPMG LLP.

The Audit Committee has discussed with KPMG LLP the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. In addition, the Audit Committee has received from KPMG LLP the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the firm's communications with the Audit Committee concerning independence, and the Audit Committee has discussed the firm's independence with the firm.

Based upon the review and discussions referred to above, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in VeriSign's Annual Report on Form 10-K for the year ended December 31, 2009, for filing with the SEC.

This report is submitted by the Audit Committee

William L. Chenevich (Chairperson)
Kathleen A. Cote
John D. Roach

Compensation Committee

The Board has established a Compensation Committee to discharge the Board's responsibilities with respect to all forms of compensation of the Company's directors and executive officers, to administer the Company's equity incentive plans, and to produce an annual report on executive compensation for use in the Company's proxy statement. The Compensation Committee is also responsible for approving and evaluating executive officer compensation arrangements, plans, policies and programs of the Company, and for administering the Company's equity incentive plans for employees. The Compensation Committee operates pursuant to a written charter. The Compensation Committee's charter is located on our website at *https://investor.verisign.com/documents.cfm*. The Compensation Committee is currently composed of Messrs. Simpson (Chairperson) and Tomlinson, each of whom is an "independent director" under the rules of The NASDAQ Stock Market and an "outside director" pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). The Compensation Committee met five times during fiscal 2009. For further information regarding the role of compensation consultants and management in setting executive compensation, see "Executive Compensation—Compensation Discussion and Analysis."

Communicating with the Board

Any stockholder who desires to contact the Board may do so electronically by sending an e-mail to the following address: bod@verisign.com. Alternatively, a stockholder may contact the Board by writing to: Board of Directors, VeriSign, Inc., 487 East Middlefield Road, Mountain View, California 94043-4047, Attention: Secretary. Communications received electronically or in writing are distributed to the Chairman of the Board or other members of the Board, as appropriate, depending on the facts and circumstances outlined in the communication received.

Legal Proceedings

On July 6, 2006, a stockholder derivative complaint (Parnes v. Bidzos, et al., and VeriSign) was filed against VeriSign in the U.S. District Court for the Northern District of California, as a nominal defendant, and certain of its current and former directors and executive officers related to certain historical stock option grants. The complaint seeks unspecified damages on behalf of VeriSign, constructive trust and other equitable relief. Two other derivative actions were filed, one in the U.S. District Court for the Northern District of California (Port Authority v. Bidzos, et al., and VeriSign), and one in the Superior Court of the State of California, Santa Clara County (Port Authority v. Bidzos, et al., and VeriSign) on August 14, 2006. The state court derivative action is stayed pending resolution of the federal actions. The current directors and officers named in this state action are D. James Bidzos, William L. Chenevich, Roger H. Moore and Louis A. Simpson. The Company is named as a nominal defendant in these actions. The federal actions have been consolidated and plaintiffs filed a consolidated complaint on November 20, 2006 ("Federal Action"). The current directors and officers named in this consolidated Federal Action are D. James Bidzos, William L. Chenevich, Roger H. Moore, Louis A. Simpson and Timothy Tomlinson. Motions to dismiss the consolidated federal court complaint were heard on May 23, 2007. Those motions were granted on September 14, 2007. On November 16, 2007, a second amended stockholder derivative complaint was filed in the Federal Action wherein the Company was again named as a nominal defendant. By stipulation and Court order, defendants' obligation to respond to the second amended stockholder derivative complaint has been continued pending informal efforts by the parties to resolve the Federal Action. The parties have reached an agreement to resolve the option grant related matters. The Federal Action is subject to approval of the U.S. District Court for the Northern District of California. On March 5, 2010, the United States District Court for the Northern District of California issued an order granting preliminary approval of the settlement of the Federal Action. A hearing for final approval is scheduled for June 2, 2010. The parties have agreed that upon final approval of the settlement and dismissal of the Federal Action the parallel state court proceedings will be dismissed.

On May 15, 2007, a putative class action (Mykityshyn v. Bidzos, et al., and VeriSign) was filed in Superior Court for the State of California, Santa Clara County, naming VeriSign and certain current and former officers and directors, alleging false representations and disclosure failures regarding certain historical stock option grants. The plaintiff purports to represent all individuals who owned VeriSign's common stock between April 3, 2002, and August 9, 2006. The complaint seeks rescission of amendments to the 1998 and 2006 Option Plans and the cancellation of shares added to the 1998 Option Plan. The complaint also seeks to enjoin the Company from granting any stock options and from allowing the exercise of any currently outstanding options granted under the 1998 and 2006 Option Plans. The complaint seeks an unspecified amount of compensatory damages, costs and attorneys fees. The identical case was filed in the Superior Court for the State of California, Santa Clara County under a separate name (Pace. v. Bidzos, et al., and VeriSign) on June 19, 2007, and on October 3, 2007 (Mehdian v. Bidzos, et al.). On December 3, 2007, a consolidated complaint was filed in Superior Court for the State of California, Santa Clara County. The current directors and officers named in this consolidated class action are D. James Bidzos, William L. Chenevich, Roger H. Moore and Louis A. Simpson. VeriSign and the individual defendants dispute all of these claims. Defendants' collective pleading challenges to the putative consolidated class action complaint were granted with leave to amend in August 2008. By stipulation and Court order, plaintiff's obligation to file an amended consolidated class action complaint has been continued pending informal efforts by the parties to resolve the action. The parties have reached an agreement to resolve all of the option grant related matters. The Federal Action is subject to approval of the U.S. District Court for the Northern District of California. On March 5, 2010, the United States District Court for the Northern District of California issued an order granting preliminary approval of the settlement of the Federal Action, A hearing for final approval is scheduled for June 2, 2010. The parties have agreed that upon final approval of the settlement and dismissal of the Federal Action the parallel state court proceedings will be dismissed.

Code of Ethics

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer and other senior accounting officers. This code of ethics, titled "Code of Ethics for the Chief Executive Officer and Senior Financial Officers," is posted on our website along with the "VeriSign Code of Conduct" that applies to all officers and employees, including the aforementioned officers. The Internet address for our website is *www.verisign.com*, and the "Code of Ethics for the Chief Executive Officer and Senior Financial Officers" may be found from our main Web page by clicking first on "About VeriSign" and then on "Corporate Governance" under "Investor Relations," next on "Ethics and Business Conduct" under "Corporate Governance," and finally on "Code of Ethics for the Chief Executive Officer and Senior Financial Officers." The "VeriSign Code of Conduct" applicable to all officers and employees can similarly be found on the Web page for "Ethics and Business Conduct" under the link entitled "VeriSign Code of Conduct—2009."

We intend to satisfy any disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the "Code of Ethics for the Chief Executive Officer and Senior Financial Officers" or, to the extent also applicable to the principal executive officer, principal financial officer, or other senior accounting officers, the "VeriSign Code of Conduct" by posting such information on our website, on the Web page found by clicking through to "Ethics and Business Conduct" as specified above.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of February 28, 2010 by:

- each current stockholder who is known to own beneficially more than 5% of our common stock;
- each current director;
- each of the Named Executive Officers (see the "Summary Compensation Table" elsewhere in this Proxy Statement); and
- all current directors and executive officers as a group.

The percentage ownership is based on 182,266,866 shares of common stock outstanding at February 28, 2010. Shares of common stock that are subject to options currently exercisable or exercisable within 60 days of February 28, 2010 are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated in the footnotes following the table, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

BENEFICIAL OWNERSHIP TABLE

Name and Address of Beneficial Owner	Shares Beneficially Owned	
	Number(1)	Percent(1)
Greater Than 5% Stockholders		
BlackRock, Inc.(2) 40 East 52nd Street New York, New York 10055	13,712,179	7.52%
Delaware Management Holdings(3) 2005 Market Street Philadelphia, Pennsylvania 19103	13,412,429	7.36%
FMR LLC(4) 82 Devonshire Street Boston, Massachusetts 02109	12,449,816	6.83%
T. Rowe Price Associates, Inc.(5) 100 East Pratt Street Baltimore, Maryland 21202	9,857,043	5.41%
Eton Park Fund, L.P.(6) Eton Park Master Fund, Ltd. 399 Park Avenue, 10th Floor New York, New York 10022	9,250,000	5.08%
Directors and Named Executive Officers		
D. James Bidzos(7)	235,563	*
William L. Chenevich(8)	92,568	*
Kathleen A. Cote(9)	18,240	*
Mark D. McLaughlin(10)	64,955	*
Roger H. Moore(11)	77,388	*
John D. Roach(12)	24,377	*
Louis A. Simpson(13)	151,752	*
Timothy Tomlinson(14)	24,277	*
Richard H. Goshorn(15)	104,410	*
Russell S. Lewis(16)	122,279	*
Brian G. Robins(17)	125,455	*
Kevin A. Werner(18)	83,250	*
All current directors and executive officers as a group (13 persons)(19)	1,124,514	*

* Less than 1% of VeriSign's outstanding common stock.

Proxy

(1) The percentages are calculated using 182,266,866 outstanding shares of the Company's common stock on February 28, 2010 as adjusted pursuant to Rule 13d-3(d)(1)(i). Pursuant to Rule 13d-3(d)(1) of the Exchange Act, beneficial ownership information for each person also includes shares subject to options exercisable within 60 days of February 28, 2010, as applicable.

(2) Based on Schedule 13G filed on January 29, 2010 with the SEC by BlackRock, Inc., with respect to beneficial ownership of 13,712,179 shares. BlackRock, Inc. has sole voting power over 13,712,179 of these shares and sole dispositive power over 13,712,179 of these shares.

(3) Based on Schedule 13G/A filed on February 9, 2010 with the SEC by Delaware Management Holdings with respect to beneficial ownership of 13,412,429 shares. Delaware Management Holdings and Delaware Management Business Trust each reported that it has sole voting power over 13,358,192 of these shares, shared voting power over 437 of these shares and sole dispositive power over 13,412,429 of these shares. Delaware Management Holdings and Delaware Management Business Trust are parties to an Agreement to File Joint Acquisition Statements, dated February 9, 2010. Lincoln National Corp. is the ultimate parent of Delaware Management Business Trust.

(4) Based on Schedule 13G/A filed on February 16, 2010 with the SEC by FMR LLC, with respect to beneficial ownership of 12,449,816 shares. FMR LLC has sole voting power over 181,738 of these shares and sole dispositive power over 12,449,816 of these shares.

(5) Based on Schedule 13G/A filed on February 12, 2010 with the SEC by T. Rowe Price Associates, Inc., with respect to beneficial ownership of 9,857,043 shares. T. Rowe Price Associates, Inc. has sole voting power over 2,477,707 of these shares and sole dispositive power over 9,857,043 of these shares. These securities are owned by various individual and institutional investors for which T. Rowe Price Associates, Inc. serves as investment adviser with power to direct investments and/or sole power to vote the securities as described herein. For purposes of the reporting requirements of the Securities Exchange Act of 1934, as amended, T. Rowe Price Associates, Inc. is deemed to be a beneficial owner of such securities; however, T. Rowe Price Associates, Inc. expressly disclaims that it is, in fact, the beneficial owner of such securities.

(6) Based on Schedule 13G filed on February 16, 2010 with the SEC: (i) Eton Park Fund, L.P. ("EP Fund") directly owns 3,237,500 shares (or 1.78% of the class), over which EP Fund has shared voting power and shared dispositive power; (ii) Eton Park Master Fund, Ltd. ("EP Master Fund") directly owns 6,012,500 shares (or 3.30% of the class), over which EP Master Fund has shared voting power and shared dispositive power; (iii) Eton Park Associates, L.P. ("EP Associates"), the general partner of EP Fund, has beneficial ownership of 3,237,500 shares (or 1.78% of the class) directly owned by EP Fund, over which EP Associates has shared voting power and shared dispositive power; (iv) Eton Park Capital Management, L.P. ("EP Management"), the investment advisor to EP Master Fund, has beneficial ownership of 6,012,500 shares (or 3.30% of the class) directly owned by EP Master Fund, over which EP Management has shared voting power and shared dispositive power; and (v) Eric M. Mindich ("Mindich") has beneficial ownership of 9,250,000 shares (or 5.08% of the class) directly owned by EP Fund and EP Master Fund, over which he has shared voting power and shared dispositive power. Eton Park Associates, L.L.C. serves as the general partner of EP Associates. Mr. Mindich is managing member of Eton Park Associates, L.L.C. EP Master Fund is a client of EP Management. Eton Park Capital Management, L.L.C. serves as the general partner of EP Management. Mr. Mindich is the managing member of Eton Park Capital Management, L.L.C. Mr. Mindich disclaims beneficial ownership of the shares reported on Schedule 13G other than the portion of such shares which relates to his individual economic interest in each of EP Fund and EP Master Fund.

(7) Includes 82,198 shares subject to options held directly by Mr. Bidzos.

(8) Includes 78,582 shares subject to options held directly by Mr. Chenevich.

(9) Includes 12,430 shares subject to options held directly by Ms. Cote.

(10) Includes 47,500 shares subject to options held directly by Mr. McLaughlin.

(11) Includes 69,432 shares subject to options held directly by Mr. Moore.

(12) Includes 19,432 shares subject to options held directly by Mr. Roach.

(13) Includes 84,832 shares subject to options held directly by Mr. Simpson.

(14) Includes 4,845 shares held indirectly by the Tomlinson Family Trust, under which Mr. Tomlinson and his spouse are co-trustees. Includes 19,432 shares subject to options held directly by Mr. Tomlinson.

(15) Includes 102,265 shares subject to options held directly by Mr. Goshorn.

(16) Includes 103,434 shares subject to options held directly by Mr. Lewis.

(17) Includes 102,721 shares subject to options, and 2,334 shares subject to RSUs, held directly by Mr. Robins.

(18) Includes 73,750 shares subject to options held directly by Mr. Werner.

(19) Includes the shares described in footnotes (7)-(18).

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and officers, and persons who own more than 10% of VeriSign's common stock to file initial reports of ownership and reports of changes in ownership with the SEC and The NASDAQ Stock Market. These persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file. We file Section 16(a) reports on behalf of our directors and executive officers to report their initial and subsequent changes in beneficial ownership of our common stock.

Based solely on a review of the reports we filed on behalf of our directors and executive officers, or written representations from reporting persons that all reportable transactions were reported, the Company believes that all Section 16(a) filing requirements applicable to our directors and executive officers were complied with for fiscal 2009.

PROPOSAL NO. 2
APPROVAL OF ANNUAL INCENTIVE COMPENSATION PLAN

Summary of the VeriSign, Inc. Annual Incentive Compensation Plan

At the Annual Meeting of Stockholders, we will ask the stockholders to approve the VeriSign, Inc. Annual Incentive Compensation Plan (the "Plan"). The purpose of the Plan is to advance the interests of the Company and its stockholders and assist the Company in attracting and retaining executive officers by providing incentives and financial rewards to such executive officers that are intended to be deductible to the maximum extent possible as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). If approved by stockholders, the Plan will become effective as of January 1, 2010.

The material terms of the Plan are summarized below. This summary is qualified by reference to the full text of the Plan, which is included as Appendix A to this Proxy Statement.

Administration; Amendment and Termination. The Plan is administered by the Compensation Committee of the Board of Directors of the Company, or any subcommittee of the Compensation Committee formed by the Compensation Committee to act on its behalf under the Plan (the Compensation Committee or any such subcommittee, for the purposes of this section, the "Committee"). The Committee has broad authority to administer and interpret the Plan and its provisions as it deems necessary and appropriate. The Committee will be composed solely of two or more "outside directors" within the meaning of Section 162(m) of the Code. The Board of Directors or the Committee may amend or terminate the Plan at any time. Amendments to the Plan will require stockholder approval to the extent required to comply with applicable law or stock exchange requirements.

Eligibility. Executive officers of the Company who are selected by the Committee to participate in the Plan are eligible to receive awards under the Plan. Currently, there are seven executive officers of the Company.

Performance Criteria. The Committee will establish specific performance targets applicable to awards granted under the Plan, determine the period over which such performance will be measured and establish an objective formula for calculating the bonus payable to each participant pursuant to his or her award. The Committee will take these actions within 90 days of the beginning of the Company's fiscal year (or, if earlier, by the expiration of 25% of the applicable performance period).

The performance targets may be based on one or more of the following performance criteria: net sales; revenue; revenue growth or product revenue growth; operating income (before or after taxes); pre- or after-tax income or loss (before or after allocation of corporate overhead and bonus); earnings or loss per share; net income or loss (before or after taxes); return on equity; total stockholder return; return on assets or net assets; appreciation in and/or maintenance of the price of shares of the Company's common stock or any other publicly-traded securities of the Company; market share; gross profits; earnings or losses (including earnings or losses before taxes, before interest and taxes, or before interest, taxes, depreciation and amortization); economic value-added models or equivalent metrics; comparisons with various stock market indices; reductions in costs; cash flow or cash flow per share (before or after dividends); return on capital (including return on total capital or return on invested capital); cash flow return on investment; improvement in or attainment of expense levels or working capital levels, including cash, inventory and accounts receivable; operating margin; gross margin; year-end cash; cash margin; debt reduction; stockholders equity; operating efficiencies; market share; customer satisfaction; customer growth; employee satisfaction; regulatory achievements (including submitting or filing applications or other documents with regulatory authorities or receiving approval of any such applications or other documents and passing pre-approval inspections (whether of the Company or the Company's third-party manufacturer) and validation of manufacturing processes (whether the Company's or the Company's third-party manufacturer's)); strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property; establishing relationships with commercial entities with respect to the marketing, distribution and sale of the Company's products (including with group purchasing organizations, distributors and other vendors); supply chain achievements (including establishing relationships with manufacturers or suppliers of component materials and manufacturers of the Company's products); co-development, co-marketing, profit sharing, joint venture or other similar arrangements); financial ratios, including those measuring liquidity, activity, profitability or leverage; cost of capital or assets under management; financing and other capital raising transactions (including sales of the Company's equity or debt securities; factoring transactions; sales or licenses of the Company's assets, including its intellectual property, whether in a particular jurisdiction or territory or globally; or through partnering transactions); implementation, completion or attainment of measurable objectives with respect to research, development, manufacturing, commercialization, products or projects, production volume levels, acquisitions and divestitures; factoring transactions; or recruiting and maintaining personnel.

The Committee may also specify any exclusion(s) or inclusion(s) for charges related to any event(s) or occurrence(s) which the Committee determines should appropriately be excluded or included, as applicable, for purposes of measuring performance against the applicable performance targets, which may include (a) restructurings, reorganizations, discontinued operations, non-core businesses in continuing operations, acquisitions, dispositions, or any extraordinary nonrecurring items as described in ASC Subtopic 225-20 and/or in management's discussion and analysis of financial condition and results of operations appearing in the Company's Annual Report on Form 10-K for the applicable year, (b) the cumulative effects of tax or accounting changes, each in accordance with generally accepted accounting principles, (c) foreign exchange gains or losses, (d) stock-based compensation, (e) amortization of intangible assets, impairments of goodwill and other intangible assets, asset write downs, or non-cash interest expense or (f) litigation or claim judgments or settlements. In addition, if the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which it conducts its business, or other events or circumstances, render previously established performance goals unsuitable, the Committee may in its discretion modify such performance goals or the related levels of achievement, in whole or in part, as the Committee deems appropriate and equitable; provided that, unless the Committee determines otherwise, no such action shall be taken if and to the extent it would result in the loss of an otherwise available exemption of the award under Section 162(m) of the Code.

The Committee may not waive the achievement of the applicable performance goals except in the case of the death or disability of the Participant, a change in control of the Company, or as otherwise determined by the Committee in special circumstances, in each case in accordance with the exception for performance-based compensation set forth in Section 162(m) of the Code.

Maximum Award; Payment of Awards. The maximum dollar value of an award payable to any participant in any 12-month period is $5,000,000. The amount of the award actually paid to a participant may, in the sole discretion of the Committee, be reduced to less than the amount otherwise payable to the participant based on attainment of the performance goals for the performance period (including that any such amount may be reduced to zero). Each award under the Plan will be paid in cash or, to the extent provided in such stock plan, in share awards under a stockholder-approved stock plan of the Company. If permitted by the Committee, receipt of payment pursuant to awards under the Plan may be deferred under certain circumstances in accordance with a deferred compensation plan that complies with Section 409A of the Code.

Termination of Employment. Payment to each Participant shall be subject to the Participant's continuous employment with the Company or an affiliate through the applicable payment date. If a Participant does not remain continuously employed with the Company or an affiliate through the applicable payment date for an award, the participant will forfeit his or her right to any payment pursuant to such award; provided that, except where the participant was terminated for cause (as determined by the Committee in its sole discretion), the Committee, in its sole discretion, may determine to pay such participant all or any portion of such award, subject to such terms and conditions as the Committee may establish and, unless the Committee determines otherwise, subject to compliance with the exception for performance-based compensation set forth in Section 162(m) of the Code.

Federal Income Tax Consequences. The following is a summary of certain federal income tax consequences of awards made under the Plan, based upon the laws in effect on the date hereof. The discussion is general in nature and does not take into account a number of considerations which may apply in light of the circumstances of a particular participant under the Plan. The income tax consequences under applicable state and local tax laws may not be the same as under federal income tax laws.

If an award under the Plan is paid in cash or its equivalent, a participant will recognize compensation taxable as ordinary income (and subject to income tax withholding) at the time the award is paid in an amount equal to the cash or the fair market value of its equivalent, and the Company will be entitled to a corresponding deduction, except to the extent the deduction limits of Section 162(m) of the Code apply. Section 162(m) of the Code limits the deductibility of certain compensation of the Chief Executive Officer and the next three most highly compensated officers of publicly-held corporations (other than the Chief Financial Officer). Compensation paid to such an officer during a year in excess of $1,000,000 that is not performance-based (and does not comply with another exception from Section 162(m)) would not be deductible on the Company's federal income tax return for that year. It is intended that compensation attributable to awards payable under the Plan will qualify as performance-based compensation under Section 162(m) of the Code.

New Plan Benefits. The amounts of awards for fiscal year 2010 and any subsequent years will be determined based upon the performance criteria and any maximum bonus amounts below the $5,000,000 cap that may be established by the Committee from time to time for such year. As a result, it is not possible to determine the amounts of awards for fiscal year 2010 or subsequent years at this time. Moreover, because the Committee can reduce each participant's award under the Plan by any amount in its discretion, it is also not possible to determine the amounts that would have been paid for fiscal year 2009 had the Plan been in effect during such year. If the Plan had been in effect during fiscal year 2009, the maximum award payable under the Plan's formula would have been $5,000,000 for each executive officer participant in the Plan. If the Plan had been in effect for the 2009 fiscal year, the Committee may have exercised its discretion to reduce each participant's award. See the Summary Compensation Table elsewhere in this Proxy Statement for the incentive awards the Committee actually determined to pay our Named Executive Officers for the 2009 fiscal year.

Approval

Under Delaware law, Section 162(m) of the Code and the charter and Bylaws of the Company, the Plan, including the material terms of the performance goals set forth therein, is approved by stockholders if a majority of the votes cast on this Proposal No. 2 are cast in favor of approval.

The Board Recommends a Vote "FOR" the Approval of the Annual Incentive Compensation Plan.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Summary

In 2009, we successfully completed the divestiture of our non-core businesses. We continued to invest in our core lines of business, Naming Services and Authentication Services, through investments in infrastructure, marketing, customer relationships and organizational programs. We solidified our executive ranks, appointing Mark D. McLaughlin as President and Chief Executive Officer and Brian G. Robins as Executive Vice President and Chief Financial Officer. Mr. Bidzos transitioned to the role of Executive Chairman and continues to serve as Chairman of the Board of Directors.

In the sections below, we describe our executive compensation program for 2009, including:

- The principles on which our executive compensation program was based.
- The process by which the Compensation Committee established and reviewed the executive compensation program.
- The elements that made up our executive compensation program, as well as detailed information on each individual element.

For 2009, our Named Executive Officers were:

1. D. James Bidzos, Executive Chairman;
2. Mark D. McLaughlin, President and Chief Executive Officer;
3. Brian G. Robins, Executive Vice President and Chief Financial Officer;
4. Richard H. Goshorn, Senior Vice President, General Counsel and Secretary;
5. Russell S. Lewis, Executive Vice President, Strategy and Technical Operations; and
6. Kevin A. Werner, Senior Vice President, Corporate Development and Strategy.

Executive Compensation

Compensation Goals and Philosophy

Our executive compensation program is designed to provide a mix of short-term and long-term incentives that are linked to the achievement of key business goals and that ultimately create long-term value for our stockholders. Our program seeks to attract and retain highly talented executives and to motivate them to achieve our business objectives and contribute to our long-term success.

Our executive officer compensation program is designed with the following goals and principles in mind:

- Performance: a significant portion of each executive officer's total compensation should depend on the achievement of corporate objectives and the creation of stockholder value. Compensation should be directly linked to measurable corporate and individual performance, and provide incentives for superior performance.
- Alignment: compensation should closely align the interests of our executive officers with the long-term interests of our stockholders.
- Recruiting and Retention: compensation should be competitive with that offered by other leading high technology companies we view as competitors for the employment of talented executives.

The Process for Setting Compensation

Role of the Compensation Committee: The Compensation Committee of our Board of Directors is ultimately responsible for the oversight of our compensation and benefit programs, and sets the policies governing compensation of our executive officers and our other employees. As part of this process, the Compensation Committee annually reviews and approves all elements of our executive compensation program (except health and welfare and other benefits provided to other full-time employees). It also reviews and approves the annual incentive bonus program and long-term incentive compensation programs for our non-officer employees. In addition, the Compensation Committee conducts a risk assessment to review that compensation policies and practices are well-aligned with VeriSign compensation design principles and that they are not reasonably likely to have an adverse impact on the Company.

Individual compensation decisions are made by the Compensation Committee after reviewing the performance of the Company and each executive's performance during the year against established goals, current compensation arrangements, market trends, and the compensation history of the executive officer relative to other executives at VeriSign.

Role of Management: The Chief Executive Officer (the "CEO") annually reviews the performance of each executive officer (other than the CEO whose performance is ordinarily reviewed by the Chairman of the Board and the Board of Directors) and makes a recommendation regarding the salary, incentive bonus and long-term incentive compensation for each executive officer based on his assessment of the performance of each individual. The CEO also takes an active part in the discussions of the Compensation Committee regarding the compensation of executives who report to him directly, including the Named Executive Officers. All decisions regarding the CEO's compensation are made by the Compensation Committee in executive session, without the CEO present.

In 2009, Mr. Bidzos, in his role as Executive Chairman and President and CEO on an interim basis and then as Executive Chairman, continued to have an active role in discussions at Compensation Committee meetings. Mr. Bidzos did not participate in discussions concerning his compensation. Mr. McLaughlin began his participation in Compensation Committee discussions upon his appointment as CEO in August 2009.

Role of Compensation Consultant: Frederic W. Cook & Co. Inc. ("FW Cook"), a recognized compensation consulting firm, serves as the independent consultant to the Compensation Committee to assist it in evaluating and analyzing the Company's executive compensation program, principles and objectives, as well as the specific compensation and benefit design recommendations presented by the Company's executive management. FW Cook prepares a report relating to the CEO's and all other Named Executive Officers' compensation. The report includes comparative data with respect to peer companies, a tally sheet detailing total target cash compensation, the value of long-term incentive grants, the total annual value of benefits, estimated severance benefits for termination after a change-in-control, historical compensation data, and an analysis of built-in-gain on prior equity awards. FW Cook does not perform any other services for us other than its consulting services to the Compensation Committee.

Benchmarking: We use a benchmarking process to help determine base salary, annual incentive bonus targets and long-term incentive compensation targets for our executive officers. We undertake an annual study of competitive compensation practices for executive officers at certain high technology companies that we view as our peers or as competitors for executive talent.

While the Compensation Committee carefully considers market data of our peers and other benchmark survey sources, it does not target a specific percentile when determining total compensation levels for its Named Executive Officers. Other key considerations include the executive's individual performance in the prior year relative to his peers, the executive's future potential with us, internal pay equity and the scope of the executive's responsibilities and experience. Other elements of compensation, including health and welfare and other benefits and severance and change-in-control payments and benefits are reviewed periodically by the Compensation Committee to ensure that our total compensation is competitive based on data obtained from various sources at the time of the review.

Our compensation peer group is principally made up of publicly-traded companies in the high technology sector which are business competitors and/or with which we compete for executive talent (the "Peer Group"). The Compensation Committee reviews the Peer Group annually and makes adjustments as necessary to ensure it continues to appropriately reflect the competitive market for key talent and includes companies similar to us in scope and complexity.

The Peer Group used to set 2009 compensation is comprised of the same companies that we considered as peers in 2008 and is listed below:

Affiliated Computer Services	Cadence Design Systems	Fiserv
Akamai Technologies	Computer Associates	Intuit
Alliance Data Systems	Citrix Systems	McAfee
Autodesk	Cognizant Tech	Salesforce.com
BMC Software	DST Systems	Total System Services

Range of Revenues and Market Cap for 2009 Peer Group

	Most Recent Four Quarters Revenue ($M)	12/31/2009 Market Cap ($M)
75th Percentile	$3,218	$6,118
Median	$1,927	$4,301
25th Percentile	$1,651	$2,835
VeriSign	$1,031	$4,662

The Compensation Committee also reviewed and considered cash compensation levels from the Radford Executive Survey covering general technology companies with annual revenues between $1B—$3B.

At its meeting on November 3, 2009, the Compensation Committee selected a new Peer Group to be used for 2010 compensation analysis. As VeriSign was nearing completion of its divestiture activity, the Committee believed it was appropriate to revise the Peer Group to more appropriately align with VeriSign's revenue and market capitalization.

The Peer Group that will be used beginning in 2010 consists of the following companies:

Akamai Technologies	Equinix	Neustar	Salesforce.com
ANSYS	Facstet Research Systems	Nuance Communications	Solera Holdings
Autodesk	Jack Henry & Associates	Paychex	Sybase
BMC Software	McAfee	Rackspace Hosting	TIBCO Software
Citrix Systems	Micros Systems	Red Hat	VMware

Range of Revenues and Market Cap for 2010 Peer Group

	Most Recent Four Quarters Revenue ($M)	12/31/2009 Market Cap ($M)
75th Percentile	$1,647	$6,640
Median	$ 875	$4,221
25th Percentile	$ 627	$2,543
VeriSign	$1,031	$4,662

Equity Award Practices

The Compensation Committee approves all equity awards to Section 16 executive officers, which include the Named Executive Officers, including annual award grants and any new hire, promotion and discretionary grants.

The Compensation Committee also approves the aggregate annual equity pool and employee grant guidelines. The Committee has delegated the actual award determination for non-Section 16 employees to the Grant Committee, other than the annual equity awards which are approved by the Committee, as described below. The Grant Committee was comprised of one individual, D. James Bidzos, Executive Chairman, until November 3, 2009, at which time the Board appointed Mark D. McLaughlin, President and CEO, to also serve as a member of the Grant Committee. The Compensation Committee has determined that any such awards would be granted on the 15th of the month (or the next scheduled trading day if the 15th of the month falls on a non-trading date) following the approval by the Grant Committee.

The allocation of annual equity awards is administered in February to align with the Company's regular performance management process, which occurs in the first quarter of the fiscal year. During this process, decisions regarding employee performance, salary increases and bonus awards are determined. The equity award grants allocated to Section 16 Officers and all other employees during the annual performance management process are reviewed, approved and granted by the Compensation Committee at its regular meeting during the first quarter of each year.

Elements of Compensation Program

Base Salary: Base salary is the primary fixed component of our compensation program, and is intended to provide a guaranteed level of annual income to our executives. We believe that offering a competitive annual base salary that is not subject to risk for performance is vital in attracting and retaining our executives.

Base salaries of our executive officers are determined annually. Actual base salary levels are established based upon each executive officer's job responsibilities and experience, individual contributions and future potential. We benchmark against base salary and total compensation levels of executives from our Peer Group to help determine appropriate compensation levels for each executive officer. We also reference other compensation data and surveys relevant to establishing individual or programmatic changes. The Compensation Committee is mindful of the effects changes to base salary can have on other elements of our compensation program such as target bonus amounts and potential severance payments, and carefully considers these factors when setting or changing executive base salaries.

During the course of 2009, the Compensation Committee reviewed base salary levels for our Named Executive Officers. The Compensation Committee reviewed competitive benchmark data provided by FW Cook and recommendations from the Executive Chairman and CEO regarding each executive's individual performance. Based on this information, the Compensation Committee made adjustments to salary levels, which they believed provided appropriate compensation commensurate with the executive's performance and scope of responsibilities. The resulting salary levels were between the 25th percentile and 50th percentile of the 2009 Peer Group and survey data obtained from the Radford Executive Survey.

Name	Title	1/1/09 Salary Rate	Final 2009 Salary Rate
D. James Bidzos	Executive Chairman	$900,000	$500,000
Mark D. McLaughlin	President and Chief Executive Officer	n/a	$750,000
Brian G. Robins	Executive Vice President and Chief Financial Officer	$300,000	$400,000
Richard H. Goshorn	Senior Vice President, General Counsel and Secretary	$390,000	$400,000
Russell S. Lewis	Executive Vice President, Strategy and Technical Operations	$400,000	$400,000
Kevin A. Werner	Senior Vice President, Corporate Development and Strategy	$375,000	$375,000

Below is a summary of base salary changes that occurred in 2009:

The salary rate change for Mr. Bidzos reflects his base salary adjustment when he transitioned to the role of Executive Chairman on August 17, 2009. Mr. Bidzos's compensation is further summarized in the section titled "CEO Compensation."

Mr. McLaughlin was re-hired by the Company as President and Chief Operating Officer on January 14, 2009 with a base salary of $500,000. A summary of Mr. McLaughlin's professional background is provided in this Proxy Statement under Proposal No. 1—Election of Directors.

On August 17, 2009, Mr. McLaughlin's salary rate was adjusted to $750,000 commensurate with his appointment as President and Chief Executive Officer. Mr. McLaughlin's compensation is further summarized in the section titled "CEO Compensation."

Effective March 7, 2009, Mr. Robins received a salary increase to $320,000 as part of the Company's regular performance management process conducted in the first quarter of 2009. On August 4, 2009, concurrent with his appointment as Executive Vice President and Chief Financial Officer, Mr. Robins received a salary adjustment to $400,000. This new salary was determined after reviewing salary levels and total direct compensation of our Peer Group and from the Radford Executive Survey.

Mr. Goshorn received a salary increase to $400,000 effective March 7, 2009. This base salary level was determined upon review of his performance and a comparison of compensation levels for similar positions at the companies in our Peer Group and from the Radford Executive Survey.

Messrs. Lewis's and Werner's base salary levels were unchanged for 2009. It was determined that their base salary levels were appropriately positioned following a review of their performance and a comparison of compensation levels of comparable positions at the companies in our Peer Group and from the Radford Executive Survey.

For 2010, base salaries were not adjusted for Named Executive Officers.

Annual Incentive Bonus: We have established the VeriSign Performance Plan ("VPP"), an annual cash bonus plan that is designed to reward members of the executive team and other employees for their contributions in helping us achieve financial, operating, and other goals. The plan provides participants with the opportunity to earn an annual cash bonus based on our performance compared against pre-established financial and individual goals. Target bonus levels for our executive officers are established in part by reference to bonus levels of executives in our Peer Group as determined by our benchmarking analysis. VeriSign's bonus targets in 2009 for its Named Executive Officers were overall below competitive median rates as compared to its Peer Group and survey information obtained from the Radford Executive Survey. This competitive position is influenced by some executives being new in their role or in an acting capacity when targets were reviewed.

In 2009, the VPP goals for executive officers were based on two financial performance measures from the Naming Services and Authentication Services businesses, ("Core Business Units"): (i) GAAP revenue from Core Business Units weighted at fifty percent (50%) and (ii) consolidated non-GAAP operating income weighted at fifty percent (50%). The Compensation Committee believed that this was an appropriate weighting for the goals to incentivize management to focus on the Company's core business operations, driving revenue and operating income growth.

Consolidated non-GAAP operating income excluded the following items that are included under GAAP: discontinued operations, non-core businesses in continuing operations, stock-based compensation, amortization of other intangible assets, impairments of goodwill and other intangible assets and restructuring costs. The non-GAAP performance measure is used because we believe it presents a clearer picture of the Company's core operation and is not considered a substitution for results prepared in accordance with GAAP.

These goals represented a change from 2008, when the performance measures were non-GAAP operating income from Core Business Units and a strategic goal to substantially complete the divestiture program, with these goals weighted at ninety percent (90%) and ten percent (10%), respectively. The Compensation Committee changed these goals for 2009 to align the performance measures with the Company's plan to focus on driving revenue and operating income growth in its Core Business Units. The goals for 2009 were reviewed and approved by the Compensation Committee in March 2009.

For the 2009 VPP bonuses for executives, the Compensation Committee established target levels of performance for each metric, equal to $1,025M for revenue and $374.5M for consolidated non-GAAP operating income. Actual funding for payouts was determined based on the level of achievement of each metric. A further description of the funding established for each metric is set forth below:

- The revenue goal from Core Business Units was weighted at 50% of the total bonus pool. This portion would be funded when the actual results met a threshold level of achievement greater than 90% of the established revenue target of $1,025M. Based on a weighting of 50%, revenue achievement between 90% and 95% would result in a funding level of 0% to 15%; revenue achievement of 95% to 100% would result in a funding level of 15% to 50%; revenue achievement over 100% and up to 120% would result in funding from 50% to 150%.
- The consolidated non-GAAP operating income goal was weighted at 50% of the total bonus pool. This portion would be funded when actual results met a threshold level of achievement greater than 90% of the established consolidated non-GAAP operating income target of $374.5M. Based on a weighting of 50%, non-GAAP operating income achievement between 90% and 95% would result in a funding level of 0% to 15%; non-GAAP operating income achievement of 95% to 100% would result in a funding level of 15% to 50%; non-GAAP operating income achievement over 100% and up to 150% would result in funding from 50% to 150%.

For 2009, the Compensation Committee determined that we achieved 98.8%, or $1,013M of the revenue goal from Core Business Units. Based on a weighting of 50%, this resulted in a funding multiplier of 42% for this goal. The Committee also determined that we achieved 103.7% of the consolidated non-GAAP operating income. Based on a weighting of 50%, this resulted in a funding multiplier of 57.5%. In summary, the aforementioned goal achievement levels resulted in a funding level of 99.5% for the VPP bonus plan, based on the schedule approved by the Compensation Committee. This resulted in a bonus pool being established for payments of bonuses to executives equal to 99.5% of the target bonuses for the executives. Executive bonuses could be paid from this pool in an aggregate amount up to the size of the pool.

Bonus payments for the Named Executive Officers under the 2009 VPP as approved by the Compensation Committee at its meeting held on February 22, 2010, subject to final financial statement certification (which occurred on February 26, 2010), are provided in the table below.

Name	Title	Bonus Target as a % of Final 2009 Base Salary	Final 2009 Bonus Payment (Actual Bonus Paid as a % of Final 2009 Base Salary)
D. James Bidzos	Executive Chairman	Mr. Bidzos was not eligible for a bonus	n/a
Mark D. McLaughlin	President and Chief Executive Officer	100%	$499,885 (66.6%)
Brian G. Robins	Executive Vice President and Chief Financial Officer	75%	$240,000 (60%)
Richard H. Goshorn	Senior Vice President, General Counsel and Secretary	60%	$238,800 (59.7%)
Russell S. Lewis	Executive Vice President, Strategy and Technical Operations	60%	$220,000 (55%)
Kevin A. Werner	Senior Vice President, Corporate Development and Strategy	60%	$206,250 (55%)

Bonuses to executives are pro-rated from the date of hire or from assignment to an executive officer position, or, in the case of former executives, pursuant to their severance arrangement, if applicable. The bonus paid to Mr. McLaughlin was prorated to reflect his bonus target at 75% and base salary rate earnings of $294,521 when he was President and COO from January 14, 2009 through August 16, 2009, and his bonus target at 100% and base salary rate earnings of $281,507 as President and CEO from August 17, 2009 through December 31, 2009. The bonus paid to Mr. Robins was prorated to reflect his bonus target at 50% and base salary rate earnings of $188,493 when he was acting Chief Financial Officer from January 1, 2009 through August 3, 2009 and his bonus target at 75% and base salary rate earnings of $164,384 as CFO from August 4, 2009 through December 31, 2009. In determining the final bonus payments, the Compensation Committee also took into account the performance results against the performance measures established under the VPP and assessment of the individual performance of each of the executives.

For 2010, no changes were made to individual bonus targets for Named Executive Officers.

2010 Annual Incentive Bonuses: Similar to 2009, the VPP in 2010 will be based upon achievement of revenue and non-GAAP operating income goals. Each performance metric will be weighted at 50% and threshold levels of achievement greater than 90% will result in funding the bonus pool under the Plan. Individual bonuses will be based upon employee level, target bonus opportunity, business unit performance and individual performance.

In addition, in order to ensure that bonuses paid to executive officers are fully deductible for tax purposes, the Company adopted the VeriSign, Inc. Annual Incentive Compensation Plan ("Plan"). This Plan is described under "Proposal No. 2—Approval of Annual Incentive Compensation Plan," and its effectiveness is conditioned on stockholder approval of the Plan. If approved by the Company's stockholders, any bonuses paid to executive officers will be paid pursuant to the Plan. Payments under the Plan will be based upon satisfaction of a performance target setting a maximum bonus and the Committee's negative discretion. The Committee currently intends that 2010 bonuses under the Plan, if approved, will be determined taking into account performance against the VPP targets.

Discretionary Bonus: At its February 23, 2009 meeting, the Compensation Committee approved a special discretionary bonus for Mr. Robins, in the amount of one hundred thousand dollars ($100,000) in recognition of Mr. Robin's performance during 2008 in his role of acting Chief Financial Officer of the Company. This bonus was paid on March 27, 2009. Furthermore, at its May 4, 2009 meeting, the Compensation Committee authorized a bonus in the amount of one hundred thousand dollars ($100,000) annualized to be prorated for the time period during which Mr. Robins continued in the role as acting Chief Financial Officer in 2009. This bonus was paid in the amount of $58,904 on August 28, 2009.

Long-term Incentive Compensation: Equity-based grants are an important element of our total compensation program with the goal to align interests of Named Executive Officers with those of our stockholders and to provide each Named Executive Officer with an incentive to manage VeriSign from the perspective of an owner with an equity stake in the business. Long-term incentive award amounts are established based upon each Named Executive Officer's job responsibilities and experience, individual contributions and future potential and the value of existing vested and unvested outstanding equity awards. The Compensation Committee references long-term incentive award levels of executives at Peer Group companies and benchmark data provided by FW Cook and the Radford Executive Survey.

The Compensation Committee believes that both stock options and restricted stock units ("RSUs") accomplish our goal of linking executive compensation to increases in stockholder value and providing a retention incentive. Stock options only have value to the recipient if the Company's share price increases from the date of grant. RSUs provide immediate retention value to our executives in addition to providing a strong incentive to increase the Company's share price and consequently the value of the shares received upon vesting.

In 2009, equity awards were granted during the annual equity program grant process conducted in February 2009. In addition, equity awards were granted to Messrs. McLaughlin and Robins upon their appointments as President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, respectively. For the 2009 annual equity awards, 50% of the total award value was granted in the form of non-qualified stock options and 50% of the total award value was granted in the form of RSUs.

The stock options were granted with an exercise price equal to fair market value at the date of grant and vest over a four-year period, with 25% of the option shares vesting on the first anniversary of the grant and the remaining option shares vesting ratably each quarter thereafter until fully vested. The RSUs vest over a four-year period, with 25% vesting on each anniversary of the grant date until fully vested. Subject to limited exceptions, unvested awards are forfeited upon termination of employment.

Stock options and RSUs were granted on February 23, 2009 at the regularly scheduled Compensation Committee meeting. The grant price for stock options was $18.64 which was the closing price per share of VeriSign's common stock on the NASDAQ Global Select Market on February 23, 2009. The table below details the equity grants awarded to Named Executive Officers on February 23, 2009, excluding Mr. Bidzos and Mr. McLaughlin whose equity grants are discussed in the section titled CEO Compensation.

Name	Title	Number of Stock Options Granted February 23, 2009	Number of Restricted Stock Units Granted February 23, 2009
Brian G. Robins	Executive Vice President and Chief Financial Officer	50,000	20,000
Richard H. Goshorn	Senior Vice President, General Counsel and Secretary	32,500	13,000
Russell S. Lewis	Executive Vice President, Strategy and Technical Operations	25,000	10,000
Kevin A. Werner	Senior Vice President, Corporate Development and Strategy	32,500	13,000

On August 3, 2009, the Compensation Committee recommended a grant of 10,000 RSUs to be awarded to Mr. Robins, subject to approval by the Board of Directors, upon his appointment as Executive Vice President and Chief Financial Officer. The grant date of this award is August 4, 2009, commensurate with the Board approval of his appointment and effective date of his new role. These RSUs have a grant date fair value of $205,400 and vest over a four-year period with 25% vesting on each anniversary of the grant date until fully vested.

CEO Compensation: On January 14, 2009, Mr. McLaughlin was rehired by VeriSign as President and Chief Operating Officer. The Board of Directors appointed Mr. McLaughlin as President and Chief Executive Officer of VeriSign, effective August 17, 2009. Concurrently, with the appointment of Mr. McLaughlin as Chief Executive Officer, the Board of Directors accepted the resignation of Mr. Bidzos from the position of Chief Executive Officer on an interim basis. The Board of Directors also approved the appointment of Mr. Bidzos to the position of Executive Chairman of the Company, effective August 17, 2009.

Mr. McLaughlin's base salary was established at $500,000 per year upon his rehire into the Company on January 14, 2009 as President and Chief Operating Officer. His bonus target was set at 75% of his annual base salary. In addition, Mr. McLaughlin received an equity grant of 152,000 stock options and 61,000 RSUs, both with a grant date of January 14, 2009. The stock options have an exercise price of $17.40 and vest over a four-year period with 25% of the option shares vesting on the first anniversary of the grant and the remaining option shares vesting ratably each quarter thereafter until fully vested The RSUs vest over a four-year period, with 25% vesting on each anniversary of the grant date until fully vested. Subject to limited exceptions, unvested awards are forfeited upon termination of employment. Mr. McLaughlin's compensation package for his role as President and Chief Operating Officer was between the 25th and 50th percentile of the Peer Group and the Radford Executive Survey.

In connection with his new hire package, Mr. McLaughlin entered into a change-in-control agreement with the same terms as provided to other Section 16 Officers of the Company (as described under "Change-in-Control and Retention Agreements" below). In addition, Mr. McLaughlin entered into a severance arrangement pursuant to which he would be provided with certain severance benefits upon certain terminations of employment occurring on or prior to July 1, 2010, as described under "Severance Agreements" below.

Effective with his appointment to President and Chief Executive Officer, Mr. McLaughlin's base salary was adjusted to $750,000 per year and his annual bonus target was set at 100% of base salary, reflecting a total target cash position between the 25th and 50th percentile of the Peer Group and the Radford Executive Survey.

Mr. McLaughlin also received a grant of 30,000 RSUs with a grant date fair value of $613,800, which vest over a four-year period, with 25% vesting on each anniversary of the grant date until fully vested. Mr. McLaughlin also entered into a new change-in-control agreement, the terms of which are identical to the terms contained in the Company's form of Change-in-Control and Retention Agreements for VeriSign Section 16 Executive Officers (as described under "Change-in-Control and Retention Agreements" below), except that Mr. McLaughlin's agreement provides for cash severance of two times his base salary plus bonus and continuation of health benefits for him and his dependents for two years.

Mr. Bidzos's base salary was established at $900,000 per year effective as of his appointment on June 30, 2008 as Executive Chairman and President and Chief Executive Officer on an interim basis. His base salary was guaranteed for a six month period and would end upon the appointment of a new Chief Executive Officer. In addition, Mr. Bidzos did not participate in the annual cash bonus plan, the VPP, since the equity component of Mr. Bidzos's package vested over a period of one year.

Effective with his appointment as Executive Chairman on August 17, 2009, Mr. Bidzos's base salary was changed to $500,000 per year. He also received a grant of 97,751 RSUs which vest and are settled in shares of the Company's common stock in eight equal quarterly installments over a two-year period from the date of grant, subject to Mr. Bidzos continuing to be affiliated with the Company. Mr. Bidzos's RSUs had a value of $2,000,000 on the grant date, calculated by taking the closing price of the Company's common stock on August 17, 2009 ($20.46) times the number of restricted stock units granted (97,751).

Benefits: Executive officers are eligible to participate in the same health and welfare benefits provided generally to all other employees, at the same general premium rates charged to such employees. The benefits include medical, dental and vision insurance and other health benefits, group life insurance, short and long-term disability, fitness club reimbursement up to $390 per year, paid time off, an employee stock purchase plan, and a tax-qualified 401(k) salary deferral plan.

Other than those benefits described above, we provide no additional or supplemental benefits, such as a company automobile, country club memberships, deferred compensation programs, or retirement benefits, to our executive officers.

Total Compensation: We believe we are fulfilling our compensation objectives and rewarding executive officers in a manner that is consistent with our pay-for-performance philosophy. Executive compensation is tied directly to our performance and is structured to ensure that there is an appropriate balance between our long-term and short-term performance and between our operational performance and stockholder value. For the Named Executive Officers as of the end of 2009 (excluding Mr. Bidzos, who performed two roles in 2009, President and Chief Executive Officer on an interim basis and Executive Chairman, and whose compensation package is detailed in CEO Compensation above), the aggregate total compensation mix represented 25% base salaries, 16% actual annual cash bonuses and 59% long-term incentives based on grant date fair value.

Recoupment of Incentive Compensation in the Case of Inaccurate Financial Statements

The Committee adopted an executive compensation recoupment policy in March 2010 that applies to incentive awards, including long-term incentive compensation, awarded in 2010 and thereafter. The policy applies to all Section 16 executive officers and such other officers as the Committee designates. The policy applies whenever there is an inaccurate financial statement and, as a result, a covered executive has received materially more incentive compensation than would have otherwise occurred. Under these circumstances, the Committee has discretion to seek recovery of such overpayment, either through reduction of future awards or payments to the covered executive, or by directly seeking repayment. Except in the case of fraudulent, intentional, willful, or grossly negligent misconduct by the recipient of the incentive awards, the Company may only recover incentive awards paid based on inaccurate financial statements if they were paid in the three years prior to the determination that an inaccurate financial statement has been used for the calculation of incentive awards. The date of the determination that an inaccurate financial statement has been so used will be deemed to be the date the Company commences steps that ultimately lead to the correction of an inaccurate financial statement.

Stock Retention Policy

The Board believes that the Company's executive officers and members of the Board should retain long-term ownership of common stock of the Company received as incentive compensation to further align their interests with the long-term interests of the Company's stockholders. To further that goal, the Compensation Committee adopted a Stock Retention Policy, which replaced the Company's previous Stock Ownership Guidelines, and was effective as of August 1, 2009 (the "Effective Date"). The Stock Retention Policy applies to each of the Company's executive officers who are subject to the provisions of Section 16 of the Exchange Act (the "Officers") and the Board members as of the Effective Date and to each individual who becomes an Officer or member of the Board after the Effective Date. The Stock Retention Policy applies to all equity compensation awards outstanding as of the Effective Date under any of the Company's equity plans and all future equity compensation awards granted under any Company equity plan. With respect to any individual who becomes an Officer or director after the Effective Date, the Stock Retention Policy applies to all equity compensation awards held by such individual on the date he or she becomes an Officer or member of the Board and to all equity compensation awards received thereafter. The term "equity compensation awards" includes stock options (excluding options under VeriSign's employee stock purchase plans), stock appreciation rights, restricted and unrestricted stock awards, restricted and unrestricted stock units, performance shares, performance units, or any other stock-based incentive awards that are granted by the Company for compensatory purposes. Each Officer and member of the Board is required to retain, until the date that is six months after the Officer's or member of the Board's service with the Company and its subsidiaries ceases for any reason, direct or indirect ownership of 50% of any Net Shares of Company common stock issued on or after August 1, 2009, to or on behalf of the Officer or member of the Board pursuant to each equity compensation award. "Net Shares" means the number of issued shares of Company common stock remaining upon the exercise or settlement of an equity compensation award after shares are sold or netted to pay the exercise price, and applicable taxes, as such amount is determined by the Company under the rules of administration approved by the Compensation Committee. The Compensation Committee reserves the right to modify or terminate the Stock Retention Policy at any time if it determines in its sole discretion that such action would be in the best interests of the Company. The Stock Retention Policy can be found on our Website at *https://investor.verisign.com/policies.cfm.*

Because we grant stock-based incentives in order to align the interests of our employees with those of our stockholders, our Securities Trading Policy forbids executive officers and other employees from buying or selling derivative securities related to VeriSign common stock, such as puts or calls on VeriSign common stock, since derivative securities may diminish the alignment of incentives that we seek to foster between our employees and our stockholders. Company-issued stock options and RSUs are not transferable during the executive officer's life, other than certain gifts to family members (or trusts, partnerships, or similar entities that benefit family members).

Severance Agreements

We do not have a formal severance program for our executive officers, all of whom are at-will employees. We generally do not enter into employment agreements with our executive officers and employment offers generally do not provide for severance or other benefits following termination. The Compensation Committee will consider, when appropriate, providing a severance package to attract a potential executive officer or in connection with an executive officer's departure from the Company. Mr. McLaughlin entered into a severance arrangement as part of his compensation package when he was hired as President and Chief Operating Officer on January 14, 2009. The severance agreement provided for (a) 12 months annual base salary; (b) annual bonus at target (if the termination occurred in 2009) or annual bonus at target prorated to the date of separation (if the termination occurred in 2010); (c) a lump sum equal to the cost of COBRA coverage and life insurance benefits for 12 months; (d) access to outplacement services for six months; (e) acceleration of 25% of any in-the-money unvested stock options; and (f) acceleration of 25% of any unvested restricted stock units if the Company terminated his employment without cause or Mr. McLaughlin resigned for "good reason" from his position as President and Chief Operating Officer on or before July 1, 2010 or if Mr. McLaughlin resigned and left the Company for any reason on July 1, 2010.

Change-in-Control and Retention Agreements

We have entered into change-in-control and retention agreements with our executive officers, including the Named Executive Officers, except D. James Bidzos, Executive Chairman. The agreements provide for certain severance benefits in the event an executive's employment is terminated in connection with a change in control of the Company. All of these agreements are "double trigger" agreements meaning that executives will only be eligible for benefits under the agreements if both (i) a change-in-control of the Company occurs and (ii) within twenty-four months of the change-in-control the executive's employment is terminated by the Company without cause (or by the executive for good reason) in connection with the change-in-control. See "Potential Payments Upon Termination or Change-in-Control" for a description of the terms of these agreements. In connection with his initial rehire, Mr. McLaughlin entered into a change-in-control and retention agreement with the same terms as provided to other executive officers. In connection with his appointment as President and CEO, Mr. McLaughlin's change-in-control and retention agreement was modified to provide that, in the event of a qualifying termination, he would receive cash severance of two times his base salary plus bonus and continuation of health benefits for two years.

On August 3, 2009 the Compensation Committee approved an amendment to the change-in-control and retention agreements to change the trigger rate in the definition of "change-in-control" from 30% to 35%. This is further detailed in the proxy section titled "Potential Payments Upon Termination or Change-in-Control."

The Compensation Committee believes that the change-in-control and retention agreements are necessary to attract and retain highly qualified executives and to neutralize the personal interests of our executives in light of any potential beneficial corporate transaction. The Compensation Committee determined the change-in-control and retention agreements were reasonable when compared to practices among the companies in our Peer Group.

Tax Treatment of Executive Compensation

In determining the amount and form of compensation paid each year to our executive officers, we take into account the tax treatment of such compensation.

Section 162(m) of the Code limits the federal income tax deduction for compensation paid to certain Named Executive Officers, other than the Company's chief financial officer and executive officers who left prior to the end of the year, to $1,000,000 per year for public companies, unless the compensation is performance-based. Our executive compensation is structured to maximize the amount of compensation expense that is deductible by the Company when, in its judgment, it is appropriate and in the interest of the Company and its stockholders. The deductibility of an executive officer's compensation can depend upon the timing of the executive officer's vesting or exercise of previously granted rights, as well as other factors beyond the Company's control. Therefore an executive officer's compensation is not necessarily limited to that which is deductible under Section 162(m). The Compensation Committee may approve payment of compensation that exceeds the deductibility limitation under Section 162(m) in order to meet compensation objectives or if it determines that doing so is otherwise in the interest of our stockholders. Certain RSUs granted in fiscal 2009 and bonuses awarded for services rendered in 2009 are not performance based and therefore are not exempt from the limitation of deductibility under Section 162(m). If stockholders approve the Plan, bonuses paid to executive officers thereunder should be fully deductible under Section 162(m). See "Proposal No. 2—Approval of Annual Incentive Compensation Plan."

Compensation Committee Report

The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that we specifically incorporate it by reference into a document filed under the Securities Act or the Exchange Act.

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis included in this Proxy Statement. Based on the review and discussions, the Compensation Committee recommended to the Board, and the Board has approved, that the Compensation Discussion and Analysis be included in this Proxy Statement.

This report is submitted by the Compensation Committee

Louis A. Simpson (Chairperson)
Timothy Tomlinson

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee are Louis A. Simpson and Timothy Tomlinson. All of the members of the Compensation Committee during 2009 were independent directors during the time period they served on the Compensation Committee, and none of the members of the Compensation Committee during 2009 were employees or officers or former officers of VeriSign. No executive officer of VeriSign has served on the compensation committee (or other board committee performing equivalent functions, if any) or the board of directors of another entity, one of whose executive officers served as a member of the Compensation Committee of VeriSign during 2009; and no executive officer of VeriSign has served on the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a member of the Board during 2009.

Summary Compensation Table

The following table sets forth certain summary information concerning the compensation received by each person who served as our principal executive officer and principal financial officer during fiscal 2009 and the three other most highly compensated executive officers as of the end of fiscal 2009. We refer to these executive officers as our "Named Executive Officers."

SUMMARY COMPENSATION TABLE

Named Executive Officer and Principal Position	Year	Salary (1)	Bonus	Stock Awards (2)	Option Awards (2)	Non-Equity Incentive Plan Compensation (3)	All Other Compensation (4)	Total
D. James Bidzos(5)	2009	$751,154	$ —	$1,999,985	$ —	$ —	$ 4,600	$2,755,739
Executive Chairman	2008	415,385	—	3,999,976	—	—	77,338(6)	4,492,699
Mark D. McLaughlin(7)	2009	579,807	—	1,675,200	1,080,538	499,885	36,930(8)	3,872,360
President and	2008	—	—	—	—	—	180,000(9)	180,000
Chief Executive Officer	2007	431,308	1,008(10)	1,540,862	932,711	145,800	249,881(11)	3,301,570
Brian G. Robins(12)	2009	350,845	158,904(13)	578,200	380,770	240,000	8,306	1,717,025
Executive Vice President and Chief Financial Officer	2008	287,293	56,000	553,170	289,138	208,500	7,865	1,401,966
Richard H. Goshorn	2009	399,731	—	242,320	247,500	238,800	2,542	1,130,893
Senior Vice President, General Counsel and Secretary	2008	374,231	—	622,040	231,310	325,260	2,173	1,555,014
Russell S. Lewis	2009	401,539	—	186,400	190,385	220,000	10,392	1,008,716
Executive Vice President, Strategy and Technical Operations	2008	380,769	—	1,608,650	289,138	333,600	9,795	2,621,952
Kevin A. Werner	2009	376,443	—	242,320	247,500	206,250	8,789	1,081,302
Senior Vice President, Corporate Development and Strategy	2008	358,654	—	686,600	289,138	312,750	8,256	1,655,398

(1) Includes, where applicable, amounts electively deferred by each Named Executive Officer under our 401(k) Plan.

(2) Stock Awards consist of RSUs granted in 2009 and 2008, respectively, and performance based RSUs granted in 2007. Amounts shown represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for the applicable awards granted in fiscal 2009, 2008 and 2007, respectively. The assumptions used to calculate the grant date fair value of awards for (i) fiscal 2009 and 2008 are set forth in Note 13, "Employee Benefits and Stock-Based Compensation," and (ii) fiscal 2007 are set forth in Note 13, "Stock Based Compensation," of our Notes to Consolidated Financial Statements in the Annual Reports of Form 10-K for the corresponding years.

(3) Amounts shown are for non-equity incentive plan compensation earned during the year indicated, but paid in the following year.

(4) Except as otherwise indicated, amounts in "All Other Compensation" for fiscal 2009, fiscal 2008 and fiscal 2007 include, where applicable, matching contributions made by the Company to the VeriSign 401(k) Plan, health club fee reimbursements, term life insurance payments and certain other compensation not required to be identified under the SEC rules.

(5) Mr. Bidzos served as Non-Executive Chairman of the Board until June 30, 2008, at which time he was appointed Executive Chairman, President and Chief Executive Officer on an interim basis. On January 14, 2009, Mr. Bidzos resigned as President on an interim basis, and on August 17, 2009, Mr. Bidzos resigned as Executive Chairman and Chief Executive Officer on an interim basis and was appointed Executive Chairman of VeriSign.

(6) Includes cash compensation of $76,154 for services as a non-employee director from January 1, 2008 to June 30, 2008 and $350 payment made for waiver of medical coverage.

(7) Mr. McLaughlin held a number of key positions at VeriSign from 2000 to 2007, including serving as our Executive Vice President of Products and Marketing, before resigning from employment with us on December 1, 2007. Mr. McLaughlin returned to VeriSign and served as our President and Chief Operating Officer from January 2009 to August 2009. In August 2009, Mr. McLaughlin was appointed as our President and Chief Executive Officer, and he has served in that capacity and as a director of VeriSign since that date.

(8) Includes payment of $30,000 made pursuant to the terms of Mr. McLaughlin's Consulting Agreement effective November 1, 2008.

(9) Includes payments in the amount of $120,000 made pursuant to the terms of Mr. McLaughlin's Consulting Agreement effective November 1, 2008, and $60,000 for consulting services rendered pursuant to the terms of Mr. McLaughlin's Separation and General Release Agreement dated November 28, 2007.

(10) Represents interest paid on contribution refunded to Mr. McLaughlin in February 2007 as a participant in the Company's 1998 Employee Stock Purchase Plan.

(11) Includes (i) $11,110 payment (on a fully grossed up basis) for the estimated amount of tax and interest incurred as a result of the exercise in fiscal 2006 of certain options subject to Section 409A of the Code and (ii) $228,670 paid or accrued pursuant to the terms of Mr. McLaughlin's Separation and General Release Agreement dated November 28, 2007.

(12) Mr. Robins was appointed Executive Vice President and Chief Financial Officer on August 4, 2009; he had previously held the title of acting Chief Financial Officer.

(13) Mr. Robins received discretionary bonuses of $100,000 and $58,904 on March 27, 2009 and August 28, 2009, respectively. These bonuses were awarded in recognition of his performance during his role as acting Chief Financial Officer.

Grants of Plan-Based Awards for Fiscal 2009

The following table shows all plan-based awards granted to the Named Executive Officers during fiscal 2009 under the VPP and 2006 Equity Incentive Plan.

GRANTS OF PLAN-BASED AWARDS FOR FISCAL 2009[1]

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Named Executive Officer	Grant Date	Threshold	Target	Maximum				
D. James Bidzos	08/17/2009		—	—	97,751			1,999,985
Mark D. McLaughlin	01/14/2009					152,000	17.40	1,080,538
	01/14/2009				61,000			1,061,400
	08/17/2009				30,000			613,800
			502,397(2)	1,507,191(2)				
Brian G. Robins	02/23/2009					50,000	$18.64	380,770
	02/23/2009				20,000			372,800
	08/04/2009				10,000			205,400
			236,384(3)	709,152(3)				
Richard H. Goshorn	02/23/2009					32,500	$18.64	247,500
	02/23/2009				13,000			242,320
			240,000	720,000				
Russell S. Lewis	02/23/2009					25,000	$18.64	190,385
	02/23/2009				10,000			186,400
			240,000	720,000				
Kevin A. Werner	02/23/2009					32,500	$18.64	247,500
	02/23/2009				13,000			242,320
			225,000	675,000				

(1) Named Executive Officers (other than Mr. Bidzos) are eligible to receive an annual cash bonus under the VPP and long-term incentive compensation under our 2006 Equity Incentive Plan (the "2006 Plan") as described in "Compensation Discussion and Analysis" elsewhere in this Proxy Statement.

(2) Amounts for Mr. McLaughlin are calculated based on applicable target and maximum bonus percentages for the periods in 2009 in which Mr. McLaughlin served as President and Chief Operating Officer and as President and Chief Executive Officer, respectively.

(3) Amounts for Mr. Robins are calculated based on applicable target and maximum bonus percentages for the periods in 2009 in which Mr. Robins served as acting Chief Financial Officer and as Chief Financial Officer, respectively.

The Company generally does not enter into employment agreements with its executive officers, each of whom may be terminated at any time at the discretion of the Board. The Company entered into change-in-control agreements with Mark D. McLaughlin, President and Chief Executive Officer, and Brian G. Robins, Executive Vice President and Chief Financial Officer, and also entered into Amended and Restated Change-in-Control and Retention Agreements with other of its executive officers, including the Named Executive Officers, except D. James Bidzos, Executive Chairman.

Stock options are granted at an exercise price not less than 100% of the fair market value of VeriSign's common stock on the date of grant and have a term of not greater than seven years from the date of grant. Stock options listed above vest as to 25% of the granted option on the first anniversary of the date of grant and ratably thereafter over the following 12 quarters. An RSU is an award covering a number of shares of VeriSign common stock that may be settled in cash or by issuance of those shares on a one-for-one basis. RSUs granted to certain executive officers, except Mr. Bidzos, during 2009 vest in four installments, with one-fourth of the granted RSUs vesting on each annual anniversary of the date of grant. RSUs granted to Mr. Bidzos on August 17, 2009 vest in eight installments, with 12.5% of the granted RSUs vesting on each quarterly anniversary of the date of grant. Any dividends paid on our common stock during the vesting period applicable to RSUs shall be credited to the participant in the form of additional RSUs, the number of which shall be calculated based on the market price of our common stock on the date such dividends are paid to stockholders. Any such additional RSUs shall be subject to the same terms and conditions as the underlying RSU award.

Please refer to "Compensation Discussion and Analysis" elsewhere in this Proxy Statement for more information concerning our compensation practices and policies for executive officers.

Outstanding Equity Awards at 2009 Fiscal Year-End

The following table shows all outstanding equity awards held by the Named Executive Officers at the end of fiscal 2009 granted under the 1998 Equity Incentive Plan, the 1998 Director Stock Option Plan and the 2006 Equity Incentive Plan.

OUTSTANDING EQUITY AWARDS AT 2009 FISCAL YEAR-END

		Option Awards				Stock Awards			
Named Executive Officer	**Grant Date**	**Number of Securities Underlying Unexercised Options Exercisable**	**Number of Securities Underlying Unexercised Options Un-exercisable**	**Option Exercise Price**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested**	**Market Value of Shares or Units of Stock That Have Not Vested(1)**	**Equity Incentive Plan Awards; Number of Unearned Shares, Units or Other Rights That Have Not Vested**	**Equity Incentive Plan Awards Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested**
D. James Bidzos	07/24/2000	7,500		$184.63	07/24/2010				
	01/26/2001	5,000		$ 76.25	01/26/2011				
	07/26/2001	12,500		$ 47.17	07/26/2011				
	07/25/2002	3,125		$ 6.70	07/25/2012				
	08/07/2007	10,548		$ 29.63	08/07/2014				
	07/25/2003	6,250		$ 12.88	07/25/2013				
	08/01/2006	14,300(2)	3,300	$ 17.94	08/01/2013				
	07/25/2005	12,500		$ 25.99	07/25/2015				
	07/26/2004	9,375		$ 16.90	07/26/2014				
	08/01/2006					1,525(3)	36,966		
	08/17/2009					85,532(4)	$2,073,296		
Mark D. McLaughlin	01/14/2009		152,000(5)	$ 17.40	01/14/2016				
	01/14/2009					61,000(3)	$1,478,640		
	08/17/2009					30,000(3)	$ 727,200		
Brian G. Robins	02/15/2007	35,000(2)	25,000	$ 26.19	02/15/2014				
	02/28/2007	3,438(2)	1,562	$ 25.30	02/28/2014				
	08/07/2007	11,896(2)	9,252	$ 29.63	08/07/2014				
	08/07/2007	1,983(2)	1,542	$ 29.63	08/07/2014				
	08/15/2007	19,508(2)	15,172	$ 29.51	08/15/2014				
	08/04/2008	7,813(2)	17,187	$ 32.28	08/04/2015				
	02/23/2009		50,000(5)	$ 18.64	02/23/2016				
	02/15/2007					5,000(3)	$ 121,200		
	08/07/2007					4,426(3)	$ 107,286		
	08/07/2007					737(3)	$ 17,865		
	08/15/2007					7,260(3)	$ 175,982		
	03/14/2008					7,000(6)	$ 169,680		
	08/04/2008					7,500(3)	$ 181,800		
	02/23/2009					20,000(3)	$ 484,800		
	08/04/2009					10,000(3)	$ 242,400		
Richard H. Goshorn	06/15/2007	68,750(2)	41,250	$ 29.32	06/15/2014				
	08/07/2007	9,914(2)	7,710	$ 29.63	08/07/2014				
	08/04/2008	6,250(2)	13,750	$ 32.28	08/04/2015				
	02/23/2009		32,500(5)	$ 18.64	02/23/2016				
	08/07/2007							22,376(7)	$ 542,394
	06/15/2007					7,500(3)	$ 181,800		
	02/19/2008					10,000(6)	$ 242,400		
	08/04/2008					6,000(3)	$ 145,440		
	02/23/2009					13,000(3)	$ 315,120		
Russell S. Lewis	11/03/2004	50,000		$ 26.53	11/03/2011				
	08/01/2006	22,888(2)	5,282	$ 17.94	08/01/2013				
	08/07/2007	39,563(2)	30,841	$ 29.63	08/07/2014				
	08/04/2008	7,813(2)	17,187	$ 32.28	08/04/2015				
	02/23/2009		25,000(5)	$ 18.64	02/23/2016				
	08/07/2007							49,506(7)	$1,200,025
	08/01/2006					782(3)	$ 18,956		
	02/19/2008					20,000(6)	$ 484,800		
	08/04/2008					7,500(3)	$ 181,800		
	11/04/2008					18,750(3)	$ 454,500		
	02/23/2009					10,000(3)	$ 242,400		

Named Executive Officer	Grant Date	Option Awards: Number of Securities Underlying Unexercised Options Exercisable	Option Awards: Number of Securities Underlying Unexercised Options Un-exercisable	Option Awards: Option Exercise Price	Option Awards: Option Expiration Date	Stock Awards: Number of Shares of Units of Stock That Have Not Vested	Stock Awards: Market Value of Shares or Units of Stock That Have Not Vested(1)	Stock Awards: Equity Incentive Plan Awards; Number of Unearned Shares, Units or Other Rights That Have Not Vested	Stock Awards: Equity Incentive Plan Awards Market or payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Kevin A. Werner	10/15/2007	45,000(2)	45,000	$33.40	10/15/2014				
	08/04/2008	7,813(2)	17,187	$32.28	08/04/2015				
	02/23/2009		32,500(5)	$18.64	02/23/2016				
	10/15/2007							30,000(7)	$727,200
	10/15/2007					5,000(3)	$121,200		
	02/19/2008					10,000(6)	$242,400		
	08/04/2008					7,500(3)	$181,800		
	02/23/2009					13,000(3)	$315,120		

(1) The market value is calculated by multiplying the number of shares by the closing price of our common stock on December 31, 2009, which was $24.24

(2) The option became exercisable as to 25% of the grant on the first anniversary of the date of grant, and vests quarterly thereafter at the rate of 6.25% per quarter until fully vested.

(3) The RSUs vest as to 25% of the total award on each anniversary of the date of grant until fully vested.

(4) The RSUs vest as to 12.5% of the total award on each quarterly anniversary of the date of grant until fully vested.

(5) The option will become exercisable as to 25% of the grant on the first anniversary of the date of grant, and will vest quarterly thereafter at the rate of 6.25% per quarter until fully vested.

(6) The RSU award vests over a four year period, with one-third of the total award vesting on the second, third and fourth anniversaries of the date of grant.

(7) An award of performance-based RSUs was granted on August 7, 2007. If specified performance criteria are achieved, 100% of the grant will vest on the third anniversary of the date of grant. If specified performance criteria are not achieved, 50% of the grant will vest on the fourth anniversary of the date of grant and the remaining 50% of the grant will be forfeited. Details regarding the performance criteria are set forth in the Current Report on Form 8-K filed by the Company on August 30, 2007.

Option Exercises and Stock Vested for Fiscal 2009

The following table shows all stock options exercised and the value realized upon exercise, and all stock awards vested and the value realized upon vesting, by our Named Executive Officers during fiscal 2009.

OPTION EXERCISES AND STOCK VESTED FOR FISCAL 2009

Named Executive Officer	Option Awards: Number of Shares Acquired on Exercise	Option Awards: Value Realized on Exercise	Stock Awards: Number of Shares Acquired on Vesting	Stock Awards: Value Realized on Vesting
D. James Bidzos	—	$ —	106,680	$2,227,456
Mark D. McLaughlin	—	—	—	—
Brian G. Robins	—	—	11,212	225,449
Richard H. Goshorn	—	—	5,750	109,818
Russell S. Lewis	—	—	9,532	212,209
Kevin A. Werner	—	—	5,000	109,900

Potential Payments Upon Termination or Change-in-Control

Except as described below, the Company has no formal severance program for its Named Executive Officers, each of whom may be terminated at any time at the discretion of the Board. On August 24, 2007, the Compensation Committee adopted and approved forms of change-in-control and retention agreements to be entered into with VeriSign's chief executive officer and our other executive officers, and on August 3, 2009 the Compensation Committee approved amendments to those form agreements to change, among other things, the trigger in the definition of "change-in-control" from acquisition of 30% of our common stock to acquisition of 35% of our common stock (such agreements, as amended, the "CIC Agreements"). Under the CIC Agreements, an executive officer of the Company is entitled to receive severance benefits if, within the twenty-four months following a "change-in-control" (or under certain circumstances, during the six-month period preceding a "change-in-control"), the executive officer's employment is terminated by VeriSign without "cause" or by the executive officer for "good reason." The terms and conditions of the CIC Agreements are described below.

Under the CIC Agreements, "*change-in-control*" means:

(a) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than a trustee or other fiduciary holding securities of the Company under an employee benefit plan of the Company or its subsidiaries, becomes the "beneficial owner" (as defined in Rule 13d-3 promulgated under the Exchange Act), directly or indirectly (excluding, for purposes of this Section, securities acquired directly from the Company), of securities of the Company representing at least thirty-five percent (35%) of (A) the then-outstanding shares of common stock of the Company or (B) the combined voting power of the Company's then-outstanding securities;

(b) the consummation of a merger or consolidation, or series of related transactions, which results in the voting securities of the Company outstanding immediately prior thereto failing to continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity), directly or indirectly, at least fifty (50%) percent of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation;

(c) a change in the composition of the Board occurring within a 24-month period, as a result of which fewer than a majority of the directors are incumbent directors;

(d) the sale or disposition of all or substantially all of the Company's assets (or consummation of any transaction, or series of related transactions, having similar effect); or

(e) stockholder approval of the dissolution or liquidation of the Company.

Under the CIC Agreements, "*cause*" means:

(a) an executive's willful and continued failure to substantially perform the executive's duties after written notice providing the executive with ninety (90) days from the date of the executive's receipt of such notice in which to cure;

(b) conviction of (or plea of guilty or no contest to) the executive for a felony involving moral turpitude;

(c) an executive's willful misconduct or gross negligence resulting in material harm to the Company; or

(d) an executive's willful violation of the Company's policies resulting in material harm to the Company.

Under the CIC Agreements, "*good reason*" means:

(a) a change in the executive's authority, duties or responsibilities that is inconsistent in any material and adverse respect from the executive's authority, duties and responsibilities immediately preceding the change-in-control;

(b) a reduction in the executive's base salary compared to the executive's base salary immediately preceding the change-in-control, except for an across-the-board reduction of not more than ten percent (10%) of base salary applicable to all senior executives of the Company;

(c) a reduction in the executive's bonus opportunity of five percent (5%) or more from the executive's bonus opportunity immediately preceding the change-in-control, except for an across-the-board reduction applicable to all senior executives of the Company;

(d) a failure to provide the executive with long-term incentive opportunities that in the aggregate are at least comparable to the long-term incentives provided to other senior executives at the Company;

(e) a reduction of at least 5% in aggregate benefits that the executive is entitled to receive under all employee benefit plans of the Company following a change-in-control compared to the aggregate benefits the executive was eligible to receive under all employee benefit plans maintained by the Company immediately preceding the change-in-control; or

(f) a requirement that the executive be based at any office location more than 40 miles from the executive's primary office location immediately preceding the change-in-control, if such relocation increases the executive's commute by more than ten (10) miles from the executive's principal residence immediately preceding the change-in-control; or

(g) the failure of the Company to obtain the assumption of the agreement from any successor as provided in the agreement.

If a change-in-control occurs and the executive officer experiences a qualifying termination and timely delivers a general release agreement, the CIC Agreements provide that VeriSign will make the following payments and provide the following benefits to the executive officer (subject to a six month delay if and to the extent required by the deferred compensation rules set forth in and promulgated under Section 409A of the Code):

- a lump sum equal to the pro rata target bonus for the year in which the executive officer was terminated;
- a lump sum equal to a specified multiple of the sum of (i) the executive officer's annual base salary plus (ii) the average of the executive officer's annual bonus amount for the last three full fiscal years prior to a change-in-control, or, if the executive officer was employed by the Company for fewer than three full fiscal years preceding the fiscal year in which the change-in-control occurs, the average target bonus for the number of full fiscal years the executive officer was employed by the Company before the change-in-control or the target bonus for the fiscal year in which the change-in-control occurs if the executive officer was not eligible to receive a bonus from the Company during any of the prior three fiscal years; the applicable multiples are 200% of the annual base salary and bonus for the chief executive officer and 100% of the annual base salary and bonus for other executive officer participants;
- continued health benefits for the executive officer and the executive officer's eligible dependents for a number of years equal to the severance multiple, provided that such coverage of health benefits will cease if the executive officer becomes eligible for comparable benefits from a new employer and
- immediate acceleration of vesting of all of the executive officer's unvested stock options and RSUs; however, if the consideration to be received by stockholders of the Company in connection with the change-in-control consists of substantially all cash or if the stock options and RSUs held by the executive officer are not assumed in the change-in-control, then all of the executive officer's then-unvested and outstanding stock options and RSUs shall vest immediately prior to the change-in-control regardless of whether or not there is a termination of employment in connection therewith.

In addition, the CIC Agreements include the following terms and conditions:

- to the extent any change-in-control payments or benefits are characterized as a parachute payment within the meaning of Section 4999 of the Code, and such characterization would subject the executive officer to a federal excise tax due to that characterization, the executive officer may elect to be paid in full or in such lesser amount as would result in the executive officer's receipt, on an after-tax basis, of the greatest amount of termination and other benefits, after taking into account applicable federal, state and local taxes, including the excise tax under Section 4999 of the Code;

- an initial term ending on August 24, 2010 and automatic renewal for one-year periods thereafter unless the Board terminates the CIC Agreement at least 90 days before the end of the then-current term, provided that such termination shall not be effective until the last day of the then-current term; and
- the executive officer is prohibited from soliciting employees of VeriSign or competing against VeriSign for a period of twelve months.

The following table shows the value of stock options and RSUs that would have vested for our Named Executive Officers as of December 31, 2009, as well as the additional cash compensation payable, if any, under the change-in-control and termination scenarios described above. The value of stock options is based on the difference between the exercise price of all accelerated options and the market value of our common stock as of December 31, 2009, which was $24.24.

Change-in-Control Benefit Estimates as of December 31, 2009

	Value of Accelerated Cash Compensation Benefits ($)(1)		Value of Accelerated Stock Awards ($)		Value of Accelerated Option Awards ($)	
Named Executive Officer	**Change-in-Control Only**	**Change-in-Control plus Qualifying Termination**	**Change-in-Control Only**	**Change-in-Control plus Qualifying Termination(2)**	**Change-in-Control Only**	**Change-in-Control plus Qualifying Termination(2)**
D. James Bidzos	—	—	36,966		20,790	
Mark D. McLaughlin	—	3,034,485	—	2,205,840	—	1,039,680
Brian G. Robins	—	1,015,354	—	1,501,013	—	280,000
Richard H. Goshorn	—	888,773	—	1,427,154	—	182,000
Russell S. Lewis	—	888,322	—	2,582,481	—	173,277
Kevin A. Werner	—	833,950	—	1,587,720	—	182,000

(1) To the extent any payments made or benefits provided upon termination of an executive officer's employment constitute deferred compensation subject to Section 409A of the Code, payment of such amounts or provision of such benefits will be delayed for six months after the executive officer's separation from service if and to the extent required under Section 409A.

(2) If the equity awards held by the executive are not assumed upon a change-in-control or the consideration to be received by stockholders consists of substantially all cash, then all such equity awards shall have their vesting and exercisability accelerated in full immediately prior to the change-in-control regardless of whether there is a qualifying termination.

Equity Compensation Plan Information

The following table sets forth information about our common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans as of December 31, 2009.

EQUITY COMPENSATION PLAN INFORMATION

	Equity Compensation Plan Information		
	(A)	(B)	(C)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights(2)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A))
Equity compensation plans approved by stockholders(3)	7,872,672(4)	$27.95	15,464,791(5)
Equity compensation plans not approved by stockholders(6)	2,034,934(7)	$23.70	—
Total	9,907,606	$26.68	15,464,791

(1) Includes 1,520 shares subject to RSUs outstanding as of December 31, 2009 that were issued under the 1998 Equity Incentive Plan and 3,098,748 shares subject to RSUs outstanding as of December 31, 2009 that were issued under the 2006 Plan.

(2) Does not include any price for outstanding RSUs.

(3) Includes the 1998 Equity Incentive Plan, the 1998 Directors Plan (collectively, the "1998 Plans"), the 2006 Plan, and the 2007 Employee Stock Purchase Plan (the "2007 Purchase Plan"). Effective May 27, 2006, the granting of equity awards under the 1998 Plans has been discontinued and new equity awards are being granted under the 2006 Plan. Remaining authorized shares under the 1998 Plans that were not subject to outstanding awards as of May 26, 2006 were canceled on May 26, 2006. The 1998 Plans will remain in effect as to outstanding equity awards granted under each such plan prior to May 26, 2006.

(4) Excludes purchase rights accruing under the 2007 Purchase Plan, which has a remaining stockholder-approved reserve of 4,707,626 shares as of December 31, 2009.

(5) Consists of shares available for future issuance under the 2006 Plan and the 2007 Purchase Plan. As of December 31, 2009, an aggregate of 10,757,165 shares and 4,707,626 shares of common stock were available for issuance under the 2006 Plan and the 2007 Purchase Plan, respectively, including 620,935 shares subject to purchase under the 2007 Purchase Plan during the current purchase period. In addition to options and RSUs, shares can be granted under the 2006 Plan pursuant to stock appreciation rights, restricted stock awards, stock bonuses and performance shares. Under the terms of the 2006 Plan, the aggregate number of shares that may be granted pursuant to awards, other than with respect to stock options and stock appreciation rights, may not exceed 40% of the total number of shares reserved and available for grant and issuance pursuant to the 2006 Plan.

(6) Includes the 2001 Stock Incentive Plan (the "2001 Plan"). No options issued under the 2001 Plan are held by any directors or executive officers. The terms of this plan are set forth in Note 13, "Employee Benefits and Stock-Based Compensation," to the financial statements included in the Annual Report. Effective May 27, 2006, the granting of equity awards under the 2001 Plan was discontinued and new equity awards are being granted under the 2006 Plan. Remaining authorized shares under the 2001 Plan that were not subject to outstanding awards as of May 26, 2006 were canceled on May 26, 2006. The 2001 Plan remains in effect as to outstanding equity awards granted under the plan prior to May 26, 2006.

(7) Does not include options to purchase an aggregate of 117,991 shares of common stock with a weighted-average exercise price of $23.93 that were assumed in business combinations.

POLICIES AND PROCEDURES WITH RESPECT TO TRANSACTIONS WITH RELATED PERSONS

VeriSign's Audit Committee approved a written *Policy for Entering into Transactions with Related Persons* (the "Related Person Transaction Policy") which sets forth the requirements for review, approval or ratification of transactions between VeriSign and "related persons," as such term is defined under Item 404 of Regulation S-K.

Pursuant to the terms of the Related Person Transaction Policy, the Audit Committee shall review, approve or ratify the terms of any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which (i) VeriSign was or is to be a participant and (ii) a related person has or will have a direct or indirect material interest ("Related Person Transaction"), *except* for those transactions, arrangements or relationships specifically listed in the Related Person Transaction Policy that do not require approval or ratification. In determining whether to approve or ratify a Related Person Transaction, the Audit Committee will take into account, among other factors it deems appropriate, whether the Related Person Transaction terms are no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the materiality of the related person's direct or indirect interest in the transaction.

Prior approval of the Audit Committee shall be required for the following Related Person Transactions:

- Any Related Person Transaction to which a related person is a named party to the underlying agreement or arrangement; *provided, however*, certain agreements or arrangements between VeriSign and a related person concerning employment and any compensation solely resulting from employment or concerning compensation as a member of the Board that have, in each case, been entered into or approved in accordance with policies of VeriSign shall not be subject to prior approval of the Audit Committee;
- Any Related Person Transaction involving an indirect material interest of a related person where the terms of the agreement or arrangement are not negotiated on an arms length basis or where the Related Person Transaction is not a transaction in the ordinary course of business; and
- Any Related Person Transaction where the total transaction value exceeds $1,000,000.

On a quarterly basis, the Audit Committee shall review and, if determined by the Audit Committee to be appropriate, ratify any Related Person Transactions not requiring prior approval of the Audit Committee pursuant to the Related Person Transaction Policy.

In the event VeriSign proposes to enter into a transaction with a related person who is a member of the Audit Committee or an immediate family member of a member of the Audit Committee, prior approval by a majority of the disinterested members of the Board shall be required and no such member of the Audit Committee for which he or she or an immediate family member is a related person shall participate in any discussion or approval of such transaction, except to provide all material information concerning the Related Person Transaction.

The following Related Person Transactions shall not require approval or ratification by the Audit Committee:

- Payment of compensation to executive officers in connection with their employment with VeriSign; *provided* that such compensation has been approved in accordance with policies of VeriSign.
- Remuneration to directors in connection with their service as a member of the Board; *provided* that such remuneration has been approved in accordance with policies of VeriSign.
- Reimbursement of expenses incurred in exercising duties as an officer or director of VeriSign; *provided* that such reimbursement has been approved in accordance with policies of VeriSign.
- Any transaction with another company at which a related person's only relationship is as a director or beneficial owner of less than 10% of that company's shares, if the aggregate amount involved does not exceed $1,000,000.

- Any transaction with a related person involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.
- Any transaction involving a related person where the rates or charges involved are determined by competitive bids, or the transaction involves the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority.
- Any transaction where the related person's interest arises solely from the ownership of VeriSign's common stock and all holders of VeriSign's common stock received the same benefit on a pro rata basis (e.g., dividends).

There are no transactions required to be reported under Item 404(a) of Regulation S-K where the Related Person Transaction Policy did not require review, approval or ratification, or where the Related Person Transaction Policy was not followed during fiscal 2009.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since January 1, 2009, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we or any of our subsidiaries are or were to be a party in which the amount involved exceeded or will exceed $120,000 and in which any director, executive officer or beneficial holder of more than 5% of the common stock of VeriSign or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

Transactions with U.S. Bancorp. William L. Chenevich is the Lead Independent Director of our Board, Chairman of the Audit Committee and a member of the Corporate Governance and Nominating Committee and the Vice Chairman of Technology and Operations of U.S. Bancorp. We have entered into agreements with U.S. Bancorp and certain of its affiliates ("U.S. Bank") pursuant to which we provide authentication services to U.S. Bank. Since January 1, 2009, the value of such transactions was approximately $573,959. We have also entered into agreements pursuant to which we purchase various products and services from U.S. Bank; since January 1, 2009, the value of such transactions did not exceed $120,000. U.S. Bank is also a lender under a $500 million senior unsecured revolving credit facility (the "Credit Facility"), under which VeriSign, or certain designated subsidiaries, may be borrowers. The Credit Facility is described in Note 9, "Credit Facility," of the Notes to Consolidated Financial Statements in the Annual Report. Since January 1, 2009, the portion of interest and fees paid by us under the Credit Facility attributable to U.S. Bank was approximately $57,000. In addition, U.S. Bank National Association, a subsidiary of U.S. Bancorp, is the trustee of the Indenture dated as of August 20, 2007 between the Company and U.S. Bank National Association for the Company's 3.25% junior subordinated convertible debentures due August 15, 2037 (the "Indenture"). Since January 1, 2009, we paid U.S. Bank less than $120,000 for its service as trustee under the Indenture. Mr. Chenevich did not have a material interest, either directly or indirectly, in any of the aforementioned transactions.

PROPOSAL NO. 3
RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has selected KPMG LLP as our independent registered public accounting firm to perform the audit of our financial statements for the year ending December 31, 2010, and our stockholders are being asked to ratify this selection. Representatives of KPMG LLP, expected to be present at the Meeting, will have the opportunity to make a statement at the Meeting if they desire to do so and are expected to be available to respond to appropriate questions.

The Board Recommends a Vote "FOR" the Ratification of the Selection of KPMG LLP as our Independent Registered Public Accounting Firm.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services rendered by KPMG LLP for the audit of our annual consolidated financial statements for the years ended December 31, 2009 and December 31, 2008, and fees billed for other services provided by KPMG LLP.

	2009 Fees	2008 Fees
Audit Fees (including quarterly reviews):		
Consolidated Integrated Audit	$2,938,486	$4,983,828
Statutory Audits	894,374	761,009
Total Audit Fees	3,832,860	5,744,837
Audit-Related Fees(1)	2,436,865	4,091,419
Tax Fees(2)	562,286	114,647
Total Fees	6,832,011	9,950,903

(1) Audit-Related Fees consist principally of attestation of internal controls for service organizations under Statement on Accounting Standards No. 70, Webtrust audits, and audit of carve-out entities sold or to be sold.

(2) Tax Fees include international tax compliance and technical tax advice.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

Per the Audit Committee's Charter, the Audit Committee pre-approved all audit and permissible non-audit services provided by the independent registered public accounting firm. These services included audit services, audit-related services, tax services and other services. Any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date.

OTHER INFORMATION

Stockholder Proposals for the 2011 Annual Meeting of Stockholders

Proposals of stockholders intended to be presented at our 2011 Annual Meeting of Stockholders and included in our proxy statement and form of proxy relating to the meeting, pursuant to Rule 14a-8 under the Exchange Act must be received by us at our principal executive offices no later than 120 calendar days before the one year anniversary of the date of this Proxy Statement, or December 15, 2010.

In accordance with our Fifth Amended and Restated Bylaws, we have established an advance notice procedure for stockholder proposals not included in our proxy statement to be brought before an annual meeting of stockholders. In general, nominations for the election of directors may be made:

- pursuant to VeriSign's notice of such meeting;
- by or at the direction of the Board; or
- by any stockholder of the corporation who was a stockholder of record at the time of giving notice who is entitled to vote at such meeting and complies with the notice procedures set forth below.

The only business that will be conducted at an annual meeting of our stockholders is business that is brought before the meeting by or at the direction of the chairman of the meeting or by any stockholder entitled to vote who has delivered timely written notice to the Secretary of VeriSign no later than sixty days and no earlier than ninety days prior to the first anniversary of this year's annual meeting. In the event that the date of the annual meeting is more than thirty days before or more than sixty days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the ninetieth day prior to the annual meeting and not later than the close of business on the later of the sixtieth day prior to the annual meeting or the close of business on the tenth day following the day on which public announcement of the date of such meeting is first made by us. The stockholder's notice must contain specified information concerning the matters to be brought before the meeting and concerning the stockholder proposing those matters. If a stockholder who has notified us of his intention to present a proposal at an annual meeting does not appear or send a qualified representative to present his proposal at the meeting, we need not present the proposal for a vote at the meeting. We reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements, including conditions established by the SEC. A copy of the full text of the bylaw provisions discussed above may be obtained by writing to the Secretary of VeriSign and is also available at our website at *https://investor.verisign.com/policies.cfm*. All notices of proposals by stockholders, whether or not included in our proxy materials, should be sent to the Secretary of VeriSign at 487 East Middlefield Road, Mountain View, California 94043-4047.

Other Business

The Board does not presently intend to bring any other business before the Meeting, and, so far as is known to the Board, no matters are to be brought before the Meeting except as specified in the Notice of the Meeting. As to any business that may properly come before the Meeting, however, it is intended that proxies will be voted in respect thereof in accordance with the judgment of the persons voting such proxies.

Whether or not you expect to attend the Meeting, please complete the proxy electronically as described on the Notice of Internet Availability of Proxy Materials and under "Internet and Telephone Voting" in this Proxy Statement, or alternatively, if you have requested paper copies of the proxy soliciting materials, please complete, date, sign and promptly return the proxy in the enclosed postage paid envelope or cast your vote by phone so that your shares may be represented at the Meeting.

Communicating With VeriSign

We have from time-to-time received calls from stockholders inquiring about the available means of communication with VeriSign. We thought that it would be helpful to describe those arrangements that are available for your use.

- If you would like to receive information about VeriSign, you may use one of these convenient methods:

  1. To have information such as our latest Annual Report on Form 10-K or Quarterly Report on Form 10-Q mailed to you, please call our Investor Relations Department at 1-800-922-4917.
  2. To view our website on the Internet, use our Internet address: *www.verisign.com.* Our home page gives you access to product, marketing and financial data, and an on-line version of this Proxy Statement, our Annual Report on Form 10-K and other filings with the SEC.

- If you would like to write to us, please send your correspondence to the following address:

  VeriSign, Inc.
  Attention: Investor Relations
  487 East Middlefield Road
  Mountain View, CA 94043-4047

  or via email at ir@verisign.com.

- If you would like to inquire about stock transfer requirements, lost certificates and change of stockholder address, please call our transfer agent, BNY Mellon Shareowner Services LLC at 1-877-255-1918. Foreign stockholders please call 1-201-680-6578. You may also visit their website at *http://www.mellon.com/mis/index.html* for step-by-step transfer instructions.

APPENDIX A

VERISIGN, INC.
ANNUAL INCENTIVE COMPENSATION PLAN

VeriSign, Inc. (the "Company"), a Delaware corporation, hereby establishes and adopts the Annual Incentive Compensation Plan (the "Plan") to provide incentive awards that are intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended.

1. PURPOSES OF THE PLAN

The purposes of the Plan are to advance the interests of the Company and its stockholders and assist the Company in attracting and retaining executive officers of the Company and its Affiliates who, because of the extent of their responsibilities, can make significant contributions to the Company's success by their ability, industry, loyalty and exceptional services, by providing incentives and financial rewards to such executive officers.

2. DEFINITIONS

2.1. *"Affiliate"* shall mean any corporation, partnership or other organization of which the Company owns or controls, directly or indirectly, not less than 50% of the total combined voting power of all classes of stock or other equity interests.

2.2. "*Award*" shall mean an award granted to a Participant under the Plan.

2.3. "*Board*" shall mean the board of directors of the Company.

2.4. "*Code*" shall mean the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto.

2.5. "*Committee*" shall mean the Compensation Committee of the Board or any subcommittee thereof formed by the Compensation Committee to act as the Committee hereunder. For purposes of satisfying the requirements of Section 162(m) of the Code and the regulations thereunder, the Committee is intended to consist solely of two or more "outside directors" as such term is defined in Section 162(m) of the Code and the regulations thereunder.

2.6. *"Disability"* means any physical or mental condition of a Participant that in the opinion of the Committee renders the Participant incapable of continuing to be an employee of the Company and its Affiliates.

2.7. "*Participant*" shall mean the Company's Chief Executive Officer and each other executive officer of the Company selected by the Committee pursuant to Section 3.1 to participate in the Plan.

2.8. *"Performance Criteria"* shall mean the measurable performance objective(s) established pursuant to the Plan for Participants who have received grants of Awards hereunder, which may include any one or more of the following: net sales; revenue; revenue growth or product revenue growth; operating income (before or after taxes); pre- or after-tax income or loss (before or after allocation of corporate overhead and bonus); earnings or loss per share; net income or loss (before or after taxes); return on equity; total stockholder return; return on assets or net assets; appreciation in and/or maintenance of the price of shares of the Company's common stock or any other publicly-traded securities of the Company; market share; gross profits; earnings or losses (including earnings or losses before taxes, before interest and taxes, or before interest, taxes, depreciation and amortization); economic value-added models or equivalent metrics; comparisons with various stock market indices; reductions in costs; cash flow or cash flow per share (before or after dividends); return on capital (including return on total capital or return on invested capital); cash flow return on investment; improvement in or attainment of expense levels or working capital levels, including cash, inventory and accounts receivable; operating margin; gross margin; year-end cash; cash margin; debt reduction; stockholders equity; operating efficiencies; market share; customer satisfaction; customer growth; employee satisfaction; regulatory achievements (including submitting or filing applications or other documents with regulatory authorities or receiving approval of any such applications or other documents and passing pre-approval inspections (whether of the Company or the Company's third-party manufacturer) and validation of manufacturing processes (whether the Company's or the Company's third-party manufacturer's)); strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property; establishing relationships with commercial entities with respect to the marketing, distribution and sale of the Company's products (including with group purchasing organizations, distributors and other vendors); supply chain achievements (including establishing relationships with manufacturers or suppliers of component materials and manufacturers of the Company's products); co-development, co-marketing, profit sharing, joint venture or other similar arrangements; financial ratios, including those measuring liquidity, activity, profitability or leverage; cost of capital or assets under management; financing and other capital raising transactions (including sales of the Company's equity or debt securities; factoring transactions; sales or licenses of the Company's assets, including its intellectual property, whether in a particular jurisdiction or territory or globally; or through partnering transactions); implementation, completion or attainment of measurable objectives with respect to research, development, manufacturing, commercialization, products or projects, production volume levels, acquisitions and divestitures; factoring transactions; or recruiting and maintaining personnel.

2.9. "*Performance Period*" shall mean the Company's fiscal year or such other period that the Committee, in its sole discretion, may establish.

3. ELIGIBILITY AND ADMINISTRATION

3.1. *Eligibility*. The individuals eligible to participate in the Plan shall be the Company's Chief Executive Officer and any other executive officer of the Company or an Affiliate selected by the Committee to participate in the Plan (each, a "Participant").

3.2. *Administration*. (a) The Plan shall be administered by the Committee. The Committee shall have full power and authority, subject to the provisions of the Plan and subject to such orders or resolutions not inconsistent with the provisions of the Plan as may from time to time be adopted by the Board or the Committee, to: (i) select the Participants to whom Awards may from time to time be granted hereunder; (ii) determine the terms and conditions, not inconsistent with the provisions of the Plan, of each Award; (iii) determine the time when Awards will be granted and paid and the Performance Period to which they relate; (iv) determine the performance goals for Awards for each Participant in respect of each Performance Period based on the Performance Criteria and certify the calculation of the amount of the Award payable to each Participant in respect of each Performance Period; (v) determine whether payment of Awards may be deferred by Participants; (vi) interpret and administer the Plan and any instrument or agreement entered into in connection with the Plan; (vii) correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent that the Committee shall deem desirable to carry it into effect; (viii) establish such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; and (ix) make any other determination and take any other action that the Committee deems necessary or desirable for administration of the Plan.

(b) Decisions of the Committee shall be final, conclusive and binding on all persons or entities, including the Company, any Affiliate, any Participant and any person claiming any benefit or right under an Award or under the Plan.

(c) To the extent not inconsistent with applicable law or the rules and regulations of the NASDAQ Stock Market (or such other principal securities market on which the Company's securities are listed or qualified for trading), including the applicable provisions of Section 162(m) of the Code and the regulations thereunder, the Committee may delegate to one or more officers of the Company or a committee of officers the authority to take actions on its behalf pursuant to the Plan.

4. AWARDS

4.1. *Performance Period; Performance Goals.* (a) Not later than the earlier of (i) 90 days after the commencement of each fiscal year of the Company and (ii) the expiration of 25% of the Performance Period, the Committee shall, in writing, designate (x) one or more Performance Periods, (y) the Participants for each Performance Period and (z) the performance goals for determining the Award to be paid to each Participant for each Performance Period based on attainment of specified levels of one or any combination of the Performance Criteria. Within such time period the Committee shall also specify any exclusion(s) or inclusion(s) for charges related to any event(s) or occurrence(s) which the Committee determines should appropriately be excluded or included, as applicable, for purposes of measuring performance against the applicable Performance Criteria, which may include (a) restructurings, reorganizations, discontinued operations, non-core businesses in continuing operations, acquisitions, dispositions, or any extraordinary nonrecurring items as described in ASC Subtopic 225-20 and/or in management's discussion and analysis of financial condition and results of operations appearing in the Company's Annual Report on Form 10-K for the applicable year, (b) the cumulative effects of tax or accounting changes, each in accordance with generally accepted accounting principles, (c) foreign exchange gains or losses, (d) stock-based compensation, (e) amortization of intangible assets, impairments of goodwill and other intangible assets, asset write downs, or non-cash interest expense or (f) litigation or claim judgments or settlements. Any such inclusion or exclusion shall be prescribed in a form that meets the requirements for deductibility under Section 162(m) of the Code and the regulations thereunder. If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which it conducts its business, or other events or circumstances, render previously established performance goals unsuitable, the Committee may in its discretion modify such performance goals or the related levels of achievement, in whole or in part, as the Committee deems appropriate and equitable; provided that, unless the Committee determines otherwise, no such action shall be taken if and to the extent it would result in the loss of an otherwise available exemption of the Award under Section 162(m) of the Code and the regulations thereunder.

(b) If a person becomes eligible to participate in the Plan after the Committee has made its initial designation of Participants, such individual may become a Participant if so designated in writing by the Committee.

(c) The performance goals designated by the Committee may be determined solely by reference to the Company's performance or the performance of an Affiliate, division, business segment or business unit of the Company, or based upon the relative performance of other companies or upon comparisons of any of the indicators of performance relative to other companies. Such performance goals shall otherwise comply with the requirements for performance based compensation set forth in Section 162(m) of the Code and the regulations thereunder.

4.2. *Certification.* At such time as it shall determine appropriate following the conclusion of each Performance Period and prior to the applicable payment date (as determined in accordance with Section 4.3), the Committee shall certify, in writing, whether and to what extent the applicable Performance Criteria have been satisfied and the amount (if any) to be paid pursuant to each Participant's Award for such Performance Period.

4.3. *Payment of Awards.* The amount of the Award actually paid to a Participant may, in the sole discretion of the Committee, be reduced to less than the amount otherwise payable to the Participant based on attainment of the performance goals for the Performance Period as determined in accordance with Sections 4.1 and 4.2 (including that any such amount may be reduced to zero). The Committee may not waive the achievement of the applicable performance goals except in the case of the death or Disability of the Participant, a change in control of the Company, or as otherwise determined by the Committee in special circumstances, in each case in accordance with the exception for performance based compensation set forth in Section 162(m) of the Code and the regulations thereunder. The actual amount of the Award determined by the Committee for a Performance Period shall be paid in cash or, to the extent provided in such plan, in share awards under a stockholder-approved stock plan of the Company. Payment to each Participant shall be subject to the Participant's continuous employment with the Company or its Affiliate through the applicable payment date. If the Participant satisfies the service condition set forth in the preceding sentence, payment to such Participant shall be made no later than the fifteenth day of the third month following the end of the fiscal year of the Company in which the applicable payment date occurs, unless payment is deferred pursuant to a plan or arrangement satisfying the requirements of Section 409A of the Code.

4.4. *Changes in Employment.* If a person becomes a Participant as specified in Section 4.1(b) during a Performance Period, the Award payable to such Participant may, in the discretion of the Committee, be proportionately reduced based on the period of actual employment during the applicable Performance Period. If a Participant does not remain continuously employed with the Company or its Affiliate through the applicable payment date for an Award, the Participant shall forfeit his or her right to any payment pursuant to such Award; provided that, except where the Participant was terminated for cause (as determined by the Committee in its sole discretion), the Committee, in its sole discretion, may determine to pay such Participant all or any portion of such Award, subject to such terms and conditions as the Committee may establish. Notwithstanding anything to the contrary herein, unless the Committee determines otherwise, any actions taken by the Committee pursuant to this Section 4.4 shall be subject to compliance with the exception for performance based compensation set forth in Section 162(m) of the Code and the regulations thereunder.

4.5. *Maximum Award.* The maximum dollar value of an Award payable to any Participant in any 12-month period is $5,000,000.

5. MISCELLANEOUS

5.1. *Amendment and Termination of the Plan.* The Board or the Committee may, from time to time, alter, amend, suspend or terminate the Plan as it shall deem advisable, subject to any requirement for stockholder approval imposed by applicable law, including Section 162(m) of the Code, or by the NASDAQ Stock Market (or such other principal securities market on which the Company's securities are listed or qualified for trading). No amendments to, or termination of, the Plan shall in any way impair the rights of a Participant under any Award previously granted without such Participant's consent.

5.2. *Section 162(m) of the Code.* Unless otherwise determined by the Committee, the provisions of this Plan shall be administered and interpreted in accordance with Section 162(m) of the Code and the regulations thereunder to ensure the deductibility by the Company of the payment of Awards.

5.3. *Section 409A of the Code.* Awards are intended not to be subject to Section 409A of the Code by reason of being a short-term deferral and shall be interpreted accordingly. If any provision of the Plan or any Award could cause any Award to be subject to taxes, interest or penalties under Section 409A of the Code, or if any such provision contravenes Section 409A (or any regulations or guidance promulgated thereunder), the Company may, in its sole discretion, modify the Plan or any Award to (a) avoid being subject to, or comply with, Section 409A, (b) avoid the imposition of taxes, interest and penalties under Section 409A and/or (c) maintain, to the maximum extent practicable, the original intent of the applicable provision without violating the provisions of Section 409A. Moreover, any discretionary authority that the Board or the Committee may have pursuant to the Plan shall not be applicable to any Award that is subject to Section 409A to the extent such discretionary authority would contravene Section 409A. Nothing in the Plan shall require the Company to provide any gross-up or other tax reimbursement to a Participant in connection with any violation of Section 409A or otherwise.

5.4. *Tax Withholding.* The Company or an Affiliate shall have the right to make all payments or distributions pursuant to the Plan to a Participant net of any applicable federal, state and local taxes required to be paid or withheld. The Company or an Affiliate shall have the right to withhold from wages, Awards or other amounts otherwise payable to such Participant such withholding taxes as may be required by law, or to otherwise require the Participant to pay such withholding taxes. If the Participant shall fail to make such tax payments as are required, the Company or an Affiliate shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to such Participant or to take such other action as may be necessary to satisfy such withholding obligations.

5.5. *Right of Discharge Reserved; Claims to Awards.* Nothing in this Plan shall provide any Participant a right to receive any Award or payment under the Plan with respect to a Performance Period. Nothing in the Plan nor the grant of an Award hereunder shall confer upon any Participant the right to continue in the employment of the Company or an Affiliate or affect any right that the Company or an Affiliate may have to terminate the employment of (or to demote or to exclude from future Awards under the Plan) any such Participant at any time for any reason. Except as specifically provided by the Committee, in the event of the termination of employment of any Participant, the Company shall not be liable for the loss of existing or potential profit from any Award granted to such Participant. No Participant shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Participants under the Plan.

5.6. *Nature of Payments.* All Awards made pursuant to the Plan are in consideration of services performed or to be performed for the Company or an Affiliate, division or business unit of the Company. Any income or gain realized pursuant to Awards under the Plan constitute a special incentive payment to the Participant and shall not be taken into account, to the extent permissible under applicable law, as compensation for purposes of any of the employee benefit plans of the Company or an Affiliate except as may be determined by the Committee or by the Board or board of directors of the applicable Affiliate.

5.7. *Other Plans.* Nothing contained in the Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to stockholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases.

5.8. *Severability.* If any provision of the Plan shall be held unlawful or otherwise invalid or unenforceable in whole or in part by a court of competent jurisdiction, such provision shall (a) be deemed limited to the extent that such court of competent jurisdiction deems it lawful, valid and/or enforceable and as so limited shall remain in full force and effect, and (b) not affect any other provision of the Plan or part thereof, each of which shall remain in full force and effect. If the making of any payment or the provision of any other benefit required under the Plan shall be held unlawful or otherwise invalid or unenforceable by a court of competent jurisdiction, such unlawfulness, invalidity or unenforceability shall not prevent any other payment or benefit from being made or provided under the Plan, and if the making of any payment in full or the provision of any other benefit required under the Plan in full would be unlawful or otherwise invalid or unenforceable, then such unlawfulness, invalidity or unenforceability shall not prevent such payment or benefit from being made or provided in part, to the extent that it would not be unlawful, invalid or unenforceable, and the maximum payment or benefit that would not be unlawful, invalid or unenforceable shall be made or provided under the Plan.

5.9. *Construction.* As used in the Plan, the words "*include*" and "*including,*" and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "*without limitation.*"

5.10. *Unfunded Status of the Plan.* The Plan is intended to constitute an "unfunded" plan for incentive compensation and deferred compensation if permitted by the Committee. With respect to any payments not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general creditor of the Company.

5.11. *Governing Law.* The Plan and all determinations made and actions taken thereunder, to the extent not otherwise governed by the Code or the laws of the United States, shall be governed by the laws of the State of Delaware, without reference to principles of conflict of laws that might result in the application of the laws of another jurisdiction, and shall be construed accordingly.

5.12. *Effective Date of Plan.* The Plan shall be effective on the date of the approval of the Plan by the holders of the then outstanding securities of the Company entitled to vote generally in the election of directors. The Plan shall be null and void and of no effect if the foregoing condition is not fulfilled.

5.13. *Captions.* The captions in the Plan are for convenience of reference only, and are not intended to narrow, limit or affect the substance or interpretation of the provisions contained herein.

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WORLDWIDE

UNITED STATES:
Corporate Headquarters
487 East Middlefield Road
Mountain View, CA 94043
USA
Phone: +1 650 961 7500
Fax: +1 650 961 7300
www.VeriSign.com

21345 Ridgetop Circle
Dulles, VA 20166
Phone: +1 703 948 3200

EUROPE:
8 Chemin de Blandonnet
CH-1214 Vernier, Geneva
Switzerland
Phone: +41 22 930 9200
Fax: +41 22 930 9300
www.VeriSign.ch

Waterfront, Chancellors Road
Hammersmith, W6 9XR London
United Kingdom
Phone: +44 20 324 939 00
Fax: +44 20 860 007 48
www.VeriSign.co.uk

JAPAN:
Nittobo Bldg. 13F
8-1 Yaesu, 2-chome, Chuo-ku
Tokyo 104-0028
Japan
Phone: +81 3 3271 7011
Fax: +81 3 3271 7027
www.VeriSign.co.jp

AUSTRALIA:
Level 5, 6-10 O'Connell Street
Sydney, New South Wales, 2000
Australia
Phone: +612 9236 0509
Fax: +612 9236 0532
www.VeriSign.com.au

INDIA:
VeriSign Services India Pvt Ltd.
80 Feet Road Koramangala
Koramangala, Bangalore - 560 034 Karnataka
India
Phone: +91 80 425 650 12
www.VeriSign.in

SOUTH AFRICA:
Tygerberg Hills Office Park
163 Hendrik Verwoerd Drive
Plattekloof 7500
South Africa
Phone: +27 21 937 8900
Fax: +27 21 937 8965
www.thawte.com




VeriSign®

www.VeriSign.com


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